2024

ANNUAL REPORT

Eastern Bankshares, Inc.

VISION

We embrace our culture and creative spirit to build lasting relationships with our customers, colleagues and communities in pursuit of a better, fairer, more sustainable world.

PURPOSE

We do good things to help all people prosper.

VALUES

Integrity

Diversity, Equity & Inclusion

Innovation

Commitment

Teamwork



AT A GLANCE

Eastern Bankshares, Inc. (Nasdaq Global Select Market: EBC) is the holding company for Eastern Bank. Founded in 1818, Boston-based Eastern Bank provides a full range of banking and wealth management solutions for consumers and businesses of all sizes including through its Cambridge Trust Wealth Management division. In addition to eastern Massachusetts, Eastern locations serve communities in southern and coastal New Hampshire, Rhode Island and Connecticut. Eastern takes pride in its deep client relationships, community support, and long-standing commitment to diversity, equity and inclusion.



#1 BOSTON MARKET SHARE
among locally headquartered banks

$25.6B
in total assets

10% ▲
from the prior year

Net Interest Income Growth

2024	**$608M**
2023	**$550M**

9% ▲
increase in quarterly cash dividend to $0.12 per share

16 YEARS
#1 U.S. SBA lender to small businesses in Massachusetts for the 16th consecutive year

13 YEARS
Named a Top 10 Charitable Contributor in Massachusetts by the Boston Business Journal for 13 years

11 YEARS
Recognized by the Human Rights Campaign Foundation as a Best Places to Work for LGBTQ+ Equality for the 11th consecutive year

COMPLETED CAMBRIDGE TRUST MERGER

CAMBRIDGE TRUST
WEALTH MANAGEMENT — PRIVATE BANKING
A DIVISION OF EASTERN BANK

Created the largest bank-owned independent investment advisor in Massachusetts with approximately:

$8.3B
in assets under management

THE MERGER ALSO ADDED:

$3.7B
in loans*

$3.9B
in deposits*

317
new colleagues

Presented at fair value.



TO OUR SHAREHOLDERS,

On behalf of everyone at Eastern, thank you for your interest and investment in our Company. Eastern's financial performance continued to improve in 2024, driven by a strong commitment to our customers, colleagues and the communities we serve, supported by continued growth and disciplined management. The merger with Cambridge Trust was the strategic and financial highlight of 2024 and provides material positive momentum into 2025 and beyond.

WE ARE GREATER BOSTON'S LOCAL BANK

For more than 20 years, Eastern has been the largest full-service bank headquartered in Massachusetts. It's a responsibility that we take very seriously. In 2024, we successfully completed our merger with Cambridge Trust, solidifying our deposit market share position as the fourth largest among all banks in the Greater Boston region and doubling our presence in southern New Hampshire, while at the same time becoming the largest bank-owned independent investment advisor in Massachusetts.

Over the past two decades, Eastern has grown its total assets by more than five times to $26 billion, ranking among the top 2% of the largest banks in the U.S. However, while asset size is an important factor in our ability to invest in talent and technology to better meet the needs of our customers, provide opportunities for the professional growth of our colleagues and support the communities upon whose vibrancy we depend, it is not what makes a bank "local." In fact, bigger banks often lose the benefits of being deeply connected to these important stakeholders.

At Eastern, we continue to demonstrate that we are a community bank, one that is big enough to matter, yet small enough to care. In this pursuit, our secret sauce is comprised of the outsized leadership and involvement of our employees in various private-public partnerships and nonprofit organizations. This is uniquely fueled by the resources of the Eastern Bank Foundation and a company culture strongly committed to our customers, the communities we serve and each other. Last year alone, Eastern colleagues donated more than 32,000 hours to local nonprofits, with the Foundation providing grants totaling more than $16 million to almost 1,500 different organizations throughout Massachusetts, New Hampshire and Rhode Island. As a result, we were ranked among the 10 most charitable companies in Massachusetts by the Boston Business Journal for the 13th year.

This high degree of civic engagement is both professional and personal as we all live and raise our families in the communities where we work. Our executive management team is deeply connected and networked with our region's private, nonprofit, and public sectors. In many ways, we are considered the most engaged corporate citizen throughout Greater Boston and are often the first to take the initiative or be asked to help address critical issues facing our region and our local economy.

MATURING AS A PUBLIC COMPANY

2024 marked Eastern's fourth full year as a public company. Since our initial public offering in October 2020, we have undertaken a number of significant strategic actions to leverage our outsized capital position and improve our financial performance, including the two largest mergers in our 207-year history, two major restructurings of our securities portfolio and a repositioning of our primary fee income business from insurance brokerage to wealth management.

During 2024, Eastern achieved operating net income of $192.6 million, 18% higher than 2023, driven by the following:

- Net interest income of $607.6 million, representing an increase of 10% from 2023, highlighted by a 12-basis point expansion in our net interest margin (FTE).*

- Period-end loans were up 29% from a year ago, benefitting from the addition of Cambridge Trust and solid organic growth. For the 16th consecutive year, Eastern was named the #1 Small Business Administration lender in Massachusetts.

- Our wealth management assets under management and administration more than doubled.

- Our liquidity position remained strong, with period-end deposits up 21% year-over-year, essentially no wholesale funding and a loan-to-deposit ratio of 85%.

- Asset quality remained solid, with net charge-offs of 0.27% of total loans in 2024 and nonperforming loans of 0.76% of total loans at the end of the year, and limited exposure to at-risk sectors.



- Operating return on average assets* of 83 basis points increased by 7 basis points from 2023, while our operating efficiency ratio* improved to 60.3% from 62.3%.

- Our balance sheet was supported with strong capital levels with equity to assets of 14.1% and tangible common equity to tangible assets* of 10.5% at the end of 2024, providing us with ample capital for organic growth and additional M&A activity.

- We continued to strategically deploy capital during the year, repurchasing $28.4 million worth of shares and increasing the quarterly dividend by 9%.

In addition to seamlessly converting two separate technology platforms associated with the integration of Cambridge Trust, we also completed the upgrade of our digital banking and wealth management platforms. The retention of clients and colleagues joining us from Cambridge Trust remains high, providing a strong foundation for continued growth.

As we look to 2025 and beyond, we anticipate continued improvement in Eastern's operating performance ratios, namely earnings per share, return on average assets and return on average tangible common equity as we more fully realize the benefits of the merger and capitalize on the opportunity presented by our enhanced operating platform.

OUR VALUES ARE ROOTED IN OUR HISTORY

Originally founded as the Salem Institution for Savings in 1818, our purpose has been to do good things to help all people prosper, providing access to the banking system at a time when only a select few banks did. On the first day we opened, we were one of the only banks in the country to offer bank accounts to women. As a result, more than 80% of our early customers were women, making this startup venture immediately viable.

This early example of "doing the right thing is also doing the smart thing" is at the heart of our mission. Eastern's core values of integrity, teamwork and commitment are the basis for establishing and building strong relationships with our customers, colleagues and the communities we serve while those of diversity, equity and inclusion, as well as innovation, ensure that we are engaging the best talent to continually improve our operating and financial performance.

THANK YOU

Our continued growth and success, of course, begins with our incredibly dedicated colleagues at Eastern. Time and time again, they have risen to a host of tremendous challenges, both planned and unexpected, and have exceeded our high expectations. We are truly fortunate to have such a smart, hardworking and high-performing team with a true concern for others.

We also thank our customers for their business, for holding us accountable to our promise of delivering great service, and for their support and loyalty in the midst of tremendous growth, change and challenge. This includes our thousands of community partners whose insights consistently help us to better understand and engage in a wide range of issues and initiatives.

Finally, we'd like to thank longtime members of our Board of Directors, Paul Connolly and Paul Spiess, who retired at the end of the year. "The Pauls" provided Eastern with the benefits of their long banking careers, along with their wise insights and guidance. Professionally and personally, they will be greatly missed.

As always, thank you, our shareholders, for your support of Eastern and for joining us for GOOD.


ROBERT F. RIVERS
Executive Chair and Chair of the Board of Directors


DEBORAH C. JACKSON
Lead Director


DENIS K. SHEAHAN
Chief Executive Officer


QUINCY L. MILLER
President and Chief Operating Officer

Certain items are presented on a non-GAAP basis.
See the accompanying Form 10-K for a discussion of non-GAAP financial measures.



2024 FINANCIAL HIGHLIGHTS

Dollars in thousands, except per-share amounts

STATEMENT OF INCOME	2024	2023
Net interest income	$607,597	$550,409
Noninterest income (loss)	123,917	(237,753)
Noninterest expense	508,368	418,602
Provision for allowance for loan losses	67,380	20,052
Net income (loss) from continuing operations	119,561	(62,689)
Net income from discontinued operations	0	294,866
Net income[1]	119,561	232,177

PER-SHARE DATA		
Earnings per share, diluted	$0.66	$1.43
Book value per share	16.89	16.86
Tangible book value per share*	11.98	13.65

PERFORMANCE RATIOS		
Return on average assets[1]	0.51%	1.07%
Return on average equity[1]	3.66%	9.03%
Net interest margin (FTE)*	2.85%	2.73%
Net charge-offs/average loans	0.27%	0.09%
Nonperforming loans/total loans	0.76%	0.38%

BALANCE SHEET		
Total assets	$25,557,880	$21,133,278
Total loans	18,079,084	13,973,428
Deposits	21,291,619	17,596,217
Total shareholders' equity	3,611,967	2,974,855

*Certain items are presented on a non-GAAP basis.
See the accompanying Form 10-K for a discussion of non-GAAP financial measures.

[1]Includes net income from discontinued operations for 2023.



EASTERN BANKSHARES, INC. AND EASTERN BANK

BOARD OF DIRECTORS



ROBERT F. RIVERS
Executive Chair and Chair of the Board, Eastern Bankshares, Inc. and Eastern Bank



DIANE S. HESSAN
CEO, Salient Ventures, and Chairman & Founder, C Space



DEBORAH C. JACKSON
Independent Lead Director, Eastern Bankshares, Inc. and Eastern Bank, and Retired President, Cambridge College



RICHARD E. HOLBROOK
Chair Emeritus, Eastern Bank



DENIS K. SHEAHAN
Chief Executive Officer, Eastern Bankshares, Inc., and Vice Chair and Chief Executive Officer, Eastern Bank



PETER K. MARKELL
Executive Vice President of Administration and Finance and Chief Financial Officer, Brown University Health



RICHARD C. BANE
Executive Chairman, Bane Care Management LLC



LEON A. PALANDJIAN
Chief Risk Officer, Intercontinental Real Estate Corporation



LUIS A. BORGEN
Retired Chief Financial Officer, athenahealth, Inc.



CATHLEEN A. SCHMIDT
Former Executive Director and Chief Executive Officer, McLane Middleton



JOSEPH T. CHUNG
Chief Technology Officer and Head of AI, Rippl Care, and Co-Founder and Managing Director, Redstar Ventures



LINDA M. WILLIAMS
Retired Chief Risk and Audit Officer and Senior Vice President, Blue Cross Blue Shield of Massachusetts



BARI A. HARLAM
CEO and Co-Founder, Trouble LLC



ANDARGACHEW S. ZELLEKE
MBA Class of 1962 Senior Lecturer of Business Administration, Harvard Business School



MARISA J. HARNEY
Retired Executive Vice President and Chief Credit Officer, First Citizens Bank

MANAGEMENT COMMITTEE


ROBERT F. RIVERS*
Executive Chair and Chair of the Board, Eastern Bankshares, Inc. and Eastern Bank


KIMBERLY DEE
Executive Vice President, Consumer Banking Director


DENIS K. SHEAHAN*
Chief Executive Officer, Eastern Bankshares, Inc., and Vice Chair and Chief Executive Officer, Eastern Bank


DANIELLE REMIS HACKEL
Executive Vice President, Chief Marketing Officer


QUINCY L. MILLER*
President and Chief Operating Officer, Eastern Bankshares, Inc., and Vice Chair, President and Chief Operating Officer, Eastern Bank


KERRI A. MOONEY
Executive Vice President, Private Banking


R. DAVID ROSATO*
Chief Financial Officer and Treasurer, Eastern Bankshares, Inc., and Chief Financial Officer, Eastern Bank


MATTHEW A. OSBORNE
Executive Vice President and Chief Credit Officer


KATHLEEN C. HENRY*
Executive Vice President, General Counsel and Corporate Secretary, Eastern Bankshares, Inc. and Eastern Bank; Chief Human Resources Officer, Eastern Bank


JEFFREY F. SMITH
Executive Vice President, Wealth Management


STEVEN L. ANTONAKES*
Executive Vice President and Chief Risk Officer


NANCY HUNTINGTON STAGER
President and Chief Executive Officer, Eastern Bank Foundation


GREGORY P. BUSCONE
Executive Vice President and Chief Commercial Banking Officer


DONALD M. WESTERMANN*
Executive Vice President and Chief Information Officer


MARTHA A. DEAN
Executive Vice President, Senior Director of Operations


SUJATA YADAV
Executive Vice President and Chief Product Officer

Indicates those Executives who are members of the Executive Committee, the policymaking committee of Eastern Bankshares, Inc. and Eastern Bank.



SENIOR VICE PRESIDENTS

Youssef Abdouh
Dorinne Abkarian
David A. Ahlquist
Kayla R. Aikins
Joseph Alberghini
Heather A. Allen
Gerard Amodeo
David F. Arrigg
Robert Aufiero
Brandon Auger
M. Elisabeth Avila
Thomas Babka
Jillian A. Belliveau
Caroline Benjamin
Robert B. Beveridge
Brian Bickford
Ruth P. Bitchell
Deborah T. Blondin
Dolores G. Bogosian
Daniel J. Bolger
Sean M. Boucher
James A. Brewer
Kelly Broderick
John P. Brodrick
Patricia A. Capalbo
Karen M. Carbone
David Carleton
Celia Cazayoux
Anel Cetina-Santos
Yongmei A. Chen
Frank A. Coccoluto
Julie A. Colarusso
Heather Colleary
Kathleen M. Conlin
Theresa Conroy
Paul F. Coveney
Carolyn E. Crowley
David D'Amico
Cathryn Dana
Wendy L. de Villiers
Kevin DeVinney
Doreen DiBari
John Doherty
Richard A. Donald
Turahn C. Dorsey

Justin Drolsbaugh
Daniela Dudau
Marcelo Dutra
Ashley A. N. Eknaian
Rachael Ela
Moya Elliot
Lori B. Evans
Lori Falasca
John P. Farmer
David Farwell
Pamela M. Feingold
Daniel C. Field
Aimee Forsythe
Jeffrey C. Fuhrer
Julio A. Garcia
Shannon Garibotto
Ivelisse P. Gonzalez
Andrea B. Goodman
Olivia Gough
Rebecca Grimm
Carlo A. Guerriero
Peter Halberstadt
Ann-Marie Hanley
Ryan Hanna
Laurie A. Hannigan
Katharine Hart
James P. Healey
Andrew Hersom
Annmarie Hewitt
Daniel Hover
Matthew M. Hunt
Nancy Incatasciato
Stacey A. Jackson
Edward Jennings
Erik Jones
Sarah C. Jones
Eric Jussaume
Michele Keith
Sean Kelly
Thomas J. King
Theresa Knies
Patrick Kraus
Vadim Kuksin
Paul K. Kurker
Allen Laine

Diana L. Lamkin
Jason Lazerus
Michael J. Leofanti
Cheryle J. Leonard
Donald B. Lewis
William Logan
Amanda Lopez
Christopher Lucas
Keith Lusby
David B. MacManus
Andrew Mahoney
Mary Beth Mahoney
John Malvey
Francesco Maniaci
Robert Maquat
Jonathan G. Marcus
Susan Martore-Baker
Michael T. McCarthy
Elizabeth McConnaughey
Laura McGregor
Angela Meehan
Alexander Mehlman
Thomas J. Mercuro
Justin T. Mills
Nicholas K. Moise
Ana Mojica
Stephanie A. Monaghan
Maria Rosa Monsayac
Elizabeth Moore
Adriana Moschella
Kelly G. Mulholland
William Mullin
James L. Murphy
Rana H. Murphy
Joshua D. Neffinger
Abby Nguyen-Burke
Judith Noel
David J. Nussbaum
Elizabeth J. O'Hara
Brendan P. O'Neill
William Oberlies
Katerina Papp
Mary Beth Parker
Tracy C. Plants
Jennifer G. Porter

John M. Prendergast
Katrina Privett
Kristopher Puskar
Angela Quick
Christopher B. Reall
Nancy B. Reap
Karl C. Renney
Michael Rispoli
Andrew Rosen
Jerome Rubin
Paul Ruocco
Rekha Sampath
Sara Sarkis
David R. Sawyer
Alexander W. Schmidt
Dina Scianna
Aileen H. Sheehan
Brian P. Sheehan
Lisa M. Sheehan
George Sidgwick
H Scott Smith
Bridget Spencer
Anthony Steele
Scott D. Stephenson
Christina Stevens
Sarrah Stewart
Charles Sullivan
Patricia J. Timilty
Heather L. Tittmann
John Traynor
Maureen M. Trefry
Natalia Urtubey
Ryan van Luling
Mark T. Walker
Jared C. Wallace
William J. Walsh
Thomas L. Weber
Brian S. Welch
Katherine C. Wheeler
Trevor Whelan
Ian Willard
Andrew Williamson
Stephen H. Witt, Jr.
Stig Zarle

Listings on pages 7-9 are as of March 1, 2025.



[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2024

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-39610

Eastern Bankshares, Inc.

(Exact name of the registrant as specified in its charter)

Massachusetts	**84-4199750**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
125 High Street, Boston, Massachusetts	**02110**
(Address of principal executive offices)	(Zip Code)

(800) 327-8376
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol**	**Name of exchange on which registered**
Common Stock	EBC	Nasdaq Global Select Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
(Do not check if a smaller reporting company)		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Securities Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant, computed by reference to the last sale price as of June 30, 2024 of $13.98, as reported by the Nasdaq Global Select Market, was $2,154,740,951.

212,992,318 shares of the Registrant's common stock, par value $0.01 per share, were issued and outstanding as of February 24, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement relating to its 2024 annual meeting of shareholders (the "2024 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The 2024 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

FORWARD-LOOKING STATEMENTS

When we use the terms "we", "us", "our," and the "Company," we mean Eastern Bankshares, Inc., a Massachusetts corporation, and its consolidated subsidiaries, taken as a whole, unless the context otherwise indicates.

Certain statements contained in this Annual Report on Form 10-K that are not historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements, which are based on certain current assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," "target" and similar expressions.

Forward-looking statements are based on the current assumptions and beliefs of management and are only expectations of future results. The Company's actual results could differ materially from those projected in the forward-looking statements as a result of, among others, factors:

- changes in regional, national or international macroeconomic conditions, including changes in inflation, recessionary pressures or interest rates in the United States;
- the possibility that future credit losses, loan defaults and charge-off rates are higher than expected due to changes in economic assumptions or adverse economic developments;
- general business and economic conditions on a national basis and in the local markets in which we operate, including those impacting credit quality;
- turbulence in the capital and debt markets and within the banking industry;
- decreases in the value of securities and other assets;
- decreases in deposit levels necessitating increased borrowing to fund loans, investments and other needs;
- competitive pressures from other financial institutions;
- operational risks including, but not limited to, cybersecurity incidents, fraud, natural disasters and future pandemics, including COVID-19;
- a regulatory reform agenda implemented by the Trump administration that is significantly different from that of the Biden administration, impacting the rulemaking, supervision, examination and enforcement priorities of the federal banking agencies;
- changes in regulation, regulatory policy, legislation, accounting standards and practices, and fiscal monetary policy, particularly in light of the shift in presidential administrations and the potential for related shifts in agency policy and leadership;
- risks related to the Trump administration's increased focus on widespread implementation of stablecoins and other digital assets;
- the risk that goodwill and intangibles recorded in our financial statements will become impaired;
- risks related to the implementation of acquisitions, dispositions, and restructurings, including the merger with Cambridge Bancorp and Cambridge Trust Company, which is further described in Part I, Item 1 in this Annual Report on Form 10-K under "Recent Acquisitions – Bank Acquisitions," including the risk that acquisitions may not be timely completed or at all and may not produce results at levels or within time frames originally anticipated, including due to delays in obtaining regulatory approvals or to the conditions associated with such approvals;
- potential risks related to the integration of Cambridge Bancorp and Cambridge Trust Company, including that revenue and expense synergies or other expected benefits may not materialize or may be more costly to achieve than anticipated and that the combined businesses may not perform as expected;
- the risk that we may not be successful in the implementation of our business strategy;
- changes in assumptions used in making such forward-looking statements; and
- other risks and uncertainties detailed in Part I, Item 1A "Risk Factors" of this Annual Report on Form 10-K.

Forward-looking statements speak only as of the date on which they are made. The Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

PART I

ITEM 1. BUSINESS

General Corporate Overview

Eastern Bankshares, Inc., a Massachusetts corporation, which we sometimes refer to as the "Company," is a bank holding company headquartered in Boston, Massachusetts that was incorporated under Massachusetts law in 2020. We are the sole shareholder of Eastern Bank, which we sometimes refer to as the "Bank," a Massachusetts-chartered bank founded in 1818. Through the Bank, we provide a variety of banking and trust and investment services. As of December 31, 2022, we had two reportable business segments: the banking segment and the insurance agency segment, which we conducted under the name Eastern Insurance Group LLC ("Eastern Insurance Group"). In the third quarter of 2023, we announced the sale of substantially all of the assets and the transfer of substantially all of the liabilities of our insurance agency business. We completed the sale on October 31, 2023. Accordingly, as of December 31, 2024, we had one reportable segment: our banking business. As of December 31, 2024, we had total consolidated assets of $25.6 billion, total gross loans of $18.1 billion, total deposits of $21.3 billion and total shareholders' equity of $3.6 billion. We are subject to comprehensive regulation and examination by the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation ("FDIC"), the Federal Reserve Board, the Consumer Financial Protection Bureau and the New Hampshire Banking Department.

Our diversified products and services include lending, deposit, and wealth management. Deposits obtained through the branch banking network have traditionally been the principal source of funds for use in lending and for other general business purposes. We offer a range of demand deposit accounts, interest checking accounts, money market accounts, savings accounts and time certificates of deposit accounts. Our lending focuses on the following loan categories: commercial and industrial, including our Asset Based Lending Portfolio, commercial real estate, commercial construction, small business banking, residential real estate and home equity loans. Through Cambridge Trust Wealth Management, a division of Eastern Bank, we provide a wide range of wealth management and trust services. In addition, we offer automated lock box collection services, cash management services and account reconciliation services to our corporate and institutional customers, as well as cash management services to our municipal clients.

The only entity controlled directly by Eastern Bankshares, Inc. is Eastern Bank, which is a wholly owned subsidiary. Eastern Bank controls six active subsidiaries as follows:

1. Broadway Securities Corporation, a wholly owned subsidiary engaged in buying, selling, dealing in and holding securities and in holding industrial revenue bonds ("IRBs");

2. Real/Property Services, Inc., a wholly owned subsidiary that provides real estate services to Eastern Bank;

3. Millennium Corporation, a wholly owned subsidiary engaged in holding IRBs;

4. Shared Value Investments LLC, a wholly owned subsidiary that invests in low income housing and other tax credit investments;

5. High Street Securities Corporation, a wholly owned subsidiary engaged in buying, selling, dealing in and holding securities; and

6. Cambridge Trust Company of New Hampshire Inc., a wholly owned subsidiary engaged in providing specialized wealth management and trust services in New Hampshire.

Market Area and Competition

Our primary market consists of the greater Boston area, specifically eastern and central Massachusetts, southern New Hampshire, including the seacoast region, and northern Rhode Island.

The statistical area used for government data gathering purposes that aligns most closely with our lending area is known as the Boston–Worcester–Providence combined statistical area, or CSA. In addition to greater Boston, this area includes the metropolitan areas of Manchester, New Hampshire; Worcester, Massachusetts; and Providence, Rhode Island. It also includes the Cape Cod region of Massachusetts. With an estimated population of 8.3 million, the Boston–Worcester–Providence CSA is the seventh largest CSA in the United States based upon 2023 population data (the latest date for which such information is available).

We believe the Boston–Worcester–Providence CSA provides a well-diversified and resilient economic base. There are approximately 3.3 million households in the Boston–Worcester–Providence CSA with an average of 2.4 persons per household. Median household income in 2023 (the latest date for which such information is available) for the Boston–Worcester–Providence CSA was approximately $100,000 compared to $80,000 for the United States as a whole. The

estimated median age of the population in the Boston–Worcester–Providence CSA is 40.5 years, compared to 39.2 years for the United States as a whole.

Home to over 100 colleges and universities, including nationally and internationally recognized institutions such as Boston College, Boston University, Brown University, Harvard University, Massachusetts Institute of Technology, Northeastern University, Wellesley College and Worcester Polytechnic Institute, the Boston–Worcester–Providence CSA includes many employers in what often is referred to as the "knowledge-based economy" that relies on highly-educated employees, professionals and entrepreneurs. Approximately 47.0% of the population in the Boston–Worcester–Providence CSA age 25 or older has at least a bachelor's degree, compared to 36.2% for the United States as a whole as of December 31, 2024. Major employment sectors range from education, services, manufacturing and wholesale and retail trade, to finance, technology and health care. Professional, scientific, and technical services, which covers a variety of industries including computer systems design, scientific research and development, management consulting, architecture and law, comprise the second largest share of the Boston metropolitan statistical area employers.

The financial services industry in general and in our market in particular is highly competitive. We face significant competition in gathering deposits and originating loans. Our most direct competition for deposits has historically come from banking institutions operating in our primary market area. Based on data from the FDIC as of June 30, 2024 (the latest date for which information is available), we had a weighted average deposit market share of 6.5% for the seven separate banking markets tracked by the Federal Reserve Board in which we have at least one branch. In the Boston market, which accounted for 93.3% of our deposits as of June 30, 2024, our market share was 4.0%, representing the fifth largest deposit share in that market. We also face competition for deposits from other financial services companies such as securities brokerage firms, credit unions, insurance companies and money market funds.

In consumer banking, the industry has become increasingly dependent on and oriented towards technology-driven delivery systems, permitting transactions to be conducted through a wide variety of online and mobile channels. In addition, technology has lowered the barriers to entry and made it possible for non-bank institutions to attract funds and provide lending and other financial services in our market despite not having a physical presence here. Given their lower cost structure, non-bank institutions that choose to solicit deposits primarily through digital platforms often are able to offer rates on deposit products that are higher than average for retail banking institutions with a traditional branch footprint, such as us. The primary factors driving competition for consumer loans and deposits are interest rates, fees charged, customer service levels, convenience, including branch location and hours of operation, and the range of products and services offered.

There is similarly intense competition in commercial banking, particularly for quality loan originations, from traditional banking institutions such as large regional banks, as well as commercial finance companies, leasing companies, insurance companies and other non-bank lenders, and institutional investors including collateralized loan obligation managers. Some larger competitors, including some of the largest banks in the United States, have a significant and, in many cases, growing presence in our market area, may offer a broader array of products and, due to their asset size, may sometimes be in a position to hold more exposure on their own balance sheets. We compete on a number of factors including, among others, customer service, quality of execution, range of products offered, price and reputation.

We expect competition to continue to increase, especially as a result of regulatory and technological changes, the continuing trend of consolidation in the financial services industry, and the Federal Open Market Committee's (the "FOMC's") monetary policy. Increased competition for deposits and the origination of loans could limit our growth in the future.

Recent Acquisitions

Bank Acquisitions

During the past two decades, we have been able to expand our banking business through a combination of internal or "organic" growth complemented by opportunistic strategic transactions. Since 1997, we have completed nine mergers or acquisitions of banking businesses, the most recent of which was Cambridge Bancorp. On July 12, 2024, we completed our merger with Cambridge Bancorp ("Cambridge"). In accordance with the merger agreement, each share of Cambridge common stock was exchanged for 4.956 shares of our common stock. The transaction qualified as a tax-free reorganization for federal income tax purposes and provided Cambridge shareholders with a tax-free exchange of their shares of Cambridge common stock for our common stock as the consideration they received in the merger. In connection with the merger, Citadel MS 2023, Inc. ("Merger Sub"), a wholly-owned subsidiary of ours, merged with and into Cambridge, with Cambridge continuing as the surviving entity. Immediately after the merger, Cambridge merged with and into the Company, with the Company continuing as the surviving entity. Immediately following, Cambridge Trust Company ("Cambridge Trust"), a wholly owned subsidiary of Cambridge, merged with and into Eastern Bank, with Eastern Bank continuing as the surviving entity. We issued 38.9 million shares of our common stock in the merger. Based upon the closing price of our common stock on July 12, 2024 of $14.87 per share, the transaction is valued at $580.6 million, which includes cash paid in-lieu of fractional shares and recognition of restricted stock units ("RSU") and performance share units ("PSU") service

accruals for service accrued by Cambridge personnel prior to the merger. In addition to increasing our loan and deposit base, the merger enabled us to expand our wealth management and private banking customer base and service offerings, which includes comprehensive investment management, as well as trust administration, estate settlement, and financial planning services. Our wealth management and private banking business are now conducted under the Cambridge Trust brand name, titled Cambridge Trust Wealth Management, a division of Eastern Bank.

The merger was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, *Business Combinations*. Under this method of accounting, the respective assets acquired and liabilities assumed were recorded at their estimated fair values. The excess of consideration paid over the estimated fair value of the net assets acquired totaled $357.3 million and was recorded as goodwill. The results of Cambridge's operations were included in the our consolidated financial statements subsequent to the merger date.

Business Strategy

Our goal is to enhance our position as one of the leading banking institutions in our market, providing a broad array of banking and other financial services to retail, commercial and small business customers. In recent years, we have focused significant effort on and invested heavily in our infrastructure to create sophisticated and competitive products and services, a strong, experienced work force, and awareness of our banking brand. We also plan to grow by acquisition.

As a result, we believe we are well positioned to capitalize on the opportunities available in our market by focusing on the following core strategies.

Develop new customer relationships and deepen existing relationships. We seek to expand our market share in existing and contiguous markets across our businesses by leveraging our distinctive brand and delivering a diverse suite of tailored, high-quality solutions through a consultative, relationship-based approach reinforced by superior customer service. We believe this will result in disciplined growth of low-cost deposits, loans with attractive risk-adjusted returns and a steady stream of fee income. Our relationship-based approach has enabled us to achieve disciplined organic growth over time, and we expect this trend to continue.

Pursue opportunistic acquisitions. We have pursued and intend to continue to prudently pursue opportunities to acquire banks in our existing and contiguous markets that we believe will create attractive financial returns. Our focus is primarily on franchises that enhance our funding profile, product capabilities or geographic density, while maintaining an acceptable risk profile. We believe the vital need to make increasingly significant technological investments has greatly amplified the importance of scale in banking. We believe that as a result of our initial public offering ("IPO"), which was completed in October 2020, we are well-positioned as a consolidator in the banking market because of our financial strength, reputation and culture as evidenced by our acquisitions of Century Bancorp, Inc. ("Century") in November 2021 and Cambridge in July 2024.

Leverage technology to enhance customer experience and drive operating efficiencies. We have made significant investments in our technology to ensure we can deliver high-quality, innovative products and services to our customers. We are committed to regularly investing in technology and data analytics, as we are positioning our franchise for the future. We believe these investments will differentiate us with our target customers and provide a scalable platform, which will generate significant operating leverage as we grow over time.

Maintain and grow our experienced, diverse and customer focused employee base. We have an established corporate culture based on personal accountability, high ethical standards and a commitment to training and career development. We will look to opportunistically hire talented employees with a continued emphasis on recruiting highly motivated, growth-oriented managers and employees who can establish and maintain long-term customer relationships that are key to our business, brand and culture.

Manage risk to navigate a range of economic environments. We believe that our conservative credit culture, strong capital and sources of liquidity, and our deep client relationships are key to our long-term financial success. We believe that stable long-term growth and profitability are the result of building strong customer relationships one at a time while maintaining rigorous credit discipline. We supplement our conservative risk culture with a rigorous and continuous enterprise risk management program.

Lending Activities

Lending Activities

We use funds obtained from deposits, including brokered certificates of deposit, as well as funds obtained from the Federal Home Loan Bank ("FHLB") of Boston ("FHLBB") advances, primarily to originate loans and to invest in securities. We believe our loan portfolio is well diversified with approximately 11,000 commercial relationships at

December 31, 2024. Our lending area mainly consists of the greater Boston area, specifically eastern and central Massachusetts, southern New Hampshire, including the seacoast region, and northern Rhode Island.

Our lending focuses on the following categories of loans:

Commercial and Industrial Loans. We offer a broad range of products, including lines of credit and term loans. We primarily target companies and institutions with annual revenues of $10 million to $500 million and strive to serve as the lead bank for customers with multi-product, long-term, profitable relationships with an emphasis on building long-term relationships. In addition, we participate in the syndicated loan market, club lending transactions and the Shared National Credit Program ("SNC Program"), which is comprised of loans and commitments to extend credit aggregating more than $100 million or more at origination and shared by three or more unaffiliated supervised institutions.

Loans in this category consist of lines of credit and term loans extended to businesses and corporate enterprises for the purpose of financing working capital, facilitating equipment purchases and facilitating acquisitions. As of December 31, 2024, we had total commercial and industrial loans of $3.3 billion, representing 18.4% of our total loans.

The primary risk associated with commercial and industrial loans is the ability of borrowers to achieve business results consistent with those projected at origination. For commercial and industrial loans, our primary focus is middle-market companies located in the markets we serve. Loans are extended on both a secured and unsecured basis, according to the credit profile of the customer, at both fixed interest rates and variable interest rates at varying spreads over the Secured Overnight Financing Rate ("SOFR") and Prime rate. The average tenure of our commercial and industrial portfolio varies according to market conditions but at December 31, 2024 it was approximately 6.3 years.

In managing the commercial and industrial loan portfolio, we focus on the size of the customer's lending relationship, which we view as the aggregate amount of all loans and loan commitments outstanding to a commercial borrower and any related borrowers or guarantors. The average commercial and industrial lending relationship by balance at December 31, 2024 was $3.4 million. At December 31, 2024, our ten largest commercial and industrial lending relationships, including relationships with combined commercial and industrial and owner-occupied commercial real estate exposure (e.g., combination of outstanding principal balance and undrawn commitment amount), had an average exposure of $82.7 million and ranged in exposure size from $59.0 million to $228.2 million.

Approximately 63.9% of our commercial and industrial loan exposure at December 31, 2024 was to customers headquartered within our primary lending market, which consists of eastern and central Massachusetts, southern New Hampshire, including the seacoast region, and northern Rhode Island, although we participate in the syndicated loan market and the SNC Program. Our regulators and Eastern Bank consider a SNC to be any loan or loan commitment for which the commitment amount is equal to or greater than $100 million, in aggregate; and which is shared by three or more federally supervised unaffiliated institutions under a formal lending agreement; or a portion of which is sold to two or more federally supervised unaffiliated institutions, with the purchasing institutions assuming their pro rata share of the credit risk.

Our commercial and industrial portfolio also includes our Asset Based Lending Portfolio ("ABL Portfolio") and IRBs, which are municipal bonds issued to finance major capital projects. The majority of our IRB portfolio is in educational and other non-profit sectors.

Commercial Real Estate Loans. Loans in this category include mortgage loans and lines of credit on commercial real estate, both investment and owner occupied. Property types financed include office, industrial, multi-family, affordable housing, retail, hotel and other type properties.

As of December 31, 2024, we had total commercial real estate loans of $7.0 billion, representing 39.6% of our total loans. As of December 31, 2024, owner occupied loans totaled $947.2 million, representing 13.4%, of our commercial real estate loans. Collateral values are established by independent third-party appraisals and evaluations. The primary repayment sources include operating income generated by the real estate, permanent debt refinancing and/or proceeds from the sale of the real estate. A portion of our commercial real estate loans were included in the SNC Program portfolio discussed above.

Our commercial real estate loan portfolio also includes IRB loans as of December 31, 2024.

The average outstanding loan balance in our commercial real estate portfolio was approximately $3.7 million as of December 31, 2024, although we originate commercial real estate loans with balances significantly larger than this average. At December 31, 2024, our ten largest commercial real estate loans had an average exposure of $35.6 million, ranging from $30.0 million to $49.8 million.

We focus our commercial real estate lending on properties within our primary market area but will originate commercial real estate loans on properties located outside this area based on an established relationship with a strong borrower. We intend to continue to grow our commercial real estate loan portfolio while maintaining prudent underwriting

standards. In addition to originating these loans, we also participate in commercial real estate loans with other financial institutions. Such participations are underwritten in accordance with our policies before we will participate in such loans.

We originate a variety of fixed- and adjustable-rate commercial real estate loans with terms and amortization periods generally up to 30 years, which may include balloon loans. Interest rates and payments on most of our adjustable-rate loans are set based upon the 30-day SOFR index plus a margin.

If we foreclose on a commercial real estate loan, the marketing and liquidation period to convert the real estate asset to cash can be a lengthy process with substantial holding costs. In addition, vacancies, deferred maintenance, repairs and market stigma can result in prospective buyers expecting sale price concessions to offset their real or perceived economic losses for the time it takes them to return the property to profitability. Depending on the individual circumstances, initial charge-offs and subsequent losses on commercial real estate loans can be unpredictable and substantial.

Commercial Construction Loans. Loans in this category include construction project financing and are comprised of commercial real estate, business banking and residential loans for the purpose of constructing and developing real estate. Substantially all of our commercial construction portfolio is in commercial real estate.

As of December 31, 2024, we had total commercial construction loans of $491.6 million, representing 2.8% of our total loans. The majority of the loans in this category, measured by the outstanding loan balance as of December 31, 2024, are secured by properties located in our primary lending area. At December 31, 2024, our ten largest construction loans had an average exposure of $30.1 million, ranging from $22.5 million to $35.0 million. A portion of our commercial construction loans were included in the SNC program portfolio discussed above.

Most of our construction loans are interest-only loans that provide for the payment of interest during the construction phase, which is usually up to 36 months, although the terms of some construction loans are extended, generally for periods of six to 12 months. At the end of the construction phase, the loan may convert to a permanent mortgage loan or the loan may be paid in full. Loans generally can be made with a maximum loan-to-value ratio of 75% of the appraised market value upon completion of the project. When appropriate to the underwriting, a "discounted cash flow analysis" is utilized. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser for construction and land development loans in excess of $500,000. For larger loans, we also will generally require an inspection of the property by an Eastern Bank-appointed construction engineer before disbursement of funds during the term of the construction loan.

As of December 31, 2024, there were no land development loans within the construction portfolio. Our commercial construction loan portfolio also includes IRB loans as of December 31, 2024.

Small Business Loans. This category, which we refer to as "business banking," is comprised of loans to small businesses with exposures of under $1.0 million and small investment real estate projects with exposures of under $3.0 million. These loans are separate and distinct from our commercial and industrial and commercial real estate portfolios described above due to the size of the loans.

As of December 31, 2024, we had total business banking loans of $1.4 billion, representing 8.1% of our total loans. In this category, commercial and industrial loans and commercial real estate loans totaled $244.4 million and $1.2 billion, respectively, as of December 31, 2024. Business banking originations include traditionally underwritten loans as well as partially automated scored loans. Our proprietary decision matrix, which includes a number of quantitative factors including, but not limited to, a guarantor's credit score, industry risk, and time in business, is used to determine whether to make business banking loans.

A portion of our small business loans are guaranteed by the U.S. Small Business Administration ("SBA"), through the SBA 7(a) loan program. The SBA 7(a) loan program supports, through a United States Government guarantee, some portion of the traditional commercial loan underwriting that might not be fully covered absent the guarantee. Eastern Bank is a preferred lender under the SBA's Preferred Lender Program, which allows expedited underwriting and approval of SBA 7(a) loans. Since 2009, Eastern Bank has been distinguished as the highest producer of SBA 7(a) loans, in terms of loan volume, in Massachusetts.

One- to Four-Family Residential Real Estate Loans. Our one- to four-family residential real estate loan portfolio consists of mortgage loans that enable borrowers to purchase or refinance existing homes, most of which serve as the primary residence of the owner.

As of December 31, 2024, we had total residential real estate loans of $3.9 billion, representing 22.1% of our total loans. Underwriting considerations include, among others, income sources and their reliability, willingness to repay as evidenced by credit repayment history, financial resources including cash reserves and the value of the collateral. We maintain policy standards for minimum credit score and cash reserves and maximum loan to value consistent with a "prime" portfolio.

Collateral consists of mortgage liens on residential dwellings. We do not originate or purchase sub-prime or other high-risk loans.

Our one-to four-family residential real estate loans generally do not have prepayment penalties. We generally do not offer loans with negative amortization and do not offer interest-only one- to four-family residential real estate loans, although we may provide for interest-only payments with respect to loan modifications.

Through a team of approximately 14 licensed mortgage loan officers, we originate residential loans either for sale to investors or to retain in our loan portfolio. Decisions about whether to sell or retain residential loans are made based on the interest rate characteristics, pricing for loans in the secondary mortgage market, competitive factors and our capital needs, although we generally retain non-conforming residential loans in our portfolio. Since 2016, we have outsourced to an independent third party the processing, underwriting (using our criteria) and closing of residential loans originated by our mortgage loan officers. During the year ended December 31, 2024, residential real estate mortgage originations were $348.7 million, of which $93.9 million were sold on the secondary markets. We generally do not continue to service residential loans that we sell in the secondary market.

At December 31, 2024, our ten largest one- to four-family residential real estate loans had an average balance of $4.4 million, ranging from $3.1 million to $5.7 million.

Home Equity Loans and Lines of Credit. Loans in this category consist of home equity lines of credit and home equity loans. We offer home equity lines of credit with cumulative loan-to-value ratios generally up to 80%, when taking into account both the balance of the home equity line of credit and first mortgage loan. We maintain policy standards for minimum credit score and cash reserves and maximum loan-to-value ratios consistent with a "prime" portfolio. For home equity loans and lines of credit originated in 2024, the average Fair Isaac Corporation ("FICO") score was 763.

As of December 31, 2024, we had total consumer home equity loans of $1.4 billion, representing 7.8% of our total loans. Home equity lines of credit are granted for ten years with monthly interest-only repayment requirements. Home equity lines of credit can be converted to term loans that are fully amortized. Underwriting considerations are materially consistent with those utilized in the residential real estate category. Collateral consists of a senior or subordinate lien on owner-occupied residential property.

Other Consumer Loans. Loans in this category consist of unsecured personal lines of credit, overdraft protection, automobile loans, home improvement loans, airplane loans and other personal loans.

As of December 31, 2024, we had total other consumer loans of $227.2 million, representing 1.3% of our total loans. Our policy and underwriting considerations in this category include, among others: income sources and reliability, credit histories, term of repayment and collateral value, as applicable.

Loan Sales and Purchases

We generally originate commercial loans for our portfolio, although we sell participation interests in commercial and industrial loans and commercial real estate loans to local financial institutions, primarily on the portion of loans exceeding our borrowing limits.

We purchase loan participations from other financial institutions. As of December 31, 2024, the balance of loan participations purchased during the year then ended was $209.2 million. As of December 31, 2024, we held loan participation interests, including SNCs, totaling $2.1 billion in loans originated by other lenders, consisting of $1.0 billion of commercial and industrial loan participations, $944.4 million of commercial real estate loan participations, $159.2 million of commercial construction loan participations, and less than $1.6 million of business banking loan participations.

Loan Approval Procedures and Authority

Our lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by Eastern Bank's Board of Directors and management. Eastern Bank's Board of Directors has delegated loan approval authority to certain officers up to prescribed limits, depending on the officer's experience, the type of loan and whether the loan is secured or unsecured. Loans to commercial relationships of $3.0 million and above require approval by credit managers. Loans to commercial relationships greater than $5.0 million and up to our internal loans-to-one relationship limitation require approval by management's Credit Committee. All business banking loans under $1.5 million are approved by credit officers, and all business banking loans over $1.5 million are approved by the Credit Committee. Loan policy exceptions are fully disclosed to the approving authority, either an individual officer or the appropriate management or Credit Committee prior to approval. Exceptions are reported to the Risk Management Committee of the Board of Directors quarterly.

Loans-to-One Borrower Limit and Loan Category Concentration

The maximum amount that we may lend to one borrower and its related entities generally is limited, by statute, to 20% of our capital, which is defined under Massachusetts law as the sum of our capital shares, surplus account and undivided profits. At December 31, 2024, our regulatory limit on loans-to-one borrower was $722.4 million.

Our internal loans-to-one borrower (and related entities) limits vary based upon factors such as loan type, industry, and risk rating. As of December 31, 2024, our maximum internal limit on loans-to-one borrower (and related entities) was $125.0 million.

Aggregate exposure limits can be increased up to 10% on an exception basis with the approval of the Credit Committee, including the approval of the Chief Credit Officer and the Chief Commercial Banking Officer.

Investment Activities

Our securities portfolio consists primarily of government-sponsored residential mortgage-backed securities (which includes collateralized mortgage obligations), government-sponsored commercial mortgage-backed securities (which includes collateralized mortgage obligations), U.S. Agency bonds, U.S. Treasury securities, and state and municipal bonds and obligations. We view our securities portfolio as a source of income and liquidity. Interest and principal payments generated from securities provide a source of liquidity to fund loans and meet short-term cash needs. The Risk Management Committee of the Board of Directors is responsible for approving and overseeing our investment policy, which it reviews at least annually. This policy dictates that investment decisions be made based on the safety of the investment, liquidity requirements, potential returns and market risk considerations. At December 31, 2024, our securities portfolio totaled $4.4 billion, and generated interest and dividends of 10.2% of total interest income for the year ended December 31, 2024. On at least a quarterly basis, we assess our securities portfolio for expected credit losses in accordance with the current expected credit losses ("CECL") methodology, with separate approaches depending on whether a security is classified as available for sale ("AFS") or held to maturity ("HTM").

Sources of Funds

Deposits and other interest-bearing liabilities. At December 31, 2024, total deposits were $21.3 billion. Deposits originating through our branch banking network have traditionally been the principal source of our funds for use in lending and for other general business purposes. We offer a range of demand deposits, interest checking, money market accounts, savings accounts and time certificates of deposit. Interest rates on deposits are based on factors that include loan demand, deposit maturities, alternative costs of funds, and interest rates offered by competing financial institutions in our market area. We believe we have been able to attract and maintain satisfactory levels of deposits based on the level of service we provide to our customers, the convenience of our banking locations, our electronic banking options, and our interest rates, all of which are generally competitive with those of competing financial institutions.

We also participate in the IntraFi Network, which allows us to provide access to FDIC deposit insurance protection on deposits for consumers, businesses and public entities that exceed same-bank FDIC insurance thresholds. We can elect to sell or repurchase this funding as reciprocal deposits from other IntraFi Network banks depending on our funding needs. As of December 31, 2024, we had repurchased $2.1 billion reciprocal deposits from other IntraFi Network banks and had no additional capacity.

Borrowings. At December 31, 2024, total borrowings were $93.9 million. Borrowings consist of both short-term and long-term borrowings and primarily consist of FHLB advances. Borrowings provide us with one source of funding. Maintaining available borrowing capacity with the FHLB provides us with a contingent source of liquidity.

Eastern Bank is a member of the FHLB of Boston, sometimes referred to herein as the "FHLBB." The primary reason for our FHLBB membership is to gain access to a reliable source of wholesale funding, particularly term funding, as a tool to manage liquidity and interest rate risk. As a member of the FHLBB, we are required to purchase shares in the FHLBB. Accordingly, we had invested $5.9 million in shares of the FHLBB and had $17.6 million outstanding in FHLBB borrowings with original maturities ranging from 3 years to 20 years at December 31, 2024. We had $2.4 billion of borrowing capacity remaining with the FHLBB at December 31, 2024.

See *Note 10, "Borrowed Funds"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K for more information regarding borrowings.

Cambridge Trust Wealth Management

Through our wealth management division, which is now known as Cambridge Trust Wealth Management, we offer a range of wealth management and trust services, including managing customer investments, serving as custodian for customer assets, and providing other fiduciary services including serving as trustee and personal representative of estates. Our

clients include individuals, trusts, businesses, employer-sponsored retirement plans and charitable organizations. Services offered include financial planning and portfolio management. At December 31, 2024, Cambridge Trust Wealth Management held $8.7 billion of assets in a fiduciary, custodial or agency capacity for customers. These assets are not assets of Eastern Bank and therefore are not included in the Consolidated Balance Sheets included in this Annual Report on Form 10-K. Our Cambridge Trust Wealth Management division had revenue of $46.1 million during the year ended December 31, 2024.

Regulation

We are subject to the extensive regulatory framework applicable to bank holding companies, bank subsidiaries and their affiliates. This framework is intended primarily for the protection of depositors, the FDIC's Deposit Insurance Fund and the banking system as a whole, and generally is not intended for the protection of shareholders or other investors. Described below are the material elements of selected laws and regulations applicable to us, the Bank, our subsidiaries and our affiliates. These descriptions are not intended to be complete and are qualified in their entirety by reference to the full text of the statutes and regulations described.

General

Eastern Bank is a Massachusetts-chartered non-member bank. Eastern Bank's deposits are insured up to applicable limits by the FDIC. Eastern Bank is subject to extensive regulation by the Massachusetts Commissioner of Banks, as its chartering authority, and by the FDIC, as its primary federal regulator. Eastern Bank is required to file reports with, and is periodically examined by, the Massachusetts Commissioner of Banks and the FDIC concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions, including, but not limited to, mergers with or acquisitions of other financial institutions. Eastern Bank is a member of the FHLBB.

Eastern Bank is subject to federal and state regulation and supervision that establishes a comprehensive framework of activities in which an insured state-chartered bank can engage and is intended primarily for the protection of depositors and borrowers and, for purposes of the FDIC, the protection of the deposit insurance fund. The statutory regulatory structure also gives both federal and state regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

As a bank holding company, Eastern Bankshares, Inc. is required to comply with the rules and regulations of the Federal Reserve Board. It is required to file certain reports with the Federal Reserve Board and is subject to examination by and subject to the enforcement authority of the Federal Reserve Board. Eastern Bankshares, Inc. is also subject to examination by the Massachusetts Commissioner of Banks. In addition, Eastern Bankshares, Inc. is subject to the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") under the federal securities laws.

Any change in applicable laws or regulations could have a material adverse impact on the operations and financial performance of Eastern Bankshares, Inc. and Eastern Bank. In addition, Eastern Bankshares, Inc. and Eastern Bank are affected by the monetary and fiscal policies of the United States government, including the Federal Reserve Board. In view of changing conditions in the national economy and in the financial markets, it is impossible for management to accurately predict future changes in monetary policy or the effect such changes may have on the business or financial condition of Eastern Bankshares, Inc. and Eastern Bank.

Set forth below is a brief description of material regulatory requirements that are applicable to Eastern Bank and Eastern Bankshares, Inc. The description is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on Eastern Bank and Eastern Bankshares, Inc.

Massachusetts Banking Laws and Supervision

Eastern Bank, as a Massachusetts-chartered bank, is regulated and supervised by the Massachusetts Commissioner of Banks. The Massachusetts Commissioner of Banks is required to regularly examine each state-chartered bank. The approval of the Massachusetts Commissioner of Banks is required to establish or close branches, to merge with another bank, to issue shares and to undertake certain other activities. Any Massachusetts bank that does not operate in accordance with the regulations, policies and directives of the Massachusetts Commissioner of Banks may be sanctioned. The Massachusetts Commissioner of Banks may suspend or remove directors or officers of a Massachusetts-chartered bank who have violated the law, conducted a bank's business in a manner that is unsafe, unsound or contrary to the depositors' interests, or been negligent in the performance of their duties. In addition, the Massachusetts Commissioner of Banks has the authority to appoint the FDIC as a receiver or conservator if the Massachusetts Commissioner of Banks or the FDIC determine that a Massachusetts-chartered bank is conducting business in an unsafe or unauthorized manner, and under certain other circumstances.

The powers that Massachusetts-chartered banks can exercise under these laws include, but are not limited to, the following:

Lending Activities. A Massachusetts-chartered bank may make a wide variety of mortgage loans including fixed-rate loans, adjustable-rate loans, variable-rate loans, participation loans, graduated payment loans, construction and development loans, condominium and co-operative loans, second mortgage loans and other types of loans that may be made in accordance with applicable regulations. Commercial loans may be made to corporations and other commercial enterprises with or without security. Consumer and personal loans may also be made with or without security.

Investment Activities. In general and subject to constraints under federal law, Massachusetts-chartered banks may invest in preferred and common shares of any corporation organized under the laws of the United States or any state provided such investments do not involve control of any corporation and do not, in the aggregate, exceed 4.0% of the bank's deposits and have separate authority to invest up to 15% of the bank's assets in shares listed on a national share exchange in the United States. Massachusetts-chartered banks may additionally invest an amount equal to 1.0% of their deposits in shares of Massachusetts corporations or companies with substantial employment in Massachusetts which have pledged to the Massachusetts Commissioner of Banks that such monies will be used for further development within Massachusetts. At the present time, Eastern Bank has the grandfathered authority under state law to invest in equity securities. However, such investment authority is constrained by federal law. See the subsection titled "—Federal Bank Regulation—Investment Activities" for such federal restrictions.

Dividends. Massachusetts-chartered banks may declare from net profits cash dividends not more frequently than quarterly and non-cash dividends at any time. No dividends may be declared, credited or paid if the bank's capital is impaired. Massachusetts-chartered banks with outstanding preferred stock may not, without the prior approval of the Massachusetts Commissioner of Banks, declare dividends on its common stock without also declaring dividends on the preferred stock. The approval of the Massachusetts Commissioner of Banks is required if the total of all dividends declared in any calendar year exceeds the total of its net profits for that year combined with its retained net profits of the preceding two years, less any required transfer to surplus or a fund for the retirement of any preferred shares. Net profits for this purpose means the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets after deducting current operating expenses, actual losses, accrued dividends on preferred shares, if any, and all federal and state taxes.

Liquidation Account Effect on Dividends. As a result of the conversion of Eastern Bank Corporation, the predecessor holding company of Eastern Bank, from a mutual into a stock holding company in connection with our IPO (the "Conversion"), Eastern Bankshares, Inc. may not declare or pay a cash dividend on, or repurchase any of its capital shares if the effect thereof would cause its net worth to be reduced below (i) the amount required for the liquidation account established by Eastern Bankshares, Inc. in connection with the IPO ("Liquidation Account") or (ii) the regulatory capital requirements of Eastern Bankshares, Inc. (to the extent applicable).

The Liquidation Account was designed to provide payments to depositors of their liquidation interests, if any, in the end of a liquidation of (a) Eastern Bankshares, Inc. and Eastern Bank, or (b) Eastern Bank. Under the plan of conversion of Eastern Bank Corporation in connection with the Conversion, eligible account holders received an interest in a liquidation account maintained by Eastern Bankshares, Inc. in an amount equal to (i) Eastern Bank Corporation's ownership interest in Eastern Bank's total shareholders' equity as of the date of the latest statement of financial condition included in our IPO prospectus, plus (ii) the value of the net assets of Eastern Bank Corporation as of the date of the latest statement of financial condition of Eastern Bank Corporation prior to the consummation of the conversion (excluding its ownership of Eastern Bank). Eastern Bank Corporation's plan of conversion also provided for the establishment of a parallel liquidation account maintained at Eastern Bank to support Eastern Bankshares, Inc.'s liquidation account in the event Eastern Bankshares, Inc. does not have sufficient assets to fund its obligations under Eastern Bankshares, Inc.'s liquidation account. Eastern Bankshares, Inc. and Eastern Bank hold the Liquidation Account for the benefit of eligible account holders who have continued to maintain deposits in Eastern Bank following completion of the conversion.

Share Repurchases. Eastern Bankshares, Inc. may not repurchase any of its capital stock if the effect thereof would cause its net worth to be reduced below (i) the amount required for the Liquidation Account or (ii) the regulatory capital requirements of Eastern Bankshares, Inc. (to the extent applicable).

On July 25, 2024, we announced the approval from our Board of Directors for our most recent share repurchase program. The program, which authorized the purchase of up to 10,800,000 shares, or 5.0% of our then-outstanding shares of common stock over a 12-month period, is limited to $200.0 million through July 31, 2025.

Protection of Personal Information. Massachusetts has adopted statutory and regulatory requirements intended to protect personal information. The requirements are similar to federal laws such as the Gramm-Leach-Bliley Act, discussed below under "—Federal Bank Regulation—Privacy Regulations." They require organizations to establish written information

security programs to prevent identity theft and other fraud. The Massachusetts regulation also contains technology system security requirements, especially for the encryption of personal information sent over wireless or public networks or stored on portable devices.

Parity Powers. Massachusetts-chartered banks may, in accordance with Massachusetts law, exercise any power and engage in any activity that has been authorized for national banks, federal thrifts or state banks in a state other than Massachusetts, provided that the activity is permissible under applicable federal law and is not specifically prohibited by Massachusetts law. Such powers and activities must be subject to the same limitations and restrictions imposed on the national bank, federal thrift or out-of-state bank that exercised the power or activity. A Massachusetts bank may exercise such powers, and engage in such activities by providing 30 days' advanced written notice to the Massachusetts Commissioner of Banks.

Loans to One Borrower Limitations. Massachusetts banking law grants broad lending authority. However, with certain limited exceptions, total obligations of one borrower and related interests to a bank may not exceed 20.0% of the total of the bank's capital, which is defined under Massachusetts law as the sum of the bank's capital shares, surplus account and undivided profits.

Loans to a Bank's Insiders. Under Massachusetts law, a Massachusetts-chartered bank must comply with Regulation O of the Federal Reserve Board and the Massachusetts Commissioner of Banks retains examination and enforcement authority to ensure compliance. Regulation O generally requires that extensions of credit to insiders:

- be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features;

- not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Massachusetts financial institution's capital; and

- meet other definitional and procedural requirements as specified in the regulation.

Regulatory Enforcement Authority. Any Massachusetts-chartered bank that does not operate in accordance with the regulations, policies and directives of the Massachusetts Commissioner of Banks may be subject to sanctions for non-compliance, including seizure of the property and business of the bank, imposition of a conservatorship or revocation of its charter. The Massachusetts Commissioner of Banks may, under certain circumstances, suspend or remove officers or directors who have violated the law, conducted the bank's business in a manner which is unsafe, unsound or contrary to the depositors' interests or been negligent in the performance of their duties. In addition, upon finding that a bank has engaged in an unfair or deceptive act or practice, the Massachusetts Commissioner of Banks may issue an order to cease and desist and impose a fine on the bank concerned. Massachusetts consumer protection and civil rights statutes applicable to Eastern Bank permit private individual and class action lawsuits and provide for the rescission of consumer transactions, including loans, and the recovery of statutory and punitive damage and attorney's fees in the case of certain violations of those statutes.

Massachusetts has other statutes and regulations that are similar to the federal provisions discussed below.

New Hampshire Banking Laws and Supervision

Eastern Bank's subsidiary, Cambridge Trust Company of New Hampshire, Inc., a New Hampshire state-chartered non-depository trust company, is subject to supervision, periodic examination, and regulation by The State of New Hampshire Banking Department.

Federal Bank Regulation

Capital Requirements. Federal regulations require FDIC-insured depository institutions, such as Eastern Bank, to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets ratio of 8.0%, and a Tier 1 capital to average assets leverage ratio of 4.0%. The Federal Reserve has substantially identical requirements for the holding company. For further discussion of these requirements, see *Note 14, "Minimum Regulatory Capital Requirements"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

For purposes of the regulatory capital requirements, common equity Tier 1 capital is generally defined as common shareholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred shares and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred shares and long-term perpetual preferred shares, mandatory convertible securities, intermediate preferred shares and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets. As permitted by applicable capital regulations, we have opted out of the requirement to include Accumulated Other Comprehensive Income ("AOCI") in our regulatory capital determinations. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and certain United States government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one to four- family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of up to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" in an amount of 2.5% or greater, on top of the minimum risk-based capital ratios. For banking organizations seeking to avoid the limitations on capital distributions and discretionary bonus payments, the capital conservation buffer effectively increases the minimum common equity Tier 1 capital ratio to 7.0%, the minimum Tier 1 capital ratio to 8.5%, and the minimum total capital ratio to 10.5%. At December 31, 2024, Eastern Bank exceeded the regulatory requirement for the capital conservation buffer.

The FDIC Improvement Act required each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk, concentration of credit risk, and the risk of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. The FDIC, along with the other federal banking agencies, adopted a regulation providing that the agencies will take into account the exposure of a bank's capital and economic value to changes in interest rate risk in assessing a bank's capital adequacy. The FDIC also has authority to establish individual minimum capital requirements in appropriate cases upon determination that an institution's capital level is, or is likely to become, inadequate in light of the particular circumstances.

Standards for Safety and Soundness. As required by statute, the federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. The agencies have also established standards for safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Investment Activities. All state-chartered FDIC-insured banks, including Massachusetts-chartered banks, are generally limited in their investment activities to principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law, subject to certain exceptions. For example, state-chartered banks may, with FDIC approval, continue to exercise state authority that was in existence as of September 30, 1991, to invest in common or preferred shares listed on a national securities exchange and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. The maximum permissible investment is 100% of Tier 1 Capital, as specified by the FDIC's regulations, or the maximum amount permitted by Massachusetts law, whichever is less.

In addition, the FDIC is authorized to permit such a state bank to engage as principal in state-authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if it meets all applicable capital requirements and the FDIC determines that such activities or investments do not pose a significant risk to the Deposit Insurance Fund. The FDIC has adopted procedures for institutions seeking approval to engage in such activities or investments. In addition, a nonmember bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a "financial subsidiary" if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

Interstate Banking and Branching. Federal law permits well capitalized and well managed bank holding companies to acquire banks in any state, subject to Federal Reserve Board approval, certain concentration limits and other specified conditions. Interstate mergers of banks are also authorized, subject to regulatory approval and other specified conditions. In addition, amendments adopted as part of the Dodd-Frank Act permit banks to establish *de novo* branches on an interstate basis to the extent that branching is authorized by the law of the host state for the banks chartered by that state.

Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a common equity Tier 1 ratio of 6.5% or greater and a leverage ratio of 5.0% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a common equity Tier 1 ratio of 4.5% or greater and a leverage ratio of 4.0% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a common equity Tier 1 ratio of less than 4.5% or a leverage ratio of less than 4.0%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a common equity Tier 1 ratio of less than 3.0% or a leverage ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%. As of December 31, 2024, Eastern Bank was a "well capitalized" institution under FDIC regulations.

At each successive lower capital category, an insured depository institution is subject to more restrictions and prohibitions, including restrictions on growth, restrictions on interest rates paid on deposits, restrictions or prohibitions on payment of dividends, and restrictions on the acceptance of brokered deposits. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency, and the holding company must guarantee the performance of that plan. Based upon its capital levels, a bank that is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. An undercapitalized bank's compliance with a capital restoration plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the FDIC to sell sufficient voting shares to become adequately capitalized, requirements to reduce total assets, cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

Transaction with Affiliates and Regulation W of the Federal Reserve Board Regulations. Transactions between banks and their affiliates are governed by federal law. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent bank holding company and any companies which are controlled by such parent holding company are affiliates of the bank (although subsidiaries of the bank itself, except financial subsidiaries, are generally not considered affiliates). Generally, Section 23A of the Federal Reserve Act and the Federal Reserve Board's Regulation W limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10.0% of such institution's capital shares and surplus, and with all such transactions with all affiliates to an amount equal to 20.0% of such institution's capital shares and surplus. Section 23B applies to "covered transactions" as well as to certain other transactions and requires that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans to, purchase of assets from, and issuance of a guarantee to an affiliate, and other similar transactions. Section 23B transactions also include the provision of services and the sale of assets by a bank to an affiliate. In addition, loans or other extensions of credit by the financial institution to the affiliate are required to be collateralized in accordance with the requirements set forth in Section 23A of the Federal Reserve Act.

Sections 22(h) and (g) of the Federal Reserve Act place restrictions on loans to a bank's insiders, i.e., executive officers, directors and principal shareholders. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a greater than 10.0% shareholder of a financial institution, and certain affiliated interests of these, together with

all other outstanding loans to such person and affiliated interests, may not exceed specified limits. Section 22(h) of the Federal Reserve Act also requires that loans to directors, executive officers and principal shareholders be made on terms and conditions substantially the same as offered in comparable transactions to persons who are not insiders and also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a financial institution to insiders cannot exceed the institution's unimpaired capital and surplus. Section 22(g) of the Federal Reserve Act places additional restrictions on loans to executive officers.

Enforcement. The FDIC has extensive enforcement authority over insured state-chartered banks, including Eastern Bank. The enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders, remove directors and officers and prohibit institution affiliated parties from banking. In general, these enforcement actions may be initiated in response to violations of laws and regulations, breaches of fiduciary duty and unsafe or unsound practices. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state nonmember bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized." The FDIC may also appoint itself as conservator or receiver for an insured state non-member bank under specified circumstances, including: insolvency; substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; existence of an unsafe or unsound condition to transact business; insufficient capital; or the incurrence of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Federal Insurance of Deposit Accounts. Eastern Bank is a member of the Deposit Insurance Fund, which is administered by the FDIC. The Deposit Insurance Fund provides deposit insurance of $250,000 per depositor, per insured bank, for each of the eight ownership categories defined by the FDIC, provided that the requirements for each ownership category are met.

The FDIC assesses deposit insurance premiums on each insured institution quarterly based on risk characteristics of the institution. As a bank with assets of more than $10 billion, Eastern Bank is subject to a deposit assessment based on a scorecard issued by the FDIC. This scorecard considers, among other things, Eastern Bank's rating under the Federal Financial Institutions Examination Council's Uniform Financial Institutions Rating System, or CAMELS rating, results of asset-related stress testing and funding-related stress, as well as our use of core deposits, among other things. Depending on the results of Eastern Bank's performance under that scorecard, the total base assessment rate is between 1.5 and 40 basis points. The FDIC Board of Directors may also impose special assessments under stressed circumstances.

On March 12 and 13, 2023, following the closures of Silicon Valley Bank ("SVB") and Signature Bank and the appointment of the FDIC as the receiver for those banks, the FDIC announced that, under the systemic risk exception set forth in the Federal Deposit Insurance Act ("FDIA"), all insured and uninsured deposits of those banks were transferred to the respective bridge banks for SVB and Signature Bank.

The FDIC also announced that, as required by the FDIA, any losses to the Deposit Insurance Fund ("DIF") to support uninsured depositors would be recovered by a special assessment. On November 16, 2023, the FDIC published in the Federal Register its final rule that imposes special assessments to recover the loss to the DIF arising from the protection of uninsured depositors in connection with the systemic risk determination announced on March 12, 2023, following the closures of SVB and Signature Bank, as required by the FDIA. The assessment base for the special assessments is equal to an insured depository institution's ("IDI") estimated uninsured deposits, reported as of December 31, 2022, adjusted to exclude the first $5 billion in estimated uninsured deposits from the IDI, or for IDIs that are part of a holding company with one or more subsidiary IDIs, at the banking organization level. The final rule calls for the FDIC to collect special assessments at an annual rate of approximately 13.4 basis points, over eight quarterly assessment periods. Because the estimated loss pursuant to the systemic risk determination will be periodically adjusted, the FDIC retains the ability to cease collection early, extend the special assessment collection period one or more quarters beyond the initial eight-quarter collection period to collect the difference between actual or estimated losses and the amounts collected, and impose a final shortfall special assessment on a one-time basis after the receiverships for SVB and Signature Bank terminate. The final rule set an effective date of April 1, 2024, with special assessments collected beginning with the first quarterly assessment period of 2024 (i.e., January 1 through March 31, 2024, with an invoice payment date of June 28, 2024).

We recognized the special assessment estimate of $10.8 million in full upon finalization of the rule in fourth quarter of 2023. In June 2024, we received the FDIC's additional special assessment invoice, which included an incremental assessment amount of $1.9 million. We recorded this amount during the second quarter of 2024.

The FDIC has authority to further increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Eastern Bank. Future insurance assessment rates cannot be predicted. For further information regarding risks related to insurance assessments, please refer to "Risk Factors—Risks Related to Regulations—An increase in FDIC insurance assessments could significantly increase our expenses" in Part I, Item 1A of this Annual Report on Form 10-K

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule order or regulatory condition imposed in writing. We do not know of any practice, condition or violation that might lead to termination of deposit insurance.

Privacy Regulations. FDIC regulations generally require that Eastern Bank disclose its privacy policy, including identifying with whom it shares a customer's "non-public personal information," to customers at the time of establishing the customer relationship and annually thereafter. In addition, Eastern Bank is required to provide its customers with the ability to "opt-out" of having their personal information shared with unaffiliated third parties and not to disclose account numbers or access codes to non-affiliated third parties for marketing purposes. Eastern Bank currently has a privacy protection policy in place and believes that such policy is in compliance with the regulations.

Community Reinvestment Act. Under the Community Reinvestment Act, or CRA, as implemented by FDIC regulations, Eastern Bank as a non-member bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low- and moderate-income ("LMI") neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA does require the FDIC, in connection with its examination of a non-member bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to acquire branches and other financial institutions. The CRA requires the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. Eastern Bank's most recently published FDIC CRA performance rating was "Outstanding."

Massachusetts has its own statutory counterpart to the CRA which is also applicable to Eastern Bank. The Massachusetts version is generally similar to the CRA but utilizes a five-tiered descriptive rating system. Massachusetts law requires the Massachusetts Commissioner of Banks to consider, but not be limited to, a bank's record of performance under Massachusetts law in considering any application by the bank to establish a branch or other deposit-taking facility, to relocate an office or to merge or consolidate with or acquire the assets and assume the liabilities of any other banking institution. Eastern Bank's most recent 2022 CRA performance rating under Massachusetts law was "Outstanding."

On October 24, 2023, the FDIC, the Office of the Comptroller of the Currency (the "OCC"), and the Federal Reserve Board jointly issued a final rule that makes comprehensive amendments to the FDIC's regulation implementing the

CRA. The amendments will change the ways that the agencies evaluate the engagement by Eastern Bank and other banks with assets of $2 billion or more with LMI individuals and communities, small businesses, and small farms, including conducting separate assessments of such banks' activities using four tests: (1) retail lending, (2) retail services and products, (3) community development financing, and (4) community development services. The amendments will update the CRA regulations to evaluate CRA performance outside traditional assessment areas generated by the growth of non–branch delivery systems, such as online and mobile banking. The amendments also will require Eastern Bank and other banks with assets of $2 billion or more to delineate their geographic CRA assessment areas on the basis of full counties, metropolitan divisions, or metropolitan statistical areas. The final rule generally took effect on April 1, 2024, with certain provisions becoming effective on January 1, 2026, and January 1, 2027.

Compensation Practices. Our compensation practices are subject to oversight by the Federal Reserve Board and the FDIC. The federal banking regulators have provided guidance designed to ensure that incentive compensation arrangements at banking organizations take into account risk and are consistent with safe and sound practices. The guidance sets forth the following three key principles with respect to incentive compensation arrangements: (i) the arrangements should provide employees with incentives that appropriately balance risk and financial results in a manner that does not encourage employees to expose their organizations to imprudent risk; (ii) the arrangements should be compatible with effective controls and risk management; and (iii) the arrangements should be supported by strong corporate governance. The guidance provides that supervisory findings with respect to incentive compensation will be incorporated, as appropriate, into the organization's supervisory ratings, which can affect its ability to make acquisitions or perform other actions. The guidance also provides that enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk management, control or governance processes pose a risk to the organization's safety and financial weakness. The federal banking agencies have yet to adopt regulations implementing the executive compensation provisions of the Dodd Frank Act.

Additionally, federal securities regulations promulgated by the Securities and Exchange Commission require disclosures pertaining to executive compensation, including executive compensation paid to certain executive officers, the relationship of executive compensation to company financial performance, and our executive compensation policies and practices.

Consumer Protection and Fair Lending Regulations. Massachusetts-chartered banks are subject to a variety of federal and Massachusetts statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the Attorney General for prosecution of a civil action for actual and punitive damages and injunctive relief. Certain of these statutes authorize private individual and class action lawsuits and the award of actual, statutory and punitive damages and attorneys' fees for certain types of violations. The U.S. Department of Justice also has authority to enforce federal fair lending laws, and has recently brought a number of enforcement actions against banks for discriminatory lending practices in violation of the Fair Housing Act and the Equal Credit Opportunity Act since announcing its Combatting Redlining Initiative in October 2021.

Consumer Financial Protection Bureau Supervision. With total assets in excess of $10 billion, Eastern Bank is classified as a large bank and therefore is subject to direct supervision and examination by the Consumer Financial Protection Bureau (the "CFPB") for compliance with federal consumer financial law under Title X of the Dodd-Frank Act.

USA PATRIOT Act. Eastern Bank is subject to the USA PATRIOT Act, which gave federal agencies additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, Title III of the USA PATRIOT Act provided measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents, and parties registered under the Commodity Exchange Act.

Other Regulations

Interest and other charges collected or contracted for by Eastern Bank are subject to state usury laws and federal laws concerning interest rates. Loan operations are also subject to state and federal laws applicable to credit transactions, such as the:

- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

- Massachusetts Debt Collection Regulations, establishing standards, by defining unfair or deceptive acts or practices, for the collection of debts from persons within the Commonwealth of Massachusetts and the General Laws of Massachusetts, Chapter 167E, which governs Eastern Bank's lending powers; and

- Rules and regulations of the various federal and state agencies charged with the responsibility of implementing such federal and state laws.

The deposit operations of Eastern Bank also are subject to, among others, the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check;

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

- General Laws of Massachusetts, Chapter 167D, which governs deposit powers.

Federal Reserve System

Historically, the Federal Reserve Board regulations required depository institutions to maintain interest-earning reserves against their transaction accounts. However, in March of 2020, the Federal Reserve Board eliminated reserve requirements and therefore there was no minimum reserve requirement as of December 31, 2024. The Federal Reserve Board has stated that it has no plans to re-impose reserve requirements. However, they may adjust reserve requirement ratios in the future if conditions warrant. The annual interest rate on reserve balances was 4.4% as of December 31, 2024.

Federal Home Loan Bank System

Eastern Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The FHLB provides a central credit facility primarily for member institutions. Members of the FHLB are required to acquire and hold shares of capital stock in the FHLB bank of which they are a member. Eastern Bank acquired capital shares in the FHLBB and was in compliance with this requirement at December 31, 2024. Based on redemption provisions of the FHLBB, the shares have no quoted market value and are carried at cost. Eastern Bank reviews for impairment based on the ultimate recoverability of the cost basis of the FHLBB shares. As of December 31, 2024, no impairment had been recognized.

At its discretion, the FHLBB may declare dividends on the shares. The FHLBs are required to contribute a percentage of their net earnings towards funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and result in the FHLBs imposing a higher rate of interest on advances to their members. Dividend income from the FHLB during the year ended December 31, 2024 was $0.9 million. There can be no assurance that such dividends will continue in the future.

Holding Company Regulation

Eastern Bankshares, Inc. is subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956, as amended, as administered by the Federal Reserve Board. Eastern Bankshares, Inc. is required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve Board approval would be required for Eastern Bankshares, Inc. to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after such acquisition, it would, directly or indirectly, own or control more than 5% of any class of voting shares of the bank or bank holding company. In addition to the approval of the Federal Reserve Board, prior approval may also be necessary from other agencies having supervisory jurisdiction over the bank to be acquired before any bank acquisition can be completed.

A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to

promote community welfare; and (vii) acquiring a savings and loan association whose direct and indirect activities are limited to those permitted for bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorized a bank holding company that meets specified conditions, including being "well-capitalized" and "well managed," to opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. Eastern Bankshares, Inc. has no present plan or intent to elect to become a financial holding company.

Eastern Bankshares, Inc. is subject to the Federal Reserve Board's capital adequacy guidelines for bank holding companies (on a consolidated basis) which have historically been similar to, though less stringent than, those of the FDIC for Eastern Bank. The Dodd-Frank Act, however, required the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to the depository institutions themselves. Consolidated regulatory capital requirements identical to those applicable to the subsidiary banks apply to bank holding companies.

A bank holding company is generally required to give the Federal Reserve Board prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of its consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The Federal Reserve Board has issued a policy statement regarding capital distributions, including dividends, by bank holding companies. In general, the Federal Reserve Board's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve Board's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. The Dodd-Frank Act codified the source of strength doctrine. Under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. In addition, the Federal Reserve Board has issued guidance that requires consultation with the agency prior to a bank holding company's payment of dividends or repurchase of shares under certain circumstances. These regulatory policies could affect the ability of Eastern Bankshares, Inc. to pay dividends, repurchase its shares or otherwise engage in capital distributions.

Under the Federal Deposit Insurance Act, depository institutions are liable to the FDIC for losses suffered or anticipated by the FDIC in connection with the default of a commonly controlled depository institution or any assistance provided by the FDIC to such an institution in danger of default. Eastern Bankshares, Inc. does not control two depository institutions that would subject it to the cross-guarantee provisions of the Federal Deposit Insurance Act.

The status of Eastern Bankshares, Inc. as a registered bank holding company under the Bank Holding Company Act will not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

Massachusetts Holding Company Regulation. Under the Massachusetts banking laws, a company owning or controlling two or more banking institutions is regulated as a bank holding company. The term "company" is defined by the Massachusetts banking laws similarly to the definition of "company" under the Bank Holding Company Act. Each Massachusetts bank holding company: (i) must obtain the approval of the Massachusetts Board of Bank Incorporation before engaging in certain transactions, such as the acquisition of more than 5% of the voting shares of another banking institution; (ii) must register, and file reports, with the Massachusetts Commissioner of Banks; and (iii) is subject to examination by the Massachusetts Commissioner of Banks. As of the date of this Annual Report on Form 10-K, Eastern Bankshares, Inc. is not a "bank holding company" under the Massachusetts banking laws, because Eastern Bank is our sole bank subsidiary. In connection with any future acquisitions, we may elect to operate the acquired bank as a separate bank subsidiary for a relatively brief period, in which case Eastern Bankshares, Inc. would be subject to regulation as a bank holding company for purposes of Massachusetts law.

Federal Securities Laws

The class of common stock of Eastern Bankshares, Inc. is registered with the Securities and Exchange Commission under the Exchange Act, and therefore Eastern Bankshares Inc. and our shareholders are subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

The registration under the Securities Act of 1933 of shares of common stock issued in Eastern Bankshares, Inc.'s IPO under the Securities Act of 1933, as amended ("Securities Act") does not cover the resale of those shares. Shares of common stock purchased by persons who are not affiliates of Eastern Bankshares, Inc. may be resold without registration. Shares purchased by an affiliate of Eastern Bankshares, Inc. are subject to the resale restrictions of Rule 144 under the Securities Act ("Rule 144"). If Eastern Bankshares, Inc. meets the current public information requirements of Rule 144, each affiliate of Eastern Bankshares, Inc. that complies with the other conditions of Rule 144, including those that require the affiliate's sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of Eastern Bankshares, Inc., or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, Eastern Bankshares, Inc. may permit affiliates to have their shares registered for sale under the Securities Act.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to federal securities laws. We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

Change in Control Regulations

Under the Change in Bank Control Act, no person, or group of persons acting in concert, may acquire control of a bank holding company such as Eastern Bankshares, Inc. unless the Federal Reserve Board has been given 60 days' prior written notice and not disapproved the proposed acquisition. The Federal Reserve Board considers several factors in evaluating a notice, including the financial and managerial resources of the acquirer and competitive effects. Control, as defined under the applicable regulations, means the power, directly or indirectly, to direct the management or policies of us or to vote 25% or more of any class of voting securities of ours. Acquisition of more than 10% of any class of a bank holding company's voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as will be the case with Eastern Bankshares, Inc., the issuer has registered securities under Section 12 of the Exchange Act. Substantially similar requirements are imposed under Massachusetts law with respect to the acquisition of control, directly or indirectly, of Eastern Bank.

In addition, federal regulations provide that no company may acquire control (as defined in the Bank Holding Company Act) of a bank holding company without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a "bank holding company" subject to registration, examination and regulation by the Federal Reserve Board.

Legal and Regulatory Proceedings

We operate in a legal and regulatory environment that exposes us to potentially significant risks. In addition to the matters described below, in the normal course of business, we are named, from time to time, as a defendant in various legal actions, including class actions and other individual litigation matters, arising in connection with our activities as a banking institution, including with respect to allegations of unfair or deceptive business practices and our role in administering trusts for which we are a trustee alone or with others. We also face legal exposure associated with employment actions, which at times can result in matters against Eastern Bank before the Massachusetts Commission Against Discrimination or the U.S. Equal Employment Opportunity Commission. Actual or threatened legal actions against us include claims for substantial amounts of compensatory damages, claims for intermediate amounts of compensatory damages and claims for punitive damages. Compliance with all applicable laws and regulations involves a significant investment in time and resources. Any new laws or regulations applicable to our business, any changes to existing laws or regulations, or any changes to the interpretations or enforcement of those laws or regulations, may affect our operations and/or financial condition. For additional information, see *Note 17, "Commitments and Contingencies"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

In part as a result of the extensive regulation, supervision and examination of our business described elsewhere in this Annual Report on Form 10-K, we are also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business, certain of which may result in adverse judgments, settlements, fines, penalties, public or private censure, increased costs, required remediation, restriction on business activities or other impacts on us.

We contest liability and the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability has been incurred at the date of the Consolidated Financial Statements and we can reasonably estimate the amount of that loss, we accrue the estimated loss as a charge to income.

In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. We cannot predict with certainty if, how or when such proceedings will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial or indeterminate damages. Numerous issues may need to be resolved before liability can be reasonably estimated, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages and by addressing novel or unsettled legal questions relevant to the proceedings in question.

The activities of Eastern Bank, including with respect to disclosures about and implementation of numerous consumer products, are subject to various laws and numerous regulations, including those related to unfair or deceptive acts or practices. If Eastern Bank is found to have violated one or more consumer protection laws, it may be required to pay restitution to certain affected customers in connection with certain of these practices. In addition, Eastern Bank may face formal administrative enforcement actions from its federal and other governmental supervisory agencies, including the assessment of civil monetary penalties and restitution, relating to consumer products, and could also face potential civil litigation.

To the extent that we acquire other companies, our business may be negatively impacted by certain risks inherent with such acquisitions, including assumption of or potential exposure to significant liabilities of the acquired business, some of which may be unknown or contingent at the time of acquisition, including, without limitation, liabilities for regulatory and compliance issues. For further information regarding risks related to regulatory actions and litigation, please refer to "Risk Factors—Risks Related to Our Business—Operational risks are inherent in our businesses," "Risk Factors—Risks Related to Regulations" in Part I, Item 1A of this Annual Report on Form 10-K.

Human Capital Management

Human Capital Management has always been at the heart of our Company. We are deeply committed to having a highly talented workforce reflective of the communities we serve, where all employees feel included and where our customers' needs are met. The Company employed 1,998 employees as of December 31, 2024, including 1,813 full-time employees.

Our employee-centric work environment helps ensure that our top talent is retained. We continue to offer flexible work arrangements to both attract and retain top talent, appreciating that our workplace flexibility and culture are key differentiators. With much of our top talent concentrated in our hybrid workforce, we believe that continuing to allow flexible work arrangements helps ensure that our talent grows with us. We also believe that our culture drives a high performing workplace where everyone can succeed. We were recognized as a 2024 Best Place to Work for Disability Inclusion by the Disability: In Equality Index and as a "2024 Best Place for Working Parents." We were also recognized in 2024 as a "Best Place to Work" for LGBTQ+ equality by the Human Rights Campaign for the 11th consecutive year.

Employee Engagement

We engage our employees in formal and informal ways. We have 12 employee resource groups ("ERGs") that reflect our workforce and the communities we serve. The ERGs, which are open to everyone, help ensure that our workforce is inclusive of all employees. Each group serves as a source of professional networking, community building and engagement for all colleagues.

We are dedicated to engaging our workforce to better understand how we can improve our culture and workplace. In 2024, we virtually hosted 8 Town Hall meetings, led by the Executive Chair. At each meeting, employees were able to ask questions anonymously and engage directly with the Executive Chair and Senior Executives.

We also engage our employees through more formal and informal measures. In 2024, we conducted our large-scale annual employee engagement survey, with strong results that surpass our financial services benchmark:

- 92% of employees responded to our survey

- 89% of employees reported they were proud to work for Eastern

- 88% of employees are positively engaged

- 87% reported they are able to be themselves at work

We continued to enhance our onboarding program to ensure that our new colleagues from Cambridge Trust quickly acclimated into our Company, culture and their role in driving success. We undertook a comprehensive onboarding survey of these new colleagues to identify opportunities for additional training and to ensure they understood their role in the combined Company to help drive growth. All new employees are invited to small group sessions with our Executive Chair to strengthen ties to leadership, our customers and the Company. In 2024, we continued supporting our employees' commitment

to engage with our customers and our communities by offering paid time off to volunteer. In addition, many of our departments engage in group volunteer events at our non-profit customers and community partners as part of our team building. In recognition of our community support, we were named among the top 10 most charitable organizations in Massachusetts for the 12th year by the Boston Business Journal.

We also strive to engage employees during their most difficult times. In 2024, we continued to support a fund that provides cash grants to eligible employees experiencing an unexpected financial hardship. These grants provide a lifeline during a crisis for impacted recipients and the fund itself is highly valued by our colleagues. Understanding the impact of personal loss on our colleagues, we provide paid time off for colleagues who experience a pregnancy loss or unsuccessful in vitro fertilization (IVF) treatment.

With our merger with Cambridge Trust in 2024, we continued to bring high performing talent into our Company that reflects the communities we serve. Management partners with external organizations to develop candidate pipelines, regularly reports on hiring to the Board of Directors and the Compensation and Human Capital Management Committee and has a talent acquisition team comprised of dedicated colleagues who bring our inclusive values to bear in our recruiting efforts.

Pay & Benefits

Our compensation and benefits programs are designed to attract, motivate and retain talent to achieve short-term and long-term goals through the implementation of sound compensation principles and policies. For compensation, this includes paying for performance, and ensuring fairness and nondiscrimination in pay as well as compensation risk mitigation. To help ensure pay equity, we conduct pay equity analyses on an annual basis with the assistance of external advisors. We also seek fairness in total compensation by utilizing market data, conducting internal compensation comparison analyses, and engaging expert independent compensation and benefits consulting firms for industry benchmarking. We believe we offer an attractive and competitive benefits program that focuses on overall wellness in all areas of life, with a variety of options to enhance employee choice. Our benefits include: health, dental and vision coverage; paid parental leave and other paid time off; short and long term disability benefits; health and flexible spending accounts; tuition reimbursement; and an Employee Assistance Program. We also offer a comprehensive portfolio of wellness offerings supporting our employees' mental, physical, emotional, and financial health. Among other benefits, in 2024, we offered our employees three separate retirement benefits, which we believe helps us attract and retain top talent: a defined pension benefit plan, a 401(k) contribution, and an employee stock ownership plan ("ESOP") through which Company stock is allocated to all eligible employees (based on age and hours worked), ensuring most of our employees are also shareholders.

Employee Turnover

In 2024, turnover was at a normalized, healthy rate. Nonetheless, we continued to focus on development plans for high performing talent, with an emphasis on retention risk mitigation. The successful integration of the Cambridge Trust talent, including our new Chief Executive Officer, has enabled us to further strengthen the Company.

Intellectual Property

We protect our intellectual property rights by applying for and obtaining trademarks and service marks when appropriate. We believe that our name, our marks and our logo have significant value and are important to our operations, and we rely on protection of this intellectual property to maintain our competitive position. We monitor our trademarks and vigorously oppose the infringement of any of our marks as appropriate.

Available Information

We file annual, quarterly, and current reports, proxy statements and other information required by the Exchange Act with the SEC. Our SEC filings are available to the public from the SEC's internet site at www.SEC.gov.

We post the following filings to investor.easternbank.com as soon as reasonably practicable after they are electronically filed with or furnished to the SEC: our annual reports on Form 10-K, our proxy statements, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Paper copies of all such filings are available free of charge by request via email (investor.relations@easternbank.com), telephone (781-598-7920) or mail (Eastern Bankshares, Inc. Investor Relations at 125 High Street, Boston, MA 02110). The information contained or incorporated on our website is not a part of this Annual Report on Form 10-K.

We may use our website as a means of disclosing material information and for complying with our disclosure obligations under Regulation Fair Disclosure promulgated by the SEC. These disclosures are included on our website in the "Investor Relations" or "News" sections. Accordingly, investors should monitor these portions of our website, in addition to following the Company's press releases, SEC filings, public conference calls and webcasts.

ITEM 1A. RISK FACTORS

We are subject to a number of risks potentially affecting our business, financial condition, results of operations and cash flows. As a company offering banking and other financial services, certain elements of risk are inherent in our transactions and operations and are present in the business decisions we make. We, therefore, encounter risk as part of the normal course of our business, and we design risk management processes to help manage these risks. Our success is dependent on our ability to identify, understand and manage the risks presented by our business activities so that we can appropriately balance revenue generation and profitability. These risks include, but are not limited to, credit risk, capital risk, market risks, liquidity risks, cyber risk, interest rate risks, operational risks, model risks, technology, compliance, regulatory and legal risks, and strategic and reputational risks. We discuss our principal risk management processes and, in appropriate places, related historical performance in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included in Part II, Item 7 in this Annual Report on Form 10-K.

You should carefully consider the following risk factors, as well as the other information set forth in this Annual Report on Form 10-K, in evaluating whether to make or retain an investment in our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline due to any of these risks, and you may lose all or part of your investment. The following risks are not the only risks we face. Additional risks that are not presently known or that we presently deem to be immaterial also could have a material adverse effect on our future business, financial condition, results of operations and cash flows.

Summary of Material Risk Factors

This section summarizes some of the risks potentially affecting our business, financial condition, results of operations and cash flows. These risks and others are discussed in more detail further below in this section. You should consider this summary together with the more detailed information provided below.

There are various risks associated with our acquisition growth strategy, any of which could have a material adverse effect on our business.

- We may be unsuccessful in realizing the expected benefits of the Cambridge acquisition or other acquired businesses, including failure to retain key employees or customers, incurrence of unexpected difficulty or expense in integrating operations, technologies or customers, assumption of significant (and potentially unknown) liabilities, and inexperience with the products and/or geographies offered by the acquired business, all of which could divert our management's attention and/or negatively impact our financial results.

- When we acquire a business, a portion of the purchase price of the acquisition may be allocated to goodwill and other identifiable intangible assets. The excess of the purchase price over the fair value of the net identifiable tangible and intangible assets acquired determines the amount of the purchase price that is allocated to goodwill acquired. Under current accounting guidance, if we determine that goodwill or intangible assets are impaired, we would be required to write down the value of these assets.

- We operate in a competitive market and may be unable to successfully identify additional acquisition opportunities or compete for attractive acquisition targets.

Various risks, including risks associated with changes in interest rates, loan losses, cybersecurity and regulatory compliance, are inherent in our business and our industry generally.

- Increases in interest rates have had and in the future may have a material adverse effect on many areas of our business, including net interest income, the earnings and volume of interest-earning assets and interest-bearing liabilities, and loan delinquency, and increases in interest rates may have a material adverse effect on our operating results.

- If our allowance for loan losses is insufficient to cover actual loan losses, our earnings and capital could decrease.

- The geographic concentration of our loan portfolio and lending activities in eastern Massachusetts and southern and coastal New Hampshire makes us vulnerable to a downturn in our local economy.

- We face security risks to our information databases, including information we maintain relating to our customers, as precautions taken by us and our vendors may not be completely effective to prevent unauthorized access, human error, phishing attacks or other events that could impact the security, reliability, confidentiality, integrity and availability of our systems or those of our vendors.

- We operate in a highly competitive industry, and technological advances have lowered barriers to entry and made it possible for non-banks to offer products and services, such as loans and payment services, that traditionally were banking products.

- We may be unable to successfully execute on our strategic plan or performance targets, including through a failure to attract or retain the necessary highly skilled and qualified personnel.

- The fair value of our investments, including our securities portfolio, has declined due to increases in interest rates beginning in March 2022 and may decline further in the future. Unrealized gains and losses, net of tax, in the estimated fair value of the available-for-sale portfolio is recorded as other comprehensive income, which has the effect of reducing our shareholders' equity and therefore our tangible book value per share, which is a metric many investors in our common stock consider.

- Commercial loans, including those secured by commercial real estate, are generally riskier than other types of loans and constitute a significant portion of our loan and lease portfolio.

- We face significant legal and regulatory risks, both from regulatory investigations and proceedings and from private actions brought against us.

- Operational risk and losses can result from factors such as internal and external fraud; errors by employees or third parties; failure to document transactions properly or to obtain proper authorization; failure to comply with applicable regulatory requirements and conduct of business rules; equipment failures, including those caused by natural disasters or utility outages; business continuity and data security system failures, including those encountered while implementing major new computer systems or upgrades to existing systems; or the inadequacy or failure of systems and controls, including those of our suppliers or counterparties.

- We may be adversely affected by weaknesses in financial institutions, the financial markets and economic conditions in the United States, market changes, or changes in equity markets.

- We are subject to capital and liquidity standards that may change from time to time, and we may be unable to raise additional capital if needed on terms that are acceptable to us, or at all.

- Our business is subject to extensive state and federal regulations, which often limit or restrict our activities and may impose material financial requirements or limitations on the conduct of our business.

- We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions, or could impede or materially delay our receipt of regulatory approval to acquire other companies.

- We may incur fines, penalties and other negative consequences from regulatory violations, which could include inadvertent or unintentional violations.

- We may be unable to disclose some restrictions or limitations on our operations imposed by our regulators.

- Our stock-based benefit plan, which we adopted in 2021, has increased and is expected to continue to increase our annual compensation and benefit expenses.

Certain provisions of our articles of organization, as well as state and federal banking laws, may make our stock a less attractive investment compared to the stock of peer companies.

- Our articles of organization provide that state and federal courts located in Massachusetts will be the exclusive forum for substantially all disputes between us and our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes.

- A beneficial holder of 10% or more of our shares is entitled to cast only one one-hundredth (1/100th) of a vote per share for each share in excess of the 10% threshold.

* * *

Risks potentially affecting our business, financial condition, results of operations and cash flows

You should carefully consider the following risk factors that may affect our business, future operating results and financial condition, as well as the other information set forth in this Annual Report on Form 10-K, before making an investment decision regarding our common stock. The following risks are not the only risks we face. Additional risks that are not presently known or that we presently deem to be immaterial also could have a material adverse effect on our financial condition, results

of operations and business. Please refer to the note at the beginning of this section for important caveats related to the following risk factors.

Risks Related to Our Acquisition Strategy

The Company may fail to realize all of the anticipated benefits of Cambridge or other acquired businesses, particularly if the integration of the acquired businesses is more difficult than expected.

The Company may fail to realize some or all of the anticipated benefits of Cambridge or other acquired businesses if the integration process takes longer or is more costly than expected. Furthermore, any number of unanticipated adverse occurrences for either the acquired business or the Company may cause us to fail to realize some or all of the expected benefits. The integration process, which is ongoing for Cambridge, could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that could adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Each of these issues might adversely affect the Company during the transition period, resulting in adverse effects on the Company following the merger. Additionally, our assumptions regarding the fair value of assets being acquired or projections of future benefits following the merger could prove to be inaccurate. As a result, revenues may be lower than expected or costs may be higher than expected and the overall benefits of the merger may not be as great as anticipated, any of which could materially and adversely affect our business, financial condition, results of operations, and future prospects.

The Company may be unsuccessful in retaining our personnel or the personnel of the company we acquire.

The success of any merger or other acquisition that we pursue will depend in part on the Company's ability to retain the talents and dedication of key employees currently employed by the Company and employees who join the Company from the acquired company. If the Company is unable to retain key employees, including management, who are critical to the successful integration and future operations of the combined company, the Company could face disruptions in its operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, if key employees terminate their employment, the Company's business activities may be adversely affected, and management's attention may be diverted from successfully integrating the Company and the acquired company to hiring suitable replacements, all of which may cause the Company's business to suffer. In addition, the Company may not be able to locate or retain suitable replacements for any key employees who leave the combined company.

The Company has incurred and expects to continue to incur costs related to the acquisition and integration of Cambridge and other businesses.

The Company routinely incurs significant, non-recurring costs when it agrees to acquire other businesses. In addition, the Company incurs integration costs following the completion of acquisitions as it integrates the acquired business, including facilities and systems consolidation costs and employment-related costs. The Company may also incur additional costs to retain key employees of the Company and the acquired business. There can be no assurances that the expected benefits and efficiencies related to the integration of the acquired businesses will be realized to offset these transaction and integration costs over time.

Regulatory approvals related to proposed business acquisitions may not be received, may take longer to receive than expected, or may impose burdensome conditions, which could impose additional costs and could delay or prevent completion of the acquisition.

Before a merger or other acquisition may be completed, certain approvals or consents must be obtained from various bank regulatory and other authorities of the United States, the Commonwealth of Massachusetts and the State of New Hampshire. These governmental entities, including the Federal Reserve Board, the FDIC, the Massachusetts Division of Banks and the New Hampshire Banking Department, may impose conditions on the completion of the transaction or require changes to the terms of the transaction, require divestitures or place restrictions on our conduct after the completion of the transaction. Any such conditions or changes could have the effect of delaying completion of the transaction or imposing additional costs on or limiting the revenues of the Company following the completion of the transaction, any of which might have a material adverse effect on the Company.

The degree of scrutiny that our regulators give to mergers and other acquisitions can change from time to time. In general, we anticipate that as the Company increases in size and complexity, our proposed mergers and other acquisitions will receive greater regulatory scrutiny and the time that regulators will take to process the applications will increase.

In September 2024, the Department of Justice's Antitrust Division and the FDIC announced that each respective agency has withdrawn the 1995 Bank Merger Competitive Review Guidelines (the "1995 Guidelines"). The Department of Justice's Antitrust Division announced that it will instead evaluate the bank mergers using its 2023 Merger Guidelines that

apply across all industries. As of the date of this Annual Report on Form 10-K, the Federal Reserve Board has not released any new guidance on its approach to bank merger reviews, nor has it withdrawn from the 1995 Guidelines. Past statements from the Federal Reserve Board staff indicate that the Federal Reserve Board is not actively planning to alter its approach to bank merger reviews. The 2023 Merger Guidelines set forth more stringent concentration limits than the 1995 Bank Merger Guidelines. The 2023 Merger Guidelines provide additional, largely qualitative grounds on which the Department of Justice could object to a transaction beyond traditional local market concentration. At this time, we are unable to predict whether the actions taken by the FDIC and the Department of Justice will have a material adverse effect on our ability to acquire or merge with banking companies in our market area.

To the extent that we acquire other companies, our business may be negatively impacted by certain risks inherent with such acquisitions.

A significant component of our business strategy is to grow through acquisitions of other financial institutions or business lines as opportunities arise. Although we have been successful with this strategy in the past, we may not be able to grow our business in the future through acquisitions for a number of reasons, including:

- Competition with other prospective buyers resulting in our inability to complete an acquisition or in our paying a substantial premium over the fair value of the net assets of the acquired business;

- Inability to obtain regulatory or shareholder approvals, delays in obtaining regulatory approvals; or the imposition of costly or burdensome conditions to regulatory approvals;

- Potential difficulties and/or unexpected expenses relating to the integration of the operations, technologies, products and the key employees of the acquired business, resulting in the diversion of resources from the operation of our existing business;

- Acquisitions of new lines of business may present risks that are different in kind or degree compared to those that we are accustomed to managing, requiring us to implement new or enhance existing procedures and controls and diverting resources from the operation of our existing business;

- Inability to maintain existing customers of the acquired business or to sell the products and services of the acquired business to our existing customers;

- Inability to retain key management of the acquired business;

- Assumption of or potential exposure to significant liabilities of the acquired business, some of which may be unknown or contingent at the time of acquisition, including, without limitation, liabilities for regulatory and compliance issues;

- Exposure to potential asset quality issues of the acquired business;

- Failure to mitigate deposit erosion or loan quality deterioration at the acquired business;

- Potential changes in banking or tax laws or regulations that may affect the acquired business;

- Inability to improve the revenues and profitability or realize the cost savings and synergies expected of the acquired business;

- Potential future impairment of the value of goodwill and intangible assets acquired, as discussed below and elsewhere in this Annual Report on Form 10-K; and

- Identification of internal control deficiencies of the acquired business.

We anticipate that whenever we acquire a business through a merger or another type of transaction, a portion of the purchase price of the acquisition will be allocated to goodwill and other identifiable intangible assets, and our subsequent evaluation of that goodwill, at least annually, will be a critical accounting estimate. Under current accounting rules, at the time we complete an acquisition, the excess of the purchase price over the fair value of the net identifiable tangible and intangible assets acquired will determine the amount of the purchase price that is allocated to goodwill acquired, and subsequently, if we determine that goodwill or intangible assets are impaired, we would be required to write down the value of these assets. If such a write-down occurs, it may have a material adverse effect on our financial condition and operating results. (For more information regarding the risk of goodwill impairment, please see "We may be required to write down goodwill and other acquisition-related identifiable intangible assets.")

All of these and other potential risks may serve as a diversion of our management's attention from other business concerns, and any of these factors could have a material adverse effect on our business. Moreover, acquisitions typically involve the payment of a premium over book and market values, and therefore, some dilution of our tangible book value and net income per share may occur in connection with any future transaction.

We may be unsuccessful identifying and competing for acquisitions.

We regularly look for acquisition opportunities of banks and financial institutions that meet our criteria, some of which may be material to our business and financial performance and could involve significant cash expenditures or result in a material increase in the number of shares of our common stock that are outstanding. We face competition from other financial services institutions, some of which may have greater financial resources than us, when considering acquisition opportunities. Accordingly, attractive opportunities may not be available to us, and there can be no assurance that we will be successful in identifying, completing or integrating future acquisitions. We may not be able to acquire other institutions on acceptable terms. The ability to grow may be limited if we are unable to successfully make acquisitions in the future.

Risks Related to Our Business and Our Industry Generally

Changes in interest rates have impacted and may continue to impact our profitability and financial condition.

Net interest income historically has been, and we anticipate that it will remain, a significant component of our total revenue. A high percentage of our assets and liabilities involve interest-bearing or interest-related instruments. Thus, changes in interest rates have impacted and will likely continue to impact many areas of our business, including net interest income, both the earnings and volume of interest-earning assets and interest-bearing liabilities, as well as loan delinquency and the fair values of our investment portfolio. Interest rates are highly sensitive to many factors that are beyond our control, including global, national, regional and local economic conditions, the effects of disease pandemics such as COVID-19, competitive pressures, and policies of various governmental and regulatory agencies and, in particular, the FOMC. Changes in interest rates have influenced and will continue to influence the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, our ability to originate loans and obtain deposits, and the fair value of our financial assets and liabilities. If the interest rates on our interest-bearing liabilities increase at a faster pace than the interest rates on our interest earning assets, our net interest income may decline and, with it, a decline in our earnings may occur. Our net interest income and our earnings would be similarly affected if the interest rates on our interest earning assets declined at a faster pace than the interest rates on our interest-bearing liabilities.

The fair values of our investment portfolio can be adversely affected by changes in interest rates or expectations of changes, and inflation rates or expectations of inflation, among other factors. The FOMC may and often does change its view as to whether the federal funds rate target band should increase or decrease and the rate at which such change should occur. The FOMC decreased the federal funds rate by 50 basis points to a target range of 4.75% to 5.00% in September 2024 and by 25 basis points in November and December, reducing the federal funds rate target band at year end to 4.25% from 4.50%. However, in December 2024, the FOMC revised its outlook for rate cuts in 2025, indicating that FOMC members anticipated two reductions in 2025 instead of the four reductions that the FOMC members anticipated in September 2024. Jerome H. Powell, Chairman of the Board of Governors of the Federal Reserve System, stated in December 2024 that after the FOMC decreased the federal funds rate target band in 2024 by a total of 100 basis points, the FOMC could be more cautious as it considers further adjustments, emphasizing that in considering the extent and timing of additional adjustments to the target range for the federal funds rate, the FOMC will assess future economic data. Chairman Powell further explained in December 2024 that if the United States economy remains strong and inflation does not continue to move sustainably toward the FOMC's 2% target, the FOMC could decide to slow the pace at which it chooses to reduce the federal funds rate target band, but alternatively if the labor market were to weaken unexpectedly or inflation were to decline more quickly than anticipated, the FOMC could choose to accelerate the pace at which it chooses to reduce the federal funds rate target band.

Higher interest rates generally are associated with a lower volume of loan originations and refinancings, while lower interest rates are usually associated with higher loan originations and refinancings. Our ability to generate gains on sales of mortgage loans is significantly dependent on the level of originations. Cash flows are affected by changes in market interest rates. Generally, in rising interest rate environments, loan prepayment rates are likely to decline, and in falling interest rate environments, loan prepayment rates are likely to increase. A significant amount of our commercial and industrial and commercial real estate, including multi-family residential real estate loans, are adjustable-rate loans and an increase in the general level of interest rates may adversely affect the ability of borrowers, especially those with adjustable rate loans, to pay their loan obligations. Changes in interest rates, prepayment speeds and other factors may also cause the value of our loans held for sale to change.

Although we have implemented risk management strategies, as well as policies and procedures designed to manage the risks associated with changes in market interest rates, changes in interest rates have from time to time had and may in the future have an adverse effect on our operating results and financial condition.

If actual borrower or depositor behavior or overall economic conditions in the future are significantly different than we anticipate, then our risk mitigation may be insufficient to protect against interest rate risk and our operating results and financial condition would be adversely affected.

If our allowance for loan losses is insufficient to cover loan losses, our earnings and capital could decrease.

At December 31, 2024, our allowance for loan losses was $229.0 million, or 1.29% of total loans, compared to $149.0 million, or 1.07% of total loans, at December 31, 2023. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for many of our loans. If our assumptions in determining the amount of allowance for loan losses are incorrect, or if delinquencies or non-performing loans increase, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, which would require additions to our allowance, which could materially decrease our net income.

In addition, our federal and state regulators, as an integral part of their examination process, periodically review our allowance for loan losses and may require us to increase the allowance by recognizing additional provisions for loan losses charged to income, or to charge-off loans, which, net of any recoveries, would decrease the allowance for loan losses. Any such additional provision for loan losses or net increase in charge-offs could have a material adverse effect on our financial condition and results of operations.

The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in the local economy.

We primarily serve individuals, businesses and municipalities located in eastern and central Massachusetts, including the greater Boston metropolitan area, southern New Hampshire, including its coastal region, and northern Rhode Island. At December 31, 2024, approximately $13.0 billion, or 91.4% of our total loans secured by real estate were secured by real estate located in this market area. Therefore, our success is largely dependent on the economic conditions, including employment levels, population growth, income levels, savings trends and government policies, in this market area. Weaker economic conditions caused by recessions, unemployment, inflation, a decline in real estate values or other factors beyond our control may adversely affect the ability of our borrowers to service their debt obligations and could result in higher loan and lease losses and lower net income for us.

A substantial portion of our loan portfolio is composed of loans secured by real estate property located in the greater Boston metropolitan area. This makes us vulnerable to a downturn in the local economy and real estate markets. Decreases in local real estate values caused by economic conditions or other events could adversely affect the value of the property used as collateral for our loans, which could cause us to realize a loss in the event of a foreclosure.

A worsening of business and economic conditions generally or specifically in the principal markets in which we conduct business could have adverse effects on our business, including the following:

- A decrease in the demand for, or the availability of, loans and other products and services offered by us;

- A decrease in the value of our loans held for sale or other assets secured by residential or commercial real estate;

- An impairment of certain intangible assets, such as goodwill;

- A decrease in interest income from variable rate loans due to declines in interest rates; and

- An increase in the number of clients and counterparties who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us, which could result in a higher level of non-performing assets, net charge-offs, provisions for loan losses, and valuation adjustments on loans held for sale.

Moreover, a significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment, public health crises or other factors beyond our control could further impact these local economic conditions and could further negatively affect the financial results of our banking operations. In addition, deflationary pressures, if present, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance. If economic conditions worsen or volatility increases, our business, financial condition and results of operations could be materially adversely affected. For more information about our market area, please see the *"Business"* section included in Part I, Item 1 in this Annual Report on Form 10-K.

Our ability to manage reputational risk is critical to attracting and maintaining customers, investors and employees and to the success of our business, and the failure to do so may materially adversely affect our performance.

As a bank with strong local and community relationships, our reputation is a valuable component of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities in our market area. We strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our

operations in a manner that is appealing to current or prospective customers, or by events beyond our control, our business and operating results may be adversely affected.

Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, the perception of unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, cybersecurity breaches and questionable or fraudulent activities of our customers. We have policies and procedures in place to protect our reputation and promote ethical conduct, but these policies and procedures may not be fully effective. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers and employees, costly litigation and increased governmental regulation, all of which could adversely affect our operating results.

Social media may exacerbate the risk of negative publicity, including by amplifying and accelerating the dissemination of rumors and disinformation. The Financial Stability Board, an international body that monitors and makes recommendations about the global financial system, released a report in October 2024 acknowledging the potential for social media to facilitate or accelerate deposit runs through the propagation of information, including rumors or false information. In its report, the Financial Stability Board noted that the repetition of information in social media, which users experience through the re-posting or liking of other people's posts, can reinforce a message and may make the message more believable.

We face continuing and growing security risks to our information data bases, including information we maintain relating to our customers.

We are subject to certain operational risks, including data processing system failures and errors, inadequate or failed internal processes, customer or employee fraud and catastrophic failures resulting from terrorist acts or natural disasters. We rely on electronic communications and information systems to conduct our business and to store sensitive data, including financial information regarding customers. Our electronic communications and information systems infrastructure, as well as the systems infrastructures of the vendors we use, are inherently vulnerable to unauthorized access, human error, computer viruses, denial-of-service attacks, malicious code, spam attacks, phishing, ransomware or other forms of social engineering and other events that could impact the security, reliability, confidentiality, integrity and availability of our systems or those of our vendors. Financial services institutions and companies engaged in data processing have reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service or sabotage systems, often through the introduction of computer viruses or malware, cyber-attacks and other means. Denial of service attacks have been launched against a number of large financial services institutions. Hacking and identity theft risks, in particular, could cause serious reputational harm. Cyber threats are rapidly evolving, and we may not be able to anticipate or prevent all such attacks. Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not suffer such losses in the future. No matter how well designed or implemented our controls are, we will not be able to anticipate all security breaches of these types, and we may not be able to implement effective preventive measures against such security breaches in a timely manner. A failure or circumvention of our security systems could have a material adverse effect on our business operations and financial condition.

We regularly assess and test our security systems and disaster preparedness, including back-up systems, but the risks are substantially escalating. We are not able to fully protect against these events given the rapid evolution of new vulnerabilities, the complex and distributed nature of our systems, our interdependence on the systems of other companies and the increased sophistication of potential attack vectors and methods against our systems. As a result, cybersecurity and the continued enhancement of our controls and processes to protect our systems, data and networks from attacks, unauthorized access or significant damage remain a priority. Accordingly, we may be required to expend additional resources to enhance our protective measures or to investigate and remediate any information security vulnerabilities or exposures. Any breach of our system security could result in disruption of our operations, unauthorized access to confidential customer information, significant regulatory costs, such as enforcement actions and/or the imposition of civil money penalties, litigation exposure and other possible damages, loss or liability. Such costs or losses could exceed the amount of available insurance coverage, if any, and would adversely affect our earnings. Also, any failure to prevent a security breach or to quickly and effectively deal with such a breach could cause reputational harm, negatively impact customer confidence, undermine our ability to attract and keep customers, and possibly result in regulatory sanctions.

We rely on third-party vendors, which could expose us to additional cybersecurity risks.

Third-party vendors provide key components of our business infrastructure, including certain data processing and information services. Third parties may transmit confidential, propriety information on our behalf. Although we require third-party providers to maintain certain levels of information security, such providers may remain vulnerable to operational and technology vulnerabilities, including cyber-attacks, security breaches, unauthorized access, breaches, fraud, phishing attacks, misuse, computer viruses, or other malicious attacks, which could result in unauthorized access, misuse, loss or destruction of data, an interruption in service or other similar events that may impact our business. Although we may contractually limit

liability in connection with attacks against third-party providers, we remain exposed to the risk of loss associated with such vendors. In addition, a number of our vendors are large national entities with dominant market presence in their respective fields. Their services could prove difficult to replace in a timely manner if a failure or other service interruption were to occur. We cannot predict the costs or time that would be required to find an alternative service provider. Failures of certain vendors to provide contracted services could adversely affect our ability to deliver products and services to customers and cause us to incur significant expenses.

Industry competition may adversely affect our degree of success.

Our profitability depends on our ability to compete successfully. We operate in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes, as well as continued industry consolidation. This consolidation may produce larger, better capitalized and more geographically diverse companies that are capable of offering a wider array of financial products and services at more competitive prices.

In our market areas, we face competition from other commercial banks, savings and loan associations, tax-exempt credit unions, financial technology companies ("fintechs"), internet banks, finance companies, mutual funds, brokerage and investment banking firms, mortgage companies and other financial intermediaries that offer similar services. Some of our non-bank competitors are not subject to the same extensive regulations we are and, therefore, may have greater flexibility or lower costs in competing for business.

Our ability to compete successfully depends on a number of additional factors, including attractive yields, reputation and stability, customer convenience, quality of service, personal contacts, pricing and range of products, and ability to effectively implement and market technology-driven products and services, among others. If we are unable to successfully compete for new customers and to retain our current customers, our business, financial condition or results of operations may be adversely affected, perhaps materially. In particular, if we experience an outflow of deposits as a result of our customers seeking investments with higher yields or greater financial stability, we may be forced to rely more heavily on borrowings and other sources of funding to operate our business and meet withdrawal demands, thereby adversely affecting our net interest margin and financial performance. As a result, our ability to effectively compete to retain or acquire new business may be impaired, and our business, financial condition or results of operations may be adversely affected.

Technology has lowered barriers to entry and made it possible for non-banks to offer products and services, that traditionally were banking products, and made it possible for technology companies to compete with financial institutions in providing electronic, internet-based, and mobile phone-based financial solutions.

Competition with non-banks, including technology companies, to provide financial products and services is intensifying. In particular, the activity of fintechs has grown significantly over recent years and is expected to continue to grow. Fintechs have and may continue to offer bank or bank-like products. The federal and state bank regulatory agencies have demonstrated a willingness to charter non-traditional bank charter applicants, such as fintechs, which increases competition in the industry. In addition, other fintechs have partnered with existing banks to allow them to offer deposit products to their customers under current and proposed interagency guidelines on third party relationships. Regulatory changes, such as revisions to the FDIC's rules on brokered deposits intended to reflect recent technological changes and innovations, may also make it easier for fintechs to partner with banks and offer deposit products. In addition to fintechs, the large technology companies have begun to make efforts toward providing financial services directly to their customers and are expected to continue to explore new ways to do so. Many of these companies, including our competitors, have fewer regulatory constraints, and some have lower cost structures, in part due to lack of physical locations and regulatory compliance costs. Some of these companies also have greater resources to invest in technological improvements than we currently have.

In addition to external competition, the financial services industry, including the banking sector, is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. In addition, new, unexpected technological changes could have a disruptive effect on the way banks offer products and services. We believe our success depends, to a great extent, on our ability to use technology to offer products and services that provide convenience to customers and to create additional efficiencies in our operations. However, we may not be able to, among other things, keep up with the rapid pace of technological changes, effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. As a result, our ability to compete effectively to attract or retain new business may be impaired, and our business, financial condition or results of operations may be adversely affected.

We may not be able to successfully execute our strategic plan or achieve our performance targets.

An important goal of our strategic plan is expanding our profitable loan and deposit market share through both organic growth and opportunistic strategic transactions. (For a more complete discussion of our strategic plan, please see the *"Business"* section included in Part I, Item 1 in this Annual Report on Form 10-K.) It is possible that one or more factors, including factors outside of our control, may hinder or prevent us from achieving our growth objectives. Our key assumptions include:

- that we will be able to attract and retain the requisite number of skilled and qualified personnel required to increase our loan origination volume, especially in our commercial banking portfolios. The marketplace for skilled personnel is competitive, which means hiring, training and retaining skilled personnel is costly and challenging, and we may not be able to increase the number of our loan professionals sufficiently to successfully achieve our loan origination targets;

- that we will be able to fund asset growth by growing deposits with our overall cost of funds at a rate consistent with our expectations;

- that we will be able to successfully identify and purchase high-quality interest-earning assets that perform over time in accordance with our expectations; and

- that there will be no material change in competitive dynamics, including as a result of our seeking to increase market share.

If one or more of our assumptions prove incorrect, we may not be able to successfully execute our strategic plan, we may never achieve our indicative performance targets and any shortfall may be material.

Our business strategy includes projected growth in our core businesses, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

Despite recent challenges within the banking sector, we expect to experience growth in the amount of our assets, the level of our deposits and the scale of our operations. Achieving our growth targets requires us to attract customers that currently bank at other financial institutions in our market, thereby increasing our share of the market. Our ability to successfully grow will depend on a variety of factors, including our customers' ability to meet their obligations to us, our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. Growth opportunities may not be available, or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected.

We could fail to attract, retain or motivate highly skilled and qualified personnel, including our senior management, other key employees or members of our Board, which could impair our ability to successfully execute our strategic plan and otherwise adversely affect our business.

A cornerstone of our strategic plan involves retaining as well as hiring highly skilled and qualified personnel. Accordingly, our ability to implement our strategic plan and our future success depends on our ability to attract, retain and motivate highly skilled and qualified personnel, including our senior management and other key employees and directors. The failure to attract or retain, including as a result of an untimely death or illness of key personnel, or ability to replace a sufficient number of appropriately skilled and key personnel, could place us at a significant competitive disadvantage and prevent us from successfully implementing our strategy, which could impair our ability to implement our strategic plan successfully, achieve our performance targets and otherwise have a material adverse effect on our business, financial condition and results of operations.

Limitations on the manner in which regulated financial institutions, such as us, can compensate their officers and employees may make it more difficult for such institutions to compete for talent with financial institutions and other companies not subject to these or similar limitations. If we are unable to compete effectively, our business, financial condition and results of operations could be adversely affected, perhaps materially.

The fair value of Eastern Bank's investments has declined and could decline further due to a variety of factors.

Most of Eastern Bank's investment securities portfolio is designated as available-for-sale. Accordingly, unrealized gains and losses, net of tax, in the estimated fair value of the available-for-sale portfolio is recorded as other comprehensive income, a separate component of shareholders' equity. Due to increases in interest rates in 2022 and 2023, the fair value of Eastern Bank's investment portfolio declined, causing a corresponding decline in shareholders' equity, and additional increases in interest rates could lead to a further corresponding decline in shareholders' equity. Management believes that several factors will affect the fair values of the investment portfolio, including, but not limited to, changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation and the slope of the interest rate yield curve. Adverse developments in the factors used to assess credit related impairment could require us to recognize an impairment in the value of our investment securities portfolio, which could have an adverse effect on our results of operations in future periods.

Commercial loans, including those secured by commercial real estate, are generally riskier than other types of loans and constitute a significant portion of our loan portfolio.

Our commercial loan portfolio, including those secured by commercial real estate, comprised $12.2 billion, or 68.8% of our total loans at December 31, 2024. Commercial loans generally carry larger balances and involve a higher risk of nonpayment or late payment than residential mortgage loans. Most of the commercial and industrial loans are secured by borrower business assets such as accounts receivable, inventory, equipment and other fixed assets. Compared to real estate, these types of collateral are more difficult to monitor, harder to value, may depreciate more rapidly and may not be as readily saleable if repossessed. Repayment of commercial and industrial loans is largely dependent on the business and financial condition of borrowers. Business cash flows are dependent on the demand for the products and services offered by the borrower's business. Such demand may be reduced when economic conditions are weak or when the products and services offered are viewed as less valuable than those offered by competitors. In addition, some of our commercial real estate loans are not fully amortizing and contain large balloon payments upon maturity. These balloon payments may require the borrower to either sell or refinance the underlying property in order to make the balloon payment, which may increase the risk of default or non-payment. In addition, because of the risks associated with commercial loans, including the economic stress in our market due to the COVID-19 pandemic, the increasing prevalence of hybrid and remote work, and a higher interest rate environment than existed when loans were first originated, we may experience higher rates of default than if the portfolio were more heavily weighted toward residential mortgage loans. Higher rates of default could have an adverse effect on our financial condition and results of operations. Further, if we foreclose on commercial collateral, our holding period for the collateral may be longer than for one- to four-family residential real estate loans because there are fewer potential purchasers of the collateral, which can result in substantial holding costs. In addition, vacancies, deferred maintenance, repairs and market stigma can result in prospective buyers expecting sale price concessions to offset their real or perceived economic losses for the time it takes them to return the property to profitability.

We are subject to environmental liability risk associated with real estate lending activities.

A significant portion of our loan portfolio is secured by real estate, and we could become subject to environmental liabilities with respect to one or more of these properties. At December 31, 2024, $14.3 billion, or 80.4% of our total loans, comprised loans secured by real estate. If we foreclose on and take title to properties securing defaulted loans, we may be exposed to environmental liability risk such as remediation costs, personal injury and property damage, and civil fines and criminal penalties, regardless of when the hazardous conditions or toxic substances first affected the property, and we may be limited in our ability to use or sell the affected property or in our remedies against the prior owner or other responsible parties. Although management has implemented policies and procedures to mitigate this risk, they may not be sufficient in all instances to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

Our business may be adversely affected by credit risks associated with residential property.

At December 31, 2024, loans secured by one- to four-family residential real estate were $5.5 billion, or 31.2% of total loans. Loans secured by one- to four-family residential real estate include residential real estate mortgages, home equity loans and lines of credit and investment real estate loans secured by one- to four-family residential properties. At December 31, 2024, $236.1 million of one- to four-family residential real estate loans were part of the commercial loan portfolio. One- to four-family residential mortgage lending is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations. Declines in real estate values could cause some of our residential mortgages to be inadequately collateralized, which would expose us to a greater risk of loss. Residential loans with relatively high combined loan-to-value ratios are more sensitive to declining property values than those with lower combined loan-to-value ratios and, therefore, may experience a higher incidence of default and severity of losses. In addition, if the borrowers sell their homes, they may be unable to repay their loans in full from the sale proceeds. For home equity loans and lines of credit, we may be unsuccessful in recovering all or a portion of our loan proceeds in the event of default. For these reasons, we may experience higher rates of delinquencies, default and losses on our home equity loans, which could have a material adverse effect on our financial condition and results of operations.

A portion of our loan portfolio consists of loan participations, which may have a higher risk of loss than loans we originate because we are not the lead lender and we have limited control over credit monitoring.

We routinely purchase loan participations. Although we underwrite these loan participations consistent with our general underwriting criteria, loan participations may have a higher risk of loss than loans we originate because we rely on the lead lender to disclose relevant financial information on a timely basis. Moreover, our decision regarding the classification of a loan participation and loan loss provisions associated with a loan participation is made in part based upon information provided by the lead lender and/or our regulators. A lead lender also may not monitor a participation loan in the same manner as we would for loans that we originate. At December 31, 2024, we held loan participation interests in commercial and industrial, commercial real estate, commercial construction and business banking loans totaling $2.1 billion.

Hedging against interest rate exposure may adversely affect our earnings.

We employ techniques that are intended to limit, or "hedge," the adverse effects of changing interest rates on our loan portfolios. We also engage in hedging strategies with respect to arrangements where our customers swap floating interest rate obligations for fixed interest rate obligations, or vice versa. Our hedging activity varies based on the level and volatility of interest rates and other changing market conditions. These techniques may include, but are not limited to, interest rate swaps, collars and floors. There are, however, no perfect hedging strategies, and interest rate hedging may fail to protect us from loss. Moreover, hedging activities could result in losses if the event against which we hedge does not occur. Additionally, interest rate hedging could fail to protect us or adversely affect us because, among other things:

- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

- the duration of the hedge may not match the duration of the related liability;

- the party owing money in the hedging transaction may default on its obligation to pay;

- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

- the value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value; and/or

- downward adjustments, or "mark-to-market" losses, would reduce our shareholders' equity.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. In addition, we will continue to make investments in research, development, and marketing for new products and services. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. Initial timetables for the development and introduction of new lines of business and/or new products or services may not be achieved; price and profitability targets may not prove feasible; and customers may fail to accept our new products and services. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, the burden on management and our information technology of introducing any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks could have a material adverse effect on our business, financial condition and results of operations.

We may be required to write down goodwill and other acquisition-related identifiable intangible assets.

When we acquire a business, a portion of the purchase price of the acquisition may be allocated to goodwill and other identifiable intangible assets. The excess of the purchase price over the fair value of the net identifiable tangible and intangible assets acquired determines the amount of the purchase price that is allocated to goodwill acquired. As of December 31, 2024, goodwill and other identifiable intangible assets were $1.1 billion. Under current accounting guidance, if we determine that goodwill or intangible assets are impaired, we would be required to write down the value of these assets. We conduct an annual review to determine whether goodwill and other identifiable intangible assets are impaired. We conduct a quarterly review for indicators of impairment of goodwill and other identifiable intangible assets. Our management recently completed these reviews and concluded that no impairment charge was necessary for the year ended December 31, 2024. We cannot provide assurance whether we will be required to take an impairment charge in the future. Any impairment charge would have a negative effect on our shareholders' equity and financial results and may cause a decline in our stock price.

We are subject to stringent capital requirements and may need to raise additional capital in the future, and that capital may not be available or its cost may be high.

We are subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital which we must maintain. If we fail to meet these capital guidelines and other regulatory requirements, then our financial condition would be materially and adversely affected. From time to time, our regulators implement changes to these regulatory capital adequacy guidelines. We may need to raise additional capital to meet these heightened capital requirements or to otherwise support growth. Any changes to regulatory capital requirements could adversely affect our ability to pay dividends or could require us to reduce business levels or to raise capital.

Our ability to raise additional capital will depend, for example, on conditions in the capital markets at that time, which are outside our control, and on our financial condition and our recent operating results at that time and expectations regarding our future operating results. If we are unable to raise additional capital on terms that are acceptable to us or at all, our operations or our financial condition and liquidity could be materially and adversely affected, and we may be subject to adverse

regulatory action. Additionally, if we raise capital through the issuance of common stock or other securities, it could adversely impact the ownership interests or create rights senior to those of existing shareholders or dilute the per share value of our common stock.

We face significant legal risks, both from regulatory investigations and proceedings and from private actions brought against us.

From time to time, we are named as a defendant or are otherwise involved in various legal proceedings, including class actions and other litigation or disputes with third parties. There is no assurance that litigation with private parties will not increase in the future. Actions against us may result in judgments, settlements, fines, penalties or other results adverse to us, which could materially adversely affect our business, financial condition or results of operations, or cause serious reputational harm to us. As a participant in the financial services industry, it is likely that we could experience a high level of litigation related to our businesses and operations. There could be substantial cost and management diversion in such litigation and proceedings, and any adverse determination could have a materially adverse effect on our business, brand or image, or our financial condition and results of our operations.

Our businesses and operations are also subject to increasing regulatory oversight and scrutiny, which may lead to additional regulatory investigations or enforcement actions. These and other initiatives from federal and state officials may subject us to further judgments, settlements, fines or penalties, or cause us to be required to restructure our operations and activities, all of which could lead to reputational issues, or higher operational costs, thereby reducing our revenue. Please see the sections titled "Business—Supervision and Regulation" in Part I, Item 1, and "Legal Proceedings" in Part I, Item 3 in this Annual Report on Form 10-K for more information.

Our insurance coverage may be inadequate or expensive.

We maintain an insurance coverage program that provides limited coverage for some, but not all, potential risks and liabilities associated with our business. We may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, we may not be able to renew our existing insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. In addition, certain risks generally are not fully insurable. Even where insurance coverage applies, insurers may contest their obligations to make payments. Our financial condition, results of operations and cash flows could be materially and adversely affected by losses and liabilities from uninsured or under-insured events, as well as by delays in the payment of insurance proceeds, or the failure by insurers to make payments.

The loss of deposits or a change in deposit mix could increase our cost of funding and our funding sources may prove insufficient to replace deposits at maturity and support our future growth.

Our funding costs increased materially beginning in 2022 and may continue to increase if our deposits decline and we are forced to replace them with more expensive sources of funding, if clients shift their deposits into higher cost products, or if we raise interest rates to avoid losing deposits. Increases to the federal funds rate in 2022 and 2023, and competitor and customer responses to those increases, have caused and potentially may cause competitive pressures to provide elevated deposit interest rates. The reduction in our overall level of deposits has increased and could continue to increase the extent to which we rely on other, more expensive sources for funding.

As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. These additional sources consist primarily of borrowings from the Federal Home Loan Bank that we sometimes refer to as "advances," proceeds from the sale of loans or investments, reciprocal deposits and brokered deposits. As we continue to grow, or as competitive pressures increase with regard to core funding sources, we could become more dependent on these additional sources. Adverse operating results or changes in industry conditions could lead to difficulty or an inability in accessing these additional funding sources, constraining our financial flexibility. If we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and results of operations would be adversely affected.

Various factors beyond our control, including interest rate increases and competition from banks and other financial institutions, adversely affect our liquidity.

Liquidity describes our ability to meet financial needs that arise in the normal course of our business, including deposit withdrawals and anticipated loan fundings, as well as current and planned expenditures. Our primary sources of liquidity are deposits, principal and interest payments on loans and securities, and proceeds from calls, maturities and sales of securities. The significant increases in market interest rates beginning in 2022 initially contributed and may continue to contribute to a decline in our core deposits as customers seek higher interest rates from sources such as non-bank money market funds and bank competitors. We have undertaken and may continue to undertake measures to mitigate market-wide competitive deposit pressures or interest rate uncertainty or to otherwise manage our liquidity position. These have included and may

continue to include accessing alternative funding sources, such as FHLBB advances and brokered certificates of deposit, as noted above.

Our investment portfolio also provides a potential source of liquidity that we have from time to time elected to and may continue to access. Due to the increase in interest rates, the fair value of our available for sale investment portfolio has declined in value since our initial purchase, resulting in a net unrealized loss position. We have in the past elected to sell a significant amount of investment securities with substantial unrealized losses, and we may choose to do so from time to time in the future. In that event, we would recognize a loss and take a charge to our operating results in the quarter in which a decision to sell such securities is made.

Deterioration in the performance or financial position of the Federal Home Loan Bank of Boston might restrict the Federal Home Loan Bank of Boston's ability to meet the funding needs of its members, cause a suspension of its dividend and cause its stock to be determined to be impaired.

Significant components of Eastern Bank's liquidity needs are met through its access to funding pursuant to its membership in the Federal Home Loan Bank of Boston. The Federal Home Loan Bank of Boston is a cooperative that provides services to its member banking institutions. Any deterioration in the Federal Home Loan Bank of Boston's performance or financial condition may affect our ability to access funding and/or require us to deem the required investment in Federal Home Loan Bank of Boston stock to be impaired. If we are not able to access funding through the Federal Home Loan Bank of Boston, we may not be able to meet our liquidity needs, or we may need to rely more heavily on more expensive funding sources, either of which could have an adverse effect on our results of operations or financial condition. Similarly, if we deem all or part of our investment in Federal Home Loan Bank of Boston stock impaired, such action could have a material adverse effect on our results of operations or financial condition.

We may not be able to successfully implement future information technology system enhancements, or such implementations could be delayed materially, which could adversely affect our business operations and profitability.

We invest significant resources in information technology system enhancements in order to provide functionality and security at an appropriate level. We may not be able to successfully implement and integrate future system enhancements, or such implementations could be delayed materially, which could adversely impact the ability to provide timely and accurate financial information in compliance with legal and regulatory requirements, which in turn could result in sanctions from regulatory authorities. Such sanctions could include fines and suspension of trading in our stock, among others. In addition, future system enhancements could have higher than expected costs and/or result in operating inefficiencies, which could increase the costs associated with the implementation as well as ongoing operations.

Failure to optimize system enhancements that are implemented in the future could result in impairment charges that adversely impact our financial condition and results of operations and could result in significant costs to remediate or replace the defective components. In addition, we may incur significant training, licensing, maintenance, consulting and amortization expenses during and after systems implementations, and any such costs may continue for an extended period of time.

We rely on other companies to provide key components of our business infrastructure.

Third-party vendors provide key components of our business infrastructure such as internet connections, network access and core application processing. While we believe we have selected these third-party vendors carefully, we do not control their actions. We cannot assure that our third-party service providers will be able to continue to provide their services in an efficient, cost-effective manner, if at all, or that they will be able to adequately expand their services to meet our needs. Any problems caused by these third-parties, including an interruption in service, or as a result of their not providing us their services for any reason or their performing their services poorly, and our inability to make alternative arrangements in a timely manner, could cause a disruption to our business and could adversely affect our ability to deliver products and services to our customers or otherwise conduct our business efficiently and effectively. Replacing these third-party vendors could also entail significant and unpredictable delay and expense.

Operational risks are inherent in our businesses.

Our enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing shareholder value. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including credit, liquidity, operational, regulatory compliance and reputational. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. If our risk management framework proves ineffective, we could suffer unexpected losses and our business and results of operations could be materially adversely affected.

In addition to the necessity of maintaining our enterprise risk management framework, our operations depend on our ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. Operational risk and losses can result from factors such as internal and external fraud; errors by employees or third parties; failure to document transactions properly or to obtain proper authorization; failure to comply with applicable regulatory requirements and conduct of business rules; equipment failures, including those caused by natural disasters or by electrical, telecommunications or other essential utility outages; business continuity and data security system failures, including those caused by computer viruses, cyber-attacks or unforeseen problems encountered while implementing major new computer systems or upgrades to existing systems; or the inadequacy or failure of systems and controls, including those of our suppliers or counterparties. Although we have implemented and routinely refine our risk controls and loss mitigation actions, and we devote substantial resources to developing efficient procedures, identifying and rectifying weaknesses in existing procedures and staff training, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks we face. Any weakness in these systems or controls, or any violation or alleged violation of applicable laws or regulations, could result in increased regulatory supervision, enforcement actions and other disciplinary action, and have an adverse impact on our business, results of operations, reputation and ability to obtain future regulatory approvals, including those necessary to complete mergers or other acquisitions.

Changes in management's estimates and assumptions may have a material impact on our Consolidated Financial Statements and our financial condition or operating results.

In preparing our Consolidated Financial Statements included in this Annual Report on Form 10-K, and those that will be included in periodic reports that we will file in the future under the Securities Exchange Act of 1934, our management is required to make estimates and assumptions as of a specified date. These estimates and assumptions are based on management's best estimates and experience as of that date and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. Areas requiring significant estimates and assumptions by management include our valuation of goodwill and core deposit intangible in connection with our periodic impairment assessment of such balances, valuation of our retirement plans and pension benefits, our determination of our income tax provision, our evaluation of the adequacy of our allowance for loan losses, and our evaluation of the fair value of our investment securities portfolio. Please see the section of this Annual Report on Form 10-K titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates" within Item 7 for more information and *Note 2, "Summary of Significant Accounting Policies"* within the Notes to the Consolidated Financial Statements included in Item 8 in this Annual Report on Form 10-K.

Our internal controls, procedures and policies may fail or be circumvented, which could impact our results of operations and financial condition.

Management regularly reviews and updates our internal controls and corporate governance policies and procedures. Any system of controls, however well-designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. A failure or circumvention of the controls and procedures or failure to comply with related regulations could result in regulatory investigations or penalties, reduce investor confidence, or otherwise have a material adverse effect on our business, results of operations and financial condition.

In particular, Section 404(b) of the Sarbanes-Oxley Act imposes numerous requirements, including an annual assessment of the effectiveness of our internal controls over financial reporting, a report on these controls, and a formal attestation from our independent registered public accounting firm. If our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources.

We maintain a significant investment in projects that generate tax credits, which we may not be able to fully utilize, or, if utilized, may be subject to recapture or restructuring.

As part of Eastern Bank's community reinvestment initiatives, we invest in qualified affordable housing projects and other tax credit investment projects. Eastern Bank receives low-income housing tax credits, investment tax credits, rehabilitation tax credits and other tax credits as a result of its investments in these limited partnership investments. At December 31, 2024, we maintained investments of approximately $222.7 million in entities for which we receive allocations of tax credits, excluding investments of approximately $3.9 million in qualified zone academy bond investments, which we utilize to offset our income tax liability. We recorded the benefit of $17.0 million in credits for the year ended December 31, 2024. We intend to utilize all tax credits, as of December 31, 2024, to offset income tax liability. Substantially all of these tax credits are related to development projects that are subject to ongoing compliance requirements over certain periods of time to fully realize their value. If these projects are not operated in full compliance with the required terms, the tax credits could be subject to

recapture or restructuring. Further, we may not be able to utilize any future tax credits. If we are unable to utilize our tax credits or, if our tax credits are subject to recapture or restructuring, it could have a material adverse effect on our financial condition and results of operations.

We depend on the accuracy and completeness of information about clients and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we rely on information furnished by or on behalf of customers and counterparties, including financial statements and other financial information. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. If any of such information is incorrect, then the creditworthiness of our customers and counterparties may be misrepresented, which would increase our credit risk and expose us to possible write-downs and losses.

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a combination of owned and licensed trademarks, service marks, trade names, logos and other intellectual property rights. Third parties may challenge, invalidate, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of certain services or other competitive harm. In addition, certain aspects of our business and our services rely on technologies licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss or diminution of our intellectual property protection or the inability to obtain third-party intellectual property could harm our business and ability to compete.

We may also be subject to costly litigation in the event our services infringe upon or otherwise violate a third party's proprietary rights. Third parties may have, or may eventually be granted, intellectual property rights, including trademarks, that could be infringed by our services or other aspects of our business. Third parties have made, and may make, claims of infringement against us with respect to our services or business. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims. Even if we believe that intellectual property related claims are without merit, defending against such claims is time consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services. Any intellectual property related dispute or litigation could have a material adverse effect on our business, financial condition and results of operations.

Our business may be adversely affected by conditions in the financial markets and by economic conditions generally.

Weakness in the U.S. economy may adversely affect our business. A deterioration of business and economic conditions has adversely affected, and could in the future adversely affect the credit quality of our loans, results of operations and financial condition. Increases in loan delinquencies and default rates could adversely impact our loan charge-offs and provision for loan and lease losses. Deterioration or defaults made by issuers of the underlying collateral of our investment securities may cause additional credit-related other-than-temporary impairment charges to our income statement. Our ability to borrow from other financial institutions or to access the debt or equity capital markets on favorable terms or at all could be adversely affected by disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations.

In addition to these specific effects, widespread adverse economic conditions that could affect us include:

- Reduced consumer spending;

- Increased unemployment;

- Lower wage income levels;

- Declines in the market value of residential and commercial real estate, including real estate that collateralizes our loans;

- Inflation or deflation;

- Fluctuations in the value of the U.S. dollar;

- Volatility in short-term and long-term interest rates (For more information regarding the potential effect of fluctuating interest rates, see "Changes in interest rates may have an adverse effect on our profitability."); and

- Higher bankruptcy filings.

Changes in accounting standards can be difficult to predict and can materially impact how we record and report our financial condition and results of operations.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, the Financial Accounting Standards Board changes the financial accounting and reporting principles that govern the preparation of our financial statements. These changes can be hard to anticipate and implement and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in our restating prior period financial statements. Additionally, significant changes to accounting standards may require costly technology changes, additional training and personnel, and other expense that will negatively impact our operating results.

The financial weakness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial financial weakness of other financial institutions. Financial services institutions are interconnected as a result of trading, clearing, counterparty and other relationships. We routinely execute transactions with counterparties in the financial industry, including brokers and dealers, other commercial banks, investment banks, mutual and hedge funds, and other financial institutions. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could lead to market-wide liquidity problems and losses or defaults by us or by other institutions and organizations. We may be exposed to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be liquidated or is liquidated at prices not sufficient to recover the full amount of our exposure. There is no assurance that any such losses would not materially and adversely affect our results of operations.

Market changes may adversely affect demand for our services and impact results of operations.

Channels for servicing our customers are evolving rapidly, with less reliance on traditional branch facilities, more use of online and mobile banking, and increased demand for universal bankers and other relationship managers who can service multiple product lines. We compete with larger providers who are rapidly evolving their service channels and escalating the costs of evolving the service process. We have a process for evaluating the profitability of our branch system and other office and operational facilities. The identification of unprofitable operations and facilities can lead to restructuring charges and introduce the risk of disruptions to revenues and customer relationships.

Changes in the equity markets could materially affect the level of assets under management and the demand for fee-based services.

Economic downturns could affect the volume of revenue from and demand for fee-based services. Revenue from Eastern Bank's wealth management division depends in large part on the level of assets under management and administration. Market volatility and the potential of such volatility to lead customers to liquidate investments, as well as lower asset values, could reduce the level of assets under management and administration and thereby decrease our investment management revenue.

Climate change, natural disasters, public health crises, geopolitical developments, acts of terrorism and other external events could harm our business.

Natural disasters can disrupt our operations, result in damage to our properties, reduce or destroy the value of the collateral for our loans and negatively affect the economies in which we operate, which could have a material adverse effect on our results of operations and financial condition. A significant natural disaster, such as a hurricane, earthquake, fire or flood, could have a material adverse impact on our local market area and ability to conduct business, and our insurance coverage may be insufficient to compensate for losses that may occur. Public health crises, such as pandemics and epidemics (including a possible resurgence of the COVID-19 virus or the possible emergence of the H5 avian influenza), domestic or geopolitical crises, such as terrorism, military conflict, wars or the perception that hostilities may be imminent, political instability or civil unrest, or other conflict, human error or other events outside of our control, could cause disruptions to our business or the United States economy as a whole, and our business and operating results could suffer. The occurrence of any such event could have a material adverse effect on our business, operations and financial condition.

Climate change may worsen the severity and impact of future hurricanes, earthquakes, fires, floods and other extreme weather-related events that could cause disruption to our business and operations. Chronic results of climate change such as shifting weather patterns could also cause disruption to our business and operations.

Rising sea levels projected for the coastal regions of Massachusetts and New Hampshire could adversely affect our business.

We believe that progressively rising sea levels will be an area of risk over time for the coastal regions of Massachusetts and New Hampshire in our market, both as the frequency and severity of extreme weather events increase and as

currently inhabited property and land parcels are exposed to episodic flooding and routinely higher tides. The increase in the relative sea level in Boston, as a coastal city, and other coastal regions of Massachusetts and New Hampshire in our market is expected to result in higher coastal surges during storm events and, when considered with projected increases in precipitation intensities, an increase in stormwater flooding. These effects in Boston and similar conditions elsewhere in our market area may adversely affect the value of commercial and residential properties that secure some of our loans and may adversely affect economic develop in portions of our market area.

Societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers.

Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts, and consumers and businesses also may change their behavior as a result of these concerns. Eastern Bank and its customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns, which could involve cost increases, asset value reductions, operating process changes, and the like. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. Our efforts to take these risks into account in making lending and other decisions, including by increasing our business with climate-friendly companies, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

We are subject to environmental, social and governance risks that could adversely affect our reputation and the trading price of our common stock.

We are subject to a variety of environmental, social and governance risks ("ESG matters"). Risks arising from ESG matters may adversely affect, among other things, our reputation and the trading price of our common stock.

As a financial institution with a diverse base of customers, vendors and suppliers, we may face potential negative publicity based on the identity of those we choose to do business with. If our relationships with our customers, vendors and suppliers were to become the subject of negative publicity, our ability to attract and retain customers and employees may be negatively impacted and our stock price may also be impacted.

Additionally, many investors now consider how corporations are addressing ESG matters when making investment decisions, such as the business risks of climate change and the adequacy of companies' responses to climate change and other ESG matters. These shifts in investing priorities may result in adverse effects on the trading price of our common stock if investors believe that we do not sufficiently address ESG matters in accordance with their or third-party standards for evaluating ESG matters.

Further, our regulators, including the SEC, may adopt regulations related to ESG matters that could require the collection, assessment, and reporting of extensive data, including emissions-related data, in categories and formats that are novel to us. Although we have begun considering and developing various measures to address potential future regulatory requirements, these measures may not be sufficient in every instance to ensure full compliance with such requirements.

The prevalence of remote and hybrid working arrangements has reduced demand for office space in our market.

The COVID-19 pandemic caused many employers to shift to remote and/or hybrid workforce arrangements in which employees work from their homes instead of going into their employers' offices. Remote and/or hybrid work patterns may have long-term implications for how many businesses successfully operate and, in turn, their need for leased office space. A reduction in the need for office space could result in a reduction in our loan demand and/or in our customers' ability to repay their loans, which, in turn, may have an adverse effect on our business and results of operations. Additionally, any material reduction in the demand for these categories of commercial office space in our market could adversely affect both the value of the collateral securing a portion of our commercial real estate loans and the demand by developers and other borrowers for new commercial real estate loans, which, in turn, may have a negative impact on our business and financial results.

Risks Related to Regulations

Monetary policies and regulations of the Federal Reserve Board could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the monetary and related policies of the Federal Reserve Board. The Federal Reserve Board, acting through its Federal Open Market Committee (FOMC), regulates the money supply and credit conditions by using instruments such as open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits and the interest rate paid on such reserves. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary and related policies of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to do so in the future. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond Eastern Bank's control and the effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Our business is highly regulated, which could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business.

Eastern Bank and Eastern Bankshares, Inc. are subject to extensive regulation, supervision and examination by regulatory authorities, including the Massachusetts Commissioner of Banks, the FDIC, the Federal Reserve Board and the Consumer Financial Protection Bureau. Federal and state laws and regulations govern numerous matters affecting us, including changes in the ownership or control of banks and bank holding companies, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts and terms of extensions of credit and investments, permissible non-banking activities, the level of reserves against deposits and restrictions on stock repurchases and dividend payments. The FDIC and the Massachusetts Commissioner of Banks have the power to issue cease and desist orders to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulation, and the Federal Reserve Board possesses similar powers with respect to bank holding companies and their subsidiary banks. These and other restrictions limit the manner in which we and Eastern Bank may conduct business and obtain financing. Regulatory requirements, as well as our own internal stress testing and capital management policies, may, among other things, require us to increase our capital levels, limit our dividends or other capital distributions to shareholders, modify our business strategies, or decrease our exposure to various asset classes. Certain capital transactions, including share repurchases and the declaration and issuance of dividends, are subject to the approval of our regulators. These requirements may limit our ability to respond to and take advantage of market developments.

Changes to statutes, regulations, or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could subject us to additional costs, limit the types of financial services and products we may offer, and/or increase the ability of non-banks to offer competing financial services and products, among other impacts. Failure to comply with laws, regulations, or policies could result in sanctions by regulatory agencies, civil money penalties, and/or reputation damage, which could have a material adverse effect on our business, financial condition, and results of operations. See the section titled "Business—Supervision and Regulation" included in Part I, Item 1 in this Annual Report on Form 10-K for a discussion of the regulations to which we are subject.

Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. These regulations, along with the currently existing tax, accounting, securities, insurance, monetary laws, rules, standards, policies and interpretations control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

In addition, changes in the legal and regulatory framework under which we operate require us to update our information systems to ensure compliance. Our need to review and evaluate the impact of ongoing rule proposals, final rules and implementation guidance from regulators further complicates the development and implementation of new information systems for our business. Also, our regulators expect us to perform increased due diligence and ongoing monitoring of third-party vendor relationships, thus increasing the scope of management involvement and decreasing the efficiency otherwise resulting from our relationships with third-party technology providers.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act, and other fair lending laws and regulations impose community investment and nondiscriminatory lending requirements on financial institutions. The Consumer Financial Protection Bureau, the Department of Justice and other federal and state agencies are responsible for enforcing these federal laws and regulations and comparable state provisions. Various federal banking agencies have recently completed significant changes to their respective Community Reinvestment Act regulations. Federal, state, or local consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans. A successful regulatory challenge to an institution's performance under the Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act or other fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions, restrictions on expansion and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

We may incur fines, penalties and other negative consequences from regulatory violations, possibly even inadvertent or unintentional violations.

The financial services industry is subject to intense scrutiny from bank supervisors in the examination process and aggressive enforcement of federal and state regulations, particularly with respect to mortgage-related practices and other consumer compliance matters, and compliance with anti-money laundering, Bank Secrecy Act and Office of Foreign Assets Control regulations, and economic sanctions against certain foreign countries and nationals. Enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. We maintain systems and procedures designed to ensure that we comply with applicable laws and regulations; however, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there were in place at the time systems and procedures designed to ensure compliance. Failure to comply with these and other regulations, and supervisory expectations related thereto, may result in fines, penalties, lawsuits, regulatory sanctions, reputation damage or restrictions on our business including restrictions on conducting acquisitions or establishing new branches.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new branches. Although we have developed policies and procedures designed to assist in compliance with these laws and regulations, these policies and procedures may not be effective in preventing violations of these laws and regulations.

An increase in FDIC insurance assessments could significantly increase our expenses.

The FDIC is an independent federal agency that insures deposits of federally insured banks and savings institutions. The FDIC insures our customer deposits through the Deposit Insurance Fund (the "DIF"), up to prescribed limits. To fund the DIF, the FDIC imposes assessments on the insured banks and savings institutions. The FDIC has established a long-term deposit insurance reserve ratio of 2.0% and thus seeks to fund the DIF at 2% of estimated deposits. In September 2020, the FDIC adopted a restoration plan designed to ensure that the DIF reserve ratio reaches 1.35% by September 2028. In October 2022, the FDIC increased the initial base deposit insurance assessment rate schedules for all FDIC insured depository institutions by 2 basis points, beginning with the quarterly assessment period ending March 31, 2023. The new base assessment rate schedules will remain in effect unless and until the DIF reserve ratio meets or exceeds 2%, absent further FDIC action. The FDIC also imposed a special assessment arising out of the banking crisis in early 2023, for which we expensed approximately $10.8 million in total in the fourth quarter of 2023. In February 2024, the FDIC updated the estimated loss related to the banking crisis to $20.4 billion, an increase from its original estimate of $16.3 billion. Accordingly, based on the FDIC's modified loss estimate, we experienced an increase in special assessment expense in June 2024 of $1.9 million. Deposit insurance assessment rates are subject to change, and additional increases or modifications to assessments, due to, for example, changes in base or special assessments or downgraded ratings of Eastern Bank, could have a materially adverse effect on our results of operations and financial condition.

We may be unable to disclose some restrictions or limitations on our operations imposed by our regulators.

Bank regulatory agencies have the authority to take supervisory actions that restrict or limit a financial institution's activities. In some instances, we are not permitted to publicly disclose these actions. In addition, as part of our regular examination process, our and our banking subsidiary's respective regulators may advise us to operate under various restrictions as a prudential matter. Any such actions or restrictions, if and in whatever manner imposed, could adversely affect our costs and revenues. Moreover, efforts to comply with any such nonpublic supervisory actions or restrictions may require material investments in additional resources and systems, as well as a significant commitment of managerial time and attention. As a result, such supervisory actions or restrictions, if and in whatever manner imposed, could have a material adverse effect on our business and results of operations; and, in certain instances, we may not be able to publicly disclose these matters.

We could be required to act as a "source of strength" to our banking subsidiaries, which would have a material adverse effect on our business, financial condition and results of operations.

Federal law and policy require bank holding companies such as Eastern Bankshares, Inc. to act as a source of financial and managerial strength to their subsidiary banks. This support may be required by the Federal Reserve Board at times when Eastern Bankshares, Inc. might otherwise determine not to provide it or when doing so might not otherwise be in the interests of the shareholders or creditors of Eastern Bankshares, Inc., and may include one or more of the following:

- Any extension of credit from Eastern Bankshares, Inc. to Eastern Bank or any other bank subsidiary that is included in the relevant bank's capital would be subordinate in right of payment to depositors and certain other indebtedness of such subsidiary banks.

- In the event of a bank holding company's bankruptcy, any commitment that the bank holding company had been required to make to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

- In certain circumstances if we have two or more bank subsidiaries, one bank subsidiary could be assessed for losses incurred by another bank subsidiary. In addition, in the event of impairment of the capital stock of one of our banking subsidiaries, Eastern Bankshares, Inc., as our banking subsidiary's shareholder, could be required to pay such deficiency.

Laws and regulations regarding privacy and data protection could have a material impact on our results of operations.

We currently are subject to state and federal rules regarding privacy and data protection, such as the Massachusetts data security law (Standards for the Protection of Personal Information of Residents of the Commonwealth). Our growth and expansion into a variety of new fields may potentially involve new U.S.-based regulatory issues/requirements including, for example, the New York Department of Financial Services Cybersecurity Regulation or the California Consumer Privacy Act ("CCPA"). In addition, other authorities may take the position that we are subject to additional data protection laws or regulations, such as the European Union's General Data Protection Regulation if, for example, some of our customers are or become residents of applicable countries or states while maintaining account relationships with us. The potential costs of compliance with or imposed by new or existing laws and regulations and policies may affect the use of our products and services and could have a material adverse impact on our results of operations.

Changes in tax laws and regulations and differences in interpretation of tax laws and regulations may adversely affect our financial statements and our operating results.

From time to time, local, state or federal tax authorities change tax laws and regulations, which may result in a decrease or increase to our deferred tax asset. Local, state or federal tax authorities may interpret laws and regulations differently than we do and challenge tax positions that we have taken on tax returns. This may result in differences in the treatment of revenues, deductions, credits and/or differences in the timing of these items. The differences in treatment may result in payment of additional taxes, interest, penalties or litigation costs that could have a material adverse effect on our operating results.

Due to Section 162(m) of the Internal Revenue Code, we may not be able to deduct all of the compensation of some executives, including executives of companies we may acquire in the future.

Section 162(m) of the Internal Revenue Code generally limits to $1 million annual deductions for compensation paid to "covered employees" of any publicly held corporation, such as Eastern Bankshares, Inc. The definition of "covered employees" generally includes anyone who served as the principal executive officer ("PEO") or principal financial officer ("PFO") at any time during the taxable year; the three highest compensated executive officers (other than the PEO or PFO), determined under SEC rules; and any individual who was a covered employee, including of a "predecessor company," at any point during a taxable year beginning on or after January 1, 2017, even after the employee terminates employment. We expect that in most if not all cases a publicly traded company that we might acquire in the future will be a "predecessor company." Accordingly, we expect that the number of our covered employees will increase if Eastern acquires one or more publicly held corporations. Beginning in 2027, the definition of "covered employees" under Section 162(m) will include, in addition to the CEO, CFO and the three highest-paid executive officers already covered by Section 162(m), our five next most highly compensated employees. We expect that we will not be able to deduct all of the compensation paid to covered employees so long as Eastern qualifies as a "publicly held corporation," thus increasing our income taxes and reducing our net income.

Regulatory developments could adversely affect our business by increasing our costs and thereby making our business less profitable.

Our profitability may be adversely affected by current and future rulemaking and enforcement activity by the various federal, state and self-regulatory organizations to which we are subject. Regulations can adversely affect our compliance costs and other non-interest expenses, and failure to comply with regulations could subject us to regulatory actions or litigation, which could have a material adverse effect on our business, results of operations, or financial condition.

New laws, rules and regulations, or changes to the interpretation or enforcement of existing laws, rules or regulations, from time to time could increase our expenses, causing our recent historical expenses not to be indicative of future expenses, and could result in limitations on the lines of business we conduct or plan to conduct, modifications to our current or future business practices, and increased capital requirements.

It is unclear how and whether our regulators, including the SEC, FDIC, other banking regulators and other state insurance regulators may respond to, or enforce elements of, these new regulations or develop their own similar laws and regulations. The impacts, degree and timing of the effect of applicable laws, future regulations and industry principles on our business cannot now be anticipated and may have further impacts on our products and services and the results of operations.

Our business may be adversely affected by the public policy priorities of the Trump administration.

Changes in the public policy priorities of elected officials and appointed regulators can affect our business directly, including through changes in the regulatory environment in which we and our competitors operate, and the markets that we serve, which could have an indirect impact on our business.

Changes associated with the Trump administration's emphasis on stablecoins and digital assets could have an adverse impact on our business.

President Trump's Executive Order entitled "American Leadership in Digital Financial Technology" could result in larger scale adoption of stablecoins and other digital assets, which could potentially impact the number of customers who choose to engage with the traditional banking system and as a result could have a direct or indirect impact on our performance. The Executive Order includes directives to promote dollar-backed stablecoins worldwide, promote the use of blockchain networks to transact and maintain self-custody of digital assets, and to promote and protect access to banking services for related companies and other law-abiding entities. If implemented, these directives could result in broader adoption of stablecoins and other digital assets into the bank regulatory perimeter and the U.S. payment system, which could threaten deposits held at traditional banks, including Eastern Bank.

Risks Related to Stock-Based Benefit Plans

Our stock-based benefit plans have increased and will continue to increase our expenses and reduce our income.

In 2021, we adopted the Equity Plan, which impacts our annual compensation and benefit expenses related to awards granted to participants under such plan. The actual amount of the stock-related compensation and benefit expenses will depend on the number of awards actually granted under the Equity Plan, the fair market value of the awards on the date of grant, the vesting period, and other factors which we cannot predict at this time.

In addition, we recognize compensation expense monthly for our employee stock ownership plan (which we sometimes refer to as our ESOP) when shares are committed to be released to participants' accounts, and we recognize compensation expense for restricted stock awards, performance stock units and restricted stock units over the vesting period of awards made to recipients.

Risks Related to Our Articles of Organization and State and Federal Banking Laws

Various factors may make takeover attempts more difficult to achieve.

Certain provisions of our articles of organization and state and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of Eastern Bankshares, Inc. without our Board of Directors' approval. For example, if a person were to acquire beneficial ownership of more than 10% of our common stock, the holder of shares in excess of the 10% threshold will be entitled to cast only one one-hundredth (1/100) of a vote per share for each share in excess of the 10% threshold. Under federal law, subject to certain exemptions, a person, entity or group must notify the Federal Reserve Board before acquiring control of a bank holding company. Acquisition of 10% or more of any class of voting stock of a bank holding company, including shares of our common stock, creates a rebuttable presumption that the acquirer "controls" the bank holding company. Also, a bank holding company must obtain the prior approval of the Federal Reserve Board before, among other things, acquiring direct or indirect ownership or control of more than 5% of any class of voting shares of any bank, including Eastern Bank, and certain non-bank companies.

Provisions in our articles of organization may be used to delay or block a takeover attempt, including, among others, a provision that prohibits any person from casting a full vote for any shares of common stock exceeding the 10% threshold, as described above; the prohibition on removal of directors without cause; and the required approval of at least 80% of the voting power of the shares then-outstanding entitled to vote for business combination transactions with interested shareholders. Additionally, our Board of Directors is currently classified, with directors serving three-year staggered terms. However, the classified structure is being phased out, and by our 2027 annual meeting of stockholders, directors will be elected for annual terms. Furthermore, shares of restricted stock, restricted stock units or stock options that we may grant to employees and directors, stock ownership by our management and directors, employment agreements and/or change in control agreements that we have entered into with our executive officers and other factors may make it more expensive for companies or persons to acquire control of Eastern Bankshares, Inc. Taken as a whole, these statutory provisions and provisions in our articles of

organization could result in our being less attractive to a potential acquirer and thus could adversely affect the market price of our common stock.

The articles of organization of Eastern Bankshares, Inc. provide that state and federal courts located in Massachusetts will be the exclusive forum for substantially all disputes between us and our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

The articles of organization of Eastern Bankshares, Inc. provide that state and federal courts located in Massachusetts will be the exclusive forum for substantially all disputes between us and our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees. The articles of organization further provide that, unless we consent in writing to the selection of an alternative forum, the Business Litigation Session of the Suffolk County Superior Court (the "BLS") (1) is the sole and exclusive forum for any derivative action or proceeding brought on behalf of Eastern Bankshares, Inc., any action asserting a claim of breach of a fiduciary duty, any action asserting a claim arising pursuant to any provision of Massachusetts corporate law, or any action asserting a claim governed by the internal affairs doctrine, and (2) is a concurrent jurisdiction for any claim arising under the Securities Act of 1933 or the rules and regulations thereunder. The articles of organization also provide that the exclusive forum provision does not apply to any claim for which the federal courts have exclusive jurisdiction, including all suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder. The choice of forum provision may limit a shareholder's ability to bring a claim in a judicial forum that the shareholder finds favorable for disputes and could discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find our choice of forum provision inapplicable or unenforceable, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

The market price of our stock value may be negatively affected by applicable regulations that restrict stock repurchases by us.

Our repurchase of shares of common stock is subject to Federal Reserve Board policy related to repurchases of shares by depository institution holding companies. To date, we have received three notices of non-objection to proposed share repurchase programs, as previously discussed. Each notice of non-objection has covered an approximately 12-month period. There can be no assurance that we will be able to obtain notices of non-objection from the Federal Reserve Board in the future.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We embrace a "defense in depth" approach to assess, identify, and manage cybersecurity threats. A defense in depth approach seeks to implement multiple layers of defenses in order to help reduce the risk that a single process or control failure might result in a material incident. We utilize a risk management framework to assess, manage, and report on material risks and threats. In light of the importance of cybersecurity matters, we have developed as part of this framework a risk domain specific to cybersecurity matters, including specifying applicable risk tolerances and metrics. The Executive Vice President, Chief Information Officer (CIO), who has served in information technology leadership roles with the Company since 2007 and has over 20 years of experience with matters related to cybersecurity, including as an executive leader and consultant, and Executive Vice President, Enterprise Risk Management (EVP, ERM), who has served in risk management leadership roles for the Company since 2015, have oversight over information technology and enterprise risk management matters, respectively, and receive monthly reports on cyber-related metrics and activities from their teams. In addition, we have implemented escalation procedures and protocols, including an incident response team that includes key members of management such as the CIO and EVP, ERM, to manage and coordinate responses to potentially significant cybersecurity incidents. Third party vendors are utilized to help validate our security posture and controls, and we have developed a third party vendor management program to assess and monitor risks arising from third party vendor systems.

The Risk Management Committee of our Board of Directors has responsibility for oversight of the design, implementation, and operation of our enterprise risk management framework, including review and approval of risk management policies and review of our monitoring of risk, the effectiveness of its risk management processes, and material changes in risk. As part of this enterprise risk management oversight, our management team, including the EVP ERM and his team, provides quarterly reporting on our cybersecurity risk domain to the Risk Management Committee. The Risk Management Committee in turn reports on significant enterprise risk management issues to the full Board. In 2024, no cybersecurity events were identified that materially impacted our business strategy, operations, or financial condition. As further detailed in the "Risk Factors" section In Part I, Item 1A of this Annual Report on Form 10-K, we believe cybersecurity

matters could pose a material risk to our strategy, operations, or financial condition. For example, a significant breach of our system security, or that of our third-party service providers, could enable access to Company or customer sensitive or confidential information or assets or could disrupt our business operations. This could result in costs of investigation, remediation and/or payment of a ransom; reputational harm and impairment of customer relationships; loss of revenue and regulatory sanctions and penalties, lawsuits, and potential liability, which could have a material adverse effect on our financial condition and results of operations.

ITEM 2. PROPERTIES

At December 31, 2024, we conducted our banking business through our corporate headquarters in Boston, Massachusetts and 109 branch offices located in eastern Massachusetts and southern New Hampshire. In addition, Eastern Bank occupies two administrative/operational offices, in Lynn and Brockton, Massachusetts. At December 31, 2024, we leased 90 of our offices, and the total net book value of our land, buildings, furniture, fixtures and equipment was $66.6 million.

ITEM 3. LEGAL PROCEEDINGS

We operate in a legal and regulatory environment that exposes us to potentially significant risks. For more information regarding the Company's exposure generally to legal and regulatory risks, see "Business—Legal and Regulatory Proceedings" in Part I, Item 1 of this Annual Report on Form 10-K.

As of the date of this Annual Report on Form 10-K, we are not involved in any pending legal proceeding as a plaintiff or a defendant other than routine legal proceedings occurring in the ordinary course of business, and we are not involved in any legal proceeding the outcome of which we believe would be material to our financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Eastern Bankshares, Inc.'s common stock trades on the Nasdaq Global Select Market under the symbol EBC. As of February 24, 2025, there were 7,950 common shareholders of record based on information provided by our transfer agent. The number of record-holders may not reflect the number of persons or entities holding stock in nominee name through banks, brokerage firms and other nominees.

Comparative Stock Performance Graph

The stock performance graph below and associated table compare the cumulative total shareholder return of our common stock from October 15, 2020 to December 31, 2024 to the cumulative total return of the Russell 2000 Index and the KBW Regional Banking Index. The lines in the graph and the numbers in the table below represent annual index levels derived from the compounded daily returns that include reinvestment or retention of all dividends. If the annual interval, based on the last day of a year, was not a trading day, the preceding trading day was used. The index value for all of the series was set to $100.00 on October 15, 2020 (which assumes that $100.00 was invested in each of the series on October 15, 2020).

The following information in this Item 5 of this Annual Report on Form 10-K is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act and will not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate it by reference into such a filing. The stock price performance shown on the stock performance graph and associated table below is not necessarily indicative of future price performance. Information used in the graph and table was obtained from a third party provider, a source believed to be reliable, but we are not responsible for any errors or omission in such information.



Index	Period Ending					
	10/15/2020	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Eastern Bankshares, Inc.	100.00	134.24	168.53	147.04	124.94	156.33
Russell 2000	100.00	120.82	138.72	110.37	129.05	143.94
KBW Regional Banks	100.00	134.82	184.23	171.46	170.78	193.32

Source: Zacks Investment Research, Inc. © 1980-2025

Dividends

We intend to continue to pay regular cash dividends to holders of our common stock; however, any future determination to declare and pay cash dividends will be made at the discretion of our Board of Directors and will depend on a variety of factors, including applicable laws, our financial condition, results of operations, business prospects, general business or financial market conditions, regulatory environment and other factors our Board of Directors may deem relevant. To the extent dividends from Eastern Bank will be a source of cash used by the Company to pay its dividends, dividends from the Bank will be dependent on the Bank's future earnings, capital requirements, and financial condition.

Repurchases of Common Shares

On July 25, 2024, we announced the approval by our Board of Directors of a new share repurchase program. The program authorized the purchase of up to 10,800,000 shares over a 12-month period and is limited to $200.0 million through July 31, 2025 and may be modified or terminated by our Board of Directors at any time. Repurchases are made at management's discretion from time to time at prices management considers to be attractive and in the best interests of both the Company and its shareholders, subject to the availability of shares, general market conditions, the trading price of the shares, alternative uses for capital and liquidity, and our financial performance. Repurchases may be suspended, terminated or modified by us at any time for any reason.

Information regarding the shares repurchased under the plans is presented in the following table:

Period	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Repurchased as Part of the Share Repurchase Programs	Maximum Number of Shares That May Yet Be Purchased Under the Share Repurchase Programs
July 1, 2024 – July 31, 2024	—	$ —	—	10,800,000
August 1, 2024 – August 31, 2024	770,252	$ 15.01	770,252	10,029,748
September 1, 2024 – September 30, 2024	66,147	$ 15.86	836,399	9,963,601
October 1, 2024 – October 31, 2024	100,433	$ 15.96	936,832	9,863,168
November 1, 2024 – November 30, 2024	157,771	$ 17.91	1,094,603	9,705,397
December 1, 2024 – December 31, 2024	650,221	$ 17.51	1,744,824	9,055,176
Total	1,744,824	$ 16.29		

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K. In addition to historical data, this discussion contains forward-looking statements about our business, results of operations, cash flows, financial condition and prospects based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including, but not limited to, those discussed under Part I, Item 1A, "Risk Factors" appearing elsewhere in this Annual Report on Form 10-K.

Overview

We are a bank holding company, and our principal subsidiary, Eastern Bank, is a Massachusetts-chartered bank that has served the banking needs of our customers since 1818. Our business philosophy is to operate as a diversified financial services enterprise providing a broad array of banking and other financial services primarily to retail, commercial and small business customers. We had total assets of $25.6 billion and $21.1 billion at December 31, 2024 and 2023, respectively. We are subject to comprehensive regulation and examination by the Massachusetts Commissioner of Banks, the New Hampshire Banking Department, the FDIC, the Federal Reserve Board and the Consumer Financial Protection Bureau. Our business consists of a full range of banking, lending (commercial, residential and consumer), savings and small business offerings, including our wealth management and trust operations that we conduct through our Cambridge Trust Wealth Management division. Previously, our wealth management and trust operations were conducted through Eastern Wealth Management. Following our merger with Cambridge Bancorp, described further below, the wealth management divisions of both banks now operate under the "Cambridge Trust Wealth Management, a division of Eastern Bank," brand name.

On July 12, 2024, we completed our previously announced merger with Cambridge and Cambridge Trust. In accordance with the terms of the definitive merger agreement, through which we agreed to acquire Cambridge through a merger with the Company as the surviving entity, each share of Cambridge common stock was exchanged for 4.956 shares of our common stock. The transaction qualified as a tax-free reorganization for federal income tax purposes and provided Cambridge shareholders with a tax-free exchange of their shares of Cambridge common stock in exchange for our common stock as the consideration they received in the merger. We issued 38.9 million shares of our common stock in the exchange which resulted in a transaction value of approximately $580.6 million based upon the closing price of our common stock on July 12, 2024 of $14.87 per share.

Cambridge, a Massachusetts corporation, was a federally registered bank holding company headquartered in Cambridge, Massachusetts. Cambridge Trust, a Massachusetts-chartered trust company formed in 1890, was a wholly-owned subsidiary of Cambridge that operated through a network of 18 full-service banking offices in eastern Massachusetts and New Hampshire with $5.3 billion in total assets and $3.9 billion in deposits as of July 12, 2024. Cambridge's core services also included wealth management. Through its wealth management group, which had offices in Massachusetts and New Hampshire, it offered comprehensive investment management, as well as trust administration, estate settlement, and financial planning services. Cambridge had assets under management and administration of approximately $5.0 billion as of July 12, 2024. Cambridge Trust's wholly owned subsidiary, Cambridge Trust Company of New Hampshire Inc. ("CTCNH"), offered trust services pursuant to New Hampshire law and was regulated by the New Hampshire Banking Department. CTCNH is now a subsidiary of Eastern Bank.

In recent years, we managed our business under two business segments: our banking business and our insurance agency business. On October 31, 2023, we sold substantially all of the assets and transferred certain liabilities of our insurance agency business. In the third quarter of 2023, following management's decision to sell our insurance agency business, we reclassified the related assets and liabilities to assets and liabilities of discontinued operations, respectively, on our Consolidated Balance Sheets. Accordingly, the results of discontinued operations were reclassified to "net income from discontinued operations" on our Consolidated Statements of Income. For additional discussion of discontinued operations, refer to *Note 23, "Discontinued Operations"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K. The following discussion excludes amounts reported as discontinued operations.

Net income from continuing operations for the year ended December 31, 2024, computed in accordance with GAAP, was $119.6 million, as compared to a net loss from continuing operations of $62.7 million for the year ended December 31, 2023. The net loss from continuing operations for the year ended December 31, 2023 and subsequent increase to net income during the year ended December 31, 2024 was primarily due to the sale of available for sale securities at a loss in connection with our balance sheet repositioning completed in March 2023. Partially offsetting the increase to net income for the year ended December 31, 2024 were one-time expenses associated with our merger with Cambridge including the allowance for loan losses associated with non-purchased credit deteriorated ("PCD") loans, which was recorded subsequent to the completion of the

merger and is hereafter referred to as the "non-PCD loan day-2" provision for the allowance for loan losses, and merger and acquisition expenses recorded.

Net income from continuing operations for the year ended December 31, 2024 and net loss from continuing operations for the year ended December 31, 2023 included items that our management considers non-core, which management excludes for purposes of assessing our operating net income, a non-GAAP financial measure. Operating net income for the year ended December 31, 2024 was $192.6 million compared to $163.2 million for the year ended December 31, 2023. This increase was primarily due to increased net interest income and noninterest income on an operating basis for the year ended December 31, 2024 compared to year ended December 31, 2023 partially offset by an increase in noninterest expense on an operating basis over the same period. See "Non-GAAP Financial Measures" and "Results of Operations" below for a reconciliation of operating net income to net income on a GAAP basis and further discussion of noninterest income and noninterest expense.

The following chart shows our basic earnings per share from continuing operations on a GAAP and operating (non-GAAP) basis over the past four years (refer to the "Non-GAAP Financial Measures" section below for a reconciliation of GAAP earnings to operating earnings):



Earnings (loss) per share from continuing operations, on a GAAP basis, increased from $(0.39) for the year ended December 31, 2023 to $0.66 for the year ended December 31, 2024. The loss per share from continuing operations for the year ended December 31, 2023 was a result of a loss on sale of AFS securities in March 2023, which was part of our balance sheet repositioning, as described above.

Operating earnings per share increased from $1.01 for the year ended December 31, 2023 to $1.06 for the year ended December 31, 2024, a 5.8% increase. The increase was primarily due to an increase net interest income and noninterest income on an operating basis which were partially offset by an increase in noninterest expense on an operating basis. Refer to the "Results of Operations" section below for additional discussion of the changes in net interest income, noninterest income and noninterest expense.

The following chart shows our efficiency ratio on a GAAP and operating (non-GAAP) basis over the past five years (refer to the *"Non-GAAP Financial Measures"* section below for additional information on the determination of each measure):



Both the GAAP efficiency ratio and non-GAAP operating efficiency ratio decreased during the year ended December 31, 2024 compared to the year ended December 31, 2023. The decrease in the GAAP efficiency ratio is primarily due to lower security losses during the year ended December 31, 2024 compared to year ended December 31, 2023. The decrease in the non-GAAP operating efficiency ratio was primarily due to increased net interest income and increased noninterest income on an operating basis which increased at a greater rate than noninterest expenses on an operating basis. Refer to the *"Results of Operations"* section below for additional discussion of the changes in net interest income, noninterest income and noninterest expense.

Outlook and Trends

Interest Rates

Beginning in March 2022, the Federal Open Market Committee ("FOMC") voted to increase the federal funds rate multiple times from a range of 0.00% to 0.25% to a range of 5.25% to 5.50% on July 26, 2023, when the FOMC stated that it will continue to assess additional information and its implications for monetary policy. At its meeting on September 18, 2024, the FOMC decided to lower the target range for the federal funds rate by 50 basis points from the range set at its July 26, 2023 meeting to a range of 4.75% to 5.00%. At its meeting on November 7, 2024, the FOMC then decided to lower the target range for the federal funds rate by 25 basis points to a range of 4.50% to 4.75%. At its most recent meeting on January 29, 2025, the FOMC decided to maintain the target range for the federal funds rate at the range established following its November 7, 2024 meeting and indicated, in considering the extent and timing of additional adjustments to the target range for the federal funds rate, it will carefully assess incoming data, the evolving outlook, and the balance of risks. The FOMC further indicated it is strongly committed to supporting maximum employment and reducing the annual inflation rate to its 2 percent objective.

Inevitably, not all of our interest rate-sensitive assets and liabilities will re-price simultaneously and in equal volume in response to changes in the federal funds rate, and therefore the potential for interest rate exposure exists. Management believes that several factors will affect the actual impact of interest rate changes on our balance sheet and operating results, including, but not limited to, actual changes in interest rates or expectations of future changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation, and the slope of the interest rate yield curve. We attempt to manage interest rate risk by identifying, quantifying, and, where appropriate, hedging our exposure. Approximately 31% of the outstanding principal balance of our loans, gross of outstanding interest rate swaps as described further below, as of December 31, 2024 was indexed to a market rate that is expected to reprice with similar magnitude and direction as the federal

funds rate. A portion of these loans have been hedged using interest rate swaps to convert the floating rate interest receipts to a fixed rate. The notional amount of floating rate loans swapped totaled $2.4 billion as of December 31, 2024, representing approximately 13% of the outstanding principal balance of our loans at that date. For more detail regarding such hedging financial instruments, refer to *Note 18, "Derivative Financial Instruments"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K. Refer to the section titled *"Management of Market Risk"* within this Item 7 for additional discussion including the estimated change to our net interest income under interest rate risk measurement methodologies that use a variety of hypothetical scenarios assuming immediate and parallel changes in interest rates that may not reflect the manner in which actual yields and costs respond to changes in market interest rates.

Non-GAAP Financial Measures

We present certain non-GAAP financial measures, which management uses to evaluate our performance, and which exclude the effects of certain transactions, non-cash items and GAAP adjustments that we believe are unrelated to our core business and are therefore not necessarily indicative of our current performance or financial position. Management believes excluding these items facilitates greater visibility for investors into our core business as well as underlying trends that may, to some extent, be obscured by inclusion of such items in the corresponding GAAP financial measures. Except as otherwise indicated, the information presented for the years ended December 31, 2023, 2022, 2021, and 2020 within this section excludes discontinued operations. Refer to *Note 23, "Discontinued Operations"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K for further discussion regarding discontinued operations.

There are items in our financial statements that impact our results but which we believe are unrelated to our core business. Accordingly, we present operating net income, noninterest income on an operating basis, noninterest expense on an operating basis, total operating revenue, operating earnings per share, tangible net income to average tangible shareholders' equity, tangible operating net income to average tangible shareholders' equity, tangible book value per share, and the operating efficiency ratio, each of which excludes the impact of such items because we believe such exclusion can provide greater visibility into our core business and underlying trends. Such items that we do not consider to be core to our business include (i) income and expenses from investments held in rabbi trusts, (ii) gains and losses on sales of securities available for sale, net, (iii) gains and losses on the sale of other equity investments, (iv) gains and losses on the sale of other assets, (v) rabbi trust employee benefits expense, (vi) impairment charges on tax credit investments and associated tax credit benefits, (vii) expenses indirectly associated with our IPO, (viii) other real estate owned ("OREO") gains, (ix) merger and acquisition expenses, including the "day-2" provision for allowance for loan losses for non-PCD acquired loans, (x) the stock donation to the Eastern Bank Foundation (the "Foundation") in connection with our mutual-to-stock conversion and IPO, (xi) settlement of putative consumer class action litigation matters related to overdraft and non-sufficient fund fees, and associated settlement expenses, (xii) the non-cash pension settlement charge recognized related to our Defined Benefit Plan, and (xiii) certain discrete tax items.

We also present tangible shareholders' equity, tangible assets, the ratio of tangible shareholders' equity to tangible assets, average tangible shareholders' equity, the ratios of tangible net income (loss) from continuing operations and tangible operating net income to average tangible shareholders' equity and tangible book value per share, each of which excludes the impact of goodwill and other intangible assets, as we believe these financial measures provide investors with the ability to further assess our performance, identify trends in our core business and provide a comparison of our capital adequacy to other companies. We have included the tangible ratios because management believes that investors may find it useful to have access to the same analytical tools used by management to assess performance and identify trends.

In the third quarter of 2024, we changed our return on average tangible shareholders' equity and operating return on average tangible shareholders' equity computations to utilize tangible net income (loss) from continuing operations and tangible operating net income, respectively, in the numerators of the computations. Tangible net income (loss) from continuing operations excludes the amortization of intangible assets and the related tax effect and tangible operating net income excludes, in addition to the adjustments to derive operating net income, the amortization of intangible assets and related tax effect. In addition, in the third quarter of 2024, we changed the computation of our operating efficiency ratio to exclude, in addition to the adjustments made to operating net income, the amortization of intangible assets. Management believes the changes to such ratios result in a more meaningful measure of our financial performance and such measures are used by management when analyzing corporate performance.

Our non-GAAP financial measures should not be considered as an alternative or substitute to GAAP net income (loss), or as an indication of our cash flows from operating activities, a measure of our liquidity or an indication of funds available for our cash needs. An item which we consider to be non-core and exclude when computing these non-GAAP financial measures can be of substantial importance to our results for any particular period. In addition, our methodology for calculating non-GAAP financial measures may differ from the methodologies employed by other companies to calculate the same or similar performance measures and, accordingly, our reported non-GAAP financial measures may not be comparable to the same or similar performance measures reported by other companies.

The following table summarizes the impact of non-core items recorded for the time periods indicated below and reconciles them to the most directly comparable GAAP financial measure.

	For the Year Ended December 31,		
	2024	2023	2022
	(Dollars in thousands, except per share data)		
Net income (loss) from continuing operations (GAAP)	$ 119,561	$ (62,689)	$ 186,511
Non-GAAP adjustments:			
Add:			
Provision for non-PCD acquired loans	40,899	—	—
Noninterest income components:			
(Income) losses from investments held in rabbi trusts	(9,675)	(9,305)	10,762
Losses on sales of securities available for sale, net	16,798	333,170	3,157
Gain on sale of other equity investment	(9,291)	—	—
Losses (gains) on sales of other assets	2,620	3	(1,365)
Noninterest expense components:			
Rabbi trust employee benefit expense (income)	4,241	3,742	(5,161)
Merger and acquisition expenses (1)	36,664	5,495	—
Defined Benefit Plan settlement loss (2)	—	—	12,045
Total impact of non-GAAP adjustments	82,256	333,105	19,438
Less net tax benefit associated with non-GAAP adjustment (3)	9,221	107,230	6,047
Non-GAAP adjustments, net of tax	$ 73,035	$ 225,875	$ 13,391
Operating net income (non-GAAP)	$ 192,596	$ 163,186	$ 199,902
Weighted average common shares outstanding during the period:			
Basic	181,126,320	162,293,020	165,510,357
Diluted	182,181,073	162,403,097	165,648,571
Earnings (loss) per share from continuing operations, basic	$ 0.66	$ (0.39)	$ 1.13
Earnings (loss) per share from continuing operations, diluted	$ 0.66	$ (0.39)	$ 1.13
Operating earnings per share, basic (non-GAAP)	$ 1.06	$ 1.01	$ 1.21
Operating earnings per share, diluted (non-GAAP)	$ 1.06	$ 1.00	$ 1.21

(1) Comprised of merger and acquisition expenses incurred related to our acquisitions of Cambridge and Century Bancorp, Inc. ("Century"). Merger and acquisition expenses previously reported for the year ended December 31, 2022 related to acquisitions by Eastern Insurance Group were excluded from the above table as they were reclassified to discontinued operations. Refer to *Note 23, "Discontinued Operations"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K for additional discussion.

(2) Represents a non-cash settlement loss for the year ended December 31, 2022 related to the Defined Benefit Plan. For additional information, refer to *Note 15, "Employee Benefits"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

(3) The net tax benefit amount for the year ended December 31, 2023 primarily resulted from the sale of securities classified as available for sale in the first quarter of 2023 and a $23.7 million tax benefit resulting from the transfer of certain securities from Market Street Securities Corp., a wholly owned subsidiary which was liquidated during the first quarter of 2023, to Eastern Bank.

The following table summarizes the impact of non-core items with respect to our total revenue, noninterest income (loss), noninterest expense and the efficiency ratio, which reconciles to the most directly comparable respective GAAP financial measure, for the periods indicated:

	For the Year Ended December 31,				
	2024	2023	2022	2021	2020
	(Dollars in thousands)				
Net interest income (GAAP)	$ 607,597	$ 550,409	$ 568,054	$ 429,827	$ 401,251
Add:					
Tax-equivalent adjustment (non-GAAP)(1)	18,620	17,181	12,736	6,093	5,472
Fully-taxable equivalent net interest income (non-GAAP)	626,217	567,590	580,790	435,920	406,723
Noninterest income (loss) (GAAP)	123,917	(237,753)	76,750	97,437	83,679
Less:					
Income (losses) from investments held in rabbi trusts	9,675	9,305	(10,762)	10,217	10,337
(Losses) gains on sales of securities available for sale, net	(16,798)	(333,170)	(3,157)	1,166	288
Gain on sale of other equity investment	9,291	—	—	—	—
(Losses) gains on sales of other assets	(2,620)	(3)	1,365	26	(136)
Noninterest income on an operating basis (non-GAAP)	124,369	86,115	89,304	86,028	73,190
Noninterest expense (GAAP)	$ 508,368	$ 418,602	$ 388,649	$ 360,955	$ 429,491
Less:					
Rabbi trust employee benefit expense (income)	4,241	3,742	(5,161)	5,515	4,789
(Reversal of) impairment charge on tax credit investments	—	—	—	(170)	10,779
Indirect IPO costs (2)	—	—	—	—	1,199
Merger and acquisition expenses (3)	36,664	5,495	—	35,456	—
Settlement and expenses for putative consumer class action matters	—	—	—	3,325	—
Defined Benefit Plan settlement loss	—	—	12,045	—	—
Stock donation to the Eastern Bank Foundation	—	—	—	—	91,287
Plus:					
Gain on sale of other real estate owned	—	—	—	87	606
Noninterest expense on an operating basis (non-GAAP)	467,463	409,365	381,765	316,916	322,043
Less: Amortization of intangible assets	14,569	1,804	1,198	219	596
Noninterest expense for calculation of operating efficiency ratio (non-GAAP)	$ 452,894	$ 407,561	$ 380,567	$ 316,697	$ 321,447
Total revenue from continuing operations (GAAP)	$ 731,514	$ 312,656	$ 644,804	$ 527,264	$ 484,930
Total operating revenue (non-GAAP)	$ 750,586	$ 653,705	$ 670,094	$ 521,948	$ 479,913
Ratios					
Efficiency ratio (GAAP)	69.50 %	133.89 %	60.27 %	68.46 %	88.57 %
Operating efficiency ratio (non-GAAP)	60.34 %	62.35 %	56.79 %	60.68 %	66.98 %

(1) Interest income on tax-exempt loans and investment securities has been adjusted to an FTE basis using a marginal tax rate of 21.8% for the year ended December 31, 2024, 21.8% for the year ended December 31, 2023, 21.6% for the year ended December 31, 2022, 21.0% for the year ended December 31, 2021, and 21.8% for the year ended December 31, 2020.

(2) Reflects costs associated with the IPO that were indirectly related to the IPO and were not recorded as a reduction of capital.

(3) Comprised of merger and acquisition expenses incurred related to our acquisition of Cambridge and Century. Merger and acquisition expenses previously reported for the years ended December 31, 2022, 2021, and 2020 related to acquisitions by Eastern Insurance Group were excluded from the above table as they were reclassified to discontinued operations. Refer to *Note 23, "Discontinued*

Operations" within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

The following table summarizes the calculation of our tangible shareholders' equity, tangible assets, the ratio of tangible shareholders' equity to tangible assets, and tangible book value per share, which reconciles to the most directly comparable respective GAAP measure, as of the dates indicated:

	As of December 31,				
	2024	2023	2022	2021	2020
	(Dollars in thousands, except per share data)				
Tangible shareholders' equity:					
Total shareholders' equity (GAAP)	$ 3,611,967	$ 2,974,855	$ 2,471,790	$ 3,406,352	$ 3,428,052
Less: Goodwill and other intangibles (1)	1,050,158	566,205	661,126	649,703	376,534
Tangible shareholders' equity (non-GAAP)	2,561,809	2,408,650	1,810,664	2,756,649	3,051,518
Tangible assets:					
Total assets (GAAP)	25,557,880	21,133,278	22,646,858	23,512,128	15,964,190
Less: Goodwill and other intangibles (1)	1,050,158	566,205	661,126	649,703	376,534
Tangible assets (non-GAAP)	$24,507,722	$20,567,073	$21,985,732	$22,862,425	$15,587,656
Shareholders' equity to assets ratio (GAAP)	14.1 %	14.1 %	10.9 %	14.5 %	21.5 %
Tangible shareholders' equity to tangible assets ratio (non-GAAP)	10.5 %	11.7 %	8.2 %	12.1 %	19.6 %
Book value per share:					
Common shares issued and outstanding	213,909,472	176,426,993	176,172,073	186,305,332	186,758,154
Book value per share (GAAP)	$ 16.89	$ 16.86	$ 14.03	$ 18.28	$ 18.36
Tangible book value per share (non-GAAP)	$ 11.98	$ 13.65	$ 10.28	$ 14.80	$ 16.34

(1)   Includes goodwill and other intangible assets which were associated with our insurance agency business for the years ended December 31, 2022, 2021, and 2020.

The following table summarizes the calculation of our average tangible shareholders' equity and ratio of net income (loss) from continuing operations and operating net income to average tangible shareholders' equity ("operating return

on average tangible shareholders' equity"), which reconciles to the most directly comparable GAAP measure, for the periods indicated:

	As of December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
			(Dollars in thousands)		
Net income (loss) from continuing operations (GAAP)	$ 119,561	$ (62,689)	$ 186,511	$ 145,531	$ 8,861
Add: Amortization of intangible assets	14,569	1,804	1,198	219	596
Less: Tax effect of amortization of intangible assets (3)	4,036	509	337	62	168
Tangible net (loss) income from continuing operations (non-GAAP)	$ 130,094	$ (61,394)	$ 187,372	$ 145,688	$ 9,289
Operating net income (non-GAAP) (1)	$ 192,596	$ 163,186	$ 199,902	$ 157,140	$ 88,276
Add: Amortization of intangible assets	14,569	1,804	1,198	219	596
Less: Tax effect of amortization of intangible assets (3)	4,036	509	337	62	168
Tangible operating net income (non-GAAP)	$ 203,129	$ 164,481	$ 200,763	$ 157,297	$ 88,704
Average tangible shareholders' equity:					
Average total shareholders' equity (GAAP)	$ 3,268,863	$ 2,571,001	$ 2,831,533	$ 3,424,570	$ 2,040,156
Less: Average goodwill and other intangibles (2)	791,489	643,977	655,653	414,441	376,706
Average tangible shareholders' equity (non-GAAP)	$ 2,477,374	$ 1,927,024	$ 2,175,880	$ 3,010,129	$ 1,663,450
Ratios:					
Return (loss) on average total shareholders' equity (GAAP)	3.66 %	(2.44)%	6.59 %	4.25 %	0.43 %
Return (loss) on average tangible shareholders' equity (non-GAAP)	5.25 %	(3.19)%	8.61 %	4.84 %	0.56 %
Operating return on average tangible shareholders' equity (non-GAAP)	8.20 %	8.54 %	9.23 %	5.23 %	5.33 %

(1)   Refer to the table above within this "Non-GAAP Financial Measures" section for a reconciliation of operating net income to net income.

(2)   Includes goodwill and other intangible assets included in assets of discontinued operations within the Company's Consolidated Balance Sheets for the years ended December 31, 2023, 2022, 2021, and 2020.

(3)   The tax effect of amortization of intangible assets was calculated using our combined statutory tax rate of 27.7% for the year ended December 31, 2024, 28.2% for the year ended December 31, 2023, and 28.1% for the years ended December 31, 2022, 2021, and 2020.

Financial Position

Summary of Financial Position

	As of December 31,		Change	
	2024	**2023**	**Amount ($)**	**Percentage (%)**
		(Dollars in thousands)		
Cash and cash equivalents	$ 1,006,880	$ 693,076	$ 313,804	45.3 %
Securities available for sale	4,021,598	4,407,521	(385,923)	(8.8)%
Securities held to maturity	420,715	449,721	(29,006)	(6.4)%
Loans, net of allowance for loan losses	17,549,402	13,799,367	3,750,035	27.2 %
Federal Home Loan Bank stock	5,865	5,904	(39)	(0.7)%
Goodwill and other intangibles, net	1,050,158	566,205	483,953	85.5 %
Deposits	21,291,619	17,596,217	3,695,402	21.0 %
Borrowed funds	93,900	48,216	45,684	94.7 %

Cash and cash equivalents

Total cash and cash equivalents increased by $313.8 million, or 45.3%, to $1.0 billion at December 31, 2024 from $693.1 million at December 31, 2023. This increase was primarily due to proceeds from the sale of AFS securities of $1.1 billion and proceeds from maturities and principal paydowns of AFS and HTM securities of $0.4 billion. Partially offsetting these increases were net repayments of FHLB advances of $739.9 million, which includes repayment of advances assumed in connection with our merger with Cambridge, a net decrease in deposits, excluding deposits acquired from Cambridge, of $178.3 million, and a net increase in gross loans, excluding loans acquired from Cambridge, of $171.0 million during the year ended December 31, 2024. For further discussion of the change in securities, loans, and deposits, refer to the later *"Securities," "Loans,"* and *"Deposits"* sections in this Item 7. For further information regarding our merger with Cambridge, refer to *Note 3, "Mergers and Acquisitions"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

Securities

Our current investment policy authorizes us to invest in various types of investment securities and liquid assets, including U.S. Treasury obligations, securities of government-sponsored enterprises, mortgage-backed securities, collateralized mortgage obligations, corporate notes, asset-backed securities and state and municipal securities. The Risk Management Committee of our Board of Directors is responsible for approving and overseeing our investment policy, which it reviews at least annually. This policy dictates that investment decisions be made based on the safety of the investment, liquidity requirements, potential returns and market risk considerations. We do not engage in any investment hedging activities or trading activities, nor do we purchase any high-risk investment products. We typically invest in the following types of securities:

U.S. government securities: Our U.S. government securities consists of U.S. Agency bonds and U.S. Treasury securities. We maintain these investments, to the extent appropriate, for liquidity purposes, at zero risk weighting for capital purposes, and as collateral for interest rate derivative positions. U.S. Agency bonds include securities issued by Fannie Mae, Freddie Mac, the FHLB, and the Federal Farm Credit Bureau.

Mortgage-backed securities: We invest in residential and commercial mortgage-backed securities insured or guaranteed by Freddie Mac, Ginnie Mae or Fannie Mae, including collateralized mortgage obligations. We have not purchased any privately-issued mortgage-backed securities. We invest in mortgage-backed securities to achieve a positive interest rate spread with minimal administrative expense, and to lower our credit risk as a result of the guarantees provided by Freddie Mac, Ginnie Mae or Fannie Mae.

Investments in residential mortgage-backed securities involve a risk that actual payments will be greater or less than the prepayment rate estimated at the time of purchase, which may require adjustments to the amortization of any premium or accretion of any discount relating to such interests, thereby affecting the net yield on our securities. We periodically review current prepayment speeds to determine whether prepayment estimates require modification that could cause amortization or

accretion adjustments. There is also reinvestment risk associated with the cash flows from such securities. In addition, the market value of such securities may be adversely affected by changes in interest rates.

State and municipal securities: We invest in fixed rate investment grade bonds issued primarily by municipalities in our local communities within Massachusetts and by the Commonwealth of Massachusetts. The market value of these securities may be affected by call options, long dated maturities, general market liquidity and credit factors.

The following table shows the fair value of our securities by investment category as of the dates indicated:

Securities Portfolio Composition

	As of December 31,			
	2024		**2023**	
	(In thousands)			
Available for sale securities, at fair value:				
Government-sponsored residential mortgage-backed securities	$	2,561,895	$	2,780,638
Government-sponsored commercial mortgage-backed securities		1,161,111		1,124,376
U.S. Agency bonds		17,672		216,011
U.S. Treasury securities		97,619		95,152
State and municipal bonds and obligations		183,301		191,344
Total available for sale securities, at fair value		4,021,598		4,407,521
Held to maturity securities, at amortized cost:				
Government-sponsored residential mortgage-backed securities		231,709		254,752
Government-sponsored commercial mortgage-backed securities		189,006		194,969
Total held to maturity securities, at amortized cost		420,715		449,721
Total	$	4,442,313	$	4,857,242

Our securities portfolio has decreased $0.4 billion, or 8.5%, to $4.4 billion at December 31, 2024 from $4.9 billion at December 31, 2023. This decrease was primarily due to sales of AFS securities of $1.1 billion and maturities and principal paydowns of AFS and HTM securities of $0.4 billion. Included in this activity are principal paydowns and proceeds from the sale of securities acquired in connection with our merger with Cambridge of $883.0 million, representing all of the securities acquired at fair value. All acquired securities paid down or were sold immediately following the completion of the merger. No gain or loss was recognized upon the sale as the securities were marked to fair value in connection with our purchase accounting based upon quoted sale prices. Partially offsetting these items were purchases of AFS securities of $199.5 million.

We did not have trading investments at December 31, 2024 and 2023.

A portion of our securities portfolio continues to be tax-exempt. Investments in federally tax-exempt securities totaled $183.1 million at December 31, 2024 compared to $191.1 million at December 31, 2023.

Our AFS securities are carried at fair value and are categorized within the fair value hierarchy based on the observability of model inputs. Securities which require inputs that are both significant to the fair value measurement and unobservable are classified as Level 3 within the fair value hierarchy. As of both December 31, 2024 and 2023, we had no securities categorized as Level 3 within the fair value hierarchy.

The following tables show contractual maturities of our AFS and HTM securities and weighted average yields at and for the years ended December 31, 2024 and 2023. Maturities of our securities portfolio are based on the final contractual payment dates, and do not reflect the effect of scheduled principal repayments, prepayments, or early redemptions that may occur. Weighted average yields in the tables below have been calculated based on the amortized cost of the security:

Securities Portfolio, Weighted-Average Yield

	Securities Maturing as of December 31, 2024 (1)				
	Within One Year	After One Year But Within Five Years	After Five Years But Within Ten Years	After Ten Years	Total
Available for sale securities:					
Government-sponsored residential mortgage-backed securities	2.83 %	2.37 %	1.68 %	1.71 %	1.72 %
Government-sponsored commercial mortgage-backed securities	—	1.96	2.32	1.94	2.02
U.S. Agency bonds	—	1.56	—	—	1.56
U.S. Treasury securities	3.15	0.78	—	—	1.96
State and municipal bonds and obligations	2.40	2.76	3.59	4.12	3.70
Total available for sale securities	3.07 %	1.91 %	2.49 %	1.82 %	1.89 %
Held to maturity securities:					
Government-sponsored residential mortgage-backed securities	— %	— %	— %	2.86 %	2.86 %
Government-sponsored commercial mortgage-backed securities	—	2.16	2.36	—	2.22
Total held to maturity securities	— %	2.16 %	2.36 %	2.86 %	2.57 %
Total	3.07 %	1.95 %	2.47 %	1.88 %	1.95 %

	Securities Maturing as of December 31, 2023 (1)				
	Within One Year	After One Year But Within Five Years	After Five Years But Within Ten Years	After Ten Years	Total
Available for sale securities:					
Government-sponsored residential mortgage-backed securities	— %	2.35 %	1.90 %	1.59 %	1.60 %
Government-sponsored commercial mortgage-backed securities	—	1.92	1.40	1.95	1.79
U.S. Agency bonds	—	1.35	—	—	1.35
U.S. Treasury securities	—	1.96	—	—	1.96
State and municipal bonds and obligations	1.33	2.41	3.34	4.09	3.66
Total available for sale securities	1.33 %	1.76 %	1.62 %	1.73 %	1.72 %
Held to maturity securities:					
Government-sponsored residential mortgage-backed securities	— %	— %	— %	2.87 %	2.87 %
Government-sponsored commercial mortgage-backed securities	—	2.18	2.25	—	2.22
Total held to maturity securities	— %	2.18 %	2.25 %	2.87 %	2.59 %
Total	1.33 %	1.81 %	1.75 %	1.79 %	1.79 %

(1) Investment security weighted-average yields were calculated on a level-yield basis by weighting the tax equivalent yield for each security type by the book value of each maturity category.

The yield on tax-exempt obligations of states and political subdivisions has been adjusted to a fully-taxable equivalent ("FTE") basis by adjusting tax-exempt income upward by an amount equivalent to the prevailing federal income taxes that would have been paid if the income had been fully taxable.

Loans

The following table shows the composition of our loan portfolio, by category, as of the dates indicated, and the balance of loans, by category, that were acquired in connection with our merger with Cambridge as of the merger date of July 12, 2024:

| | As of December 31, | | | Cambridge Acquired Loan Balances | Organic Change | |
	2024	2023	Change ($)		Amount ($)	Percentage (%)
	(Dollars in thousands)					
Commercial and industrial	$ 3,296,068	$ 3,034,068	$ 262,000	$ 339,581	$ (77,581)	(2.6)%
Commercial real estate	7,119,523	5,457,349	1,662,174	1,692,705	(30,531)	(0.6)%
Commercial construction	494,842	386,999	107,843	141,420	(33,577)	(8.7)%
Business banking	1,448,176	1,085,763	362,413	120,454	241,959	22.3 %
Residential real estate	4,063,659	2,565,485	1,498,174	1,528,534	(30,360)	(1.2)%
Consumer home equity	1,385,394	1,208,231	177,163	87,785	89,378	7.4 %
Other consumer	271,422	235,533	35,889	24,196	11,693	5.0 %
Total gross loans	$ 18,079,084	$ 13,973,428	$ 4,105,656	$ 3,934,675	$ 170,981	1.2 %

We consider our loan portfolio to be relatively diversified by borrower and industry. Our loans increased $4.1 billion, or 29.4%, to $18.1 billion at December 31, 2024 from $14.0 billion at December 31, 2023. The increase as of December 31, 2024 was primarily due to loans acquired in connection with our merger with Cambridge. Refer to *Note 3, "Mergers and Acquisitions"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K for additional discussion. Excluding the addition of acquired loans, our gross loans increased $171.0 million, or 1.2%, which was primarily attributable to increased balances of business banking and consumer home equity loans.

- Excluding Cambridge-acquired loans, our business banking portfolio increased by $242.0 million, or 22.3%, from December 31, 2023 to December 31, 2024 which was primarily due to transfers from our commercial and industrial and commercial real estate portfolios. These transfers contributed to an overall decrease in the total balance of our commercial and industrial and commercial real estate portfolios and were partially offset by originations in those portfolios. In the normal course of business, loans are transferred from our commercial and industrial and commercial real estate portfolios to our business banking portfolio once the loan balances reach a certain dollar threshold.

- Excluding Cambridge-acquired loans, our consumer home equity portfolio increased by $89.4 million, or 7.4%, from December 31, 2023 to December 31, 2024 which was primarily due to additional draws by borrowers on home equity lines of credit.

We believe that our commercial loan portfolio composition is relatively diversified in terms of industry sectors, property types and various lending specialties. As of December 31, 2024, the amortized cost balances of concentrations in our commercial loan portfolios were as follows:

| | Commercial and Industrial | |
	Balance	Percentage (%)
	(Dollars in thousands)	
Educational services	$ 694,739	21.2 %
Real estate	342,537	10.5 %
Professional, scientific, and technical services	326,486	10.0 %
Wholesale trade	279,947	8.6 %
Accommodation	266,386	8.2 %
Finance and insurance	174,313	5.3 %
Admin support	169,153	5.2 %
Healthcare	164,557	5.0 %
Transportation	150,465	4.6 %
Utilities	146,716	4.5 %
Other industries	551,276	16.9 %
Total portfolio	$ 3,266,575	100.0 %

| | Commercial Real Estate | |
	Balance	Percentage (%)
	(Dollars in thousands)	
Multi-family	$ 2,045,617	28.9 %
Industrial/warehouse	746,945	10.6 %
Retail	680,803	9.7 %
Office	606,562	8.6 %
Mixed use - multi-family	443,060	6.3 %
Affordable housing	408,555	5.8 %
School	336,645	4.8 %
Mixed use - office	335,288	4.8 %
Mixed use - retail	282,389	4.0 %
Hotel/motel/hospitality	259,178	3.7 %
Other property types	899,036	12.8 %
Total portfolio	$ 7,044,078	100.0 %

| | Commercial Construction | |
	Balance	Percentage (%)
	(Dollars in thousands)	
Affordable housing	$ 284,753	57.9 %
Multi-family	81,056	16.5 %
For sale housing	44,160	9.0 %
Mixed use - multi-family	21,123	4.3 %
Self storage	18,829	3.8 %
Industrial/warehouse	14,748	3.0 %
Retail	12,667	2.6 %
School	3,602	0.7 %
Other property types	10,711	2.2 %
Total portfolio	$ 491,649	100.0 %

We believe that the loan to value ratio ("LTV") is an important factor in monitoring the risk characteristics of our loans secured by real estate. The following tables show the distribution of loan balances, on an amortized cost basis, by LTV and year of origination for each of our portfolios of loans secured by real estate as of December 31, 2024:

| | Balance of Commercial Real Estate Loans Originated During the Year Ended December 31, | | | | | | |
	2024	2023	2022	2021	2020	2019 and Prior	Total
Current LTV (1)				(Dollars in thousands)			
Not available (2)	$ 43,574	$ 7,109	$ 32,943	$ 8,824	$ 4,511	$ 89,894	$ 186,855
50.00% or lower	205,594	180,548	694,667	328,403	314,449	990,850	2,714,511
50.01% - 69.99%	251,847	365,031	884,924	599,983	351,877	967,028	3,420,690
70.00% - 79.99%	44,674	89,145	194,813	101,275	50,873	102,144	582,924
80.00% - 89.99% (3)	1,565	2,579	1,281	1,334	4,201	18,233	29,193
90.00% or higher (3)	8,872	50,412	—	23,931	16,169	10,521	109,905
Total	$ 556,126	$ 694,824	$1,808,628	$1,063,750	$ 742,080	$2,178,670	$7,044,078
Weighted average LTV	50.61 %	62.53 %	52.17 %	54.80 %	51.06 %	48.25 %	52.18 %

Balance of Residential Real Estate Loans Originated During the Year Ended December 31,

Current LTV (1)	2024	2023	2022	2021	2020	2019 and Prior	Total
				(Dollars in thousands)			
Not available (2)	$ 1,759	$ —	$ —	$ 92	$ 850	$ 9,490	$ 12,191
50.00% or lower	34,313	40,790	126,909	295,233	153,786	284,833	935,864
50.01% - 69.99%	37,710	53,498	210,370	397,051	245,752	352,349	1,296,730
70.00% - 79.99%	78,420	129,490	398,544	277,243	115,649	119,082	1,118,428
80.00% - 89.99%	39,841	75,171	194,594	54,419	33,598	46,708	444,331
90.00% or higher	23,029	24,551	50,615	14,788	3,136	4,719	120,838
Total	$ 215,072	$ 323,500	$ 981,032	$1,038,826	$ 552,771	$ 817,181	$ 3,928,382
Weighted average LTV	71.63 %	72.37 %	70.29 %	59.92 %	59.12 %	54.93 %	62.98 %

Balance of Consumer Home Equity Loans Originated During the Year Ended December 31,

Current LTV (1)	2024	2023	2022	2021	2020	2019 and Prior	Total
				(Dollars in thousands)			
Not available (2)	$ 206,164	$ 187,290	$ 295,895	$ 173,121	$ 22,647	$ 216,058	$1,101,175
50.00% or lower	120	1,092	3,429	460	20,933	60,962	86,996
50.01% - 69.99%	123	911	4,836	667	27,083	57,879	91,499
70.00% - 79.99%	96	381	3,768	423	11,447	57,205	73,320
80.00% - 89.99%	19	222	1,830	587	4,258	25,157	32,073
90.00% or higher	—	—	—	—	—	225	225
Total	$ 206,522	$ 189,896	$ 309,758	$ 175,258	$ 86,368	$ 417,486	$1,385,288
Weighted average LTV	59.19 %	55.36 %	60.13 %	60.93 %	56.26 %	59.00 %	58.42 %

(1)   Current LTV is calculated based upon exposure amount and the most recently available appraisal value as of the reporting period.

(2)   Insufficient data available to calculate LTV.

(3)   We generally require an LTV of 80% or less on new CRE loan originations. Certain CRE loans with LTVs greater than 80% may have additional collateral pledged which is not included in the computation of the amounts stated.

The maturity distribution of our loan portfolio is one factor used by management to evaluate the risk characteristics of our loan portfolio. The following table shows the maturity distribution of our loans, on a gross basis, as of December 31, 2024:

Scheduled Contractual Loan Maturity

	One Year or Less (1)	One to Five Years	Five to Fifteen Years	After Fifteen Years	Total
			(In thousands)		
Commercial and industrial	$ 459,202	$ 1,249,584	$ 610,291	$ 947,498	$ 3,266,575
Commercial real estate	660,827	2,525,060	3,477,055	381,136	7,044,078
Commercial construction	117,812	245,229	65,729	62,879	491,649
Business banking	181,395	380,930	781,912	90,966	1,435,203
Residential real estate	1,246	22,254	315,913	3,588,969	3,928,382
Consumer home equity	2,300	22,932	249,510	1,110,546	1,385,288
Other consumer	41,656	77,208	107,151	1,164	227,179
Total loans	$ 1,464,438	$ 4,523,197	$ 5,607,561	$ 6,183,158	$ 17,778,354

(1) Includes demand loans, or loans without a stated maturity.

The interest rate risk of our loan portfolio is an important element in the management of net interest margin. We attempt to manage the relationship between the interest rate sensitivity of our assets and liabilities to produce an effective interest differential that is not significantly impacted by changes in the level of interest rates. The following table shows the interest rate risk of our loans, on a gross basis, due one year after December 31, 2024:

Loan Interest Rate Risk

	Due after December 31, 2025					
	Fixed		**Adjustable**		**Total**	
	(In thousands)					
Commercial and industrial	$	815,645	$	1,991,728	$	2,807,373
Commercial real estate		2,826,091		3,557,160		6,383,251
Commercial construction		216,568		157,269		373,837
Business banking		362,704		891,104		1,253,808
Residential real estate		2,648,971		1,278,165		3,927,136
Consumer home equity		172,727		1,210,261		1,382,988
Other consumer		183,061		2,462		185,523
Total loans	$	7,225,767	$	9,088,149	$	16,313,916

Asset quality. We continually monitor the asset quality of our loan portfolio utilizing portfolio scorecards and various credit quality indicators. Based on this process, loans meeting certain criteria are categorized as delinquent or non-performing and further assessed to determine if non-accrual status is appropriate.

For the commercial portfolio, which includes our commercial and industrial, commercial real estate, commercial construction and business banking loans, we monitor credit quality using a risk rating scale, which assigns a risk-grade to each borrower based on a number of quantitative and qualitative factors associated with a commercial loan transaction. Management utilizes a loan risk rating methodology based on a 15-point scale with the assistance of risk rating scorecard tools. Pass grades are 0-10 and non-pass categories, which align with regulatory guidelines, are: special mention (11), substandard (12), doubtful (13) and loss (14).

Risk rating assignment is determined using one of 15 separate scorecards developed for distinctive portfolio segments based on common attributes. Key factors include: industry and market conditions, position within the industry, earnings trends, operating cash flow, asset/liability values, debt capacity, guarantor strength, management and controls, financial reporting, collateral and other considerations.

Special mention, substandard and doubtful loans totaled 4.9% and 4.1% of total commercial loans outstanding at December 31, 2024 and 2023, respectively. This increase was driven by several risk rating downgrades of loans in the commercial real estate and commercial and industrial portfolios.

Our philosophy toward managing our loan portfolios is predicated upon careful monitoring, which stresses early detection and response to delinquent and default situations. We seek to make arrangements to resolve any delinquent or default situation over the shortest possible time frame.

For the retail portfolio, which includes residential real estate, consumer home equity, and other consumer portfolios, we monitor credit quality using the borrower's FICO score. As of December 31, 2024, 72.0% of retail borrowers, based on amortized cost balances, have a FICO score of 740 or greater. The following table shows the balances by borrowers' current FICO scores as of the dates indicated:

	As of December 31, 2024						As of December 31, 2023					
	Residential Real Estate		**Consumer Home Equity**		**Other Consumer**		**Residential Real Estate**		**Consumer Home Equity**		**Other Consumer**	
Current FICO (1)	*(Dollars in thousands)*											
Not available (2)	$	35,784	$	26,906	$	18,024	$	1,873	$	22,213	$	14,030
640 or lower		118,720		65,538		3,656		69,423		45,632		3,647
641 – 699		314,204		154,184		13,882		216,078		132,270		12,352
700 – 739		521,330		257,035		23,199		410,644		214,096		22,169
740 or higher		2,938,344		881,625		168,418		1,884,447		796,957		154,821
Total	$	3,928,382	$	1,385,288	$	227,179	$	2,582,465	$	1,211,168	$	207,019
Average FICO		770.9		755.4		783.0		767.4		758.8		781.6

(1) Borrower FICO scores are updated on a semi-annual basis, and the most recent update occurred in August 2024.

(2) Insufficient data available to report.

The delinquency rate of our total loan portfolio increased to 0.62% at December 31, 2024 from 0.41% at December 31, 2023.

The following table provides details regarding our delinquency rates as of the dates indicated:

Loan Delinquency Rates

	Delinquency Rate as of December 31,	
	2024	2023
Commercial and industrial	0.00 %	0.13 %
Commercial real estate	0.46 %	— %
Commercial construction	— %	— %
Business banking	1.19 %	0.58 %
Residential real estate	1.04 %	1.11 %
Consumer home equity	1.29 %	1.43 %
Other consumer	0.62 %	0.46 %
Total	0.62 %	0.41 %

As a general rule, loans more than 90 days past due with respect to principal or interest are classified as non-accrual loans. However, based on our assessment of collateral and/or payment prospects, certain loans that are more than 90 days past due may be kept on an accruing status. Income accruals are suspended on all non-accrual loans and all previously accrued and uncollected interest is reversed against current income. A loan is expected to remain on non-accrual status until it becomes current with respect to principal and interest, the loan is liquidated, or the loan is determined to be uncollectible and is charged-off against the allowance for loan losses.

Non-performing assets ("NPAs") are comprised of non-performing loans ("NPLs"), OREO and non-performing securities. NPLs consist of non-accrual loans and loans that are more than 90 days past due but still accruing interest. OREO consists of real estate properties, which primarily serve as collateral to secure our loans, that we control due to foreclosure. These properties are recorded at the fair value less estimated costs to sell on the date we obtain control. Any write-downs to the cost of the related asset upon transfer to OREO to reflect the asset at fair value less estimated costs to sell is recorded through the allowance for loan losses.

NPLs increased $83.3 million, or 158%, to $135.8 million at December 31, 2024 from $52.6 million at December 31, 2023. NPLs as a percentage of total loans increased to 0.76% at December 31, 2024 from 0.38% at December 31, 2023. Refer to the later *"Allowance for Credit Losses"* section in this Item 7 for a discussion of the change in non-accrual loans which comprise our NPLs as of December 31, 2024 and December 31, 2023.

The total amount of interest recorded on NPLs during both the years ended December 31, 2024 and 2023 was not significant. The gross interest income that would have been recorded under the original terms of those loans if they had been performing amounted to $8.8 million and $6.5 million for the years ended December 31, 2024 and 2023, respectively.

In the course of resolving NPLs, we may choose to restructure the contractual terms of certain loans. We attempt to work-out alternative payment schedules with the borrowers in order to avoid foreclosure actions. The aggregate amortized cost balance as of December 31, 2024 of loans modified during the year ended December 31, 2024 which were determined to be modifications to borrowers experiencing financial difficulty was $30.7 million. Included in such modifications were four commercial real estate loans collateralized by properties in our office risk segment. The aggregate amortized cost balance as of December 31, 2023 of loans modified during the year ended December 31, 2023 which were determined to be modifications to borrowers experiencing financial difficulty was $19.4 million.

As of December 31, 2024, there were three loans with an aggregate balance of $0.5 million that had been modified to borrowers experiencing financial difficulty during the during the twelve-month period then ended which had subsequently defaulted during the year ended December 31, 2024. As of December 31, 2023, there were no loans that had been modified to borrowers experiencing financial difficulty during the twelve-month period then ended which had subsequently defaulted during the year ended December 31, 2023.

Our policy is that any restructured loan, which is on non-accrual status prior to being modified, remain on non-accrual status for approximately six months subsequent to being modified before we consider its return to accrual status. If the restructured loan is on accrual status prior to being modified, we review it to determine if the modified loan should remain on accrual status.

Purchased credit deteriorated ("PCD") loans are loans that we acquired that have shown evidence of deterioration of credit quality since origination and, therefore, it was deemed unlikely that all contractually required payments would be collected upon the merger date. We consider factors such as payment history, collateral values and accrual status when determining whether there was evidence of deterioration at the merger date. As of December 31, 2024 and December 31, 2023,

the carrying amount of PCD loans was $331.4 million and $49.1 million, respectively. The increase in PCD loans was due to our acquisition of PCD loans in the third quarter of 2024 in connection with our merger with Cambridge which was completed on July 12, 2024 and which added $356.1 million in PCD loans on a gross amortized cost basis.

Potential Problem Loans. In the normal course of business, we become aware of possible credit problems in which borrowers exhibit the potential to be unable to comply in the future with the contractual terms of their loans, but which currently do not yet meet the criteria for classification as NPLs. These loans are neither delinquent nor on non-accrual status. Our potential problem loans, or loans with potential weaknesses that were not included in the non-accrual loans or in the loans 90 or more past due categories, increased by $38.3 million, or 10.2%, to $412.0 million at December 31, 2024 from $373.7 million at December 31, 2023. These loans as a percentage of total loans decreased to 2.3% at December 31, 2024 from 2.7% at December 31, 2023. The increase in potential problem loans from December 31, 2023 to December 31, 2024 was primarily due to the downgrade of certain commercial real estate and commercial and industrial loans during the year ended December 31, 2024, including certain commercial real estate loans collateralized by properties in the office risk segment, and the addition of certain loans acquired in connection with our merger with Cambridge. Refer to the below *"Commercial Real Estate Office Exposure"* section of this Item 7 for additional information.

Commercial Real Estate Office Exposure. Our total office-related commercial real estate ("CRE") loans (which is comprised of loans within our commercial real estate and construction portfolios that are secured by office space, medical office space, and mixed-use properties where rental income is primarily from office space) totaled $1.0 billion and $0.8 billion as of December 31, 2024 and 2023, respectively. Included in this total as of December 31, 2024 were loans with a balance of $288.1 million which were acquired during year ended December 31, 2024 in connection with our merger with Cambridge. As of December 31, 2024, our office-related CRE loans are primarily concentrated in Massachusetts, where approximately 92.1% of the total recorded investment balance of office-related CRE loans are located, and approximately 20.4% of the total recorded investment balance of office-related CRE loans are located in the City of Boston.

Given prevailing market conditions such as reduced occupancy as a result of the increase in hybrid and fully remote work arrangements post-COVID and lower commercial real estate valuations, we are carefully monitoring these loans for signs of deterioration in credit quality. Such monitoring includes incremental risk management strategies undertaken by management including monthly internal CRE office exposure portfolio reporting, more frequent portfolio reviews, ongoing monitoring of market conditions, and additional portfolio analysis such as maturity risk analysis and rent rollover risk analysis. As of December 31, 2024, twelve of our office-related CRE loans, which had a total recorded investment balance of $87.0 million, were on non-accrual status. As of December 31, 2023, two of our office-related CRE loans were on non-accrual status and had a total recorded investment balance of $14.0 million.

The following table sets forth the unpaid principal balance of office-related CRE loans by loan segment and credit quality indicator as of the dates indicated:

	As of December 31,			
	2024		**2023**	
	(In thousands)			
Commercial real estate				
Pass	$	848,526	$	683,545
Special mention		30,409		—
Substandard		71,088		104,962
Doubtful		87,012		13,969
Total commercial real estate	$	1,037,035	$	802,476
Commercial construction				
Pass	$	—	$	15,986
Special mention		621		454
Substandard		779		—
Doubtful		—		—
Total commercial construction	$	1,400	$	16,440
Total	$	1,038,435	$	818,916

The following table sets forth the unpaid principal balance of office-related CRE loans by loan segment and collateral use type as of the dates indicated:

	As of December 31,			
	2024		**2023**	
	(In thousands)			
Commercial real estate				
Office	$	617,089	$	425,682
Medical office		81,980		113,110
Mixed-use		337,966		263,684
Total commercial real estate	$	1,037,035	$	802,476
Commercial construction				
Office	$	1,400	$	454
Medical office		—		14,961
Mixed-use		—		1,025
Total commercial construction	$	1,400	$	16,440
Total	$	1,038,435	$	818,916

Allowance for credit losses. For the purpose of estimating our allowance for loan losses, we segregate the loan portfolio into loan categories, for loans that share similar risk characteristics, that possess unique risk characteristics such as loan purpose, repayment source, and collateral that are considered when determining the appropriate level of the allowance for loan losses for each category. Loans that do not share similar risk characteristics with other loans are evaluated individually.

While we use available information to recognize losses on loans, future additions or subtractions to/from the allowance for loan losses may be necessary based on changes in NPLs, changes in economic conditions, or other reasons. Additionally, various regulatory agencies, as an integral part of our examination process, periodically assess the adequacy of the allowance for loan losses to assess whether the allowance for loan losses was determined in accordance with GAAP and applicable guidance.

We perform an evaluation of our allowance for loan losses on a regular basis (at least quarterly), and establish the allowance for loan losses based upon an evaluation of our loan categories, as each possesses unique risk characteristics that are considered when determining the appropriate level of allowance for loan losses, including:

- known increases in concentrations within each category;
- certain higher risk classes of loans, or pledged collateral;
- historical loan loss experience within each category;
- results of any independent review and evaluation of the category's credit quality;
- trends in volume, maturity and composition of each category;
- volume and trends in delinquencies and non-accruals;
- national and local economic conditions and downturns in specific local industries;
- corporate goals and objectives;
- lending policies and procedures, including underwriting standards and collection, charge-off and recovery practices; and
- current and forecasted banking industry conditions, as well as the regulatory and competitive environment.

Loans are evaluated on a regular basis by management. Expected lifetime losses are estimated on a collective basis for loans sharing similar risk characteristics and are determined using a quantitative model combined with an assessment of certain qualitative factors designed to address forecast risk and model risk inherent in the quantitative model output. For commercial and industrial, commercial real estate, commercial construction and business banking portfolios, the quantitative model uses a loan rating system which is comprised of management's determination of probability of default, or PD, loss given default, or LGD, and exposure at default, or EAD, which are derived from historical loss experience and other factors. For residential real estate, consumer home equity and other consumer portfolios, our quantitative model uses historical loss experience.

The allowance for loan losses is allocated to loan categories using both a formula-based approach and an analysis of certain individual loans for impairment. We use a methodology to systematically estimate the amount of expected credit loss in the loan portfolio. Under our current methodology, the allowance for loan losses contains reserves related to loans for which

the related allowance for loan losses is determined on an individual loan basis and on a collective basis, and other qualitative components.

The allowance for loan losses increased by $80.0 million, or 53.7%, to $229.0 million, or 1.29% of total loans, at December 31, 2024 from $149.0 million, or 1.07% of total loans at December 31, 2023. The increase in the allowance for loan losses was primarily due to our merger with Cambridge, which was completed on July 12, 2024. In connection with the merger, we recorded an allowance for acquired PCD loans of $55.8 million, as a gross-up of the corresponding loan balance, and an allowance for acquired non-PCD loans of $40.9 million, recognized through the provision for allowance for loan losses immediately following the completion of the merger. Excluding these amounts, the allowance for loan losses decreased by $16.7 million from December 31, 2023 to December 31, 2024. For further discussion of the change in the allowance for loan losses and the provision for allowance for loans losses, refer to *Note 5, "Loans and Allowance for Credit Losses"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

In the ordinary course of business, we enter into commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable. The credit risk associated with these commitments is evaluated in a manner similar to the reserving method for loans receivable previously described. The reserve for unfunded lending commitments is included in other liabilities in the Consolidated Balance Sheets. Our reserve for unfunded lending commitments decreased by $1.0 million, or 7%, to $13.1 million at December 31, 2024 from $14.1 million at December 31, 2023. The decrease was primarily due to lower reserve rates and unfunded balances within the commercial construction portfolio, which were attributable to an improved economic forecast and draws by borrowers which served to reduce unfunded balances. The decrease in our reserve for unfunded lending commitments contributed to a decrease in our other non-interest expense during the year ended December 31, 2024.

The following table summarizes credit ratios for the periods presented:

Credit Ratios

	For the Year Ended December 31,				
	2024	2023	2022	2021	2020
	(Dollars in thousands)				
Net loan charge-offs (recoveries):					
Commercial and industrial	$ (59)	$ (283)	$ (1,053)	$ 623	$ 992
Commercial real estate	40,349	7,810	(91)	243	(206)
Commercial construction	—	—	—	—	—
Business banking	1,309	2,778	223	3,567	4,855
Residential real estate	(177)	(97)	(94)	(87)	(125)
Consumer home equity	(77)	(34)	(23)	(161)	421
Other consumer	1,906	1,953	1,625	1,373	2,129
Total net loan charge-offs	$ 43,251	$ 12,127	$ 587	$ 5,558	$ 8,066
Average loans:					
Commercial and industrial	$ 3,198,008	$ 3,197,668	$ 2,944,064	$ 2,015,665	$ 2,053,093
Commercial real estate	6,287,261	5,377,304	4,886,951	3,960,818	3,654,887
Commercial construction	453,372	357,499	294,805	191,771	226,286
Business banking	1,149,337	981,496	1,021,720	1,241,770	1,079,779
Residential real estate	3,213,200	2,536,374	2,063,193	1,508,796	1,398,337
Consumer home equity	1,292,616	1,193,270	1,129,757	869,110	902,634
Other consumer	216,900	188,476	197,659	233,932	334,257
Average total loans (1)	$ 15,810,694	$ 13,832,087	$ 12,538,149	$ 10,021,862	$ 9,649,273
Total net charge-offs (recoveries) to average total loans outstanding during the period					
Commercial and industrial	0.00 %	(0.01)%	(0.04)%	0.03 %	0.05 %
Commercial real estate	0.64	0.15	0.00	0.01	(0.01)
Commercial construction	—	—	—	—	—
Business banking	0.11	0.28	0.02	0.29	0.45
Residential real estate	(0.01)	0.00	0.00	(0.01)	(0.01)
Consumer home equity	(0.01)	0.00	0.00	(0.02)	0.05
Other consumer	0.88	1.04	0.82	0.59	0.64
Total net charge-offs to average total loans outstanding during the period	0.27 %	0.09 %	0.00 %	0.06 %	0.08 %
Total loans (2)	$ 17,778,354	$ 13,948,360	$ 13,562,528	$ 12,255,068	$ 9,706,989
Total non-accrual loans	$ 135,820	$ 52,557	$ 38,604	$ 32,993	$ 41,005
Allowance for loan losses	$ 228,952	$ 148,993	$ 142,211	$ 97,787	$ 113,031
Allowance for loan losses as a percent of total loans	1.29 %	1.07 %	1.05 %	0.80 %	1.16 %
Non-accrual loans as a percent of total loans	0.76 %	0.38 %	0.28 %	0.27 %	0.42 %
Allowance for loan losses as a percent of non-accrual loans	168.57 %	283.49 %	368.38 %	296.39 %	275.65 %

(1)   Average loan balances exclude loans held for sale.

(2)   Amounts presented include unearned discounts and deferred fees, net

Non-accrual loans increased $83.3 million, or 158%, to $135.8 million at December 31, 2024 from $52.6 million at December 31, 2023, primarily due to loans acquired from Cambridge and which were already on non-accrual or were transferred to non-accrual following the completion of the merger. As of December 31, 2024, the amount of loans on non-accrual which were acquired from Cambridge was $59.3 million. For additional information regarding the credit quality of our loans, see *Note 5, "Loans and Allowance for Credit Losses"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

The following tables set forth the allocation of the allowance for loan losses by loan categories listed in loan portfolio composition and the related loan balances as a percentage of total loans as of the dates indicated:

Summary of Allocation of Allowance for Loan Losses

	As of December 31,					
	2024			2023		
	Allowance for Loan Losses	Percent of Allowance in Category to Total Allowance	Percent of Loans in Category to Total Loans	Allowance for Loan Losses	Percent of Allowance in Category to Total Allowance	Percent of Loans in Category to Total Loans
	(Dollars in thousands)					
Commercial and industrial	$ 41,090	17.95 %	18.24 %	$ 26,959	18.09 %	21.71 %
Commercial real estate	116,175	50.74 %	39.37 %	65,475	43.95 %	39.05 %
Commercial construction	8,462	3.70 %	2.74 %	6,666	4.47 %	2.77 %
Business banking	19,899	8.69 %	8.01 %	14,913	10.01 %	7.77 %
Residential real estate	32,291	14.10 %	22.48 %	25,954	17.42 %	18.36 %
Consumer home equity	7,472	3.26 %	7.66 %	5,595	3.76 %	8.65 %
Other consumer	3,563	1.56 %	1.50 %	3,431	2.30 %	1.69 %
Total	$ 228,952	100.00 %	100.00 %	$ 148,993	100.00 %	100.00 %

	As of December 31,								
	2022			2021			2020		
	Allowance for Loan Losses	Percent of Allowance in Category to Total Allocated Allowance	Percent of Loans in Category to Total Loans	Allowance for Loan Losses	Percent of Allowance in Category to Total Allocated Allowance	Percent of Loans in Category to Total Loans	Allowance for Loan Losses	Percent of Allowance in Category to Total Allocated Allowance	Percent of Loans in Category to Total Loans
	(Dollars in thousands)								
Commercial and industrial	$ 26,859	18.89 %	23.21 %	$ 18,018	18.43 %	24.10 %	$ 26,617	23.54 %	20.51 %
Commercial real estate	54,730	38.49 %	37.97 %	52,373	53.56 %	36.82 %	54,569	48.28 %	36.73 %
Commercial construction	7,085	4.98 %	2.48 %	2,585	2.64 %	1.81 %	4,553	4.03 %	3.14 %
Business banking	16,189	11.38 %	8.03 %	10,983	11.23 %	10.87 %	13,152	11.64 %	13.76 %
Residential real estate	28,129	19.78 %	18.13 %	6,556	6.70 %	15.69 %	6,435	5.69 %	14.09 %
Consumer home equity	6,454	4.54 %	8.75 %	3,722	3.81 %	8.96 %	3,744	3.31 %	8.92 %
Other consumer	2,765	1.94 %	1.43 %	3,308	3.38 %	1.75 %	3,467	3.07 %	2.85 %
Other	—	— %	— %	242	0.25 %	— %	494	0.44 %	— %
Total	$ 142,211	100.00 %	100.00 %	$ 97,787	100.00 %	100.00 %	$ 113,031	100.00 %	100.00 %

To determine if a loan should be charged-off, all possible sources of repayment are analyzed. Possible sources of repayment include the potential for future cash flows, liquidation of the collateral and the strength of co-makers or guarantors. When available information confirms that specific loans or portions thereof are uncollectible, these amounts are promptly charged-off against the allowance for loan losses and any recoveries of such previously charged-off amounts are credited to the allowance for loan losses.

Regardless of whether a loan is unsecured or collateralized, we charge off the amount of any confirmed loan loss in the period when the loans, or portions of loans, are deemed uncollectible. For troubled, collateral-dependent loans, loss

confirming events may include an appraisal or other valuation that reflects a shortfall between the value of the collateral and the carrying value of the loan or receivable, or a deficiency balance following the sale of the collateral.

For additional information regarding our allowance for loan losses, see *Note 5, "Loans and Allowance for Credit Losses"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

Federal Home Loan Bank stock

The FHLBB is a cooperative that provides services to its member banking institutions. The primary reason for our membership in the FHLBB is to gain access to a reliable source of wholesale funding and as a tool to manage interest rate risk. The purchase of stock in the FHLB is a requirement for a member to gain access to funding. We purchase and/or are subject to redemption of FHLBB stock proportional to the volume of funding received and view the holdings as a necessary long-term investment for the purpose of balance sheet liquidity and not for investment return.

We held an investment in the FHLBB of $5.9 million at both December 31, 2024 and 2023. The amount of stock we are required to purchase is in proportional to our FHLB borrowings and level of total assets.

Goodwill and other intangible assets

The table below sets forth the carrying amount of goodwill and other intangible assets, net of accumulated amortization, as of the dates indicated below:

	As of December 31,	
	2024	2023
	(In thousands)	
Balances not subject to amortization		
Goodwill	$ 914,957	$ 557,635
Balances subject to amortization		
Core deposit intangibles	111,296	8,570
Customer list intangible	22,841	—
Trade name intangible	1,064	—
Total balances subject to amortization	135,201	8,570
Total goodwill and other intangible assets	$ 1,050,158	$ 566,205

The balance of our goodwill and other intangible assets was $1.1 billion and $0.6 billion at December 31, 2024 and 2023, respectively. The increase in goodwill and other intangible assets at December 31, 2024 from December 31, 2023 was due to our merger with Cambridge during the third quarter of 2024. Refer to *Note 3, "Mergers and Acquisitions"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K for additional discussion. We did not record any impairment to our goodwill or other intangible assets during the years ended December 31, 2024 and 2023. For discussion of the impairment testing performed, refer to *Note 8, "Goodwill and Core Deposit Intangible Asset"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

Deposits and other interest-bearing liabilities

Deposits originating within the markets we serve continue to be our primary source of funding our earning assets. Historically, we have been able to compete effectively for deposits in our primary market areas. The distribution and market share of deposits by type of deposit and type of depositor are important considerations in our assessment of the stability of our funding sources and our access to additional funds. Furthermore, we shift the mix and maturity of the deposits depending on economic conditions and loan and investment policies in an attempt, within set policies, to minimize cost and maximize net interest margin.

The following table presents our deposits as of the dates indicated, and the balance of deposits, by category, that were acquired in connection with our merger with Cambridge as of the merger date of July 12, 2024:

Components of Deposits

| | As of December 31, | | | Cambridge Acquired | Organic Change | |
	2024	2023	Change	Deposit Balances	Amount ($)	Percentage (%)
	(Dollars in thousands)					
Demand	$ 5,992,082	$ 5,162,218	$ 829,864	$ 979,895	$ (150,031)	(2.9)%
Interest checking	4,606,250	3,737,361	868,889	1,149,097	(280,208)	(7.5)%
Savings	1,620,602	1,323,126	297,476	471,340	(173,864)	(13.1)%
Money market investments	5,736,362	4,664,475	1,071,887	854,614	217,273	4.7 %
Certificate of deposits	3,336,323	2,709,037	627,286	418,771	208,515	7.7 %
Total deposits	$ 21,291,619	$ 17,596,217	$ 3,695,402	$ 3,873,717	$ (178,315)	(1.0)%

Deposits increased by $3.7 billion, or 21.0%, to $21.3 billion at December 31, 2024 from $17.6 billion at December 31, 2023. This increase was primarily due to the addition of deposits acquired in connection with our merger with Cambridge, which was completed on July 12, 2024. Excluding the acquired deposit balances, deposits decreased $178.3 million, or 1.0%, at December 31, 2024 from December 31, 2023. This decrease was primarily driven by a decrease in the balances of omnibus deposit accounts which decreased $285.3 million from December 31, 2023 to December 31, 2024 and which contributed to the decrease in interest checking deposits, excluding the impact of our merger with Cambridge. Further, the remaining changes, which taken together comprise an overall increase, reflect organic deposit growth and a continued shift in deposit mix from non-interest-bearing/low-yielding deposit accounts to interest-bearing/higher-yielding deposit account types during the year ended December 31, 2024. The shift in deposit mix was due primarily to increases in rates paid on money market investment deposits and certificates of deposit, which attracted depositors to such products.

The Bank's estimate of total uninsured deposits was $9.0 billion and $8.0 billion at December 31, 2024 and 2023, respectively. In accordance with the FDIC's Call Report instructions, these estimates include accounts of wholly-owned subsidiaries, the holding company, and internal operating deposit accounts (together referred to as "internal deposit accounts"). In addition, these estimates include municipal deposit accounts for which securities were pledged by us to secure such deposits ("collateralized deposits"). For liquidity monitoring purposes, we exclude internal deposit accounts and collateralized deposits from our estimate of uninsured deposits. Our estimate of uninsured deposits, excluding internal deposit accounts and collateralized deposits, was $6.9 billion and $5.5 billion at December 31, 2024 and December 31, 2023, respectively.

The following table presents the classification of deposits on an average basis for the years indicated:

Classification of Deposits on an Average Basis

| | For the Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate
	(Dollars in thousands)					
Demand	$ 5,348,124	— %	$ 5,404,208	— %	$ 6,647,518	— %
Interest checking	4,167,043	1.04 %	4,070,585	0.60 %	4,890,709	0.24 %
Savings	1,466,914	0.21 %	1,515,713	0.01 %	2,015,651	0.01 %
Money market investments	5,283,231	2.66 %	4,918,343	2.11 %	5,057,445	0.27 %
Certificates of deposit	3,146,139	4.78 %	2,303,520	4.24 %	463,261	0.70 %
Total deposits	$19,411,451	1.74 %	$18,212,369	1.24 %	$19,074,584	0.15 %

Other time deposits in excess of the FDIC insurance limit of $250,000, including certificates of deposits as of the dates indicated had maturities as follows:

Maturities of Time Certificates of Deposit $250,000 and Over

	As of December 31,			
	2024		2023	
Maturing in	(In thousands)			
Three months or less	$	416,015	$	278,281
Over three months through six months		544,598		262,761
Over six months through twelve months		156,565		316,408
Over twelve months		5,161		10,146
Total	$	1,122,339	$	867,596

Borrowings

Our borrowings may consist of both short-term and long-term borrowings and provide us with sources of funding. Maintaining available borrowing capacity provides us with a contingent source of liquidity.

The following table sets forth information concerning balances on our borrowings as of the dates indicated:

Borrowings by Category

	As of December 31,				Change		
	2024		2023		Amount ($)		Percentage (%)
	(In thousands)						
Escrow deposits of borrowers	$	27,721	$	21,978	$	5,743	26.1 %
Interest rate swap collateral funds		48,590		8,500		40,090	471.6 %
Federal Home Loan Bank advances		17,589		17,738		(149)	(0.8)%
Total	$	93,900	$	48,216	$	45,684	94.7 %

Our total borrowings increased by $45.7 million to $93.9 million at December 31, 2024 compared to $48.2 million at December 31, 2023. The increase was primarily due to increased balances of interest rate swap collateral funds. Refer to the later *"Liquidity, Capital Resources, Contractual Obligations, Commitments and Contingencies"* section in this Item 7 for additional discussion of our liquidity position.

Results of Operations

The information presented within this section excludes discontinued operations with regard to the year ended December 31, 2023. Refer to *Note 23, "Discontinued Operations"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K for further discussion regarding discontinued operations.

Summary of Results of Operations

	For the Year Ended December 31,				Change		
	2024		2023		Amount ($)		Percentage (%)
	(Dollars in thousands)						
Interest and dividend income	$	946,766	$	796,459	$	150,307	18.9 %
Interest expense		339,169		246,050		93,119	37.8 %
Net interest income		607,597		550,409		57,188	10.4 %
Provision for allowance for loan losses		67,380		20,052		47,328	236.0 %
Noninterest income (loss)		123,917		(237,753)		361,670	(152.1)%
Noninterest expense		508,368		418,602		89,766	21.4 %
Income tax expense (benefit)		36,205		(63,309)		99,514	(157.2)%
Net income (loss)	$	119,561	$	(62,689)	$	182,250	(290.7)%

Comparison of the Years Ended December 31, 2024 and 2023

Interest and Dividend Income

Interest and dividend income increased by $150.3 million, or 18.9%, to $946.8 million during the year ended December 31, 2024 from $796.5 million during the year ended December 31, 2023. The increase was due to an increase in the average balance of our loan portfolio and our yields and was partially offset by a decrease in interest income on securities and other short-term investments.

- Interest income on loans increased $155.9 million, or 23.9%, to $808.0 million during the year ended December 31, 2024 from $652.1 million during the year ended December 31, 2023. The increase in interest income on our loans was due to an increase in the average balance of our loans and an increase in the yield on our loans. The average balance of our loans increased $2.0 billion, or 14.3%, to $15.8 billion during the year ended December 31, 2024 from $13.8 billion during the year ended December 31, 2023, which was primarily due to loans acquired in connection with our merger with Cambridge of $3.7 billion. The increase in yield, which increased 39 basis points to 5.22% during the year ended December 31, 2024, from 4.83% during the year ended December 31, 2023, was primarily due to accretion of the discount on loans acquired in our merger with Cambridge, increases in market rates of interest which resulted in increased yields on variable rate loans which repriced, and new loans originated at higher rates of interest.

- Interest income on securities and other short-term investments decreased by $5.6 million, or 3.9%, to $138.7 million during the year ended December 31, 2024 from $144.4 million during the year ended December 31, 2023. The decrease was primarily driven by a decrease in the average balance of our securities and other short-term investments, which decreased $0.8 billion, or 11.2%, to $6.2 billion for the year ended December 31, 2024 from $7.0 billion for the year ended December 31, 2023. The decrease in the average balance was primarily due to our sales of AFS securities during the year ended December 31, 2024, as well as maturities and principal paydowns on AFS and HTM securities. Partially offsetting the decrease in the average balance of our securities and other short-term investments, and contributing to the overall increase in interest income during the year ended December 31, 2024, was an increase in our yield on our securities and other short-term investments which increased 16 basis points during the year ended December 31, 2024 in comparison to the year ended December 31, 2023 primarily due to an increase in the rate paid on our cash held at the Federal Reserve Bank of Boston from an average of 5.10% during the year ended December 31, 2023 to an average of 5.21% during the year ended December 31, 2024.

Interest Expense

Interest expense increased $93.1 million to $339.2 million during the year ended December 31, 2024 from $246.1 million during the year ended December 31, 2023. The overall increase was attributable to an increase in deposit interest expense partially offset by a decrease in borrowings interest expense.

During the year ended December 31, 2024, interest expense on our interest-bearing deposits increased by $111.3 million to $337.4 million from $226.1 million during the year ended December 31, 2023. This increase was due to an increase in the average balance of interest-bearing deposits. During the year ended December 31, 2024, average interest-bearing deposits increased $1.3 billion, or 9.8%, to $14.1 billion, from $12.8 billion during the year ended December 31, 2023 primarily as a result of our merger with Cambridge which added approximately $2.9 billion in interest-bearing deposits. Also contributing to the increase was an increase in rates paid on deposits. Rates paid on deposits increased by 63 basis points to 2.40% during the year ended December 31, 2024 from 1.77% during the year ended December 31, 2023. This was primarily due to our increasing overall deposit rates paid in response to an increase in market rates of interest and heightened industry-wide competition for deposits, as well as a shift in deposit mix from lower interest-bearing account types to higher interest-bearing account types.

Interest expense related to our borrowings decreased by $18.2 million to $1.8 million during the year ended December 31, 2024 from $20.0 million during the year ended December 31, 2023. The decrease in borrowings interest expense during the year ended December 31, 2024 compared to the year ended December 31, 2023 was due to a decrease in our utilization of our FHLB borrowing capacity. Our utilization of FHLBB borrowings was greater during the year ended December 31, 2023 compared to the year ended December 31, 2024 as we had bolstered our on-balance sheet liquidity in response to the bank failures in the first quarter of 2023. During the fourth quarter of 2023, we paid down our FHLB advances primarily with the proceeds from the sale of our insurance agency business, which occurred in the fourth quarter of 2023. Both of these factors resulted in a reduced average balance of borrowings during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Net Interest Income

Net interest income increased by $57.2 million, or 10.4%, to $607.6 million during the year ended December 31, 2024, from $550.4 million during the year ended December 31, 2023. Net interest income increased due to a increase in the balance of average total interest-earning assets of $1.2 billion, or 5.7%, to $22.0 billion during the year ended December 31, 2024 from $20.8 billion during the year ended December 31, 2023, as well as an increase in our net interest margin during the year ended December 31, 2024.

The following chart shows our net interest margin over the past five years:



Net interest margin is determined by dividing FTE net interest income by average-earning assets. For purposes of the following discussion, income from tax-exempt loans and investment securities has been adjusted to an FTE basis, using a marginal tax rate of 21.8%, 21.8%, and 21.6% for the years ended December 31, 2024, 2023, and 2022, respectively.

Net interest margin increased 12 basis points basis points to 2.85% during the year ended December 31, 2024, from 2.73% during the year ended December 31, 2023. The increase in net interest margin for the year ended December 31, 2024 from the year ended December 31, 2023 was primarily due to an increase in the average balance and yield on interest-earning assets which exceeded the increase in the cost of our interest-earning liabilities.

The following tables set forth average balance sheet items, average yields and costs, and certain other information for the periods indicated. All average balances in the table reflect daily average balances. Non-accrual loans were included in the computation of average balances but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees and costs, and discounts and premiums that are amortized or accreted to interest income or expense. Average asset and liability balances included in discontinued operations are included in non-interest-earnings assets and liabilities, respectively.

Average Balances, Interest Earned/Paid, & Average Yields/Costs

As of and for the Year Ended December 31,

	2024			2023			2022		
	Average Outstanding Balance	Interest	Average Yield / Cost	Average Outstanding Balance	Interest	Average Yield / Cost	Average Outstanding Balance	Interest	Average Yield / Cost
	(Dollars in thousands)								
Interest-earning assets:									
Loans (1):									
Commercial	$11,087,978	$ 591,885	5.34 %	$9,913,968	$491,427	4.96 %	$9,147,540	$366,097	4.00 %
Residential	3,214,769	131,648	4.10 %	2,538,588	90,139	3.55 %	2,064,609	63,803	3.09 %
Consumer	1,509,516	101,552	6.73 %	1,381,745	86,167	6.24 %	1,327,417	56,965	4.29 %
Total loans	15,812,263	825,085	5.22 %	13,834,301	667,733	4.83 %	12,539,566	486,865	3.88 %
Non-taxable investment securities	197,391	7,342	3.72 %	197,682	7,279	3.68 %	253,651	9,091	3.58 %
Taxable investment securities	5,176,736	90,582	1.75 %	6,050,024	101,233	1.67 %	8,413,217	118,690	1.41 %
Other short-term investments	810,670	42,377	5.23 %	720,864	37,395	5.19 %	420,834	3,271	0.78 %
Total interest-earning assets	21,997,060	965,386	4.39 %	20,802,871	813,640	3.91 %	21,627,268	617,917	2.86 %
Non-interest-earning assets	1,296,780			921,622			986,865		
Total assets	$23,293,840			$21,724,493			$22,614,133		
Interest-bearing liabilities:									
Deposits:									
Savings accounts	$1,466,914	$ 3,136	0.21 %	$1,515,713	$ 217	0.01 %	$2,015,651	$ 209	0.01 %
Interest checking accounts	4,167,043	43,187	1.04 %	4,070,585	24,235	0.60 %	4,890,709	11,675	0.24 %
Money market investments	5,283,231	140,695	2.66 %	4,918,343	104,002	2.11 %	5,057,445	13,479	0.27 %
Time accounts	3,146,139	150,349	4.78 %	2,303,520	97,621	4.24 %	463,261	3,258	0.70 %
Total interest-bearing deposits	14,063,327	337,367	2.40 %	12,808,161	226,075	1.77 %	12,427,066	28,621	0.23 %
Federal funds purchased	8	—	— %	8	—	— %	964	24	2.49 %
Other borrowings	68,227	1,802	2.64 %	418,876	19,975	4.77 %	255,668	8,482	3.32 %
Total interest-bearing liabilities	14,131,562	339,169	2.40 %	13,227,045	246,050	1.86 %	12,683,698	37,127	0.29 %
Demand accounts	5,348,124			5,404,208			6,647,518		
Other noninterest-bearing liabilities	545,291			522,239			451,384		
Total liabilities	20,024,977			19,153,492			19,782,600		
Shareholders' equity	3,268,863			2,571,001			2,831,533		
Total liabilities and shareholders' equity	$23,293,840			$21,724,493			$22,614,133		
Net interest income - FTE		$ 626,217			$567,590			$580,790	
Net interest rate spread (2)			1.99 %			2.05 %			2.57 %
Net interest-earning assets (3)	$7,865,498			$7,575,826			$8,943,570		
Net interest margin - FTE (4)			2.85 %			2.73 %			2.69 %
Average interest-earning assets to interest-bearing liabilities	155.66 %			157.28 %			170.51 %		
Return on average assets (5)	0.51 %			1.07 %			0.88 %		
Return on average equity (6)	3.66 %			9.03 %			7.05 %		
Noninterest expenses to average assets (7)	2.18 %			2.35 %			2.08 %		

(1)   Non-accrual loans are included in loans.
(2)   Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(3)   Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

(4)   Net interest margin - FTE represents fully-taxable equivalent net interest income divided by average total interest-earning assets. Refer to the earlier "*Non-GAAP Financial Measures*" section within this Item 7 for additional information.

(5)   Represents net income, including net income from discontinued operations, divided by average total assets. Discontinued operations is applicable to the years ended December 31, 2023 and 2022.

(6)   Represents net income, including net income from discontinued operations, divided by average equity. Discontinued operations is applicable to the years ended December 31, 2023 and 2022..

(7)   Includes noninterest expenses included in results of discontinued operations. Discontinued operations is applicable to the years ended December 31, 2023 and 2022. Refer to *Note 23, "Discontinued Operations*" within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

The following table presents, on a tax equivalent basis, the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

Rate and Volume Analysis

	For the Year Ended December 31, 2024 vs. 2023			For the Year Ended December 31, 2023 vs. 2022		
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Rate	Volume		Rate	Volume	
	(In thousands)					
Interest-earning assets:						
Loans						
Commercial	$ 39,550	$ 60,908	$ 100,458	$ 92,755	$ 32,575	$ 125,330
Residential	15,163	26,346	41,509	10,365	15,971	26,336
Consumer	7,078	8,307	15,385	26,783	2,419	29,202
Total loans	61,791	95,561	157,352	129,903	50,965	180,868
Non-taxable investment securities	74	(11)	63	243	(2,055)	(1,812)
Taxable investment securities	4,469	(15,120)	(10,651)	19,613	(37,070)	(17,457)
Other short-term investments	290	4,692	4,982	30,315	3,809	34,124
Total interest-earning assets	$ 66,624	$ 85,122	$ 151,746	$ 180,074	$ 15,649	$ 195,723
Interest-bearing liabilities:						
Deposits:						
Savings accounts	$ 2,926	$ (7)	$ 2,919	$ 68	$ (60)	$ 8
Interest checking accounts	18,365	587	18,952	14,813	(2,253)	12,560
Money market investments	28,532	8,161	36,693	90,904	(381)	90,523
Time accounts	13,640	39,088	52,728	52,706	41,657	94,363
Total interest-bearing deposits	63,463	47,829	111,292	158,491	38,963	197,454
Federal funds purchased	—	—	—	(12)	(12)	(24)
Other borrowings	(6,318)	(11,855)	(18,173)	4,673	6,820	11,493
Total interest-bearing liabilities	57,145	35,974	93,119	163,152	45,771	208,923
Change in net interest income	$ 9,479	$ 49,148	$ 58,627	$ 16,922	$ (30,122)	$ (13,200)

The following chart shows the composition of our yearly average interest-earning assets for the past five years:



Provision for Loan Losses

The provision for loan losses represents the charge to expense that is required to maintain an appropriate level of allowance for loan losses.

We recorded a provision for allowance for loan losses of $67.4 million for the year ended December 31, 2024, compared to a provision of $20.1 million for the year ended December 31, 2023. During the year ended December 31, 2024, we recorded a provision for allowance for loan losses of $40.9 million related to non-PCD loans acquired in connection with our merger with Cambridge which closed on July 12, 2024. Excluding this amount, the provision for the year ended December 31, 2024 was $26.5 million. Management determined a provision to be necessary for the year ended December 31, 2024 primarily due to $42.6 million in charge-offs of commercial real estate loans and due to an increase in specific reserves for commercial real estate loans collateralized by property in the office risk segment. Included in charge-offs of commercial real estate loans during the year ended December 31, 2024 was $41.3 million of charge-offs on loans collateralized by property in the office risk segment which transitioned to non-accrual status during the year ended December 31, 2024 and had not been previously reserved for on a specific reserve basis, and $19.8 million of charge-offs on PCD loans acquired in the merger with Cambridge.

Management's estimate of our allowance for loan losses as of December 31, 2024 and the provision for loan losses for the year ended December 31, 2024, was supported, in part, by Oxford Economics' December 2024 Baseline forecast ("the forecast") which was used to develop management's estimate of the effect of expected future economic conditions on the allowance for loan losses. The forecast assumed U.S. economic growth in 2025 will be consistent with 2024 as U.S. gross domestic product ("GDP") will grow by 2.6%. This forecast reflects the impact of steady consumer spending but a slight increase in the unemployment rate. Primary macroeconomic assumptions included in management's evaluation of the adequacy of the allowance for loan losses included a rise in the unemployment rate and a slight decline in the growth rate of U.S. GDP. Further, the forecast assumed that the FOMC will decrease federal funds rates several times in 2025. Refer to the section titled *"Outlook and Trends"* within this Item 7 for additional discussion. For additional discussion of our allowance for credit losses measurement methodology, see *Note 5, "Loans and Allowance for Credit Losses"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

To illustrate the sensitivity of the modeled result to the impact of a hypothetical change in the economic forecast, management calculated the allowance for loan losses assuming the downside economic forecast scenario and, separately, the upside economic forecast scenario. The downside scenario assumed the U.S. economy will experience a slight growth in GDP in 2025 of 0.1%. Use of the downside scenario would have resulted in an incremental increase in the allowance for loan losses of approximately $16.9 million as of December 31, 2024. The upside scenario assumed GDP growth of 3.3% in 2025 along with sustained recovery. Use of the upside scenario would have resulted in an incremental decrease in the allowance for loan losses of approximately $6.3 million as of December 31, 2024.

Our periodic evaluation of the appropriate allowance for loan losses considers the risk characteristics of the loan portfolio, current economic conditions, and trends in loan delinquencies and charge-offs.

Noninterest Income

The following table sets forth information regarding noninterest income for the periods shown:

Noninterest Income (Loss)

	For the Year Ended December 31,		Change	
	2024	2023	Amount	%
	(Dollars in thousands)			
Trust and investment advisory fees	$ 46,126	$ 24,264	$ 21,862	90.1 %
Service charges on deposit accounts	32,004	28,631	3,373	11.8 %
Debit card processing fees	14,177	13,469	708	5.3 %
Interest rate swap income	2,819	1,536	1,283	83.5 %
Income from investments held in rabbi trusts	9,675	9,305	370	4.0 %
Losses on sales of commercial and industrial loans	—	(2,738)	2,738	(100.0)%
Losses on sales of mortgage loans held for sale, net	(920)	(507)	(413)	81.5 %
Losses on sales of securities available for sale, net	(16,798)	(333,170)	316,372	(95.0)%
Other	36,834	21,457	15,377	71.7 %
Total noninterest income (loss)	$ 123,917	$ (237,753)	$ 361,670	(152.1)%

Noninterest income increased $361.7 million, or 152.1%, to $123.9 million for the year ended December 31, 2024 from a net loss of $237.8 million for the year ended December 31, 2023. This increase was primarily due to a $316.4 million decrease in losses on sales of securities available for sale, a $21.9 million increase in trust and investment advisory fees, a $15.4 million increase in other noninterest income, and a $3.4 million increase in service charges on deposit accounts.

- We recorded losses of $16.8 million and $333.2 million on sales of securities available for sale, net, for the years ended December 31, 2024 and 2023, respectively.

  ◦ In the second quarter of 2024, an early withdrawal of an omnibus deposit contract occurred which had a balance of $100.0 million at the time of the contract termination. Management made the decision to sell certain available for sale securities following the early termination in order to recoup liquidity.

  ◦ In July 2024, following our merger with Cambridge, we sold all securities that we had acquired through the merger. However, such securities had been adjusted to fair value in connection with our merger purchase accounting based upon the quoted sale price. As such, no gain or loss was recognized from the sale of such securities.

  ◦ In the fourth quarter of 2024, management made the decision to sell lower yielding available for sale securities at a loss to offset a gain recognized upon sale of an other equity investment we sold in the fourth quarter of 2024.

  ◦ We recorded losses during the year ended December 31, 2023 as management made the decision to sell certain available for sale securities in connection with a balance sheet repositioning in March 2023.

- Trust and investment advisory fees increased due to an increase in our assets under management, which increased due to an increase in our wealth management and trust operations as a result of our merger with Cambridge through which we acquired $5.0 billion in assets held in a fiduciary, custodial or agency capacity for customers.

- Other noninterest income increased primarily as a result of a $9.3 million gain on sale of an other equity investment held by us, as described above. Also contributing to the increase was $7.8 million of fee income received as a result of the early withdrawal of an omnibus deposit contract which had a balance of $100.0 million, as described above.

- Service charges on deposit accounts increased primarily as a result of increased corporate account analysis charges as a result of an increase in our account analysis service prices charged to customers during the year ended December 31, 2024.

Noninterest Expense

The following table sets forth information regarding noninterest expense for the periods shown:

Noninterest Expense

	For the Year Ended December 31,				Change in Merger & Acquisition Expenses, Net (1)	Change Excluding Merger & Acquisition Expenses (1)
			Change			
	2024	2023	Amount	%		
	(Dollars in thousands)					
Salaries and employee benefits	$ 302,345	$ 253,037	$ 49,308	19.5 %	$ 14,714	$ 34,594
Office occupancy and equipment	46,515	35,992	10,523	29.2 %	4,581	5,942
Data processing	75,383	55,308	20,075	36.3 %	3,562	16,513
Professional services	20,073	17,385	2,688	15.5 %	3,240	(552)
Marketing	7,824	7,592	232	3.1 %	70	162
FDIC insurance	13,866	21,874	(8,008)	(36.6)%	—	(8,008)
Amortization of other intangible assets	14,569	1,804	12,765	707.6 %	—	12,765
Other	27,793	25,610	2,183	8.5 %	5,002	(2,819)
Total noninterest expense	$ 508,368	$ 418,602	$ 89,766	21.4 %	$ 31,169	$ 58,597

(1) We recorded merger and acquisition expenses of $36.7 million and $5.5 million during the years ended December 31, 2024 and 2023, respectively, related to our merger with Cambridge. These columns display the period-over-period change in merger and acquisition expenses by financial statement line item and the change in account balances excluding such amounts.

Noninterest expense increased by $89.8 million, or 21.4%, to $508.4 million during the year ended December 31, 2024 from $418.6 million during the year ended December 31, 2023. This increase was primarily due to an increase in merger and acquisition expenses of $31.2 million and the following items, which exclude merger and acquisition expenses: a $34.6 million increase in salaries and employee benefits, a $16.5 million increase in data processing, a $12.8 million increase in amortization of intangible assets, and a $5.9 million increase in office occupancy and equipment. These increases were partially offset by a $8.0 million decrease in FDIC insurance expenses.

- Merger and acquisition expenses increased as our merger with Cambridge was completed in the third quarter of 2024 around such time the majority of the related expenses were incurred.
- Salaries and employee benefits expenses increased primarily due to an increase in salaries and wages expense, an increase in share-based compensation, an increase in pension service cost.
    - Salaries and wages expense, excluding merger and acquisition expenses, increased $20.5 million primarily due to an increase in the number of employees as a result of our merger with Cambridge as well as regular annual wage increases.
    - Share-based compensation, excluding merger and acquisition expenses, increased due to an increase in the number of employees in the “2021 Equity Plan”, which was the result of our merger with Cambridge, as well as additional restricted stock awards granted to two new executives who were hired during the year ended December 31, 2024.
    - Pension service cost primarily increased due to an increase in the number of employees enrolled in our Defined Benefit Plan during the year ended December 31, 2024. Also contributing to the increase was an increase in the interest crediting rate on cash balance accounts in the plan during the year ended December 31, 2024.
- Data processing, excluding merger and acquisition expenses, increased primarily as a result of a increase in software expenses, which were primarily driven by an increase in cybersecurity software expenses. The increase in these expenses was driven by efforts to improve our cybersecurity technology to better protect against cybersecurity threats.
- Amortization of intangible assets increased primarily due to an increase in intangible assets in connection with our merger with Cambridge, resulting in a corresponding increase in amortization expense.
- Office occupancy and equipment, excluding merger and acquisition expenses, increased primarily due to the addition of properties resulting from our merger with Cambridge.

- FDIC insurance expenses decreased primarily due to the FDIC's special assessment for which the majority was accrued for in the fourth quarter of 2023. In 2023, the FDIC announced that, as required by the FDIA, any losses to the Deposit Insurance Fund ("DIF") to support uninsured depositors would be recovered by a special assessment. On November 16, 2023, the FDIC published in the Federal Register its final rule that imposes special assessments to recover the loss to the DIF arising from the protection of uninsured depositors in connection with the systemic risk determination announced on March 12, 2023, following the closures of SVB and Signature Bank, as required by the FDIA. We recognized the special assessment estimate of $10.8 million in full upon finalization of the rule in the fourth quarter of 2023. In June 2024, we received the FDIC's additional special assessment invoice, which included an incremental assessment amount of $1.9 million. We recorded this amount during the second quarter of 2024.

Income Taxes

We recognize the tax effect of all income and expense transactions in each year's consolidated statements of income, regardless of the year in which the transactions are reported for income tax purposes. The following table sets forth information regarding our tax provision included in continuing operations and applicable tax rates for the periods indicated:

Tax Provision and Applicable Tax Rates

	For the Year Ended December 31,	
	2024	2023
	(Dollars in thousands)	
Combined federal and state income tax provisions	$ 36,205	$ (63,309)
Effective income tax rates	23.2 %	50.2 %
Blended statutory tax rate	27.7 %	28.2 %

Income tax expense increased by $99.5 million to expense of $36.2 million in the year ended December 31, 2024 from a benefit of $63.3 million in the year ended December 31, 2023. The increase to net expense for the year ended December 31, 2024 was primarily due to pre-tax losses resulting from losses on sales available for sale securities in the first quarter of 2023. Also contributing to the increase was a $7.4 million expense recorded in 2024 for the lost state tax benefit associated with the 2024 Massachusetts state tax net operating loss which cannot be carried over. The state tax net operating losses were due to the tax losses incurred as a result of the liquidation of the securities acquired in connection with our merger with Cambridge.

During the first quarter of 2023, we liquidated Market Street Securities Corporation ("MSSC"), a wholly owned subsidiary, and transferred all of MSSC's assets to Eastern Bank. In connection with the liquidation and subsequent transfer of securities previously held by MSSC to Eastern Bank, the Company recognized an additional deferred income tax benefit of $23.7 million. This deferred income tax benefit resulted from a state tax rate change applied to the deferred tax asset related to the securities transferred to Eastern Bank.

For additional information related to the Company's income taxes see *Note 13, "Income Taxes"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results could differ from these estimates.

While our significant accounting policies are discussed in detail in *Note 2, "Summary of Significant Accounting Policies"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Allowance for Loan Losses. The allowance for credit losses, or ACL, is established to provide for our current estimate of expected lifetime credit losses on loans measured at amortized cost and unfunded lending commitments at the balance sheet date and is established through a provision for credit losses charged to net income.

Management uses a methodology to systematically estimate the amount of expected lifetime losses in the portfolio. Expected lifetime losses are estimated on a collective basis for loans sharing similar risk characteristics and are

determined using a quantitative model combined with an assessment of certain qualitative factors designed to address forecast risk and model risk inherent in the quantitative model output. For commercial and industrial, commercial real estate, commercial construction and business banking portfolios, the quantitative model uses a loan rating system which is comprised of management's determination of a financial asset's probability of default ("PD"), loss given default ("LGD") and exposure at default ("EAD"), which are derived from historical loss experience and other factors. For residential real estate, consumer home equity and other consumer portfolios, our quantitative model uses historical loss experience.

The quantitative model estimates expected credit losses using loan level data over the estimated life of the exposure, considering the effect of prepayments. Economic forecasts, one of the most significant judgments influencing the ACL, are incorporated into the estimate over a reasonable and supportable forecast period of eight quarters, beyond which is a reversion to our historical loss average which occurs over a period of four quarters.

For further discussion of management's economic forecast assumptions and our sensitivity analysis of the allowance for loan losses as of December 31, 2024, refer to the earlier *"Provision for Loan Losses"* discussion within the *"Results of Operations"* within this Item 7. For additional information on our allowance for loan losses, refer to *Note 5, "Loans and Allowance for Credit Losses"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

Goodwill. Acquisitions of businesses are accounted for using the acquisition method of accounting whereby goodwill represents the excess of purchase price over the fair value of net assets acquired.

We evaluate goodwill for impairment at least annually, which we performed as of September 30, 2024, using a quantitative impairment approach. Following management's decision to change its annual assessment date, we performed an assessment as of November 30, 2024, described further below. For additional information regarding the change in annual assessment date, refer to *Note 8, "Goodwill and Other Intangible Assets"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K. An assessment is also performed to the extent relevant events and/or circumstances occur which may indicate it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. The quantitative impairment test compares the book value to the fair value of each reporting unit. If the book value exceeds the fair value, an impairment is charged to net income. As of December 31, 2024, management identified one reporting unit for purposes of testing goodwill for impairment: the banking business.

We performed our annual assessment of impairment for the banking business as of September 30, 2024. The assessment included a comparison of the banking reporting unit's carrying value of equity to estimated fair value of equity using the market capitalization method of the market approach. We evaluated conditions as of the assessment date and how a market participant would evaluate a control premium for the banking reporting unit. The implied control premium was estimated using the discounted cash flow method of the income approach by evaluating the present value of market participant cost savings and synergies. Based upon the assessment, we determined there was no impairment of our goodwill as of September 30, 2024.

In addition, following management's decision to change the date at which our annual impairment assessment is performed, we performed our annual assessment for the banking business as of November 30, 2024, our new annual assessment date. The assessment included a comparison of the banking reporting unit's carrying value of equity to estimated fair value of equity based on our market capitalization. The assessment also considered the changes in market conditions from the September 30, 2024 assessment. Based upon the assessment, it was determined there was no impairment of our goodwill as of November 30, 2024. Refer to *Note 8, "Goodwill and Other Intangible Assets"* within the Notes to the Consolidated Financial Statements included in Item 8 in this Annual Report on Form 10-K for additional discussion of the change in annual impairment assessment date.

Significant management judgment is necessary in the determination of the fair value of a reporting unit as the estimated fair value of equity and of the implied control premium requires estimation of future cash flows and the evaluation of the present value of market participant cost savings and synergies. The determination of fair value is a highly subjective process, and actual future cash flows may differ from forecasted results.

Our discount rate was based upon the estimated cost of equity under the Capital Asset Pricing Model, which considers the risk-free interest rate, market risk premium, size premium, company specific premium and beta specific to a particular reporting unit.

For additional information on our goodwill and other intangibles, refer to *Note 8, "Goodwill and Other Intangible Assets"* within the Notes to the Consolidated Financial Statements included in Item 8 in this Annual Report on Form 10-K.

Business Combinations. As indicated above, acquisitions of businesses are accounted for using the acquisition method of accounting. In accordance with applicable accounting guidance, we recognize assets acquired and liabilities assumed at their respective fair values as of the date of acquisition, with the related transaction costs expensed in the period incurred. We use third party valuation specialists to assist in the determination of fair value of certain assets and liabilities at the merger date,

including loans, core deposit intangibles, customer list intangibles, trade name intangibles and time deposits. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed on the acquisition date, the estimates are inherently uncertain. For further discussion of our methodology for estimating the fair value of acquired assets and assumed liabilities in connection with our merger with Cambridge, see *Note 3, "Mergers and Acquisitions"* within the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

The allowance for credit losses on PCD loans is recognized within business combination accounting. The allowance for credit losses on non-PCD loans is recognized as a provision expense in the same period as the business combination. For further discussion of our accounting policies for estimating credit losses on acquired loans, see *Note 2, "Summary of Significant Accounting Policies"* within the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

Income Taxes. We account for income taxes by establishing deferred tax assets and liabilities for the temporary differences between the accounting basis and the tax basis of our assets and liabilities at enacted tax rates. We make significant judgments regarding the amount and timing of recognition of deferred tax assets and liabilities. This requires subjective projections of future taxable income resulting from interest on loans and securities, as well as noninterest income. A valuation allowance is established if it is considered more-likely-than-not that all or a portion of the deferred tax assets will not be realized. Interest and penalties paid on the underpayment of income taxes are classified as income tax expense.

We periodically evaluate the potential uncertainty of our tax positions as to whether it is more-likely-than-not its position would be upheld upon examination by the appropriate taxing authority. The tax position is measured at the largest amount of benefit that we believe is greater than 50% likely of being realized upon settlement.

For additional information on our income taxes, refer to *Note 13, "Income Taxes"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

Pension and other Post Retirement Benefit Plans. For information regarding our pension and other postretirement benefit plans including our pension contributions, investment strategies, assumptions, the change in benefit obligation and related plan assets, pension funding requirements and future net benefit payments, refer to *Note 2, "Summary of Significant Accounting Policies"* and *Note 15, "Employee Benefits"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

Our defined benefit pension plans are accounted for on an actuarial basis, which requires the selection of various assumptions, including an expected long-term rate of return on plan assets for our Qualified Defined Benefit Pension Plan ("Defined Benefit Plan"), a discount rate, lump sum conversion rates, compensation and benefit limitation increase assumptions, mortality rates of participants and expectation of mortality improvement. The expected long-term rate of return on plan assets that is utilized in determining Defined Benefit Plan pension expense is derived from periodic studies, which include a review of asset allocation strategies, investment policy, amount and types of expenses that will be paid from the Defined Benefit Plan, and the expected long-term return for the Defined Benefit Plan using recent forward looking capital market assumptions published by leading financial organizations. While the studies give appropriate consideration to recent plan performance and historical returns, the assumptions are primarily long-term, prospective rates of return.

In November 2024, an investment policy study was completed for the Defined Benefit Plan. As a result of the study, it was determined that the weighted-average long-term rate of return on assets of 7.25% was reasonable as of December 31, 2024.

Another key assumption in determining net pension expense is the assumed discount rate used to discount plan obligations. We estimate the assumed discount rate for all pension plans using a cash flow matching approach, which uses projected cash flows matched to spot rates along the Financial Times Stock Exchange ("FTSE") above-median yield curve to determine the weighted-average discount rate for the calculation of the present value of cash flows. We apply the individual annual yield curve rates instead of the assumed discount rate to determine the service cost and interest cost, which more specifically links the cash flows related to service cost and interest cost to bonds maturing in their year of payment.

For our Defined Benefit Plan and the Non-Qualified Benefit Equalization Plan, the interest rates used to convert annuities to the actuarial equivalent lump sum amounts were selected based on the applicable segment rates under Internal Revenue Code Section 417(e) and rounded up to the nearest 25 basis points to account for the increase in bond yields during December 2024.

The Society of Actuaries ("SOA") most recently issued mortality improvement tables during the year ended December 31, 2021. We reviewed our recent mortality experience and we determined our current mortality assumptions were appropriate to measure our pension plan obligations as of December 31, 2024.

Significant differences in actual experience or significant changes in assumptions may materially affect the pension obligations. The effects of actual results differing from assumptions and the changing of assumptions are included in

unamortized net actuarial gains and losses that are subject to amortization to pension expense over future periods. The unamortized pre-tax actuarial loss on all of our pension plans was $34.1 million and $69.7 million at December 31, 2024 and December 31, 2023, respectively. The year-over-year change was primarily due to an increase in plan assets and an increase in discount rates, partially offset by a decrease in lump sum conversion rates assumptions used for determining the benefit obligation.

The overfunded status of all of our pension plans improved during the year ended December 31, 2024 to $110.9 million from $69.0 million primarily due to: (i) actual pension plan investment returns greater than expected of $12.7 million; and (ii) the favorable effect of an increase in discount rates of $22.2 million; partially offset by (iii) changes in other actuarial assumptions and demographic data updates; and (iv) the unfavorable effect of a decrease in lump sum conversion rates of $0.3 million.

The following table illustrates the sensitivity to a change in certain assumptions for the pension plans, holding all other assumptions constant:

	Effect on 2024 Pension Expense	Effect on December 31, 2024 Pension Benefit Obligation
	(in thousands)	
25 basis point decrease in discount rate	$ 873	$ 9,368
25 basis point increase in discount rate	(835)	(8,989)
25 basis point decrease in expected rate of return on plan assets	1,128	N/A
25 basis point increase in expected rate of return on plan assets	(1,128)	N/A
25 basis point decrease in lump sum conversion rates	454	2,959
25 basis point increase in lump sum conversion rates	(434)	(2,841)

Recent Accounting Pronouncements

Relevant standards that we adopted during the year ended December 31, 2024:

In March 2023, the FASB issued ASU 2023-02, *Investments–Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method* ("ASU 2023-02"). This update permits reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if the following conditions are met:

1. It is probable that the income tax credits allocable to the tax equity investor will be available.

2. The tax equity investor does not have the ability to exercise significant influence over the operating and financial policies of the underlying project.

3. Substantially all of the projected benefits are from income tax credits and other income tax benefits. Projected benefits include income tax credits, other income tax benefits, and other non-income-tax-related benefits. The projected benefits are determined on a discounted basis, using a discount rate that is consistent with the cash flow assumptions used by the tax equity investor in making its decision to invest in the project.

4. The tax equity investor's projected yield based solely on the cash flows from the income tax credits and other income tax benefits is positive.

5. The tax equity investor is a limited liability investor in the limited liability entity for both legal and tax purposes, and the tax equity investor's liability is limited to its capital investment.

Under previously effective accounting standards, the proportional amortization method was allowable only for equity investments in low-income-housing tax credit structures. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the income tax credits and other income tax benefits received and recognizes the net amortization and income tax credits and other income tax benefits in the income statement as a component of income tax expense (benefit). Updates made by ASU 2023-02 allow a reporting entity to make an accounting policy election to apply the proportional amortization method on a tax-credit-program-by-tax-credit-program basis. The Company had previously made an accounting policy election to account for its investments in low-income-housing tax credit investments using the proportional amortization method. This election was made upon the Company's adoption of ASU 2014-01, *Investments–Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects*, which

introduced the option to apply proportional amortization to low-income-housing tax credit investments. We adopted this standard on January 1, 2024 and such adoption did not have a material impact on our Consolidated Financial Statements.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The amendments in this update are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this update:

1. Require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision-maker ("CODM") and included within each reported measure of segment profit or loss (collectively referred to as the "significant expense principle").

2. Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss.

3. Require that a public entity provide all annual disclosures about a reportable segment's profit or loss and assets currently required by ASC 280, *Segment Reporting* in interim periods.

4. Clarify that if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity's consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under U.S. GAAP, a public entity is not precluded from reporting additional measures of a segment's profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources.

5. Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources.

6. Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this update and all existing segment disclosures in Topic 280.

The adoption of this standard did not have a material impact on our Consolidated Financial Statements.

Relevant standards that were recently issued but which we had not yet adopted as of December 31, 2024:

In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements–Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative* ("ASU 2023-06"). The amendments in this update modify the disclosure or presentation requirements for a variety of topics in the codification. Certain amendments represent clarifications to or technical corrections of the current requirements. The following is a summary of the topics included in the update and which pertain to the Company:

1. Statement of cash flows (Topic 230): Requires an accounting policy disclosure in annual periods of where cash flows associated with derivative instruments and their related gains and loses are presented in the statement of cash flows;

2. Accounting changes and error corrections (Topic 250): Requires that when there has been a change in the reporting entity, the entity disclose any material prior-period adjustment and the effect of the adjustment on retained earnings in interim financial statements;

3. Earnings per share (Topic 260): Requires disclosure of the methods used in the diluted earnings-per-share computation for each dilutive security and clarifies that certain disclosures should be made during interim periods, and amends illustrative guidance to illustrate disclosure of the methods used in the diluted earnings per share computation;

4. Commitments (Topic 440): Requires disclosure of assets mortgaged, pledged, or otherwise subject to lien and the obligations collateralized; and

5. Debt (Topic 470): Requires disclosure of amounts and terms of unused lines of credit and unfunded commitments and the weighted-average interest rate on outstanding short-term borrowings.

For public business entities, the amendments in ASU 2023-06 are effective on the date which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027, the SEC has not removed the applicable requirement from Regulation and S-X or Regulation S-K, the pending content of the related amendment will be removed from the codification and will not become effective for any entity. Early adoption is not permitted and the

amendments are required to be applied on a prospective basis. We expect the adoption of this standard will not have a material impact on our Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The amendments in this update are intended to improve income tax disclosure requirements, primarily through enhanced disclosures related to the existing requirements to disclose a rate reconciliation, income taxes paid and certain other required disclosures. Specifically, the amendments in this update:

1. Require that a public entity disclose, on an annual basis: (1) specific categories in the rate reconciliation and (2) additional information for reconciling items that meet a quantitative threshold. The update requires disclosure of such reconciling items according to requirements indicated in the update.

2. Require that all entities disclose certain disaggregated information regarding income taxes paid.

3. Require that all entities disclose certain disaggregated information regarding income tax expense.

4. Eliminate the requirement to: (1) disclose the nature and estimate of the range of reasonably possible changes in the unrecognized tax benefits balance in the next 12 months or (2) make a statement that an estimate of the range cannot be made.

5. Remove the requirement to disclose the cumulative amount of each type of temporary difference when a deferred tax liability is not recognized because of exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures.

For public business entities, the amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024. Adoption should be done on a prospective basis and retrospective application is permitted.

In November 2024, the FASB issued ASU 2024-03, *Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40)*. The amendments in this update require disclosure, in the notes to the financial statements, of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity:

1. Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e).

2. Include certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements.

3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively.

4. Disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses.

For public business entities, the amendments in ASU 2024-03 are effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this update are to be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this update or (2) retrospectively to any or all prior periods presented in the financial statements.

Management of Market Risk

General. Market risk is the sensitivity of the net present value of assets and liabilities and/or income to changes in interest rates, foreign exchange rates, commodity prices and other market-driven rates or prices. Interest rate sensitivity is the most significant market risk to which we are exposed. Interest rate risk is the sensitivity of the net present value of assets and liabilities and income to changes in interest rates. Changes in interest rates, as well as fluctuations in the level and duration of assets and liabilities, affect net interest income, our primary source of income. Interest rate risk arises directly from our core banking activities. In addition to directly impacting net interest income, changes in the level of interest rates can also affect the amount of loans originated, the timing of cash flows on loans and securities, and the fair value of assets and liabilities, as well as other aspects of our business.

Governance. The primary goal of interest rate risk management is to attempt to control this risk within policy limits approved by the Risk Management Committee of our Board of Directors ("RMC"), and within the Risk Appetite Statement formally adopted by the Board of Directors and described further below.

These limits reflect our tolerance for interest rate risk over both short-term and long-term horizons, are designed to encompass market rate shocks that would take place with both gradual and immediate effect and cover a range of scenarios from mild to extreme market shocks. More specifically, and as further described below, our policy limits govern:

- The maximum amount of acceptable earnings loss due to market risk in year one of a two-year earnings simulation, determined by net interest income analysis;

- The maximum amount of acceptable earnings loss due to market risk in year two of a two-year earnings simulation, determined by net interest income analysis;

- The maximum amount of acceptable decline in the present value of equity due to market risk, determined by economic value of equity analysis;

- The maximum acceptable size of the investment portfolio relative to total assets;

- Concentration limits on investment asset types to ensure appropriate portfolio diversification;

- Maximum maturity and weighted average life per security at time of purchase in both a base case and a shocked rate scenario to measure extension risk;

- The maximum acceptable duration of the investment and hedging derivatives portfolio; and

- Guidelines on accounting classification of securities including held for trading, available for sale and held to maturity.

Policy limits are tested quarterly, and the results are reported to the Asset Liability Committee ("ALCO"), which is a subcommittee of management's Enterprise Risk Management Committee ("ERMC"), and to RMC. RMC advises the Board of Directors with respect to the adequacy of capital allocated based on the level of risk as well as risk issues that could impact liquidity and/or capital adequacy. From time to time, we expect we will exceed policy limits, in which case we may seek corrective action after considering, among other things, market conditions, customer reaction, and the estimated impact on profitability. A remediation plan will be presented to ALCO, ERMC and RMC that carefully outlines the proposed corrective action.

We attempt to manage interest rate risk by identifying, quantifying, and where appropriate, hedging our exposure to market risk. If assets and liabilities do not re-price simultaneously and in equal volume, the potential for interest rate exposure exists. Our objective is to maintain stability in the growth of net interest income through the maintenance of an appropriate mix of interest-earning assets and interest-bearing liabilities and, when necessary and within limits that management determines to be prudent, through the use of off-balance sheet hedging instruments including, but not limited to, interest rate swaps, floors and caps.

Our asset-liability management strategy is devised and monitored by our ALCO in accordance with policies approved by RMC. ALCO operates under a charter developed and approved by ERMC. ALCO meets monthly, or more frequently as needed, to review, among other things, our sensitivity to interest rate changes, loan pricing and activity, investment activity and strategy, hedging strategies, deposit pricing and funding strategies with respect to overall balance sheet composition, as well as earnings simulations over multiple years. ALCO may meet more frequently if there are changes in the economic environment, such as rapid increases or decreases in interest rates due to or as a result of exogenous or unknown factors so that ALCO can make any necessary strategic adjustments to better manage interest rate risk. ALCO's membership is comprised of executive management of the Company, and representatives from various lines of business are in regular attendance, including representation from Enterprise Risk Management ("ERM"). ALCO reports regularly to RMC on these risks and objectives with independent oversight and reporting from our Financial and Model Risk Management group within ERM.

As a company offering banking and other financial services, certain elements of risk are inherent in our transactions and operations and are present in the business decisions we make. We, therefore, encounter risk as part of the normal course of our business, and we design risk management processes to help manage these risks. In its oversight of our risk management framework, the Board of Directors has adopted a formal Risk Appetite Statement ("RAS") which defines the aggregate level of risk and the types of risk the Company is willing to assume to achieve its corporate strategy and objectives. The Board of Directors regularly assesses whether the approved policy limits, as described further above, conform to stated risk appetite. The Board of Directors monitors, on at least a quarterly basis, a set of key risk metrics, including those, but not limited to those, pertaining to market risk. Monitoring these metrics can help to identify trends in risk profile or emerging risks over time, and where applicable, determine where adjustments may be required to business strategy or tactics. Within our risk management framework, the functional responsibilities of risk management are divided into a tiered model, involving three lines of defense:

1. The Finance Department to which primary market risk ownership belongs including monitoring and tracking of risk, model development and maintenance, and execution of strategy and tactics to mitigate market risk;

2. The ERM Department which conducts independent risk and controls assessments to ensure appropriate risk identification, management, and reporting. The Model Risk Management group ("MRM") within ERM is responsible for independent oversight of models used to measure market risk, including model and assumption implementation, development, and conceptual soundness; and

3. The Internal Audit Department which independently assesses the operating effectiveness of the first- and second-line processes and controls.

Comments on Recent Developments. During the past several years, the U.S. economy has experienced both sharp increases and decreases in interest rates. As noted in the earlier section titled *"Outlook and Trends"* within this Item 7, beginning in March 2022, the Federal Open Market Committee ("FOMC") voted to increase the federal funds rate multiple times from a range of 0.00% to 0.25% to a range of 5.25% to 5.50% on July 26, 2023. The FOMC next adjusted the federal funds rate on September 18, 2024, when the FOMC reduced the target range by 50 basis points to a range of 4.75% to 5.00% and again on November 7, 2024, when the FOMC reduced the target range further by 25 basis points to a range of 4.50% to 4.75%. Our market risk management framework is designed for the potential for such rapid changes in interest rates, by establishing policy limits on such rapid shocks and periodically back-testing modeled to actual results. Back-testing of top-line results as well as key assumptions is performed against established thresholds as part of our ongoing monitoring governance of our models, and results are reported to ALCO and MRM. Should back-testing results exceed established performance thresholds, the model and underlying assumptions will be reviewed for recalibration.

Net Interest Income Analysis. We analyze our sensitivity to changes in interest rates through a net interest income ("NII") model. We model our NII over a 12-month and 24-month period assuming no changes in interest rates and a static balance sheet, where cash flows from financial assets and liabilities are replaced with new business of similar terms at current rates. The impact of our interest rate derivatives designated as hedging instruments are included in the model results. We then model NII for the same period under the assumption that market rates increase and decrease instantaneously by certain basis point increments, which vary by period depending upon market conditions, with changes in interest rates representing immediate, permanent, and parallel shifts in the yield curve. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the "Changes in Interest Rates" column in the table below.

Many assumptions are made in the modeling process for both NII and economic value of equity ("EVE", discussed further below), including but not limited to the repricing and maturity characteristics of existing and new business, loan and security prepayments, administered deposit rate betas, duration of deposits without stated maturity dates, and other option risks. Management believes these assumptions to be reasonable for the various interest rate environments modeled. However, differences in actual results from these assumptions could change our exposure to interest rate risk. The models assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Additionally, the model requires that interest rates remain positive for all points along the yield curve for each rate scenario which may preclude the modeling of certain falling rate scenarios during periods of lower market interest rates. We do not model negative interest rate scenarios.

Because of the limitations inherent in any modeling approach used to measure market risk, including NII and EVE sensitivity analysis, and because, in the event of changes in interest rates, management would take active steps to manage interest rate risk exposure among its financial assets and liabilities, modeling results, including those discussed in "Interest Rate Sensitivity" and "EVE Interest Rate Sensitivity" below, should not be relied upon as a forecast of actual NII or EVE, nor should they be interpreted as management's expectations of actual results in the event of such interest rate fluctuations. The tables provide an indication of our interest rate risk exposure at a particular point in time, and actual results may differ.

The tables below set forth, as of December 31, 2024 and 2023, the modeled changes in our net interest income on an FTE basis that would result from the designated immediate changes in market interest rates:

Interest Rate Sensitivity

Change in Interest Rates (basis points) (1)	As of December 31, 2024	
	Year 1 Change from Level	Policy Limit
400	(2.1)%	(20)%
200	(0.9)%	(12)%
100	(0.4)%	(10)%
Flat	— %	— %
(100)	0.2 %	(10)%
(200)	0.3 %	(12)%
(400)	2.4 %	(20)%

Change in Interest Rates (basis points) (1)	As of December 31, 2023	
	Year 1 Change from Level	Policy Limit
400	(6.1)%	(20)%
200	(2.9)%	(12)%
100	(1.4)%	(10)%
Flat	— %	— %
(100)	1.0 %	(10)%
(200)	1.3 %	(12)%
(400)	(0.4)%	(20)%

(1)   Assumes an immediate uniform change in interest rates at all maturities.

As of December 31, 2024, our model, as indicated above, shows a decline in our net interest income in rising rate scenarios. In the rising rate scenarios, funding costs are modeled to rise faster than income on earning assets, due, in part, to the mix of funding which has shifted towards higher rate paying deposits, which are more sensitive to changes in interest rates. As shown in the table above, the model generated similar results as of December 31, 2023. That is, the model showed a decline in our net interest income in the rising rate scenarios as funding costs were modeled to rise faster than income on earning assets, due, in part, to the shift in our mix of funding. The simulation results are within policy limits and management therefore does not expect a material change to our current strategy over the near term. The rate scenarios that we model at each period end are dependent upon market conditions, which is why the rate scenarios that we model may differ from period-to-period.

Management may use techniques such as investment strategy, loan and deposit pricing, non-core funding strategies, and interest rate derivative financial instruments, within internal policy guidelines, to manage interest rate risk as part of our asset/liability strategy. Hedging strategies such as, for example, receive-fixed and pay-fixed swaps, interest rate caps, floors, or collars, may be used to protect against benchmark interest rates either rising or falling. The type of derivatives we primarily use to hedge market risk are interest rate swap agreements designated as cash flow hedging instruments. When the Federal Reserve began raising interest rates in March of 2022 from very low levels, management began evaluating a derivative strategy designed to limit our exposure to downward rate scenarios. In 2022, management executed a total of $2.4 billion in notional value of receive-fixed interest rate swap agreements on floating-rate loans. These swaps are designated as cash flow hedges and management believes these derivatives provide significant protection against falling interest rates, as they have the effect of converting floating rate loan exposure to fixed rates. These receive-fixed swaps constitute the entirety of our current hedge portfolio. Management may, from time to time, due to actual or projected changes in market rates or our risk exposure, evaluate other hedging strategies, although we believe our current Net Interest Income and Economic Value of Equity simulation analyses support maintaining the current derivatives strategy. For additional information related to our interest rate derivative financial instruments, see *Note 18, "Derivative Financial Instruments"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

Economic Value of Equity Analysis. We also analyze the sensitivity of our financial condition to changes in interest rates through our EVE model. This analysis calculates the difference between the present value of expected cash flows from assets and liabilities assuming various changes in current interest rates.

The tables below represent an analysis of our interest rate risk as measured by the estimated changes in our EVE, resulting from an instantaneous and sustained parallel shift in the yield curve (+100, +200, +400 basis points and -100, -200, and -400 basis points) at both December 31, 2024 and 2023. The model requires that interest rates remain positive for all points along the yield curve for each rate scenario which may preclude the modeling of certain falling rate scenarios during periods of lower market interest rates.

Our earnings are not directly or materially impacted by movements in foreign currency rates or commodity prices. Movements in equity prices may have a modest impact on earnings by affecting the volume of activity or the amount of fees from investment-related business lines and by affecting the amount of unrealized gains and losses from securities held in rabbi trusts, the latter of which are partially offset by a corresponding but opposite impact to the amount of employee benefit expense associated with the change in value of plan assets.

EVE Interest Rate Sensitivity (2)

	As of December 31, 2024		EVE as a Percentage of Total Assets (3)
	Estimated Increase (Decrease) in EVE from Level		
Change in Interest Rates (basis points) (1)	Percent	Policy Limit	
400	(10.8)%	(30)%	22.34 %
200	(5.7)%	(20)%	22.50 %
100	(3.0)%	N/A	22.56 %
Flat	—	—	22.65 %
(100)	3.2 %	N/A	22.73 %
(200)	5.6 %	(20)%	22.63 %
(400)	8.8 %	(30)%	22.06 %

	As of December 31, 2023		EVE as a Percentage of Total Assets (3)
	Estimated Increase (Decrease) in EVE from Level		
Change in Interest Rate (basis points) (1)	Percent (%)	Policy Limit	
400	(17.3)%	(30)%	18.76 %
200	(9.9)%	(20)%	19.37 %
100	(5.5)%	N/A	19.73 %
Flat	—	—	20.22 %
(100)	5.3 %	N/A	20.62 %
(200)	9.2 %	(20)%	20.73 %
(400)	13.1 %	(30)%	20.34 %

(1)   Assumes an immediate uniform change in interest rates at all maturities.
(2)   EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3)   Total assets is the net present value of expected future cash flows.

Liquidity, Capital Resources, Contractual Obligations, Commitments and Contingencies

Liquidity. Liquidity describes our ability to meet the financial obligations that arise in the normal course of business. Liquidity is primarily needed to meet deposit withdrawals and anticipated loan fundings, as well as current and planned expenditures. We seek to maintain sources of liquidity that are reliable and diversified and that may be used during the normal course of business as well as on a contingency basis.

Our primary sources of funds are deposits, principal and interest payments on loans and securities, and proceeds from calls, maturities and sales of securities, subject to market conditions. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan and securities prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our most liquid assets are unencumbered cash and cash equivalents and securities classified as available for sale, which could be liquidated, subject to market conditions. In the future,

our liquidity position will continue to be affected by the level of customer deposits and payments, loan originations and repayments, as well as any acquisitions, dividends, and share repurchases in which we may engage. For the next twelve months, we believe that our existing resources, including our capacity to use brokered deposits and wholesale borrowings, will be sufficient to meet the liquidity and capital requirements of our operations. We may elect to raise additional capital through the sale of additional equity or debt financing to fund business activities such as strategic acquisitions, share repurchases, or other purposes beyond the next twelve months.

We participate in the IntraFi Network, which allows us to provide access to FDIC deposit insurance protection on customer deposits for consumers, businesses and public entities that exceed same-bank FDIC insurance thresholds. We can elect to sell or repurchase this funding as reciprocal deposits from other IntraFi Network banks depending on our funding needs. As of both December 31, 2024 and 2023, we had no IntraFi Network one-way sell deposits. At December 31, 2024 and December 31, 2023, we had repurchased $2.1 billion and $1.3 billion, respectively, of previously sold reciprocal deposits.

Although customer deposits remain our preferred source of funds, maintaining additional sources of liquidity is part of our prudent liquidity risk management practices. We have the ability to borrow from the FHLBB. At December 31, 2024, we had $17.6 million in outstanding advances and the ability to borrow up to an additional $2.4 billion. We also have the ability to borrow from the Federal Reserve Bank of Boston. At December 31, 2024, we had the ability to borrow up to $2.8 billion from the Federal Reserve Bank of Boston Discount Window. At December 31, 2024, cash and cash equivalents were $1.0 billion and secured borrowing capacity at the Federal Reserve Bank and Federal Home Loan Bank totaled $5.2 billion, providing total liquidity sources of $6.2 billion. These liquidity sources provided 90% coverage of all customer uninsured and uncollateralized deposits, which totaled $6.9 billion, or 32% of total deposits, as of December 31, 2024. For further discussion of uninsured deposits, refer to the *"Deposits"* discussion within the *"Financial Position"* within this Item 7.

Sources of Liquidity

	As of December 31,			
	2024		2023	
	Outstanding	Additional Capacity	Outstanding	Additional Capacity
	(In thousands)			
IntraFi Network reciprocal deposits	$ 2,063,135	$ —	$ 1,309,816	$ —
Brokered certificates of deposit (1)	—	—	50,000	—
Federal Home Loan Bank (2)	17,589	2,375,565	17,738	2,865,582
Federal Reserve Bank of Boston - Bank Term Funding Program (3)	—	—	—	2,449,438
Federal Reserve Bank of Boston - Discount Window (4)	—	2,825,634	—	775,869
Total	$ 2,080,724	$ 5,201,199	$ 1,377,554	$ 6,090,889

(1)   The additional borrowing capacity has not been assessed for this category.

(2)   As of December 31, 2024 and 2023, loans with a carrying value of $2.3 billion and $4.6 billion, respectively, and securities with a carrying value of $1.0 billion at December 31, 2024 were pledged to the FHLBB resulting in this additional unused borrowing capacity. No securities were pledged to the FHLBB as collateral as of December 31, 2023.

(3)   Securities with a carrying value of $2.4 billion at December 31, 2023 were pledged to the Federal Reserve Bank of Boston under the Bank Term Funding Program, resulting in this additional unused borrowing capacity. The Bank Term Funding Program ceased extending new loans March 11, 2024. Accordingly, we had no additional capacity nor any securities pledged to the Federal Reserve Bank of Boston under the Bank Term Funding Program as of December 31, 2024.

(4)   Loans with a carrying value of $3.1 billion and $1.1 billion at December 31, 2024 and 2023, respectively, and securities with a carrying value of $794.8 million and $168.8 million at December 31, 2024 and 2023, respectively, were pledged to the Discount Window, resulting in this additional borrowing capacity. The increase in the amount of securities pledged to the Discount Window at December 31, 2024 from December 31, 2023 was due to additional securities pledged which were previously pledged as collateral to the Bank Term Funding Program.

We believe that advanced preparation, early detection, and prompt responses can avoid, minimize, or shorten potential liquidity constraints. Our Board of Directors and management's ALCO oversee the assessment and monitoring of risk levels, as well as potential responses during unanticipated stress events. As part of our risk management framework, we perform periodic liquidity stress testing to assess our need for liquid assets as well as backup sources of liquidity.

Capital Resources. We are subject to various regulatory capital requirements administered by the Massachusetts Commissioner of Banks, the FDIC and the Federal Reserve (with respect to our consolidated capital requirements). At December 31, 2024 and 2023, we exceeded all applicable regulatory capital requirements, and were considered "well capitalized" under regulatory guidelines. For additional information regarding our regulatory capital requirements, refer to *Note*

14, "Minimum Regulatory Capital Requirements" within the Notes to the Consolidated Financial Statements included in Item 8 in this Annual Report on Form 10-K.

   Contractual Obligations, Commitments and Contingencies. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include data processing services, operating leases for premises and equipment, agreements with respect to borrowed funds and deposit liabilities. The amounts below assume the contractual obligations and commitments will run through the end of the applicable term and, as such, do not include early termination fees or penalties where applicable.

   We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. The financial instruments include commitments to originate loans, unused lines of credit, unadvanced portions of construction loans and standby letters of credit, all of which involve elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. Our exposure to credit loss is represented by the contractual amount of the instruments. We use the same credit policies in making commitments as we do for on-balance sheet instruments. Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements.

   The following table summarizes our short-term (e.g. maturity of one year or less) and long-term (e.g. maturity of greater than one year) contractual obligations, other commitments and contingencies at December 31, 2024.

	One Year or Less	After One Year	Total
	(In thousands)		
Commitments to extend credit (1)	$ 1,414,629	$ 5,245,520	$ 6,660,149
Standby letters of credit	78,052	5,070	83,122
Operating lease obligations	16,488	83,946	100,434
FHLB advances	2,515	15,074	17,589
Forward commitments to sell loans	6,374	—	6,374
Total	$ 1,518,058	$ 5,349,610	$ 6,867,668

(1)   Unused commitments that are deemed to be unconditionally cancellable are included in the less than one year category in the above table. Commitments to extend credit was comprised of $4.0 billion of commitments under commercial loans and lines of credit (including $659.4 million of unadvanced portions of construction loans), $2.3 billion of commitments under home equity loans and lines of credit, $221.4 million in overdraft coverage commitments, $26.6 million of unfunded commitments related to residential real estate loans and $129.9 million in other consumer loans and lines of credit as of December 31, 2024.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   The information required by this Item is included in Part II, Item 7 of this Annual Report on Form 10-K under the heading "Management of Market Risk."

ITEM 8. FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Eastern Bankshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Eastern Bankshares, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 27, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for loan losses

Description of the Matter

The Company's loan portfolio totaled $18.1 billion as of December 31, 2024. As of December 31, 2024, management established an allowance for loan losses of $229 million. As described in Note 2 and Note 5 to the consolidated financial statements, the Company uses its allowance methodology to systematically estimate the amount of expected lifetime losses in the loan portfolio. Expected lifetime losses are estimated on a collective basis for loans sharing similar risk characteristics and are determined using a quantitative model based on management's determination of a loan's probability of default, loss given default and exposure at default, which are derived from the Company's historical losses, industry loss experience and other factors, adjusted for economic forecasts. The quantitative model is combined with an assessment of certain qualitative factors designed to address forecast risk and model risk inherent in the quantitative model output. Additionally, the Company estimates an allowance for loan losses on an individual basis for loans that do not share similar risk characteristics, based on discounted cash flows or fair value of collateral.

Auditing the Company's allowance for loan losses was complex due to the quantitative modeling used, the subjective judgment involved to evaluate management's assessment of qualitative factors in determining adjustments to the quantitative model output, and the subjective judgment involved to evaluate management's individual allowance assessments.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's allowance for loan losses process, which included, among others, controls over the appropriateness of the methodology, the development, operation and monitoring of the quantitative model, management's review of the qualitative adjustments to the quantitative model output and overall model result, and individual allowance assessments.

We tested management's quantitative model including, among other procedures, evaluating the model validation procedures performed over conceptual soundness of model methodology, and with the assistance EY Specialists, we tested management's quantitative model including an evaluation of the model validation procedures performed over conceptual soundness of model methodology, assessed model governance policies and procedures, and assessed the conceptual soundness of the Company's qualitative factor framework utilized in determining the overall allowance for loan losses.

To test the qualitative risk factors, among other procedures, we assessed management's methodology and considered whether relevant risks were reflected in the models and whether adjustments to the model output were appropriate. We tested the completeness, accuracy and relevance of the underlying data used to estimate the qualitative adjustments. We evaluated whether qualitative adjustments were reasonable based on changes in key model data, market conditions, the credit quality and composition of the loan portfolio, and the economic forecast. We tested whether management's final qualitative factor weighting was consistent with the external and internal evidence obtained. We performed an independent test over the existence of potential new or contrary information relating to risks impacting the qualitative adjustments to validate that management's considerations were appropriate. Additionally, we performed an analysis examining quarter-over-quarter changes to the Company's qualitative factor adjustments to test reasonableness and timing of changes to the Company's qualitative factors.

To test the allowance on loans individually assessed for impairment among other procedures, on a sample basis we assessed credit risk-rating assignments, evaluated the fair value of collateral, and involved EY specialists to evaluate assumptions and fair value of certain collateral.

Fair Value of Acquired Loans and Core Deposit Intangible Recognized as Part of the Cambridge Bancorp, Inc. Merger

Description of the Matter

As described in Note 3 to the consolidated financial statements, the Company acquired Cambridge Bancorp, Inc. (Cambridge) on July 12, 2024. The transaction has been accounted for as a business combination and accordingly, the assets acquired and liabilities assumed from Cambridge were recorded at fair value as of the merger date. The fair value of loans acquired from Cambridge was approximately $3.65 billion as of July 12, 2024. As disclosed by the Company, the fair value of acquired loans was determined using market participant assumptions in estimating the amount and timing of both principal and interest cash flows expected to be collected, as adjusted for an estimate of future credit losses and prepayments, and then applying a market-based discount rate to those cash flows. Additionally, the Company recognized a core deposit intangible asset of approximately $115 million as of July 12, 2024. The fair value of the core deposit intangible asset was determined based on projected cash flows, discounted at a rate commensurate with market participants.

Auditing the Company's estimates of the fair value of acquired loans and core deposit intangible asset was complex due to the judgment required by management in determining the discount rates and prepayment rates used in the discounted cash flow methodology for the fair value of acquired loans and the discount rate, projected deposit attrition rates, deposit account servicing costs, and the cost of alternate funding sources assumptions for the fair value of the core deposit intangible asset. This required a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence obtained related to the judgments made by management, and required the use of professionals with specialized skill and knowledge.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process for estimating the acquired loans and core deposit intangible asset fair values, including management's controls over completeness and accuracy of key inputs and assumptions used in the discounted cash flow methodology, including loan and deposit data.

To test the estimated fair value of acquired loans, our audit procedures included, among others, involving EY specialists to assist us in testing management's methodology and significant assumptions used in measuring the fair value of the acquired loan portfolio. We involved our specialists to test, on a sample basis, the determination and application of discount rates and prepayment rates by comparing management's selected assumptions to independently developed ranges based on third party market data. We tested, on a sample basis, completeness and accuracy of the underlying loan data provided by management that was used in the fair value calculation. On a sample basis, we performed independent comparative calculations of the fair value adjustment to the acquired loans.

To test the estimated fair value of the core deposit intangible asset, our audit procedures included, among others, involving EY specialists to assist us in testing management's methodology and significant assumptions used in measuring the fair value of the core deposit intangible. We involved our specialists to test the determination and application of discount rate, projected deposit attrition rates, deposit account servicing costs, and cost of alternate funding sources assumptions by comparing management's selected assumptions to independently developed ranges based on third party market data. Additionally, we tested completeness and accuracy of the underlying deposit data provided by management that was used in the fair value calculation. Lastly, we performed an independent comparative calculation of the core deposit intangible asset fair value.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.
Boston, Massachusetts
February 27, 2025

EASTERN BANKSHARES, INC.
CONSOLIDATED BALANCE SHEETS

	As of December 31,	
(In thousands, except per share data)	**2024**	**2023**
ASSETS		
Cash and due from banks	$ 92,590	$ 87,233
Short-term investments	914,290	605,843
Cash and cash equivalents	1,006,880	693,076
Securities:		
Available for sale (amortized cost $4,778,644 and $5,161,904, respectively)	4,021,598	4,407,521
Held to maturity (fair value $371,724 and $404,822, respectively)	420,715	449,721
Total securities	4,442,313	4,857,242
Loans held for sale	372	1,124
Total loans	18,079,084	13,973,428
Allowance for loan losses	(228,952)	(148,993)
Unearned discounts and deferred fees, net	(300,730)	(25,068)
Net loans	17,549,402	13,799,367
Federal Home Loan Bank stock, at cost	5,865	5,904
Premises and equipment	66,641	60,133
Bank-owned life insurance	204,704	164,702
Goodwill and other intangibles, net	1,050,158	566,205
Deferred income taxes, net	332,128	266,185
Prepaid expenses	231,944	183,073
Other assets	667,473	536,267
Total assets	$ 25,557,880	$ 21,133,278
LIABILITIES AND EQUITY		
Deposits:		
Demand	$ 5,992,082	$ 5,162,218
Interest checking accounts	4,606,250	3,737,361
Savings accounts	1,620,602	1,323,126
Money market investment	5,736,362	4,664,475
Certificates of deposit	3,336,323	2,709,037
Total deposits	21,291,619	17,596,217
Borrowed funds:		
Escrow deposits of borrowers	27,721	21,978
Interest rate swap collateral funds	48,590	8,500
Federal Home Loan Bank advances	17,589	17,738
Total borrowed funds	93,900	48,216
Other liabilities	560,394	513,990
Total liabilities	21,945,913	18,158,423
Commitments and contingencies (see Note 17)	—	—
Shareholders' equity		
Common shares, $0.01 par value, 1,000,000,000 shares authorized; 213,909,472 and 176,426,993 shares issued and outstanding at December 31, 2024 and 2023, respectively	2,141	1,767
Additional paid in capital	2,237,494	1,666,441
Unallocated common shares held by the Employee Stock Ownership Plan	(127,842)	(132,755)
Retained earnings	2,084,503	2,047,754
Accumulated other comprehensive income, net of tax	(584,329)	(608,352)
Total shareholders' equity	3,611,967	2,974,855
Total liabilities and shareholders' equity	$ 25,557,880	$ 21,133,278

The accompanying notes are an integral part of these Consolidated Financial Statements.

EASTERN BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME

	For the Year Ended December 31,		
	2024	2023	2022
	(In thousands, except per share data)		
Interest and dividend income:			
Interest and fees on loans	$ 808,041	$ 652,095	$ 476,041
Taxable interest and dividends on securities	90,582	101,233	118,690
Non-taxable interest and dividends on securities	5,766	5,736	7,179
Interest on federal funds sold and other short-term investments	42,377	37,395	3,271
Total interest and dividend income	946,766	796,459	605,181
Interest expense:			
Interest on deposits	337,367	226,075	28,621
Interest on borrowings	1,802	19,975	8,506
Total interest expense	339,169	246,050	37,127
Net interest income	607,597	550,409	568,054
Provision for allowance for loan losses	67,380	20,052	17,925
Net interest income after provision for allowance for loan losses	540,217	530,357	550,129
Noninterest income (loss):			
Trust and investment advisory fees	46,126	24,264	23,593
Service charges on deposit accounts	32,004	28,631	30,392
Debit card processing fees	14,177	13,469	12,644
Interest rate swap income	2,819	1,536	6,009
Income (losses) from investments held in rabbi trusts	9,675	9,305	(10,762)
Losses on sale of commercial and industrial loans	—	(2,738)	—
(Losses) gains on sales of mortgage loans held for sale, net	(920)	(507)	248
Losses on sales of securities available for sale, net	(16,798)	(333,170)	(3,157)
Other	36,834	21,457	17,783
Total noninterest income (loss)	123,917	(237,753)	76,750
Noninterest expense:			
Salaries and employee benefits	302,345	253,037	233,097
Office occupancy and equipment	46,515	35,992	37,445
Data processing	75,383	55,308	52,938
Professional services	20,073	17,385	15,805
Marketing	7,824	7,592	9,294
FDIC insurance	13,866	21,874	6,250
Amortization of other intangible assets	14,569	1,804	1,198
Other	27,793	25,610	32,622
Total noninterest expense	508,368	418,602	388,649
Income (loss) from continuing operations before income tax expense	155,766	(125,998)	238,230
Income tax expense (benefit)	36,205	(63,309)	51,719
Net income (loss) from continuing operations	$ 119,561	$ (62,689)	$ 186,511
Net income from discontinued operations	—	294,866	13,248
Net income	$ 119,561	$ 232,177	$ 199,759
Basic earnings per share			
Basic earnings (loss) per share from continuing operations	$ 0.66	$ (0.39)	$ 1.13
Basic earnings per share from discontinued operations	—	1.82	0.08
Basic earnings per share	$ 0.66	$ 1.43	$ 1.21
Diluted earnings per share:			
Diluted earnings (loss) per share from continuing operations	$ 0.66	$ (0.39)	$ 1.13
Diluted earnings per share from discontinued operations	—	1.82	0.08
Diluted earnings per share	$ 0.66	$ 1.43	$ 1.21

The accompanying notes are an integral part of these Consolidated Financial Statements.

EASTERN BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31,		
	2024	2023	2022
		(In thousands)	
Net income	$ 119,561	$ 232,177	$ 199,759
Other comprehensive income (loss), net of tax:			
Net change in fair value of securities available for sale	368	295,913	(821,570)
Net change in fair value of cash flow hedges	5,101	18,588	(57,520)
Net change in other comprehensive income for defined benefit postretirement plans	18,554	339	12,594
Total other comprehensive income (loss)	24,023	314,840	(866,496)
Total comprehensive income (loss)	$ 143,584	$ 547,017	$ (666,737)

The accompanying notes are an integral part of these Consolidated Financial Statements.

EASTERN BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Shares of Common Stock Outstanding	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unallocated Common Stock Held by ESOP	Total
				(In thousands, except share data)			
Balance at December 31, 2021	186,305,332	$ 1,863	$ 1,835,241	$ 1,768,653	$ (56,696)	$ (142,709)	$ 3,406,352
Cumulative effect accounting adjustment [1]	—	—	—	(20,098)	—	—	(20,098)
Dividends to common shareholders [2]	—	—	—	(66,539)	—	—	(66,539)
Repurchased common stock	(10,112,272)	(101)	(201,517)	—	—	—	(201,618)
Issuance of restricted stock awards	31,559	1	(1)	—	—	—	—
Unvested restricted stock awards forfeited and subsequently cancelled	(52,546)	(1)	1	—	—	—	—
Share-based compensation	—	—	10,507	—	—	—	10,507
Net income	—	—	—	199,759	—	—	199,759
Other comprehensive loss, net of tax	—	—	—	—	(866,496)	—	(866,496)
ESOP shares committed to be released	—	—	4,910	—	—	5,013	9,923
Balance at December 31, 2022	176,172,073	1,762	1,649,141	1,881,775	(923,192)	(137,696)	2,471,790
Cumulative effect accounting adjustment [3]	—	—	—	822	—	—	822
Dividends to common shareholders [2]	—	—	—	(67,020)	—	—	(67,020)
Issuance of restricted stock awards	47,820	1	(1)	—	—	—	—
Issuance of common stock under share-based compensation arrangements [4]	207,100	4	(1,400)				(1,396)
Share-based compensation	—	—	16,513	—	—	—	16,513
Net income	—	—	—	232,177	—	—	232,177
Other comprehensive income, net of tax	—	—	—	—	314,840	—	314,840
ESOP shares committed to be released	—	—	2,188	—	—	4,941	7,129
Balance at December 31, 2023	176,426,993	1,767	1,666,441	2,047,754	(608,352)	(132,755)	2,974,855
Dividends to common shareholders [2]	—	—	—	(82,812)	—	—	(82,812)
Repurchased common stock	(1,744,824)	(17)	(27,666)	—	—	—	(27,683)
Issuance of restricted stock awards	56,352	1	(1)	—	—	—	—
Restricted stock awards cancelled [5]	(18,513)	(3)	(235)	—	—	—	(238)
Issuance of common stock under share-based compensation arrangements [4]	301,209	4	(2,014)	—	—	—	(2,010)
Share-based compensation	—	—	19,269	—	—	—	19,269
Net income	—	—	—	119,561	—	—	119,561
Other comprehensive income, net of tax	—	—	—	—	24,023	—	24,023
ESOP shares committed to be released	—	—	2,443	—	—	4,913	7,356
Merger consideration:							
Common stock issued for acquisition	38,769,562	388	576,116	—	—	—	576,504
Stock issuance costs	—	—	(941)	—	—	—	(941)
Cambridge Bancorp restricted share awards converted to restricted share awards of the Company upon merger close [6]	118,693	1	1,052	—	—	—	1,053
Pre-merger service credit for restricted share units [7]	—	—	3,030	—	—	—	3,030
Balance at December 31, 2024	213,909,472	$ 2,141	$ 2,237,494	$ 2,084,503	$ (584,329)	$ (127,842)	$ 3,611,967

(1) Represents gross transition adjustment amount of $28.0 million, net of taxes of $7.9 million, to reflect the cumulative impact on retained earnings pursuant to the Company's adoption of Accounting Standards Update 2016-13. Refer to *Note 5, "Loans and Allowance for Credit Losses"* for additional discussion.

(2) The Company declared cumulative cash dividends of $0.45, $0.41, and $0.40 per share of common stock during the years ended December 31, 2024, 2023, and 2022, respectively.

(3)   Represents gross transition adjustment amount of $1.1 million, net of taxes of $0.3 million, to reflect the cumulative impact on retained earnings pursuant to the Company's adoption of Accounting Standards Update 2022-02. Refer to *Note 5, "Loans and Allowance for Credit Losses"* for additional discussion.

(4)   Represents shares issued, net of employee tax withheld, upon the vesting of restricted stock units. Refer to *Note 16, "Share-Based Compensation"* for additional discussion.

(5)   Includes 15,487 restricted stock award shares cancelled upon vesting for employee payroll tax withholding and 3,026 restricted stock award shares cancelled upon forfeiture. Shares withheld relate to awards issued by Cambridge Bancorp to its employees which were converted to awards of the Company upon completion of the Company' merger with Cambridge Bancorp effective July 12, 2024 (*"the merger"*). Refer to *Note 3, "Mergers and Acquisitions"* within the Notes to the Unaudited Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K for additional discussion.

(6)   The Company issued 118,693 restricted stock award shares with a fair value of $1.1 million as part of the purchase consideration for the merger. Refer to *Note 3, "Mergers and Acquisitions"* for additional discussion.

(7)   Represents credit for service for former employees of Cambridge Bancorp retained following the merger related to restricted share unit awards converted to Company restricted share units at the merger date of July 12, 2024. Refer to *Note 3, "Mergers and Acquisitions"* for additional discussion.

The accompanying notes are an integral part of these Consolidated Financial Statements.

EASTERN BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
(In thousands)	2024	2023	2022
Operating activities			
Net income (loss) from continuing operations	$ 119,561	$ (62,689)	$ 186,511
Net income from discontinued operations	—	294,866	13,248
Net income	119,561	232,177	199,759
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for allowance for loan losses	67,380	20,052	17,925
Depreciation and amortization	27,030	12,295	11,985
(Accretion) amortization of deferred loan fees and premiums, net	(13,557)	6,445	(1,441)
Deferred income tax expense (benefit)	36,059	(18,267)	5,262
Amortization of investment security premiums and discounts	4,539	6,281	18,274
Right-of-use asset amortization	11,277	11,348	11,432
Share-based compensation	19,269	16,047	10,507
Increase in cash surrender value of bank-owned life insurance	(4,326)	(3,912)	(3,699)
Loss on life insurance benefits	—	—	663
Loss on sales of securities available for sale, net	16,798	333,170	3,157
Net loss (gain) on bank premises and equipment	2,871	—	(1,412)
Net loss on lease right-of-use assets	4,685	395	593
Accretion of gains from terminated interest rate swaps	—	(46)	(10,193)
Employee Stock Ownership Plan expense	7,356	7,129	9,923
Realized loss on sales of commercial loans [1]	—	2,738	—
Proceeds from sale of commercial loan transferred to held for sale	—	22,126	—
Gain on sale of other equity investment	(9,291)	—	—
Other	(32)	25	17
Change in:			
Loans held for sale	784	3,403	(3,354)
Prepaid pension (benefit) expense	(10)	4,260	4,338
Other assets	(61,851)	(14,394)	5,431
Other liabilities	55,294	39,035	(52,800)
Net cash provided by operating activities - continuing operations	283,836	385,441	213,119
Net cash (used in) provided by operating activities - discontinued operations	—	(123,749)	16,823
Net cash provided by operating activities	283,836	261,692	229,942
Investing activities			
Proceeds from sales of securities available for sale	1,071,021	1,899,724	431,193
Proceeds from maturities and principal paydowns of securities available for sale	373,017	423,885	1,049,522
Purchases of securities available for sale	(199,527)	—	(740,770)
Proceeds from maturities and principal paydowns of securities held to maturity	29,439	27,397	17,399
Purchases of securities held to maturity	—	—	(493,678)
Proceeds from sale of Federal Home Loan Bank stock	30,906	286,309	63,715
Purchases of Federal Home Loan Bank stock	(3,612)	(250,850)	(94,174)
Contributions to low income housing tax credit investments	(68,555)	(36,939)	(19,487)
Contributions to other equity investments	(1,005)	(720)	(788)
Distributions from other equity investments	387	362	1,170
Proceeds from sale of other equity investment	9,958	—	—
Proceeds from life insurance policies	—	—	20,446
Net cash acquired in business combination	24,879	—	—
Net increase in outstanding loans, excluding loan purchases and sales	(209,088)	(586,584)	(926,255)
Proceeds from sales of commercial loans held for investment	—	189,296	—
Purchases of loans	—	(31,980)	(380,234)
Purchased banking premises and equipment	(13,539)	(8,140)	(8,627)
Proceeds from sale of bank premises and equipment	15,116	—	17,313
Net cash provided by (used in) investing activities - continuing operations	1,059,397	1,911,760	(1,063,255)
Net cash provided by (used in) investing activities - discontinued operations	—	488,505	(13,400)
Net cash provided by (used in) investing activities	1,059,397	2,400,265	(1,076,655)
Financing activities			

Net decrease in demand, savings, interest checking, and money market investment deposit accounts		(386,830)		(2,462,797)	(1,751,953)
Net increase in time deposits		208,515		1,084,655	1,098,001
Net (decrease) increase in borrowed funds [2]		(739,949)		(692,612)	706,550
Payments for repurchases of common stock		(27,683)		—	(201,618)
Stock issuance costs		(941)		—	—
Dividends declared and paid to common shareholders		(82,541)		(66,671)	(65,886)
Net cash used in financing activities - continuing operations		(1,029,429)		(2,137,425)	(214,906)
Net cash used in financing activities - discontinued operations		—		(961)	(668)
Net cash used in financing activities		(1,029,429)		(2,138,386)	(215,574)
Net increase (decrease) in cash, cash equivalents, and restricted cash		313,804		523,571	(1,062,287)
Cash, cash equivalents, and restricted cash at beginning of period		693,076		169,505	1,231,792
Cash, cash equivalents, and restricted cash at end of period	$	1,006,880	$	693,076 $	169,505
Supplemental disclosure of cash flow information					
Cash paid during the period for:					
Interest paid on deposits and borrowings	$	316,128	$	231,765 $	35,241
Income taxes		18,786		65,921	41,751
Non-cash activities					
Net increase in capital commitments relating to low income housing tax credit projects	$	8,963	$	102,001 $	55,233
Net increase (decrease) in operating lease right of use assets and operating lease liabilities relating to lease remeasurements		5,492		(3,881)	(14,836)

(1) Excludes the mark-to-market adjustment related to one commercial and industrial loan transferred to held for sale during the year ended December 31, 2023 which is included in the change in loans held for sale.

(2) Includes the repayment of FHLB advances assumed in connection with the Company's merger with Cambridge Bancorp.

The accompanying notes are an integral part of these Consolidated Financial Statements.

1. Corporate Structure and Nature of Operations; Basis of Presentation

Corporate Structure and Nature of Operations

Eastern Bankshares, Inc., a Massachusetts corporation (the "Company"), is a bank holding company. Through its wholly-owned subsidiary, Eastern Bank (the "Bank"), the Company provides a variety of banking services and trust and investment services, through its full-service bank branches, located primarily in eastern Massachusetts, and southern and coastal New Hampshire.

Eastern Insurance Group was a wholly-owned subsidiary of the Bank. On September 19, 2023, the Company and the Bank entered into an asset purchase agreement in which Arthur J. Gallagher & Co. ("Gallagher") agreed to purchase substantially all of Eastern Insurance Group's assets for cash consideration and to assume certain liabilities. On October 31, 2023, the Company completed its sale of its insurance agency business to Gallagher. Refer to *Note 23, "Discontinued Operations"* for further discussion regarding discontinued operations.

The activities of the Company are subject to the regulatory supervision of the Board of Governors of the Federal Reserve System ("Federal Reserve"). The activities of the Bank are subject to the regulatory supervision of the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation ("FDIC") and the Consumer Financial Protection Bureau ("CFPB"). The Company and the activities of the Bank and its subsidiaries are also subject to various Massachusetts, New Hampshire and Rhode Island business, banking and trust-related regulations.

Basis of Presentation

The Company's Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP") as set forth by the Financial Accounting Standards Board ("FASB") and its Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") as well as the rules and interpretive releases of the SEC under the authority of federal securities laws.

The Consolidated Financial Statements include the accounts of the Company, its wholly-owned subsidiaries, and entities in which it holds a controlling financial interest through being the primary beneficiary or through holding a majority of the voting interest. All intercompany accounts and transactions have been eliminated in consolidation.

Certain previously reported amounts have been reclassified to conform to the current year's presentation.

2. Summary of Significant Accounting Policies

Use of Estimates

In preparing the Consolidated Financial Statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and income and expenses for the periods reported. Actual results could differ from those estimates based on changing conditions, including economic conditions and future events. Material estimates that are particularly susceptible to change relate to the determination of the allowance for loan losses, valuation and fair value measurements, allowance for credit losses on investment securities, the liabilities for benefit obligations (particularly pensions), the provision for income taxes and impairment of goodwill and other intangible assets.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and amounts due from banks, federal funds sold, and other short-term investments including restricted cash pledged, all of which have an original maturity of 90 days or less. Cash and cash equivalents includes $30.0 million and $11.5 million of restricted cash pledged as collateral at December 31, 2024 and 2023, respectively, which for purposes of the Company's Consolidated Statements of Cash Flows, is included in cash, cash equivalents and restricted cash.

Securities

Debt securities are classified at the time of purchase as either "trading," "available for sale" ("AFS") or "held to maturity" ("HTM"). Equity securities are measured at fair value with changes in the fair value recognized through net income. Debt securities that are bought and held principally for the purpose of resale in the near term are classified as trading securities

and recorded at fair value, with subsequent changes in fair value included in net income. Debt securities that the Company has the positive intent and the ability to hold to maturity are classified as HTM securities and recorded at amortized cost.

Debt securities not classified as either trading or HTM are classified as AFS and recorded at fair value, with changes in fair value excluded from net income and reported in other comprehensive income, net of related tax. Amortization of premiums and accretion of discounts are computed using the effective interest rate method.

ASU 2016-13 made targeted changes to ASC 320 to eliminate the concept of "other than temporary" from the impairment loss estimation model for AFS securities. A summary of the changes made by the Company to the existing impairment model (previously referred to as the "OTTI" model) as a result of adoption of ASU 2016-13 is as follows:

- The use of an allowance approach, rather than a permanent write-down of a security's cost basis upon determination of an impairment loss.

- The amount of the allowance is limited to the amount at which the security's fair value is less than its amortized cost basis.

- The Company may not consider the length of time a security's fair value has been less than amortized cost.

- The Company may not consider recoveries in fair value after the balance sheet date when assessing whether a credit loss exists.

The Company's AFS securities are carried at fair value. For AFS securities in an unrealized loss position, management will first evaluate whether there is intent to sell a security, or if it is more likely than not that the Company will be required to sell a security prior to anticipated recovery of its amortized cost basis. If either of these criteria are met, the Company will record a write-down of the security's amortized cost basis to fair value through income. For those AFS securities which do not meet the intent or requirement to sell criteria, management will evaluate whether the decline in fair value is a result of credit related matters or other factors. In performing this assessment, management considers the creditworthiness of the issuer including whether the security is guaranteed by the U.S. federal government or other government agency, the extent to which fair value is less than amortized cost, and changes in credit rating during the period, among other factors. If this assessment indicates the existence of credit losses, an allowance for credit losses will be established, as determined by a discounted cash flow analysis. To the extent the estimated cash flows do not support the amortized cost, the deficiency is considered to be due to credit loss and is recognized in earnings.

Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit loss expense. Losses are charged against the allowance when the security is determined to be uncollectible, or when either of the aforementioned criteria surrounding intent or requirement to sell have been met. On January 1, 2022, the date on which the Company adopted ASU 2016-13, no allowance for credit losses was recorded for AFS securities.

Gains and losses on sales of securities are recognized at the time of sale on the specific-identification basis.

Refer to *Note 4, "Securities"* for additional information regarding the measurement of impairment losses on AFS securities.

Allowance for Credit Losses - Held to Maturity Securities

The Company measures expected credit losses on HTM securities on a collective basis by major security type which, as of December 31, 2024, included government-sponsored residential and commercial mortgage-backed securities. Securities in the Company's HTM portfolio are guaranteed by either the U.S. federal government or other government sponsored agencies with a long history of no credit losses. As a result, management has determined that these securities have a zero loss expectation and therefore does not record an allowance for credit losses on these securities. Refer to *Note 4, "Securities"* for additional information regarding the measurement of credit losses on HTM securities.

Loans

Loans are reported at their principal amount outstanding, net of deferred loan fees and costs and any unearned discount or unamortized premium for acquired loans. Unearned discount and unamortized premium are accreted and amortized, respectively, to interest and dividend income on a basis that results in level rates of return over the terms of the loans. For originated loans, origination fees and related direct incremental origination costs are offset, and the resulting net amount is deferred and amortized over the life of the related loans using the effective interest method, assuming a certain level of prepayments. When loans are sold or repaid, the unamortized fees and costs are recorded to interest and dividend income. Interest income on loans is accrued based upon the daily principal amount outstanding except for loans on non-accrual status. For acquired loans, interest income is also accrued based upon the daily principal amount outstanding and is adjusted further by the accretion of any discount or amortization of any premium associated with the loan.

Non-performing Loans ("NPLs")

Non-accrual Loans

Interest accruals are generally discontinued when management has determined that the borrower may be unable to meet contractual obligations and/or when loans are 90 days or more past due. Exceptions may be made if management believes that collateral held by the Company is clearly sufficient and in full satisfaction of both principal and interest. When a loan is placed on non-accrual, all interest previously accrued but not collected is reversed against current period income and amortization of deferred loan fees and costs and unamortized premiums and unearned discounts is discontinued. Interest received on non-accrual loans is either applied against principal or reported as income according to management's judgment as to the collectability of principal. Non-accrual loans may be returned to an accrual status when principal and interest payments are no longer delinquent, and the risk characteristics of the loan have improved to the extent that there no longer exists a concern as to the collectability of principal and interest. Loans are considered past due based upon the number of days delinquent according to their contractual terms. Non-accrual loans and loans that are more than 90 days past due but still accruing interest are considered NPLs.

Loans Individually Assessed for Impairment

ASC 326 indicates that a loan should be measured for impairment individually if that loan shares no similar risk characteristics with other loans. For the Company, loans which have been identified as those to be individually assessed for impairment under CECL include loans that do not share similar risk characteristics with other loans in the corresponding reserve segment. Characteristics of loans meeting this definition may include, but are not limited to:

- Loans determined to be collateral dependent as defined below;

- Loans on non-accrual status;

- Loans with a risk rating of 12 under the Company's risk rating scale, substandard (well-defined weakness) or worse;

- Loans to borrowers actively involved in bankruptcy proceedings; and

- Loans that have been partially charged-off.

Collateral-Dependent Loans

Management considers a loan to be collateral-dependent when foreclosure of the underlying collateral is probable. In addition, in accordance with ASC 326, the Company elected to apply the collateral-dependent practical expedient whereby the Company measures expected credit losses using the fair value of the collateral, less any estimated costs to sell, when foreclosure is not probable but repayment of the loan is expected to be provided substantially through the operation or sale of the collateral, and the borrower is experiencing financial difficulty.

Modifications of Loans to Borrowers Experiencing Financial Difficulty

The amendments in ASU 2022-02 eliminated the accounting guidance for TDRs by creditors in Subtopic 310-40, *Receivables—Troubled Debt Restructurings by Creditors*, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Thus, as a result of adoption of this standard on January 1, 2023, rather than applying the recognition and measurement guidance for TDRs, the Company now applies the loan refinancing and restructuring guidance codified in paragraphs 310-20-35-9 through 35-11 of the Accounting Standards Codification to determine whether a modification results in a new loan or a continuation of an existing loan.

Modifications to borrowers experiencing financial difficulty include principal forgiveness, interest rate reductions, term extensions, other-than-insignificant payment delays and combinations thereof. Expected losses or recoveries related to loans where modifications have been granted to borrowers experiencing financial difficulty have been included in the Company's determination of the allowance for loan losses. Upon adoption of ASU 2022-02, the Company is no longer required to use a discounted cash flow method to measure the allowance for loan losses resulting from a modification to a borrower experiencing financial difficulty. Accordingly, the Company now applies the same credit methodology it uses for similar loans that were not modified. The Company adopted ASU 2022-02 using the modified retrospective transition method. Accordingly, upon adoption, commercial loan TDRs existing at that time which were measured using a discounted cash flow methodology and all residential real estate and consumer home equity loan TDRs were transitioned to the applicable segment of loans collectively evaluated for impairment based upon their risk characteristics. Those commercial loans that were determined to be TDRs under previously effective accounting guidance, and which were determined to be collateral dependent, continue to be assessed for impairment on an individual basis.

Prior to the Company's adoption of ASU 2022-02, in cases where a borrower was experiencing financial difficulties and the Company made certain concessionary modifications to contractual terms, the loan was classified as a TDR. Modifications included adjustments to interest rates, extensions of maturity, consumer loans where the borrower's obligations had been effectively discharged through Chapter 7 bankruptcy and the borrower had not reaffirmed the debt to the Company, and other actions intended to minimize economic loss and avoid foreclosure or repossession of collateral. Management identified loans as TDR loans when it had a reasonable expectation that it would execute a TDR modification with a borrower. In addition, management estimated expected credit losses on a collective basis if a group of TDR loans shared similar risk characteristics. If a TDR loan's risk characteristics were not similar to those of any of the Company's other TDR loans, expected credit losses on the TDR loan were measured individually. The impairment analysis discounted the present value of the anticipated cash flows by the loan's contractual rate of interest in effect prior to the loan's modification or the fair value of collateral if the loan was collateral dependent. The amount of credit loss, if any, was recorded as a specific loss allocation to each individual loan or as a loss allocation to the pool of loans, for those loans for which credit loss was measured on a collective basis, in the allowance for credit losses. Any commercial (commercial and industrial, commercial real estate, commercial construction, and business banking loans) or residential loan that had been classified as a TDR and which subsequently defaulted was reviewed to determine if the loan should be deemed collateral-dependent. In such an instance, any shortfall between the value of the collateral and the book value of the loan was determined by measuring the recorded investment in the loan against the fair value of the collateral less costs to sell.

Refer to *Note 5, "Loans and Allowance for Credit Losses"* for additional information regarding the Company's measurement of the allowance for loan losses as of December 31, 2024 and 2023 and information regarding the Company's TDR loans for the year ended December 31, 2022.

Purchased Credit-Deteriorated Loans

The Company applied the prospective transition approach with respect to PCD assets upon adoption of ASU 2016-13. Under this approach, loans previously determined to be PCI loans are considered to be PCD loans as of January 1, 2022. PCD loans are acquired individual loans (or acquired groups of loans with similar risk characteristics) that, as of the date of acquisition, have experienced a more-than-insignificant deterioration in credit quality since origination, as determined by the Company's assessment. A PCD loan is recorded at its purchase price plus the allowance for loan losses expected at the time of acquisition, or "gross up" of the amortized cost basis, if any. Changes in the current estimate of the allowance for loan losses subsequent to acquisition from the estimated allowance previously recorded are recognized in the income statement as provision for credit losses or reversal of provision for credit losses in subsequent periods as they arise. A purchased loan that does not qualify as a PCD asset is accounted for similar to the Company's method of accounting for originated assets, whereby an allowance for loan losses is recognized with a corresponding increase to the income statement provision for loan losses. Evidence that purchased loans, measured at amortized cost, have more-than-insignificant deterioration in credit quality since origination and, therefore meet the PCD definition, may include past-due status, non-accrual status, risk rating and other standard indicators (i.e., modification due to financial difficulty, charge-offs, bankruptcy).

Allowance for Credit Losses

The allowance for credit losses, or "ACL," is established to provide for the Company's current estimate of expected lifetime credit losses on loans measured at amortized cost and unfunded lending commitments at the balance sheet date and is established through a provision for credit losses charged to net income. Credit losses are charged directly to the ACL. Subsequent recoveries, if any, are credited to the ACL. Commercial and residential loans are charged-off in the period in which they are deemed uncollectible. Delinquent loans in these product types are subject to ongoing review and analysis to determine if a charge-off in the current period is appropriate. For consumer finance loans, policies and procedures exist that require charge-off consideration upon a certain triggering event depending on the product type. Charge-off triggers include: 120 days delinquent for automobile, home equity, and other consumer loans with the exception of cash reserve loans for which the trigger is 150 days delinquent; death of the borrower; or Chapter 7 bankruptcy. In addition to those events, the charge-off determination includes other loan quality indicators, such as collateral position and adequacy or the presence of other repayment sources.

The ACL is evaluated on a regular basis by management. Management uses a methodology to systematically estimate the amount of expected lifetime losses in the portfolio. Expected lifetime losses are estimated on a collective basis for loans sharing similar risk characteristics and are determined using a quantitative model combined with an assessment of certain qualitative factors designed to address forecast risk and model risk inherent in the quantitative model output. For the commercial and industrial, commercial real estate, commercial construction and business banking portfolios, the quantitative model uses a loan rating system which is comprised of management's determination of a financial asset's probability of default ("PD"), loss given default ("LGD") and exposure at default ("EAD"), which are derived from both the Company's and industry historical loss experience and other factors. For residential real estate, consumer home equity and other consumer portfolios, the Company's quantitative model uses historical loss experience.

The quantitative model estimates expected credit losses using loan level data over the estimated life of the exposure, considering the effect of prepayments. Economic forecasts are incorporated into the estimate over a reasonable and supportable forecast period, beyond which is a reversion to the Company's and/or industry historical loss average. Management has determined that a reasonable and supportable forecast period of eight quarters, and a straight-line reversion period of four quarters, are appropriate forecast periods for purposes of estimating expected credit losses. As described above, quantitative model results are adjusted for risk factors not considered within the model but which are relevant in estimating the expected credit losses within the loan portfolio. The qualitative risk factors impacting the expected risk of loss within the loan portfolio include the following:

- Lending policies and procedures, including underwriting standards and collection, charge-off and recovery practices;

- Nature and volume of the portfolio;

- Volume and severity of past-due, non-accrual and classified loans;

- The value of the underlying collateral for loans that are not collateral dependent;

- Concentrations of credit risk;

- Model and data limitations; and

- Other external factors, such as changes in legal, regulatory or competitive environments.

Loans that do not share similar risk characteristics with any pools of assets are subject to individual evaluation and are removed from the collectively assessed pools. For loans that are individually evaluated, the Company uses either a discounted cash flow ("DCF") approach or, for loans deemed to be collateral dependent or when foreclosure is probable, a fair value of collateral approach.

Accrued interest receivable amounts are excluded from balances of loans held at amortized cost and are included within other assets on the Consolidated Balance Sheet. Management has elected not to measure an allowance for credit losses on these amounts as the Company employs a timely write-off policy. Consistent with the Company's policy for non-accrual loans, accrued interest receivable is typically written off when loans reach 90 days past due and are placed on non-accrual status.

In the ordinary course of business, the Company enters into commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable. The credit risk associated with these commitments is evaluated in a manner similar to the reserving method for loans receivable previously described. The reserve for unfunded lending commitments is included in other liabilities in the Consolidated Balance Sheets.

Additionally, various regulatory agencies, as an integral part of the Company's examination process, periodically assess the appropriateness of the allowance for credit losses and may require the Company to increase its allowance for loan losses or recognize further loan charge-offs, in accordance with GAAP.

Refer to *Note 5, "Loans and Allowance for Credit Losses"* for additional information regarding the Company's measurement of credit losses on loans receivable and off-balance sheet commitments to lend as of December 31, 2024 and 2023 and comparative loan modification information for which ASC 310, *"Receivables"* was applied (i.e., prior to the Company's adoption of ASU 2022-02) for the year ended December 31, 2022.

Mortgage Banking Activities

Mortgage loans held for sale to the secondary market are carried at the lower of cost or estimated market value on an individual loan basis. The Company enters into commitments to fund residential mortgage loans with an offsetting forward commitment to sell them in the secondary markets in order to mitigate interest rate risk. Gains or losses on sales of mortgage loans are recognized in the Consolidated Statements of Income at the time of sale. Interest income is recognized on loans held for sale between the time the loan is funded and the loan is sold. Direct loan origination costs and fees are deferred upon origination and are recognized in the Consolidated Statements of Income on the date of sale.

Other Real Estate Owned

OREO consists of properties and other assets acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. OREO is recorded in other assets in the Consolidated Balance Sheets, on an individual asset basis at the fair value less estimated costs to sell on the date control is obtained. Any write-downs to the cost of the related asset upon transfer to OREO to reflect the asset at fair value less estimated costs to sell is recorded through the allowance for loan losses. The Company relies primarily on third-party valuation information from certified appraisers and values are generally based upon recent appraisals of the underlying collateral, brokers' opinions based upon recent sales of comparable properties, estimated

equipment auction or liquidation values, income capitalization, or a combination of income capitalization and comparable sales. As of December 31, 2024 and 2023, the Company held no OREO.

Federal Home Loan Bank Stock

The Company, as a member of the Federal Home Loan Bank ("FHLB") of Boston ("FHLBB"), is required to maintain an investment in capital stock of the FHLB. Based on redemption provisions, the stock has no quoted market value and is carried at cost.

Premises and Equipment

Land is carried at cost. Buildings, leasehold improvements and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease terms or the estimated lives of the improvements. Expected lease terms include lease options to the extent that the exercise of such options is reasonably assured.

Banking premises and equipment held for sale are carried at the lower of cost or estimated fair value, less estimated costs to sell.

Goodwill and Other Intangible Assets

Acquisitions of businesses are accounted for using the acquisition method of accounting. Accordingly, the net assets of the companies acquired are recorded at their fair values at the date of acquisition. Goodwill represents the excess of purchase price over the fair value of net assets acquired. Other intangible assets represent acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights, or because the asset is capable of being sold or exchanged either on its own, or in combination with a related contract, asset, or liability.

The Company evaluates goodwill for impairment at least annually, as of November 30, or more often if warranted, using a quantitative impairment approach. Previously, the Company's annual evaluation of its goodwill for impairment was performed on September 30 of each year. Refer to *Note 8, "Goodwill and Other Intangible Assets"* for additional discussion of the change in impairment assessment date. The quantitative impairment test compares the book value to the fair value of each reporting unit. If the book value exceeds the fair value, an impairment is charged to net income. Management has identified one reporting unit for purposes of testing goodwill for impairment which is referred to as "the banking business."

Other intangible assets, all of which are definite-lived, are stated at cost less accumulated amortization. The Company evaluates other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be fully recovered. The Company considers factors including, but not limited to, changes in legal factors and business climate that could affect the value of the intangible asset. Any impairment losses are charged to net income. The Company amortizes other intangible assets over their respective estimated useful lives. The estimated useful lives of core deposit identifiable intangible assets fall within a range of five to seven years and the estimated useful lives of the customer list and trade name intangible assets from the Cambridge Bancorp ("Cambridge") merger are eleven and five years, respectively. The Company reassesses the useful lives of other intangible assets at least annually, or more frequently based on specific events or changes in circumstances.

Retirement Plans

The Company provides benefits to its employees and executive officers through various retirement plans, including a defined benefit plan, a defined benefit supplemental executive retirement plan, a defined contribution plan, a benefit equalization plan, and an outside directors' retainer continuance plan.

The Company provides pension benefits for its employees using a noncontributory, qualified defined benefit plan, through membership in the Savings Banks Employees Retirement Association ("SBERA"). The Qualified Defined Benefit Pension Plan ("Defined Benefit Plan") is a noncontributory, defined benefit plan. The Company's employees become eligible after attaining age 21 and completing one year of service. Effective November 1, 2020, the Defined Benefit Plan, sponsored by the Company, was amended to convert the plan from a traditional final average earnings plan design to a cash balance plan design.

Under the final average earnings plan design, benefits became fully vested after three years of eligible service for individuals employed on or before October 31, 1989. For individuals employed subsequent to October 31, 1989 and who were already in the Defined Benefit Plan as of November 1, 2020, benefits became fully vested after five years of eligible service.

Under the cash balance plan design, hypothetical account balances are established for each participant and pension benefits are generally stated as the lump sum amount in that hypothetical account. Contribution credits equal to a percentage of

a participant's annual compensation (if the participant works at least 1,000 hours during the year) and interest credits equal to the greater of the 30-Year Treasury rate for September preceding the current plan year or 3.5% are added to a participant's account each year. For employees hired prior to November 1, 2020, annual contribution credits generally increase as the participant remains employed with the Company. Employees hired on and after November 1, 2020 receive annual contribution credits equal to 5% of annual compensation, with no future increases. Notwithstanding the preceding sentence, since a cash balance plan is a defined benefit plan, the annual retirement benefit payable at normal retirement (age 65) is an annuity, which is the actuarial equivalent of the participant's account balance under the cash balance plan design, plus their frozen benefit under the final average earnings plan design. However, under the Defined Benefit Plan, participants may elect, with the consent of their spouses if they are married, to have the benefits distributed as a lump sum rather than an annuity. The lump sum is equal to the sum of the actuarial equivalent of their frozen benefit under the final average earnings plan design, plus their cash balance account. Under the Company's non-Qualified Benefit Equalization Plan ("BEP"), which is described further below, benefits are generally only payable as a lump sum, which is equal to the sum of the actuarial equivalent of their frozen benefit under the final average earnings plan design, plus their cash balance account. The Company's annual contribution to the plan is based upon standards established by the Pension Protection Act. The contribution is based on an actuarial method intended to provide not only for benefits attributable to service to date, but also for those expected to be earned in the future.

The Company also has an unfunded Defined Benefit Supplemental Executive Retirement Plan ("DB SERP") that provides certain retired officers with defined pension benefits in excess of qualified plan limits imposed by U.S. federal tax law. The DB SERP has a plan year end of December 31.

The Company's BEP, which is an unfunded plan, provides retirement benefits to certain employees whose retirement benefits under the Defined Benefit Plan are limited per the Internal Revenue Code. The BEP has a plan year end of October 31. Effective November 1, 2020, the BEP, sponsored by the Company, was amended to convert the plan from a traditional final average earnings plan design to a cash balance plan design.

The Company also has an unfunded Outside Directors' Retainer Continuance Plan ("ODRCP") that provides pension benefits to outside directors who retire from service. The Outside Directors' Retainer Continuance Plan has a plan year end of December 31. Effective December 31, 2020, the Company closed the ODRCP to new participants and froze benefit accruals for active participants.

In connection with the Company's merger with Cambridge, the Company acquired Cambridge's post-retirement health care plan. Benefits for the postretirement health care plan are based on years of service. Expenses for the postretirement health care plan are recognized over the employee's service life utilizing the projected unit credit actuarial cost method. Effective November 7, 2019, the postretirement health care plan was frozen for employees hired after that date. The frozen health care plan is not accruing and is only in payout status.

Defined Benefit Plan assets are invested in various investment funds and held at fair value which generally represents observable market prices. Pension liability is determined based on the actuarial cost method factoring in assumptions such as salary increases, expected retirement date, mortality rate, and employee turnover. The actuarial cost method used to compute the pension liabilities and related expense is the traditional unit credit method. The projected benefit obligation is principally determined based on the present value of the projected benefit distributions at an assumed discount rate (which is the rate at which the projected benefit obligation could be effectively settled as of the measurement date). The discount rate which is utilized is determined using the spot rate approach whereby the individual spot rates on the Financial Times and Stock Exchange ("FTSE") above-median yield curve are applied to each corresponding year's projected cash flow used to measure the respective plan's service cost and interest cost. Periodic pension expense (or income) includes service costs, interest costs based on the assumed discount rate, the expected return on plan assets, if applicable, based on the market value of assets and amortization of actuarial gains and losses. Net periodic benefit cost excluding service cost is included within other noninterest expense in the Consolidated Statements of Income. Service cost for all plans is included in salaries and employee benefits in the Consolidated Statements of Income. The amortization of actuarial gains and losses for the DB SERP and ODRCP is determined using the 10% corridor minimum amortization approach and is taken over the average remaining future service of the plan participants for the ODRCP, and over the average remaining future life expectancy of plan participants for the DB SERP. The amortization of actuarial gains and losses for the Defined Benefit Plan is determined without using the 10% corridor minimum amortization approach and is taken over the average remaining future service of the plan participants. The overfunded or underfunded status of the plans is recorded as an asset or liability on the Consolidated Balance Sheets, with changes in that status recognized through other comprehensive income, net of related taxes. Funded status represents the difference between the projected benefit obligation of the plan and the market value of the plan's assets.

Employee Tax Deferred Incentive Plan

The Company has an employee tax deferred incentive plan ("401(k) plan") under which the Company makes voluntary contributions within certain limitations. All employees who meet specified age and length of service requirements are

eligible to participate in the 401(k) plan. The amount contributed by the Company is included in salaries and employee benefits expense.

Defined Contribution Supplemental Executive Retirement Plan

The Company has a defined contribution supplemental executive retirement plan ("DC SERP"), which allows certain senior officers to earn benefits calculated as a percentage of their compensation. The participant benefits are adjusted based upon a deemed investment performance of measurement funds selected by the participant. These measurement funds are for tracking purposes and are used only to track the performance of a mutual fund, market index, savings instrument, or other designated investment or portfolio of investments. Effective December 31, 2021, the Company closed the DC SERP to new participants and froze benefit accruals for active participants. The total amount due to participants under this plan is included in other liabilities on the Company's Consolidated Balance Sheets.

Deferred Compensation

The Company sponsors four plans which allow for elective compensation deferrals by directors, former trustees, and certain senior-level employees. Each plan allows its participants to designate deemed investments for deferred amounts from certain options which include diversified choices, such as exchange traded funds and mutual funds. Portfolios with various risk profiles are available to participants with the approval of the Compensation Committee. The Company purchases and sells investments which track the deemed investment choices, so that it has available funds to meet its payment liabilities. Deferred amounts, adjusted for deemed investment performance, are paid at the time of a participant designated date or event, such as separation from service, death, or disability. The total amounts due to participants under these plans are included in other liabilities on the Company's Consolidated Balance Sheets.

Employee Stock Ownership Plan ("ESOP")

Unallocated ESOP shares are shown as a reduction of equity and are presented in the Consolidated Statements of Shareholders' Equity as unallocated common stock held by ESOP. Compensation expense for the Company's ESOP is recorded at an amount equal to the shares committed to be allocated by the ESOP multiplied by the average fair market value of the shares during the year. The Company recognizes compensation expense ratably over the year based upon the Company's estimate of the number of shares committed to be allocated by the ESOP. When the shares are committed to be released, unallocated common stock held by ESOP is reduced by the cost of the ESOP shares released and the difference between the average fair market value and the cost of the shares committed to be allocated by the ESOP is recorded as an adjustment to additional paid-in capital. The Company's ESOP is classified as an internally leveraged plan as defined by ASC 718, *"Compensation-Stock Compensation."* Accordingly, the loan receivable from the ESOP is not reported as an asset nor is the Company's guarantee to fund the ESOP reported as a liability on the Company's Consolidated Balance Sheet.

Share-Based Compensation

The Company measures share-based compensation on the grant date fair value on a straight-line basis over the vesting period during which an employee is required to provide services in exchange for the award; the requisite service period. The Company uses various pricing models to estimate the fair value of stock awards granted. The Company measures the fair value of the restricted stock using the closing market price of the Company's common stock on the date of grant. The Company records compensation expense equal to the grant date fair value of the Company's restricted stock with a corresponding increase in equity. Reductions in compensation expense associated with forfeited awards are accounted for as incurred. Upon vesting, the tax effect of the difference between the fair value of the award and the recorded expense is recognized as a component of income tax expense. Refer to *Note 16, "Share-Based Compensation"* for additional information regarding the Company's share-based compensation plan.

Variable Interest Entities ("VIE") and Voting Interest Entities ("VOE")

The Company is involved in the normal course of business with various types of special purpose entities, some of which meet the definition for VIEs and VOEs.

VIEs are entities that possess any of the following characteristics: 1) the total equity investment at risk is insufficient to permit the legal entity to finance its activities without additional subordinated financial support from other parties; 2) as a group, the holders of the equity investment at risk lack any of the characteristics of a controlling financial interest; or 3) the equity investors' voting rights are not proportional to the economics, and substantially all of the activities of the entity either involve or are conducted on behalf of an investor that has disproportionately few voting rights. The Company consolidates entities deemed to be VIEs when it, or a wholly-owned subsidiary, is determined to be the primary beneficiary. The primary beneficiary analysis is a qualitative analysis based on power and economics. An enterprise has a controlling financial interest in a VIE if it has both 1) the power to direct the activities of a VIE that most significantly impact the VIE's

economic performance and 2) the obligation to absorb losses of the VIE that potentially could be significant to the VIE or the right to receive benefits from the VIE that potentially could be significant to the VIE.

VOEs are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. The Company generally consolidates VOEs when it, or a wholly-owned subsidiary, holds the majority of the voting interest in the VOE.

Rabbi Trusts

The Company established rabbi trusts to meet its obligations under certain executive non-qualified retirement benefits and deferred compensation plans and to mitigate the expense volatility of the aforementioned retirement plans. The rabbi trusts are considered VIEs as the equity investment at risk is insufficient to permit the trust to finance its activities without additional subordinated financial support from the Company. The Company is considered the primary beneficiary of the rabbi trusts as it has the power to direct the activities of the rabbi trusts that significantly affect the rabbi trust's economic performance and it has the obligation to absorb losses of the rabbi trusts that could potentially be significant to the rabbi trusts by virtue of its contingent call options on the rabbi trust's assets in the event of the Company's bankruptcy. As the primary beneficiary of these VIEs, the Company consolidates the rabbi trust investments. In general, the rabbi trust investments and any earnings received thereon are accumulated, reinvested and used exclusively for trust purposes. These rabbi trust investments consist primarily of cash and cash equivalents, U.S. government agency obligations, equity securities, mutual funds and other exchange-traded funds, and are recorded at fair value in the Company's Consolidated Balance Sheets. Changes in fair value are recorded in noninterest income in the Consolidated Statements of Income. These rabbi trust assets are included within other assets in the Company's Consolidated Balance Sheets.

Bank Owned Life Insurance

The Company holds bank-owned life insurance on the lives of certain participating executives, primarily as a result of mergers and acquisitions. The amount reported as an asset on the Consolidated Balance Sheets is the sum of the cash surrender values reported to the Company by the various insurance carriers. Certain policies are split-dollar life insurance policies whereby the Company recognizes a liability for the postretirement benefit related to the arrangement. This postretirement benefit is included in other liabilities on the Consolidated Balance Sheets.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled. A valuation allowance is established if it is considered more-likely-than-not that all or a portion of the deferred tax assets will not be realized. Interest and penalties paid on the underpayment of income taxes are classified as income tax expense.

The Company periodically evaluates the potential uncertainty of its tax positions as to whether it is more-likely-than-not its position would be upheld upon examination by the appropriate taxing authority. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the Consolidated Financial Statements. The tax position is measured at the largest amount of benefit that management believes is greater than 50% likely of being realized upon settlement.

Low Income Housing Tax Credits and Other Tax Credit Investments

As part of its community reinvestment initiatives, the Company primarily invests in qualified affordable housing projects in addition to other tax credit investment projects. The Company receives low-income housing tax credits, investment tax credits, rehabilitation tax credits, solar tax credits and other tax credits as a result of its investments in these limited partnership investments.

The Company accounts for its investments in qualified affordable housing projects using the proportional amortization method and amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits allocated to the Company. The amortization of the excess of the carrying amount of the investment over its estimated residual value is included as a component of income tax expense. At investment inception, the Company records a liability for the committed amount of the investment; this liability is reduced as contributions are made.

The Company evaluates investments in tax credit investment companies for consolidation based on the variable or voting interest entity guidance, as appropriate. Other tax credit investment projects are accounted for using either the cost method or equity method.

Trust Operations

The Bank is a full-service trust company that provides a wide range of trust services to customers that includes managing customer investments, safekeeping customer assets, supplying disbursement services, and providing other fiduciary services. Trust assets held in a fiduciary or agency capacity for customers are not included in the accompanying Consolidated Balance Sheets as they are not assets of the Company. The fees charged are variable based on various factors such as the Company's responsibility, the type of account, and account size. Customers are also charged a base fee which is prorated over a twelve-month period. Fees for additional or special services are generally fixed in nature and are charged as services are rendered. Revenue from administrative and management activities associated with these assets is recognized as performance obligations of underlying agreements are satisfied.

Derivative Financial Instruments

Derivative instruments are carried at fair value in the Company's Consolidated Financial Statements. The accounting for changes in the fair value of a derivative instrument is determined by whether it has been designated and qualifies as part of a hedging relationship, and further, by the type of hedging relationship. At the inception of a hedge, the Company documents certain items, including, but not limited to, the following: the relationship between hedging instruments and hedged items, the Company's risk management objectives, hedging strategies, and the evaluation of hedge transaction effectiveness. Documentation includes linking all derivatives that are designated as hedges to specific assets or liabilities on the balance sheet or to specific forecasted transactions.

The Company's derivative instruments that are designated and qualify for hedge accounting are classified as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows associated with a recognized asset or liability, or a forecasted transaction). As such, changes in the fair value of the designated hedging instrument that is included in the assessment of hedge effectiveness are recorded in other comprehensive income and reclassified into net income in the same period or periods during which the hedged forecasted transaction affects net income. Such reclassifications are presented in the same income statement line item as the net income effect of the hedged item. If the hedging instrument is not highly effective at achieving offsetting cash flows attributable to the revised contractually specified interest rate(s), hedge accounting will be discontinued. At that time, accumulated other comprehensive income would be frozen and amortized, as long as the forecasted transactions are still probable of occurring. If a cash flow hedge is terminated, hedge accounting treatment would be retained, and accumulated other comprehensive income would be frozen and amortized, as long as the forecasted transactions are still probable of occurring.

The Company's derivative instruments not designated as hedging instruments are recorded at fair value and changes in fair value are recognized in other noninterest income. Derivative instruments not designated as hedging instruments include interest rate swaps, foreign exchange contracts offered to commercial customers to assist them in meeting their financing and investing objectives for their risk management purposes, and risk participation agreements entered into as financial guarantees of performance on customer-related interest rate swap derivatives. The interest rate and foreign exchange risks associated with customer interest rate swaps and foreign exchange contracts are mitigated by entering into similar derivatives having offsetting terms with correspondent bank counterparties.

All derivative financial instruments eligible for clearing are cleared through the Chicago Mercantile Exchange ("CME"). In accordance with its amended rulebook, CME legally characterizes variation margin payments made to and received from the CME as settlement of derivatives rather than as collateral against derivatives.

Fair Value Measurements

ASC 820 "*Fair Value Measurements and Disclosures*" ("ASC 820") defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date. Market participants are buyers and sellers in the principal market that are independent, knowledgeable, able and willing to transact. ASC 820 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Prices or valuations that require unobservable inputs that reflect the Company's own assumptions that are significant to the fair value measurement.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Leases

The Company leases certain office space and equipment under various non-cancelable operating leases, some of which have renewal options to extend lease terms. At lease inception, the Company evaluates the lease terms to determine if the lease should be classified as an operating lease or a finance lease and recognizes a right of use ("ROU") asset and corresponding lease liability. The Company makes the decision on whether to renew an option to extend a lease by considering various factors. The Company will recognize an adjustment to its ROU asset and lease liability when lease agreements are amended and executed. The discount rate used in determining the present value of lease payments is based on the Company's incremental borrowing rate for borrowings with terms similar to each lease at commencement date. The Company has lease agreements with lease and non-lease components, which are generally accounted for as a single lease component. The Company has elected the short-term lease recognition exemption for all leases that qualify.

Common Share Repurchases

Shares repurchased by the Company under the Company's share repurchase programs have been classified as authorized but unissued shares. The cost of shares repurchased by the Company has been accounted for as a reduction to common stock and additional paid in capital balances. Massachusetts state law calls for repurchased shares to be classified as authorized but unissued shares. U.S. GAAP states that the accounting for share repurchases shall conform to state law where applicable.

Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Unallocated ESOP shares are not deemed outstanding for earnings per share calculations. ESOP shares committed to be released are considered to be outstanding for purposes of the earnings per share computation. ESOP shares that have not been legally released, but that relate to employee services rendered during an accounting period (interim or annual) ending before the related debt service payment is made, are considered committed to be released. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock awards and are determined using the treasury stock method.

Segment Reporting

An operating segment is defined as a component of a business for which separate financial information is available that is evaluated regularly by the chief operating decision-maker ("CODM") in deciding how to allocate resources and evaluate performance. The Company has determined that its CODM is its Executive Chair. The Company has one reportable segment: its banking business, which consists of a full range of banking lending, savings, and small business offerings, and its wealth management and trust operations.

Recent Accounting Pronouncements

Relevant standards that were recently issued but not yet adopted as of December 31, 2024:

In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements–Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative* ("ASU 2023-06"). The amendments in this update modify the disclosure or presentation requirements for a variety of topics in the codification. Certain amendments represent

clarifications to or technical corrections of the current requirements. The following is a summary of the topics included in the update and which pertain to the Company:

1. Statement of cash flows (Topic 230): Requires an accounting policy disclosure in annual periods of where cash flows associated with derivative instruments and their related gains and loses are presented in the statement of cash flows;

2. Accounting changes and error corrections (Topic 250): Requires that when there has been a change in the reporting entity, the entity disclose any material prior-period adjustment and the effect of the adjustment on retained earnings in interim financial statements;

3. Earnings per share (Topic 260): Requires disclosure of the methods used in the diluted earnings-per-share computation for each dilutive security and clarifies that certain disclosures should be made during interim periods, and amends illustrative guidance to illustrate disclosure of the methods used in the diluted earnings per share computation;

4. Commitments (Topic 440): Requires disclosure of assets mortgaged, pledged, or otherwise subject to lien and the obligations collateralized; and

5. Debt (Topic 470): Requires disclosure of amounts and terms of unused lines of credit and unfunded commitments and the weighted-average interest rate on outstanding short-term borrowings.

For public business entities, the amendments in ASU 2023-06 are effective on the date which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027, the SEC has not removed the applicable requirement from Regulation and S-X or Regulation S-K, the pending content of the related amendment will be removed from the codification and will not become effective for any entity. Early adoption is not permitted and the amendments are required to be applied on a prospective basis. The Company expects the adoption of this standard will not have a material impact on its Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The amendments in this update are intended to improve income tax disclosure requirements, primarily through enhanced disclosures related to the existing requirements to disclose a rate reconciliation, income taxes paid and certain other required disclosures. Specifically, the amendments in this update:

1. Require that a public entity disclose, on an annual basis: (1) specific categories in the rate reconciliation and (2) additional information for reconciling items that meet a quantitative threshold. The update requires disclosure of such reconciling items according to requirements indicated in the update.

2. Require that all entities disclose certain disaggregated information regarding income taxes paid.

3. Require that all entities disclose certain disaggregated information regarding income tax expense.

4. Eliminate the requirement to: (1) disclose the nature and estimate of the range of reasonably possible changes in the unrecognized tax benefits balance in the next 12 months or (2) make a statement that an estimate of the range cannot be made.

5. Remove the requirement to disclose the cumulative amount of each type of temporary difference when a deferred tax liability is not recognized because of exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures.

For public business entities, the amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024. Adoption should be done on a prospective basis and retrospective application is permitted.

In November 2024, the FASB issued ASU 2024-03, *Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40)*. The amendments in this update require disclosure, in the notes to the financial statements, of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity:

1. Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e).

2. Include certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements.

3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively.

4. Disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses.

For public business entities, the amendments in ASU 2024-03 are effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this update are to be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this update or (2) retrospectively to any or all prior periods presented in the financial statements.

Relevant standards that were adopted during the year ended December 31, 2024:

In March 2023, the FASB issued ASU 2023-02, *Investments–Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method* ("ASU 2023-02"). This update permits reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if the following conditions are met:

1. It is probable that the income tax credits allocable to the tax equity investor will be available.

2. The tax equity investor does not have the ability to exercise significant influence over the operating and financial policies of the underlying project.

3. Substantially all of the projected benefits are from income tax credits and other income tax benefits. Projected benefits include income tax credits, other income tax benefits, and other non-income-tax-related benefits. The projected benefits are determined on a discounted basis, using a discount rate that is consistent with the cash flow assumptions used by the tax equity investor in making its decision to invest in the project.

4. The tax equity investor's projected yield based solely on the cash flows from the income tax credits and other income tax benefits is positive.

5. The tax equity investor is a limited liability investor in the limited liability entity for both legal and tax purposes, and the tax equity investor's liability is limited to its capital investment.

Under previously effective accounting standards, the proportional amortization method was allowable only for equity investments in low-income-housing tax credit structures. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the income tax credits and other income tax benefits received and recognizes the net amortization and income tax credits and other income tax benefits in the income statement as a component of income tax expense (benefit). Updates made by ASU 2023-02 allow a reporting entity to make an accounting policy election to apply the proportional amortization method on a tax-credit-program-by-tax-credit-program basis. The Company had previously made an accounting policy election to account for its investments in low-income-housing tax credit investments using the proportional amortization method. This election was made upon the Company's adoption of ASU 2014-01, *Investments–Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects*, which introduced the option to apply proportional amortization to low-income-housing tax credit investments. The Company adopted this standard on January 1, 2024 and such adoption did not have a material impact on its Consolidated Financial Statements.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The amendments in this update are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this update:

1. Require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision-maker ("CODM") and included within each reported measure of segment profit or loss (collectively referred to as the "significant expense principle").

2. Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss.

3. Require that a public entity provide all annual disclosures about a reportable segment's profit or loss and assets currently required by ASC 280, *Segment Reporting* in interim periods.

4. Clarify that if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity's consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under U.S. GAAP, a public entity is

not precluded from reporting additional measures of a segment's profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources.

5. Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources.

6. Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this update and all existing segment disclosures in Topic 280.

The adoption of this standard did not have a material impact on the Company's Consolidated Financial Statements.

3. Mergers and Acquisitions

Cambridge Bancorp, Inc. Merger

On July 12, 2024, the Company completed its merger with Cambridge. In accordance with the merger agreement, each share of Cambridge common stock was exchanged for 4.956 shares of Company common stock. The transaction qualified as a tax-free reorganization for federal income tax purposes and provided Cambridge shareholders with a tax-free exchange of their shares of Cambridge common stock for Company common stock as the consideration they received in the merger. In connection with the merger, Citadel MS 2023, Inc. ("Merger Sub"), a wholly-owned subsidiary of the Company, merged with and into Cambridge, with Cambridge continuing as the surviving entity. Immediately after the merger, Cambridge merged with and into the Company, with the Company continuing as the surviving entity. Immediately following, Cambridge Trust, a wholly owned subsidiary of Cambridge, merged with and into Eastern Bank, with Eastern Bank continuing as the surviving entity. The Company issued 38.9 million shares of its common stock in the merger. Based upon the closing price of Company common stock on July 12, 2024 of $14.87 per share, the transaction is valued at $580.6 million, which includes cash paid in-lieu of fractional shares and recognition of restricted stock units ("RSU") and performance share units ("PSU") service accruals for service accrued by Cambridge personnel prior to the merger. In addition to increasing its loan and deposit base, the merger enabled the Company to expand its wealth management customer base and service offerings, which includes comprehensive investment management, as well as trust administration, estate settlement, and financial planning services.

The merger was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, *Business Combinations*. Under this method of accounting, the respective assets acquired and liabilities assumed were recorded at their estimated fair values. The excess of consideration paid over the estimated fair value of the net assets acquired totaled $357.3 million and was recorded as goodwill. The results of Cambridge's operations were included in the Company's consolidated financial statements subsequent to the merger date.

The calculation of goodwill is subject to change for up to one year after the closing date of the transaction as additional information relative to closing date estimates and uncertainties becomes available, including the filing of the 2024 tax return for Cambridge. As the Company finalizes its analysis of these assets and liabilities, there may be adjustments to the recorded carrying values.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of merger from Cambridge:

	Net Assets Acquired at Fair Value
	(In thousands)
Assets	
Cash and due from banks	$ 20,008
Short-term investments	4,877
Investment securities	883,021
Loans	3,650,600
Allowance for loan losses	(55,830)
FHLB stock	27,255
Premises and equipment	23,417
Bank owned life insurance	35,676
Goodwill	357,322
Intangible assets	141,200
Deferred income taxes, net	107,989
Other assets	134,608
Total assets acquired	5,330,143
Liabilities	
Deposits [1]	3,873,717
FHLB advances [2]	782,000
Escrow deposits of borrowers	3,633
Other liabilities	90,200
Total liabilities assumed	4,749,550
Purchase price	$ 580,593

(1)   Includes certificates of deposit, at fair value, of $418.7 million.

(2)   The FHLB advances assumed were overnight borrowings which matured immediately following the completion of the merger and therefore were not adjusted to fair value.

Fair Value Measurement of Assets Assumed and Liabilities Assumed

The methods used to determine the fair value of the assets acquired and liabilities assumed in the Cambridge merger were as follows:

Investment Securities

The estimated fair values of the available for sale debt securities and held-to-maturity debt securities, primarily comprised of U.S. Government Sponsored Enterprises mortgage-backed securities, U.S. Government Sponsored Enterprises obligations, corporate debt securities, municipal securities, and U.S. Treasury securities carried on Cambridge's balance sheet, was confirmed using actual sales quotations from sales of the securities, as the Company sold all of the acquired securities immediately following the closing of the merger. Based upon management's determination, a fair value adjustment of $158.9 million, reflecting a net discount, was recorded on acquired securities and reflects the net unrealized loss position of such securities at the date of merger. Securities acquired that were classified on Cambridge's balance sheet as held-to-maturity were reclassified as available for sale upon the completion of the merger and prior to sale by the Company, reflecting management's intent with respect to such securities.

Immediately following the completion of the merger, investment securities acquired through its merger with Cambridge paid down or were sold in their entirety. No gain or loss was recognized upon sale as such securities had been recorded by the Company based upon the quoted sale prices in determination of the purchase accounting fair value adjustment.

Loans

Loans acquired in the Cambridge merger were recorded at fair value, and there was no carryover of the allowance for loan losses. The fair value of the loans acquired from Cambridge was determined using market participant assumptions in estimating the amount and timing of both principal and interest cash flows expected to be collected, as adjusted for an estimate

of future credit losses and prepayments, and then applying a market-based discount rate to those cash flows. Management retained a third-party valuation specialist to assist with the determination of fair values of loans acquired, the results of which were reviewed by management. The resulting total fair value mark was estimated to be a discount of $277.0 million.

Acquired loans were reviewed to determine if any had experienced a more-than-insignificant deterioration in credit quality since origination. Loans meeting established criteria to indicate more-than-insignificant deterioration were identified as purchased credit deteriorated ("PCD") loans, and an allowance for loan losses was calculated using management's best estimate of projected losses over the remaining life of the loan in accordance with current expected credit loss ("CECL") methodology. In connection with the Cambridge merger, the Company recorded an allowance for loan losses on PCD loans of approximately $55.8 million, which was added to the amortized cost of loans.

The following is a reconciliation of the difference between the purchase price and par value of PCD loans acquired in the merger:

	As of July 12, 2024
	(In thousands)
Gross amortized cost basis at July 12, 2024	$ 356,148
Allowance for loan losses on PCD loans	(55,830)
Interest and liquidity discount	(26,019)
Purchase price of PCD loans (at fair value)	$ 274,299

For loans acquired without evidence of more-than-insignificant deterioration in credit quality since origination, also referred to as non-PCD loans, the Company estimated an allowance for loan losses based on the Company's methodology for determining the allowance under CECL. The resulting allowance on non-PCD loans was $40.9 million, which was recorded through a charge to provision for loan losses on the date of merger.

Premises and Equipment

The Company acquired 18 branches in the merger as of the date of closing, five of which were owned premises. In addition, the Company acquired two corporate properties in the merger with Cambridge. The fair value of properties acquired was derived by valuations prepared by an independent third party utilizing a combination of the income approach and the sales comparison approach to value the property as improved.

Leases

As part of the merger the Company added 23 lease obligations. The Company recorded a $25.5 million right-of-use asset and a $32.0 million lease liability for these lease obligations. Lease assets and liabilities were measured using a methodology to estimate the future rental payments over the remaining lease term with discounting using the Company's incremental borrowing rate. The lease term was determined for individual leases based on the Company's assessment of the probability of exercising renewal options. The net effect of any off-market terms in a lease was also discounted and applied to the balance of the lease asset.

Core Deposit Intangible

The fair value of the core deposit intangible was determined based on a discounted cash flow analysis using a discount rate commensurate with market participants. To calculate cash flows, deposit account servicing costs (net of deposit fee income) and interest expense on deposits were compared to the cost of alternative funding sources available through FHLBB borrowing rates and national brokered CD offering rates. The projected cash flows were developed using projected deposit attrition rates. Management retained a third-party valuation specialist to assist with the determination of projected cash flows, the results of which were reviewed by management. The core deposit intangible totaled $115.0 million and is being amortized on a cash-flow weighted basis over its estimated useful life of 7 years.

Cambridge Trust Wealth Management Customer List and Trade Name Intangibles

The fair value of the Cambridge Trust wealth management customer list intangible ("customer list intangible") and trade name intangible ("trade name intangible") were determined based upon discounted cash flow analyses using discount rates commensurate with market participants. The projected cash flows for the customer list intangible were developed using current revenue grown at a constant rate, and projected customer attrition rates were used to allocate those revenues to existing customers. Adjustments were made to the projected cash flows to account for sales and marketing expenses as well as contributory asset charges associated with the customer list. The discounted cash flows for the trade name intangible were developed using current revenue grown at a constant rate, multiplied by a royalty rate determined based on market observations.

Management retained a third-party valuation specialist to assist with the determination of the projected cash flows, the results of which were reviewed by management. The estimated fair value of the customer list and trade name intangibles amounted to $25.0 million and $1.2 million, respectively, and are being amortized on a cash-flow weighted basis over their estimated useful lives of 11 years and 5 years, respectively.

Goodwill

The calculation of goodwill is subject to change for up to one year after the date of merger as additional information relative to the closing date estimates and uncertainties become available. As the Company finalizes its review of the acquired assets and liabilities, certain adjustments to the recorded carrying values may be required. The goodwill will be evaluated annually for impairment. The goodwill is not deductible for tax purposes.

Bank Owned Life Insurance ("BOLI")

Cambridge's BOLI cash surrender value was $35.7 million with no fair value adjustment.

Certificates of Deposit

The fair value adjustment for certificates of deposit represents a discount from the value of the contractual repayments of fixed-maturity deposits using prevailing market interest rates for similar-term time deposits. The certificate of deposit discount, which was estimated to be $1.6 million, is being amortized into income on a level yield amortization method over the contractual life of the deposits.

Escrow Deposits of Borrowers

Cambridge's escrow deposits of borrowers was $3.6 million with no fair value adjustment.

Merger-Related Expenses

The Company recorded merger and acquisition expenses of $36.7 million and $5.5 million during the years ended December 31, 2024 and 2023, respectively, related to the Cambridge merger. These merger and acquisition expenses were included in the following line items of the Consolidated Statements of Income:

	For the Years Ended December 31,			
	2024		**2023**	
	(In thousands)			
Salaries and employee benefits	$	14,719	$	5
Office occupancy and equipment		4,583		2
Data processing		4,919		1,357
Professional services		7,320		4,080
Marketing		70		—
Other noninterest expense		5,053		51
	$	36,664	$	5,495

The following table presents certain unaudited pro forma information for the years ended December 31, 2024 and 2023. This unaudited estimated pro forma financial information was calculated as if the merger had occurred as of January 1, 2023. This unaudited pro forma information combines the historical results of Cambridge with the Company's consolidated historical results and includes certain adjustments reflecting the estimated impact of certain fair value adjustments for the respective periods. The pro forma information is not indicative of what would have occurred had the merger occurred as of the beginning of the year prior to the merger. The unaudited pro forma information does not consider any changes to the provision for loan losses resulting from recording loan assets at fair value, cost savings, or business synergies. As a result, actual amounts would have differed from the unaudited pro forma information presented.

	Unaudited Pro Forma Financial Information for the Years Ended December 31,	
	2024	**2023**
	(In thousands)	
Net interest income	$ 681,467	$ 722,380
Net income (loss)	126,158	(4,342)

Financial results of Cambridge from the date of merger through December 31, 2024 are not presented as management considers the determination of such amounts to be impracticable.

4. Securities

Available for Sale Securities

The amortized cost, gross unrealized gains and losses, ACL and fair value of available for sale securities as of the dates indicated were as follows:

	As of December 31, 2024				
	Amortized Cost	**Unrealized Gains**	**Unrealized Losses**	**Allowance for Credit Losses**	**Fair Value**
	(In thousands)				
Debt securities:					
Government-sponsored residential mortgage-backed securities	$ 3,099,328	$ —	$ (537,433)	$ —	$ 2,561,895
Government-sponsored commercial mortgage-backed securities	1,362,519	—	(201,408)	—	1,161,111
U.S. Agency bonds	19,608	—	(1,936)	—	17,672
U.S. Treasury securities	99,784	—	(2,165)	—	97,619
State and municipal bonds and obligations	197,405	—	(14,104)	—	183,301
	$ 4,778,644	$ —	$ (757,046)	$ —	$ 4,021,598

	As of December 31, 2023				
	Amortized Cost	**Unrealized Gains**	**Unrealized Losses**	**Allowance for Credit Losses**	**Fair Value**
	(In thousands)				
Debt securities:					
Government-sponsored residential mortgage-backed securities	$ 3,302,165	$ —	$ (521,527)	$ —	$ 2,780,638
Government-sponsored commercial mortgage-backed securities	1,326,029	—	(201,653)	—	1,124,376
U.S. Agency bonds	236,454	—	(20,443)	—	216,011
U.S. Treasury securities	99,552	—	(4,400)	—	95,152
State and municipal bonds and obligations	197,704	172	(6,532)	—	191,344
	$ 5,161,904	$ 172	$ (754,555)	$ —	$ 4,407,521

The Company did not record a provision for credit losses on any AFS securities during either the year ended December 31, 2024 or 2023. Accrued interest receivable on AFS securities totaled $8.9 million and $9.2 million as of December 31, 2024 and 2023, respectively, and is included within other assets on the Consolidated Balance Sheets. The Company did not record any write-offs of accrued interest income on AFS securities during either the year ended December 31, 2024 or 2023. No securities held by the Company were delinquent on contractual payments as of December 31, 2024 nor 2023, nor were any such securities placed on non-accrual status during the periods then ended.

As of December 31, 2024 and 2023, the Company had no investments in obligations of individual states, counties, or municipalities which exceeded 10% of consolidated shareholders' equity.

The following table summarizes gross realized gains and losses from sales of AFS securities for the periods indicated:

	For the Years Ended December 31,		
	2024	2023	2022
	(In thousands)		
Gross realized gains from sales of AFS securities	$ —	$ —	$ 1,775
Gross realized losses from sales of AFS securities	(16,798)	(333,170)	(4,932)
Net losses from sales of AFS securities	$ (16,798)	$ (333,170)	$ (3,157)

Information pertaining to AFS securities with gross unrealized losses as of December 31, 2024 and 2023, for which the Company did not recognize a provision for credit losses under CECL, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows:

		As of December 31, 2024						
		Less than 12 Months		12 Months or Longer		Total		
	# of Holdings	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	
		(Dollars in thousands)						
Government-sponsored residential mortgage-backed securities	324	$ 9	$ 113,326	$ 537,424	$ 2,448,569	$ 537,433	$ 2,561,895	
Government-sponsored commercial mortgage-backed securities	187	27	86,201	201,381	1,074,910	201,408	1,161,111	
U.S. Agency bonds	1	—	—	1,936	17,672	1,936	17,672	
U.S. Treasury securities	6	—	—	2,165	97,619	2,165	97,619	
State and municipal bonds and obligations	238	819	19,361	13,285	163,940	14,104	183,301	
	756	$ 855	$ 218,888	$ 756,191	$ 3,802,710	$ 757,046	$ 4,021,598	

		As of December 31, 2023						
		Less than 12 Months		12 Months or Longer		Total		
	# of Holdings	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	
		(Dollars in thousands)						
Government-sponsored residential mortgage-backed securities	324	$ —	$ —	$ 521,527	$ 2,780,638	$ 521,527	$ 2,780,638	
Government-sponsored commercial mortgage-backed securities	187	—	—	201,653	1,124,376	201,653	1,124,376	
U.S. Agency bonds	23	—	—	20,443	216,011	20,443	216,011	
U.S. Treasury securities	6	36	4,927	4,364	90,225	4,400	95,152	
State and municipal bonds and obligations	196	233	22,894	6,299	135,279	6,532	158,173	
	736	$ 269	$ 27,821	$ 754,286	$ 4,346,529	$ 754,555	$ 4,374,350	

As of December 31, 2024, the Company did not intend to sell these investments and has determined based upon available evidence that it is more-likely-than-not that the Company will not be required to sell each security before the expected recovery of its amortized cost basis. As a result, the Company did not recognize an ACL on these investments as of either December 31, 2024 or 2023.

The causes of the impairments listed in the tables above by category are as follows as of December 31, 2024 and 2023:

- *Government-sponsored mortgage-backed securities, U.S. Agency bonds and U.S. Treasury securities* – The securities with unrealized losses in these portfolios have contractual terms that generally do not permit the issuer to settle the security at a price less than the current par value of the investment. The decline in market value of these securities is attributable to changes in interest rates and not credit quality. Additionally, these securities are implicitly guaranteed by the U.S. government or one of its agencies.

- *State and municipal bonds and obligations* – The securities with unrealized losses in this portfolio have contractual terms that generally do not permit the issuer to settle the security at a price less than the current par value of the investment. The decline in market value of these securities is attributable to changes in interest rates and not credit quality.

Held to Maturity Securities

The amortized cost, gross unrealized gains and losses, ACL and fair value of HTM securities as of the dates indicated were as follows:

	As of December 31, 2024				
	Amortized Cost	Unrealized Gains	Unrealized Losses	Allowance for Credit Losses	Fair Value
	(In thousands)				
Debt securities:					
Government-sponsored residential mortgage-backed securities	$ 231,709	$ —	$ (29,438)	$ —	$ 202,271
Government-sponsored commercial mortgage-backed securities	189,006	—	(19,553)	—	169,453
	$ 420,715	$ —	$ (48,991)	$ —	$ 371,724

	As of December 31, 2023				
	Amortized Cost	Unrealized Gains	Unrealized Losses	Allowance for Credit Losses	Fair Value
	(In thousands)				
Debt securities:					
Government-sponsored residential mortgage-backed securities	$ 254,752	$ —	$ (24,433)	$ —	$ 230,319
Government-sponsored commercial mortgage-backed securities	194,969	—	(20,466)	—	174,503
	$ 449,721	$ —	$ (44,899)	$ —	$ 404,822

The Company did not record a provision for estimated credit losses on any HTM securities during either the year ended December 31, 2024 or 2023. As of both December 31, 2024 and 2023, the accrued interest receivable on HTM securities totaled $0.9 million, and is included within other assets on the Consolidated Balance Sheets. The Company did not record any write-offs of accrued interest receivable on HTM securities during either the year ended December 31, 2024 or 2023. No HTM securities held by the Company were delinquent on contractual payments as of either December 31, 2024 or 2023, nor were any such securities placed on non-accrual status during the periods then ended.

Available for Sale and Held to Maturity Securities Contractual Maturity

The amortized cost and estimated fair value of AFS and HTM securities by scheduled contractual maturities as of dates indicated were as follows:

	As of December 31, 2024									
	Due in one year or less		Due after one year to five years		Due after five to ten years		Due after ten years		Total	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
					(In thousands)					
AFS securities										
Government-sponsored residential mortgage-backed securities	$ 561	$ 557	$ 21,535	$ 20,940	$ 13,212	$ 12,268	$ 3,064,020	$ 2,528,130	$ 3,099,328	$ 2,561,895
Government-sponsored commercial mortgage-backed securities	—	—	436,515	404,181	270,546	235,853	655,458	521,077	1,362,519	1,161,111
U.S. Agency bonds	—	—	19,608	17,672	—	—	—	—	19,608	17,672
U.S. Treasury securities	49,947	49,717	49,837	47,902	—	—	—	—	99,784	97,619
State and municipal bonds and obligations	5,368	5,319	33,497	32,284	51,326	48,743	107,214	96,955	197,405	183,301
Total available for sale	55,876	55,593	560,992	522,979	335,084	296,864	3,826,692	3,146,162	4,778,644	4,021,598
HTM securities										
Government-sponsored residential mortgage-backed securities	—	—	—	—	—	—	231,709	202,271	231,709	202,271
Government-sponsored commercial mortgage-backed securities	—	—	133,168	121,471	55,838	47,982	—	—	189,006	169,453
Total held to maturity securities	—	—	133,168	121,471	55,838	47,982	231,709	202,271	420,715	371,724
Total	$ 55,876	$ 55,593	$ 694,160	$ 644,450	$ 390,922	$ 344,846	$ 4,058,401	$ 3,348,433	$ 5,199,359	$ 4,393,322

	As of December 31, 2023									
	Due in one year or less		Due after one year to five years		Due after five to ten years		Due after ten years		Total	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)									
AFS securities										
Government-sponsored residential mortgage-backed securities	$ —	$ —	$ 29,288	$ 28,188	$ 22,735	$ 21,235	$ 3,250,142	$ 2,731,215	$ 3,302,165	$ 2,780,638
Government-sponsored commercial mortgage-backed securities	—	—	256,229	234,725	379,749	327,198	690,051	562,453	1,326,029	1,124,376
U.S. Agency bonds	—	—	236,454	216,011	—	—	—	—	236,454	216,011
U.S. Treasury securities	—	—	99,552	95,152	—	—	—	—	99,552	95,152
State and municipal bonds and obligations	213	209	30,131	29,393	44,047	43,260	123,313	118,482	197,704	191,344
Total available for sale securities	213	209	651,654	603,469	446,531	391,693	4,063,506	3,412,150	5,161,904	4,407,521
HTM securities										
Government-sponsored residential mortgage-backed securities	—	—	—	—	—	—	254,752	230,319	254,752	230,319
Government-sponsored commercial mortgage-backed securities	—	—	80,014	72,952	114,955	101,551	—	—	194,969	174,503
Total held to maturity securities	—	—	80,014	72,952	114,955	101,551	254,752	230,319	449,721	404,822
Total	$ 213	$ 209	$ 731,668	$ 676,421	$ 561,486	$ 493,244	$ 4,318,258	$ 3,642,469	$ 5,611,625	$ 4,812,343

Mortgage-backed securities include investments in securities that are insured or guaranteed by Freddie Mac, Ginnie Mae or Fannie Mae. Mortgage-backed securities are purchased to achieve positive interest rate spread with minimal administrative expense, and to lower the Company's credit risk. Mortgage-backed securities and callable securities are shown at their contractual maturity dates. However, both are expected to have shorter average lives due to expected prepayments and callable features, respectively. Included in the above maturity tables as of December 31, 2024 and 2023 were $196.4 million, and $394.4 million, respectively, of callable securities at fair value.

Securities Pledged as Collateral

As of December 31, 2024 and 2023, securities with a carrying value of $687.9 million and $615.7 million, respectively, were pledged to secure public deposits and for other purposes required by law. As of December 31, 2024 and 2023, deposits with associated pledged collateral included cash accounts from the Company's wealth management division ("Cambridge Trust Wealth Management"), which was formerly operated under the name "Eastern Wealth Management," and municipal deposit accounts. As of December 31, 2024, securities with a carrying value of $1.0 billion were pledged as collateral to the FHLBB. No securities were pledged to the FHLBB as collateral as of December 31, 2023.

In March 2023 the Federal Reserve created the Bank Term Funding Program (the "Program") that offered eligible depository institutions loans up to one year in length in return for any collateral eligible for purchase by the Federal Reserve Banks in open market operations, such as U.S. Treasuries. As of December 31, 2023, securities with a carrying value of $2.4

billion were pledged as collateral through the Program. On January 24, 2024, the Federal Reserve Board announced the Program would cease making new loans as scheduled on March 11, 2024. Accordingly, no securities were pledged as collateral under the Program as of December 31, 2024. Separately, as of December 31, 2024 and 2023, the Company pledged securities with a carrying value of $794.8 million and $168.8 million, respectively, to the Federal Reserve Discount Window (the "Discount Window").

5. Loans and Allowance for Credit Losses

Loans

The following table provides a summary of the Company's loan portfolio as of the dates indicated:

	As of December 31,	
	2024	2023
	(In thousands)	
Commercial and industrial	$ 3,296,068	$ 3,034,068
Commercial real estate	7,119,523	5,457,349
Commercial construction	494,842	386,999
Business banking	1,448,176	1,085,763
Residential real estate	4,063,659	2,565,485
Consumer home equity	1,385,394	1,208,231
Other consumer	271,422	235,533
Gross loans before unearned discounts and deferred fees, net	18,079,084	13,973,428
Allowance for loan losses (1)	(228,952)	(148,993)
Unearned discounts and deferred fees, net	(300,730)	(25,068)
Loans after the allowance for loan losses and net unearned discounts and deferred fees	$ 17,549,402	$ 13,799,367

(1)   The balance of accrued interest receivable excluded from amortized cost and the calculation of the allowance for loan losses amounted to $66.7 million and $53.9 million as of December 31, 2024 and 2023, respectively, and is included within other assets on the Consolidated Balance Sheets.

There are no other loan categories that exceed 10% of total loans not already reflected in the preceding table.

The Company's lending activities are conducted principally in the New England area with the exception of its Shared National Credit Program ("SNC Program") portfolio and certain purchased loans. The Company participates in the SNC Program in an effort to improve its industry and geographical diversification. The SNC Program portfolio is included in the Company's commercial and industrial, commercial real estate and commercial construction portfolios. The SNC Program portfolio is defined as loan syndications with exposure over $100 million and with three or more lenders participating.

Most loans originated by the Company are either collateralized by real estate or other assets or guaranteed by federal and local governmental authorities. The ability and willingness of the single-family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity within the borrowers' geographic areas and real estate values. The ability and willingness of commercial real estate, commercial and industrial, and construction loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate economy in the borrowers' geographic areas and the general economy.

Loans Pledged as Collateral

The carrying value of loans pledged to secure advances from the FHLBB were $2.3 billion and $4.6 billion at December 31, 2024 and 2023, respectively. The balance of funds borrowed from the FHLBB were $17.6 million and $17.7 million at December 31, 2024 and 2023, respectively.

The carrying value of loans pledged to secure advances from the Federal Reserve Bank ("FRB") was $3.1 billion and $1.1 billion at December 31, 2024 and 2023, respectively. There were no funds borrowed from the FRB outstanding at either December 31, 2024 or 2023.

Serviced Loans

At December 31, 2024 and 2023, mortgage loans partially or wholly-owned by others and serviced by the Company amounted to $228.4 million and $77.2 million, respectively. The increase in loans serviced from December 31, 2023

to December 31, 2024 was primarily due to the merger and the acquisition of the portfolio of mortgage loans partially or wholly-owned by others and previously serviced by Cambridge.

Purchased Loans

The Company began purchasing residential real estate mortgage loans during the third quarter of 2022 and ceased such purchases in the first quarter of 2023. Loans purchased were subject to the same underwriting criteria as those loans originated directly by the Company. During the year ended December 31, 2024, the Company did not purchase any residential real estate mortgage loans. During the year ended December 31, 2023, the Company purchased $32.0 million of residential real estate mortgage loans. As of December 31, 2024 and 2023, the amortized cost balance of loans purchased was $367.0 million and $385.5 million, respectively.

Commercial Loan Sales

During the year ended December 31, 2024, the Company did not sell any commercial and industrial loans. During the year ended December 31, 2023, the Company sold $214.2 million of commercial and industrial loans previously included in the SNC program portfolio and recognized a loss on sale of $2.7 million.

Allowance for Loan Losses

The allowance for loan losses is established to provide for management's estimate of expected lifetime credit losses on loans measured at amortized cost at the balance sheet date through a provision for loan losses charged to net income. Charge-offs, net of recoveries, are charged directly to the allowance for loan losses. Commercial and residential loans are charged-off in the period in which they are deemed uncollectible. Delinquent loans in these product types are subject to ongoing review and analysis to determine if a charge-off in the current period is appropriate. For consumer loans, policies and procedures exist that require charge-off consideration upon a certain triggering event depending on the product type.

The following tables summarize the change in the allowance for loan losses by loan category for the periods indicated:

	For the Year Ended December 31, 2024							
	Commercial and Industrial	Commercial Real Estate	Commercial Construction	Business Banking	Residential Real Estate	Consumer Home Equity	Other Consumer	Total
	(In thousands)							
Allowance for loan losses:								
Beginning balance	$ 26,959	$ 65,475	$ 6,666	$ 14,913	$ 25,954	$ 5,595	$ 3,431	$ 148,993
Initial reserve on PCD loans at merger	6,589	45,656	26	581	2,919	40	19	55,830
Charge-offs	(40)	(42,556)	—	(2,498)	(28)	(59)	(2,576)	(47,757)
Recoveries	99	2,207	—	1,189	205	136	670	4,506
Provision	7,483	45,393	1,770	5,714	3,241	1,760	2,019	67,380
Ending balance	$ 41,090	$ 116,175	$ 8,462	$ 19,899	$ 32,291	$ 7,472	$ 3,563	$ 228,952

	For the Year Ended December 31, 2023							
	Commercial and Industrial	Commercial Real Estate	Commercial Construction	Business Banking	Residential Real Estate	Consumer Home Equity	Other Consumer	Total
	(In thousands)							
Allowance for loan losses:								
Beginning balance	$ 26,859	$ 54,730	$ 7,085	$ 16,189	$ 28,129	$ 6,454	$ 2,765	$ 142,211
Cumulative effect of change in accounting principle (1)	47	—	—	(140)	(849)	(201)	—	(1,143)
Charge-offs	(13)	(8,008)	—	(4,645)	—	(7)	(2,419)	(15,092)
Recoveries	296	198	—	1,867	97	41	466	2,965
Provision (release)	(230)	18,555	(419)	1,642	(1,423)	(692)	2,619	20,052
Ending balance	$ 26,959	$ 65,475	$ 6,666	$ 14,913	$ 25,954	$ 5,595	$ 3,431	$ 148,993

(1) Represents the adjustment needed to reflect the cumulative day one impact pursuant to the Company's adoption of ASU 2022-02 (i.e., cumulative effect adjustment related to the adoption of ASU 2022-02 as of January 1, 2023). The adjustment represents a $1.1 million decrease to the allowance attributable to the change in accounting methodology for estimating the allowance for loan losses resulting from the Company's adoption of the standard.

	For the Year Ended December 31, 2022								
	Commercial and Industrial	Commercial Real Estate	Commercial Construction	Business Banking	Residential Real Estate	Consumer Home Equity	Other Consumer	Other	Total
	(In thousands)								
Allowance for loan losses:									
Beginning balance	$ 18,018	$ 52,373	$ 2,585	$ 10,983	$ 6,556	$ 3,722	$ 3,308	$ 242	$ 97,787
Cumulative effect of change in accounting principle (1)	11,533	(6,655)	1,485	6,160	13,489	1,857	(541)	(242)	27,086
Charge-offs	(269)	—	—	(2,292)	—	(1)	(2,269)	—	(4,831)
Recoveries	1,322	91	—	2,069	94	24	644	—	4,244
Provision (release)	(3,745)	8,921	3,015	(731)	7,990	852	1,623	—	17,925
Ending balance	$ 26,859	$ 54,730	$ 7,085	$ 16,189	$ 28,129	$ 6,454	$ 2,765	$ —	$ 142,211

(1) Represents the adjustment needed to reflect the cumulative day one impact pursuant to the Company's adoption of ASU 2016-13 (i.e., cumulative effect adjustment related to the adoption of ASU 2016-13 as of January 1, 2022). The adjustment represents a $27.1 million increase to the allowance attributable to the change in accounting methodology for estimating the allowance for loan losses resulting from the Company's adoption of the standard. The adjustment also includes the adjustment needed to reflect the day one reclassification of the Company's PCI loan balances to PCD and the associated gross-up of $0.1 million, pursuant to the Company's adoption of ASU 2016-13.

The Company recorded provisions for allowance for loan losses of $67.4 million and $20.1 million for the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, the Company recorded a provision for allowance for loan losses of $40.9 million related to non-PCD loans acquired in the merger which closed on July 12, 2024. Excluding this amount, the provision for the year ended December 31, 2024 amounted to $26.5 million. Management determined a provision to be necessary for the year ended December 31, 2024 primarily due to $42.6 million in charge-offs of commercial real estate loans and due to an increase in specific reserves for commercial real estate loans collateralized by property in the office risk segment. Included in charge-offs of commercial real estate loans during the year ended December 31, 2024 was $41.3 million of charge-offs on loans collateralized by property in the office risk segment which transitioned to non-accrual status during the year ended December 31, 2024 and were not reserved for on a specific reserve basis as of December 31, 2023, and $19.8 million of charge-offs on PCD loans acquired in the merger with Cambridge. Also contributing to the increase in the allowance for loan losses was an initial reserve of $55.8 million recorded by the Company related to PCD loans acquired in the merger with Cambridge. This amount represented the initial allowance on such loans and was recorded with a corresponding gross-up of the loan amortized cost balance in connection with purchase accounting therefore not increasing the provision for allowance for loan losses. Refer to *Note 3, "Mergers and Acquisitions"* for additional discussion.

Change in Accounting Estimate

In connection with its quarterly computation of the allowance for loan losses, management performs back-testing of the model results compared to actual balances and losses as a part of generating the accounting estimate. In the third quarter of 2024, in response to back-testing results, management updated its prepayment estimate, resulting in an increase to the loan portfolio's weighted average life, and qualitative reserve framework which reflects management's best estimate of expected credit losses. The net effect of the such changes to the allowance for loan losses estimation process was an increase of approximately $5.6 million.

Reserve for Unfunded Commitments

Management evaluates the need for a reserve on unfunded lending commitments in a manner consistent with loans held for investment. As of December 31, 2024 and December 31, 2023, the Company's reserve for unfunded lending commitments was $13.1 million and $14.1 million, respectively, which is recorded within other liabilities in the Company's Consolidated Balance Sheets.

Portfolio Segmentation

Management uses a methodology to systematically estimate the amount of expected losses in each segment of loans in the Company's portfolio. Commercial and industrial business banking, investment commercial real estate, and commercial and industrial loans are evaluated based upon loan-level risk characteristics, historical losses and other factors which form the basis for estimating expected losses. Other portfolios, including owner occupied commercial real estate (which includes business banking owner occupied commercial real estate), commercial construction, residential mortgages, home equity and consumer loans, are analyzed as groups taking into account delinquency ratios, and the Company's and peer banks' historical loss experience. For the purposes of estimating the allowance for loan losses, management segregates the loan portfolio into loan categories that share similar risk characteristics such as the purpose of the loan, repayment source, and collateral. These characteristics are considered when determining the appropriate level of the allowance for each category. Some examples of these risk characteristics unique to each loan category include:

Commercial Lending

Commercial and industrial: The primary risk associated with commercial and industrial loans is the ability of borrowers to achieve business results consistent with those projected at origination. Collateral frequently consists of a first lien position on business assets including, but not limited to, accounts receivable, inventory, aircraft and equipment. The primary repayment source is operating cash flow and, secondarily, the liquidation of assets. Under its lending guidelines, the Company generally requires a corporate or personal guarantee from any entity or individual that holds a material ownership in the borrowing entity when the loan-to-value of a commercial and industrial loan is in excess of a specified threshold.

Commercial real estate: Collateral values are established by independent third-party appraisals and evaluations. Primary repayment sources include operating income generated by the real estate, permanent debt refinancing, sale of the real estate and, secondarily, liquidation of the collateral. Under its lending guidelines, the Company generally requires a corporate or personal guarantee from individuals that hold material ownership in the borrowing entity when the loan-to-value of a commercial real estate loan is in excess of a specified threshold.

Commercial construction: These loans are generally considered to present a higher degree of risk than other real estate loans and may be affected by a variety of factors, such as adverse changes in interest rates and the borrower's ability to control costs and adhere to time schedules. Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the completed project. Construction loan repayment is substantially dependent on the ability of the borrower to complete the project and obtain permanent financing.

Business banking: These loans are typically secured by all business assets or commercial real estate. Business banking originations include traditionally underwritten loans as well as partially automated scored loans. Business banking scored loans are determined by utilizing the Company's proprietary decision matrix that has a number of quantitative factors including, but not limited to, a guarantor's credit score, industry risk, and time in business. The Company also engages in Small Business Association ("SBA") lending. The SBA guarantees reduce the Company's loss due to default and are considered a credit enhancement to the loan structure.

Residential Lending

These loans are made to borrowers who demonstrate the ability to repay principal and interest on a monthly basis. Underwriting considerations include, among others, income sources and their reliability, willingness to repay as evidenced by credit repayment history, financial resources (including cash reserves) and the value of the collateral. The Company maintains policy standards for minimum credit score and cash reserves and maximum loan-to-value consistent with a "prime" portfolio. Collateral consists of mortgage liens on 1-4 family residential dwellings. The policy standards applied to loans originated by the Company are the same as those applied to purchased loans. The Company does not originate or purchase sub-prime or other high-risk loans. Residential loans are originated either for sale to investors or retained in the Company's loan portfolio. Decisions about whether to sell or retain residential loans are made based on the interest rate characteristics, pricing for loans in the secondary mortgage market, competitive factors and the Company's liquidity and capital needs.

Consumer Lending

Consumer home equity: Home equity lines of credit are granted for ten years with monthly interest-only repayment requirements. At the end of the ten-year draw period, home equity lines of credit are amortized over the remaining maturity period and monthly payments of principal and interest are required. Home equity loans are term loans that require the monthly payment of principal and interest such that the loan will be fully amortized at maturity. Underwriting considerations are materially consistent with those utilized in residential real estate. Collateral consists of a senior or subordinate lien on owner-occupied residential property.

<u>Other consumer</u>: The Company's policy and underwriting in this category, which is comprised primarily of home improvement, automobile and aircraft loans, include the following factors, among others: income sources and reliability, credit histories, term of repayment, and collateral value, as applicable. These are typically granted on an unsecured basis, with the exception of aircraft and automobile loans.

Credit Quality

Commercial Lending Credit Quality

The credit quality of the Company's commercial loan portfolio is actively monitored and supported by a comprehensive credit approval process and all large dollar transactions are sent for approval to a committee of seasoned business line and credit professionals. The Company maintains an independent credit risk review function that reports directly to the Risk Management Committee of the Board of Directors. Credits that demonstrate significant deterioration in credit quality are transferred to a specialized group of experienced officers for individual attention.

The Company monitors credit quality indicators and utilizes portfolio scorecards to assess the risk of its commercial portfolio. Specifically, the Company utilizes a 15-point credit risk-rating system to manage risk and identify potential problem loans. Under this point system, risk-rating assignments are based upon a number of quantitative and qualitative factors that are under continual review. Factors include cash flow, collateral coverage, liquidity, leverage, position within the industry, internal controls and management, financial reporting, and other considerations. Commercial loan risk ratings are (re)evaluated for each loan at least once-per-year. The risk-rating categories under the credit risk-rating system are defined as follows:

0 Risk Rating- Unrated

Certain segments of the portfolios are not rated. These segments include aircraft loans, business banking scored loan products, and other commercial loans managed by exception. Loans within this unrated loan segment are monitored by delinquency status; and for lines of credit greater than $100,000 in exposure, an annual review is conducted which includes the review of the business score and loan and deposit account performance. The Company supplements performance data with current business credit scores for the business banking portfolio on a quarterly basis. Unrated commercial and business banking loans are generally restricted to commercial exposure of less than $1.5 million. Loans included in this category generally are not required to provide regular financial reporting or regular covenant monitoring.

For purposes of estimating the allowance for loan losses, unrated loans are considered in the same manner as "Pass" rated loans. Unrated loans are included with "Pass" rated loans for disclosure purposes.

1-10 Risk Rating – Pass

Loans with a risk rating of 1-10 are classified as "Pass" and are comprised of loans that range from "substantially risk free" which indicates borrowers of unquestioned credit standing, well-established national companies with a very strong financial condition, and loans fully secured by policy conforming cash levels, through "low pass" which indicates acceptable rated loans that may be experiencing weak cash flow, impending lease rollover or minor liquidity concerns.

11 Risk Rating – Special Mention (Potential Weakness)

Loans to borrowers in this category exhibit potential weaknesses or downward trends deserving management's close attention. While potentially weak, no loss of principal or interest is envisioned. Included in this category are borrowers who are performing as agreed, are weak when compared to industry standards, may be experiencing an interim loss and may be in declining industries. An element of asset quality, financial flexibility or management is below average. The Company does not consider borrowers within this category as new business prospects. Borrowers rated special mention may find it difficult to obtain alternative financing from traditional bank sources.

12 Risk Rating – Substandard (Well-Defined Weakness)

Loans with a risk-rating of 12 exhibit well-defined weaknesses that, if not corrected, may jeopardize the orderly liquidation of the debt. A loan is classified as substandard if it is inadequately protected by the repayment capacity of the obligor or by the collateral pledged. Specifically, repayment under market rates and terms, or by the requirements under the existing loan documents, is in jeopardy, but no loss of principal or interest is envisioned. There is a possibility that a partial loss of principal and/or interest will occur in the future if the deficiencies are not corrected. Loss potential, while existing in the aggregate portfolio of substandard assets, does not have to exist in individual assets classified as substandard. Non-accrual is possible, but not mandatory, in this class.

13 Risk Rating – Doubtful (Loss Probable)

Loans classified as doubtful have comparable weaknesses as found in the loans classified as substandard, with the added provision that such weaknesses make collection of the debt in full (based on currently existing facts, conditions and values) highly questionable and improbable. Serious problems exist such that a partial loss of principal is likely. The probability of loss exists, but because of reasonably specific pending factors that may work to strengthen the credit, estimated losses are deferred until a more exact status can be determined. Specific reserves will be the amount identified after specific review. Non-accrual is mandatory in this class.

14 Risk Rating – Loss

Loans to borrowers in this category are deemed incapable of repayment. Loans to such borrowers are considered uncollectible and of such little value that continuance as active assets of the Company is not warranted. This classification does not mean that the loans have no recovery or salvage value, but rather, it is not practical or desirable to defer writing off these assets even though partial recovery may occur in the future. Loans in this category have a recorded investment of $0 at the time of the downgrade.

Residential and Consumer Lending Credit Quality

For the Company's residential and consumer portfolios, the quality of the loan is best indicated by the repayment performance of an individual borrower. Updated appraisals, broker opinions of value and other collateral valuation methods are employed in the residential and consumer portfolios, typically for credits that are deteriorating. Delinquency status is determined using payment performance, while accrual status may be determined using a combination of payment performance, expected borrower viability and collateral value. Delinquent consumer loans are handled by a team of seasoned collection specialists.

The following table details the amortized cost balances of the Company's loan portfolios, presented by credit quality indicator and origination year as of December 31, 2024, and gross charge-offs for the year ended December 31, 2024:

	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term Loans (1)	Total
					(In thousands)				
Commercial and industrial									
Pass	$ 358,054	$ 365,372	$ 407,129	$ 310,250	$ 341,049	$ 745,815	$ 522,236	$ 22,800	$3,072,705
Special Mention	19,721	25,719	5,963	24,199	43	4,563	26,522	508	107,238
Substandard	996	21,858	30,731	1,019	2,124	1,366	22,525	710	81,329
Doubtful	—	—	5,295	—	—	8	—	—	5,303
Loss	—	—	—	—	—	—	—	—	—
Total commercial and industrial	378,771	412,949	449,118	335,468	343,216	751,752	571,283	24,018	3,266,575
Current period gross charge-offs	—	—	30	—	—	10	—	—	40
Commercial real estate									
Pass	531,193	575,929	1,740,688	1,020,015	722,669	1,988,069	82,661	10,595	6,671,819
Special Mention	9,457	45,188	26,551	14,613	8,855	35,952	2,976	—	143,592
Substandard	—	45,762	17,404	18,051	293	44,713	1	—	126,224
Doubtful	3,450	17,081	—	—	4,237	77,675	—	—	102,443
Loss	—	—	—	—	—	—	—	—	—
Total commercial real estate	544,100	683,960	1,784,643	1,052,679	736,054	2,146,409	85,638	10,595	7,044,078
Current period gross charge-offs	1,113	4,220	—	—	5,182	32,041	—	—	42,556
Commercial construction									
Pass	96,423	228,979	132,389	16,836	—	—	15,616	—	490,243
Special Mention	—	621	—	—	—	—	—	—	621
Substandard	785	—	—	—	—	—	—	—	785
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total commercial construction	97,208	229,600	132,389	16,836	—	—	15,616	—	491,649

Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Business banking									
Pass	173,110	141,000	178,696	208,835	156,366	441,532	103,222	5,040	1,407,801
Special Mention	533	60	1,409	1,929	—	6,203	20	262	10,416
Substandard	314	1,102	1,000	911	1,516	9,402	197	297	14,739
Doubtful	—	49	1,098	16	—	366	—	718	2,247
Loss	—	—	—	—	—	—	—	—	—
Total business banking	173,957	142,211	182,203	211,691	157,882	457,503	103,439	6,317	1,435,203
Current period gross charge-offs	31	647	145	671	329	270	—	405	2,498
Residential real estate									
Current and accruing	213,244	321,097	970,831	1,032,297	548,987	800,995	—	—	3,887,451
30-89 days past due and accruing	944	2,300	6,480	5,437	3,209	9,606	—	—	27,976
Loans 90 days or more past due and still accruing	—	—	—	—	—	—	—	—	—
Non-accrual	884	103	3,721	1,092	575	6,580	—	—	12,955
Total residential real estate	215,072	323,500	981,032	1,038,826	552,771	817,181	—	—	3,928,382
Current period gross charge-offs	—	—	—	—	—	28	—	—	28
Consumer home equity									
Current and accruing	10,425	32,573	74,385	7,954	4,293	76,953	1,143,767	15,629	1,365,979
30-89 days past due and accruing	—	275	103	—	—	1,179	6,965	574	9,096
Loans 90 days or more past due and still accruing	—	—	—	—	—	—	—	—	—
Non-accrual	—	63	61	—	—	1,223	8,151	715	10,213
Total consumer home equity	10,425	32,911	74,549	7,954	4,293	79,355	1,158,883	16,918	1,385,288
Current period gross charge-offs	—	—	—	—	—	2	57	—	59
Other consumer									
Current and accruing	61,430	62,170	26,869	16,970	8,453	16,914	32,914	19	225,739
30-89 days past due and accruing	116	146	143	75	25	646	135	15	1,301
Loans 90 days or more past due and still accruing	—	—	—	—	—	—	—	—	—
Non-accrual	—	11	31	17	7	4	44	25	139
Total other consumer	61,546	62,327	27,043	17,062	8,485	17,564	33,093	59	227,179
Current period gross charge-offs	1,100	420	426	248	64	131	139	48	2,576
Total	$1,481,079	$1,887,458	$3,630,977	$2,680,516	$1,802,701	$4,269,764	$1,967,952	$ 57,907	$17,778,354

(1)   The amounts presented represent the amortized cost as of December 31, 2024 of revolving loans that were converted to term loans during the year ended December 31, 2024.

The following table details the amortized cost balances of the Company's loan portfolios, presented by credit quality indicator and origination year as of December 31, 2023:

	2023	2022	2021	2020	2019	Prior	Revolving Loans	Revolving Loans Converted to Term Loans (1)	Total
					(In thousands)				
Commercial and industrial									
Pass	$ 477,138	$ 442,896	$ 350,782	$ 341,243	$ 140,641	$ 641,342	$ 485,448	$ 3,255	$2,882,745
Special Mention	4,229	25,796	14,994	13,563	89	553	51,106	455	110,785
Substandard	1,534	11,995	1,775	405	—	2,581	7,803	—	26,093
Doubtful	—	—	—	—	—	8	—	—	8
Loss	—	—	—	—	—	—	—	—	—

Total commercial and industrial	482,901	480,687	367,551	355,211	140,730	644,484	544,357	3,710	3,019,631
Commercial real estate									
Pass	498,590	1,435,893	855,014	573,370	516,689	1,291,189	47,581	2,556	5,220,882
Special Mention	15,200	7,990	—	736	2,281	34,803	—	—	61,010
Substandard	19,738	12,589	15,237	3,938	33,413	48,978	8,006	—	141,899
Doubtful	10,615	—	—	—	—	19,441	—	—	30,056
Loss	—	—	—	—	—	—	—	—	—
Total commercial real estate	544,143	1,456,472	870,251	578,044	552,383	1,394,411	55,587	2,556	5,453,847
Commercial construction									
Pass	133,463	151,957	96,147	—	—	—	2,614	—	384,181
Special Mention	456	—	—	—	—	—	—	—	456
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total commercial construction	133,919	151,957	96,147	—	—	—	2,614	—	384,637
Business banking									
Pass	139,237	165,247	182,606	146,180	110,638	229,636	73,054	3,996	1,050,594
Special Mention	1,474	2,553	1,009	4,294	4,692	11,479	23	27	25,551
Substandard	1,310	596	2,684	2,071	1,464	3,423	594	579	12,721
Doubtful	—	—	—	—	507	220	—	—	727
Loss	—	—	—	—	—	—	—	—	—
Total business banking	142,021	168,396	186,299	152,545	117,301	244,758	73,671	4,602	1,089,593
Residential real estate									
Current and accruing	257,671	728,997	665,811	354,003	93,817	451,812	—	—	2,552,111
30-89 days past due and accruing	750	6,615	2,437	2,112	1,496	8,219	—	—	21,629
Loans 90 days or more past due and still accruing	—	—	—	—	—	—	—	—	—
Non-accrual	—	1,755	1,433	291	288	4,958	—	—	8,725
Total residential real estate	258,421	737,367	669,681	356,406	95,601	464,989	—	—	2,582,465
Consumer home equity									
Current and accruing	30,393	84,065	9,151	4,899	4,166	80,687	970,882	9,472	1,193,715
30-89 days past due and accruing	148	483	—	—	—	558	7,509	223	8,921
Loans 90 days or more past due and still accruing	—	—	—	—	—	—	—	—	—
Non-accrual	—	66	—	—	—	1,466	6,770	230	8,532
Total consumer home equity	30,541	84,614	9,151	4,899	4,166	82,711	985,161	9,925	1,211,168
Other consumer									
Current and accruing	93,659	36,601	23,962	12,427	11,367	14,609	13,353	85	206,063
30-89 days past due and accruing	170	271	153	25	12	92	40	—	763
Loans 90 days or more past due and still accruing	—	—	—	—	—	—	—	—	—
Non-accrual	50	61	25	2	14	34	7	—	193
Total other consumer	93,879	36,933	24,140	12,454	11,393	14,735	13,400	85	207,019
Total	$1,685,825	$3,116,426	$2,223,220	$1,459,559	$ 921,574	$2,846,088	$1,674,790	$ 20,878	$13,948,360

(1)   The amounts presented represent the amortized cost as of December 31, 2023 of revolving loans that were converted to term loans during the year ended December 31, 2023.

Asset Quality

The Company manages its loan portfolio with careful monitoring. As a general rule, loans more than 90 days past due with respect to principal and interest are classified as non-accrual loans. Exceptions may be made if management believes that collateral held by the Company is clearly sufficient and in full satisfaction of both principal and interest. The Company may also use discretion regarding other loans over 90 days delinquent if the loan is well secured and in the process of collection. Non-accrual loans and loans that are more than 90 days past due but still accruing interest are considered non-performing loans.

Non-accrual loans may be returned to an accrual status when principal and interest payments are no longer delinquent, and the risk characteristics of the loan have improved to the extent that there no longer exists a concern as to the collectability of principal and interest. Loans are considered past due based upon the number of days delinquent according to their contractual terms.

A loan is expected to remain on non-accrual status until it becomes current with respect to principal and interest, the loan is liquidated, or the loan is determined to be uncollectible and is charged-off against the allowance for loan losses.

The following tables show the age analysis of past due loans as of the dates indicated:

	As of December 31, 2024					
	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total Loans
	(In thousands)					
Commercial and industrial	$ 28	$ —	$ 90	$ 118	$ 3,266,457	$ 3,266,575
Commercial real estate	17,081	6,432	9,180	32,693	7,011,385	7,044,078
Commercial construction	—	—	—	—	491,649	491,649
Business banking	13,680	1,605	1,826	17,111	1,418,092	1,435,203
Residential real estate	21,037	6,947	12,786	40,770	3,887,612	3,928,382
Consumer home equity	7,254	2,195	8,449	17,898	1,367,390	1,385,288
Other consumer	1,130	171	109	1,410	225,769	227,179
Total	$ 60,210	$ 17,350	$ 32,440	$ 110,000	$ 17,668,354	$ 17,778,354

	As of December 31, 2023					
	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total Loans
	(In thousands)					
Commercial and industrial	$ 3,316	$ —	$ 465	$ 3,781	$ 3,015,850	$ 3,019,631
Commercial real estate	—	—	—	—	5,453,847	5,453,847
Commercial construction	—	—	—	—	384,637	384,637
Business banking	3,455	1,647	1,202	6,304	1,083,289	1,089,593
Residential real estate	17,116	4,888	6,764	28,768	2,553,697	2,582,465
Consumer home equity	6,517	2,600	8,204	17,321	1,193,847	1,211,168
Other consumer	532	235	189	956	206,063	207,019
Total	$ 30,936	$ 9,370	$ 16,824	$ 57,130	$ 13,891,230	$ 13,948,360

The following table presents information regarding non-accrual loans as of the dates indicated:

	As of December 31, 2024			As of December 31, 2023		
	Non-Accrual Loans With ACL	Non-Accrual Loans Without ACL (1)	Total Non-Accrual Loans	Non-Accrual Loans With ACL	Non-Accrual Loans Without ACL (1)	Total Nonaccrual Loans
	(In thousands)					
Commercial and industrial	$ 5,395	$ 8	$ 5,403	$ 4	$ 464	$ 468
Commercial real estate	90,003	12,555	102,558	13,969	16,087	30,056
Commercial construction	—	—	—	—	—	—
Business banking	4,551	1	4,552	4,572	11	4,583
Residential real estate	12,955	—	12,955	8,725	—	8,725
Consumer home equity	10,213	—	10,213	8,532	—	8,532
Other consumer	139	—	139	193	—	193
Total non-accrual loans	$ 123,256	$ 12,564	$ 135,820	$ 35,995	$ 16,562	$ 52,557

(1)   The loans on non-accrual status and without an ACL as of both December 31, 2024 and December 31, 2023, were primarily comprised of collateral dependent loans for which the fair value of the underlying loan collateral exceeded the loan carrying value.

The amount of interest income recognized on non-accrual loans during the year ended December 31, 2024 and 2023 was not significant. As of both December 31, 2024 and December 31, 2023, there were no loans greater than 90 days past due and still accruing.

It is the Company's policy to reverse any accrued interest when a loan is put on non-accrual status and, generally, to record any payments received from a borrower related to a loan on non-accrual status as a reduction of the amortized cost basis of the loan. Accrued interest reversed against interest income for the years ended December 31, 2024 and 2023 was not significant.

For collateral values for residential mortgage and home equity loans, the Company relies primarily upon third-party valuation information from certified appraisers and values are generally based upon recent appraisals of the underlying collateral, brokers' opinions based upon recent sales of comparable properties, or estimated auction or liquidation values less estimated costs to sell. As of December 31, 2024 and December 31, 2023, the Company had collateral-dependent residential mortgage and home equity loans totaling $1.1 million and $0.8 million, respectively.

For collateral-dependent commercial loans, the amount of the allowance for loan losses is individually assessed based upon the fair value of the collateral. Various types of collateral are used, including real estate, inventory, equipment, accounts receivable, securities and cash, among others. For commercial real estate loans, the Company relies primarily upon third-party valuation information from certified appraisers and values are generally based upon recent appraisals of the underlying collateral, brokers' opinions based upon recent sales of comparable properties, estimated equipment auction or liquidation values, income capitalization, or a combination of income capitalization and comparable sales. As of December 31, 2024 and December 31, 2023, the Company had collateral-dependent commercial loans totaling $107.7 million and $30.7 million, respectively. The increase in collateral-dependent commercial loans at December 31, 2024 from December 31, 2023 was primarily due to collateral-dependent PCD loans acquired in connection with the Company's merger with Cambridge.

Appraisals for all loan types are obtained at the time of loan origination as part of the loan approval process and are updated at the time of a loan modification and/or refinance and as considered necessary by management for impairment review purposes. In addition, appraisals are updated as required by regulatory pronouncements.

As of both December 31, 2024 and December 31, 2023, the Company had no residential real estate held in other real estate owned ("OREO"). As of December 31, 2024, there were four residential real estate loans, which had an aggregate balance of $0.4 million, collateralized by residential real estate property for which formal foreclosure proceedings were in-process. As of December 31, 2023, there were two residential real estate loans, which had an aggregate balance of $0.2 million, collateralized by residential real estate property for which formal foreclosure proceedings were in-process. As of December 31, 2024, there were six consumer home equity loans, which had an aggregate balance of $0.5 million, collateralized by residential real estate property for which formal foreclosure proceedings were in-process. As of December 31, 2023, there were three consumer home equity loans, which had an aggregate balance of $0.2 million, collateralized by residential real estate property for which formal foreclosure proceedings were in-process.

Loan Modifications to Borrowers Experiencing Financial Difficulty

The following table shows the amortized cost balance as of December 31, 2024 and 2023 of loans modified during the years then ended to borrowers experiencing financial difficulty by the type of concession granted:

	As of December 31, 2024		As of December 31, 2023	
	Amortized Cost Balance	% of Total Portfolio	Amortized Cost Balance	% of Total Portfolio
	(Dollars in thousands)			
Interest Rate Reduction:				
Business banking	$ 390	0.03 %	$ 43	0.00 %
Residential real estate	—	— %	301	0.01 %
Consumer home equity	869	0.06 %	1,883	0.16 %
Total interest rate reduction	$ 1,259	0.01 %	$ 2,227	0.02 %
Other-than-Insignificant Delay in Repayment:				
Commercial real estate	$ 11,453	0.16 %	$ —	— %
Business banking	244	0.02 %	20	0.00 %
Residential real estate	1,320	0.03 %	3,284	0.13 %
Consumer home equity	1,387	0.10 %	1,004	0.08 %
Total other-than-insignificant delay in repayment	$ 14,404	0.08 %	$ 4,308	0.03 %
Term Extension:				
Commercial real estate	$ 7,595	0.11 %	$ —	— %
Business banking	18	0.00 %	274	0.03 %
Residential real estate	189	0.00 %	—	— %
Consumer home equity	2	0.00 %	—	— %
Total term extension	$ 7,804	0.04 %	$ 274	0.00 %
Combination—Interest Rate Reduction & Other-than-Insignificant Delay in Repayment:				
Commercial real estate	$ —	— %	$ 10,615	0.19 %
Business banking	—	— %	86	0.01 %
Consumer home equity	387	0.03 %	603	0.05 %
Total combination—interest rate reduction & other-than-insignificant delay in repayment	$ 387	0.00 %	$ 11,304	0.08 %
Combination—Interest Rate Reduction & Term Extension:				
Business banking	$ 116	0.01 %	$ 561	0.05 %
Consumer home equity	—	— %	213	0.02 %
Total combination—interest rate reduction & term extension	$ 116	0.00 %	$ 774	0.01 %
Combination—Term Extension & Other-than-Insignificant Delay in Repayment:				
Commercial real estate	$ 6,692	0.10 %	$ —	— %
Business banking	—	— %	24	0.00 %
Residential real estate	—	— %	140	0.01 %
Total combination—term extension & other-than-insignificant delay in repayment	$ 6,692	0.04 %	$ 164	0.00 %
Combination—Interest Rate Reduction, Term Extension & Other-than-Insignificant Delay in Repayment				
Business banking	$ 35	0.00 %	$ 180	0.02 %
Residential real estate	—	— %	81	0.00 %
Consumer home equity	5	0.00 %	51	0.00 %
Total combination—interest rate reduction, term extension & other-than-insignificant delay in repayment	$ 40	0.00 %	$ 312	0.00 %
Total by portfolio segment				
Commercial real estate	$ 25,740	0.37 %	$ 10,615	0.19 %
Business banking	803	0.06 %	1,188	0.11 %
Residential real estate	1,509	0.04 %	3,806	0.15 %
Consumer home equity	2,650	0.19 %	3,754	0.31 %
Total	$ 30,702	0.17 %	$ 19,363	0.14 %

The following table describes the financial effect of the modifications made during the year ended December 31, 2024 to borrowers experiencing financial difficulty:

Loan Type	Financial Effect (1)
Interest Rate Reduction	
Business banking	Reduced weighted average contractual interest rate from 9.5% to 5.2%.
Consumer home equity	Reduced weighted average contractual interest rate from 8.1% to 4.7%.
Other-than-Insignificant Delay in Repayment	
Commercial real estate	Deferred a weighted average of 6 payments. The loans were re-amortized over an extended payment period resulting in reduced monthly payments for the borrowers.
Business banking	Deferred a weighted average of 6 payments. For principal and interest deferrals, the loans were re-amortized over an extended payment period resulting in reduced monthly payment amounts for the borrowers. For interest-only deferrals, interest accrued at the time of the modification was added to the end of the loan life.
Residential real estate	Deferred a weighted average of 6 principal and interest payments which were added to the end of the loan life.
Consumer home equity	Deferred a weighted average of 11 principal and interest payments which were added to the end of the loan life.
Term Extension	
Commercial real estate	Added a weighted average 2.3 years to the life of loans, which reduced monthly payment amounts for the borrowers.
Business banking	Added a weighted average 2.3 years to the life of loans, which reduced monthly payment amounts for the borrowers.
Residential real estate	Added 2.0 years to the life of the loan, which reduced the monthly payment amount for the borrower.
Consumer home equity	Added a weighted average 7.4 years to the life of loans, which reduced monthly payment amounts for the borrowers.

(1) Loans that were modified in more than one manner are included in each modification type corresponding to the type of modifications performed.

The following table describes the financial effect of the modifications made during the year ended December 31, 2023 to borrowers experiencing financial difficulty:

Loan Type	Financial Effect (1)
Interest Rate Reduction	
Commercial real estate	Reduced weighted average contractual interest rate from 7.4% to 3.4%.
Business banking	Reduced weighted average contractual interest rate from 9.8% to 7.6%.
Residential real estate	Reduced weighted average contractual interest rate from 5.4% to 3.6%.
Consumer home equity	Reduced weighted average contractual interest rate from 7.5% to 4.5%.
Other-than-Insignificant Delay in Repayment	
Commercial real estate	Interest-only period of 9 months for one borrower. Principal deferred to the end of the loan life.
Business banking	Deferred a weighted average of 4 payments. For principal and interest deferrals, the loans were re-amortized over an extended payment period resulting in reduced monthly payment amounts for the borrowers. For interest-only deferrals, interest accrued at the time of the modification was added to the end of the loan life.
Residential real estate	Deferred a weighted average of 7 principal and interest payments which were added to the end of the loan life.
Consumer home equity	Deferred a weighted average of 8 principal and interest payments which were added to the end of the loan life.
Term Extension	
Business banking	Added a weighted average 4.3 years to the life of loans, which reduced monthly payment amounts for the borrowers.
Residential real estate	Added a weighted average 23.7 years to the life of loans, which reduced monthly payment amounts for the borrowers.
Consumer home equity	Added a weighted average 16.8 years to the life of loans, which reduced monthly payment amounts for the borrowers.

(1) Loans that were modified in more than one manner are included in each modification type corresponding to the type of modifications performed.

As of December 31, 2024, loans to borrowers experiencing financial difficulty modified during the year ended December 31, 2024 and which had a payment default during the year ended December 31, 2024 totaled $0.5 million. As of

December 31, 2023, no loans to borrowers experiencing financial difficulty modified during the year ended December 31, 2023 had a payment default during the year ended December 31, 2023.

Management closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following tables show the age analysis of past due loans to borrowers experiencing financial difficulty as of December 31, 2024 and 2023 that were modified during the 12-month periods then ended:

| | As of December 31, 2024 | | | | | |
	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total
	(In thousands)					
Commercial real estate	$ —	$ —	$ —	$ —	$ 25,740	$ 25,740
Business banking	—	—	—	—	803	803
Residential real estate	116	—	—	116	1,393	1,509
Consumer home equity	5	223	390	618	2,032	2,650
Total	$ 121	$ 223	$ 390	$ 734	$ 29,968	$ 30,702

| | As of December 31, 2023 | | | | | |
	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total
	(In thousands)					
Commercial real estate	$ —	$ —	$ —	$ —	$ 10,615	$ 10,615
Business banking	—	—	—	—	1,188	1,188
Residential real estate	366	227	—	593	3,213	3,806
Consumer home equity	51	—	400	451	3,303	3,754
Total	$ 417	$ 227	$ 400	$ 1,044	$ 18,319	$ 19,363

As of December 31, 2024, there was one additional commitment to lend amounting to $0.3 million to borrowers experiencing financial difficulty and which were modified during the year ended December 31, 2024 in the form of principal forgiveness, an interest rate reduction, an other-than-insignificant delay in repayment, or a term extension. As of December 31, 2023, there were no additional commitments to lend to borrowers experiencing financial difficulty and which were modified during year ended December 31, 2023 in the form of principal forgiveness, an interest rate reduction, an other-than-insignificant delay in repayment, or a term extension.

Loan Participations

The Company occasionally purchases commercial loan participations, or participates in syndications through the SNC Program. These participations meet the same underwriting, credit and portfolio management standards as the Company's other loans and are applied against the same criteria to determine the allowance for loan losses as other loans.

The following table summarizes the Company's loan participations:

| | As of and for the Year Ended December 31, | | | | | |
| | 2024 | | | 2023 | | |
	Balance	Non-performing Loan Rate (%)	Gross Charge-offs	Balance	Non-performing Loan Rate (%)	Gross Charge-offs
	(Dollars in thousands)					
Commercial and industrial	$ 1,031,237	0.00 %	$ —	$ 985,394	0.00 %	$ —
Commercial real estate	944,371	3.87 %	10,290	447,550	0.00 %	—
Commercial construction	159,237	0.00 %	—	146,043	0.00 %	—
Business banking	1,612	0.00 %	—	72	0.00 %	22
Total loan participations	$ 2,136,457	1.71 %	$ 10,290	$ 1,579,059	0.00 %	$ 22

Troubled Debt Restructurings ("TDR")

As described previously in *Note 2, "Summary of Significant Accounting Policies,"* the Company adopted ASU 2022-02 on January 1, 2023 which eliminated TDR accounting. Previously, in cases where a borrower experienced financial difficulty and the Company made certain concessionary modifications to contractual terms, the loan was classified as a TDR. The process through which management identified loans as TDR loans, the methodology employed to record any loan losses, and the calculation of any shortfall on collateral dependent loans is described within *Note 2, "Summary of Significant Accounting Policies."* The below disclosures regarding TDRs relate to prior periods and were included for comparative purposes.

The Company's policy was to have any TDR loan which was on non-accrual status prior to being modified remain on non-accrual status for approximately six months subsequent to being modified before management considered its return to accrual status. If the TDR loan was on accrual status prior to being modified, it was reviewed to determine if the modified loan should remain on accrual status.

TDR loan information for the year ended December 31, 2022 was prepared in accordance with GAAP effective for the Company prior to the Company's adoption of ASU 2022-02.

The following tables show the modifications which occurred during the periods indicated and the change in the recorded investment subsequent to the modifications occurring:

	For the Year Ended December 31, 2022		
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment (1)
		(Dollars in thousands)	
Commercial and industrial	4	$ 5,415	$ 5,415
Business banking	30	2,779	2,798
Residential real estate	10	2,842	2,842
Consumer home equity	7	1,535	1,535
Total	51	$ 12,571	$ 12,590

(1) The post-modification balances represent the balance of the loan on the date of modification. These amounts may show an increase when modification includes capitalization of interest.

The following table shows the Company's post-modification balance of TDRs listed by type of modification during the year ended December 31, 2022:

	For the Year Ended December 31, 2022
	(In thousands)
Extended maturity	$ 1,011
Adjusted interest rate and extended maturity	1,088
Interest only/principal deferred	1,499
Covenant modification	2,418
Court-ordered concession	—
Principal and interest deferred	3,353
Extended maturity and interest only/principal deferred	2,997
Other	224
Total	$ 12,590

One loan totaling approximately $1.0 million that was modified during the preceding 12 months subsequently defaulted during the year ended December 31, 2022. The Company considers a loan to have defaulted when it reaches 90 days past due or is transferred to non-accrual. During the year ended December 31, 2022, no amounts were charged-off on TDRs modified in the prior 12 months.

6. Premises and Equipment

The information presented within this Note excludes discontinued operations with respect to information pertaining to the years ended December 31, 2023 and 2022. Refer to *Note 23, "Discontinued Operations"* for further discussion regarding discontinued operations.

The following table summarizes the Company's premises and equipment as of the dates indicated:

	As of December 31,		Estimated
	2024	**2023**	**Useful Life**
	(In thousands)		(In years)
Premises and equipment used in operations:			
Land	$ 13,133	$ 12,585	N/A
Buildings	52,205	70,597	5-30
Equipment	42,769	37,756	3-5
Leasehold improvements	44,262	34,790	5-25
Total cost	152,369	155,728	
Accumulated depreciation	(87,816)	(95,595)	
Premises and equipment used in operations, net	64,553	60,133	
Premises and equipment held for sale	2,088	—	
Net premises and equipment	$ 66,641	$ 60,133	

The Company recorded depreciation expense related to premises and equipment of $12.5 million, $10.5 million, and $10.7 million during the years ended December 31, 2024, 2023, and 2022, respectively.

During the year ended December 31, 2024, four properties were transferred to held for sale with an aggregate book value of $17.1 million, one of which is located in Lynn, Massachusetts, housed Company offices and was comprised of an office building, and land and two of which were acquired in the merger with Cambridge. In connection with the transfer of properties to held for sale, the Company recorded an aggregate write-down of $3.0 million, which includes estimated costs to sell. In addition, during the year ended December 31, 2024, the Company sold three properties at an aggregate sale price of $15.1 million, two of which were acquired in the merger with Cambridge and one of which was the previously mentioned property located in Lynn, Massachusetts. In connection with such sales, the Company recorded a net gain on sale of $0.4 million.

During the year ended December 31, 2023, no properties were transferred to held for sale and no properties were sold.

During the year ended December 31, 2022, no properties were transferred to held for sale. During the year ended December 31, 2022, the Company sold five properties, four of which were acquired in connection with the Company's acquisition of Century Bancorp, Inc. ("Century"). The properties sold during the year ended December 31, 2022 were included in premises and equipment held for sale as of December 31, 2021. The aggregate proceeds from such sales of premises and equipment were $17.3 million. In connection with these sales, the Company recognized a gain on sale of $1.4 million, which is included in other noninterest income in the Consolidated Statements of Income.

7. Leases

The Company leases certain office space and equipment under various non-cancelable operating leases. These leases have original terms ranging from 2 years to 24 years. Operating lease liabilities and ROU assets are recognized at the lease commencement date based upon the present value of the future minimum lease payments over the lease term. Operating lease liabilities are recorded within other liabilities and ROU assets are recorded within other assets in the Company's Consolidated Balance Sheets. The information presented within this Note excludes discontinued operations with regard to information pertaining to December 31, 2023 and 2022 and the years then ended. Refer to *Note 23, "Discontinued Operations"* for further discussion regarding discontinued operations.

As of the dates indicated, the Company had the following related to operating leases:

	As of December 31, 2024	As of December 31, 2023
	(In thousands)	
Right-of-use assets	$ 68,393	$ 50,641
Lease liabilities	81,901	55,617

Finance leases are not material. Finance lease liabilities are recorded within other liabilities and finance ROU assets are recorded within other assets in the Company's Consolidated Balance Sheets.

The following table is a summary of the Company's components of net lease cost for the periods indicated:

	For the Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Operating lease cost	$ 13,295	$ 12,439	$ 12,716
Finance lease cost	468	338	309
Variable lease cost	3,017	2,766	2,547
Total lease cost	$ 16,780	$ 15,543	$ 15,572

During the years ended December 31, 2024, 2023, and 2022 the Company made $16.3 million, $13.3 million, and $15.2 million in cash payments for operating and finance leases, respectively.

Supplemental balance sheet information related to operating leases as of the dates indicated is as follows:

	As of December 31, 2024	As of December 31, 2023
Weighted-average remaining lease term (in years)	7.54	8.26
Weighted-average discount rate	4.08 %	3.76 %

The following table sets forth the undiscounted cash flows of base rent related to operating leases outstanding as of December 31, 2024 with payments scheduled over the next five years and thereafter, including a reconciliation to the operating lease liability recognized in other liabilities in the Company's Consolidated Balance Sheets:

Year	As of December 31, 2024
	(In thousands)
2025	$ 15,277
2026	14,043
2027	12,349
2028	11,980
2029	10,221
Thereafter	32,648
Total minimum lease payments	96,518
Less: amount representing interest	14,617
Present value of future minimum lease payments	$ 81,901

Lease Modifications and Terminations:

During the year ended December 31, 2024, management determined not to exercise future lease term extension options related to one lease, which had previously been included in its determination of future lease payments, to exercise future lease term extension options related to eleven leases, which had not previously been included in its determination of future lease payments, and to terminate eight leases. Accordingly, the Company remeasured the present value of the future lease payments related to such leases which resulted in a net increase of the lease liabilities and a corresponding net increase of the lease ROU assets of $5.5 million. In connection with the lease terminations, the Company recorded an impairment charge of $4.7 million.

During the year ended December 31, 2023, management determined not to exercise future lease term extension options related to four leases, which had previously been included in its determination of future lease payments, to exercise future lease term extension options related to ten leases, which had not previously been included in its determination of future lease payments, and to terminate one lease. Accordingly, the Company remeasured the present value of the future lease payments related to such leases which resulted in a net reduction of the lease liabilities and a corresponding net reduction of the

lease ROU assets of $2.4 million. In connection with the lease terminations, the Company recorded an impairment charge of $0.4 million.

8. Goodwill and Other Intangible Assets

The table below sets forth the carrying amount of goodwill and other intangible assets, net of accumulated amortization as of the dates indicated below. With regard to the years ended December 31, 2023 and 2022, the information presented within this Note excludes discontinued operations. Refer to *Note 23, "Discontinued Operations"* for further discussion regarding discontinued operations.

	As of December 31,	
	2024	2023
	(In thousands)	
Balances not subject to amortization		
Goodwill	$ 914,957	$ 557,635
Balances subject to amortization		
Core deposit intangibles	111,296	8,570
Customer list intangible	22,841	—
Trade name intangible	1,064	—
Total balances subject to amortization	135,201	8,570
Total goodwill and other intangible assets (1)	$ 1,050,158	$ 566,205

(1) The increase in goodwill and other intangible assets from December 31, 2023 to December 31, 2024 was due to goodwill and other intangible assets recorded during the third quarter of 2024 in connection with the merger. The Company identified acquired intangible assets related to core deposits (e.g., core deposit intangible) and Cambridge Trust Wealth Management, which included a customer list intangible and trade name intangible. Refer to *Note 3, Mergers and Acquisitions* for further information regarding the Company's merger with Cambridge.

The changes in the carrying value of goodwill for the periods indicated were as follows:

	For the Years Ended December 31,	
	2024	2023
	(In thousands)	
Balance at beginning of year	$ 557,635	$ 557,635
Goodwill recorded during the year	357,322	—
Balance at end of year	$ 914,957	$ 557,635

The following table sets forth the carrying amount of the Company's other intangible assets, net of accumulated amortization, as of the dates indicated below:

	As of December 31,					
	2024			2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In thousands)					
Core deposit intangible	$ 126,633	$ (15,337)	$ 111,296	$ 11,633	$ (3,063)	$ 8,570
Customer list intangible	25,000	(2,159)	22,841	—	—	—
Trade name intangible	1,200	(136)	1,064	—	—	—
Total	$ 152,833	$ (17,632)	$ 135,201	$ 11,633	$ (3,063)	$ 8,570

The Company assesses goodwill for impairment at the reporting unit level on an annual basis or sooner if an event occurs or circumstances change which might indicate that the fair value of a reporting unit is below its carrying amount. The Company has identified and assigned goodwill to one reporting unit - the banking business unit.

In accordance with the accounting guidance codified in ASC 350-20, the Company performs a test of goodwill for impairment at least on an annual basis. An assessment is also required to be performed to the extent relevant events and/or

circumstances occur which may indicate it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount.

The Company performed its annual assessment for the banking business as of September 30, 2024. The assessment included a comparison of the banking reporting unit's carrying value of equity to estimated fair value of equity using the market capitalization method of the market approach. The Company evaluated conditions as of the assessment date and how a market participant would evaluate a control premium for the banking reporting unit. The implied control premium was estimated using the discounted cash flow method of the income approach by evaluating the present value of market participant cost savings and synergies. Based upon the assessment, it was determined there was no impairment of the Company's goodwill as of September 30, 2024.

In the fourth quarter of 2024, management elected to change the annual date at which it assesses goodwill for impairment from September 30 to November 30. Management considered the accounting guidance codified in ASC 250 in assessing the appropriateness of the change and the method for applying the change. The assessment included an evaluation of the justification of the change noting an assessment date of November 30 is preferable to September 30 as management's process for determining future period forecasted earnings for budgeting purposes, a key input in the quantitative goodwill impairment assessment, occurs in the fourth quarter. Previously, future period forecasted earnings were estimated as of September 30 to support the annual goodwill impairment assessment and later updated in the fourth quarter for budgeting purposes and to support impairment evaluations performed as of December 31. Thus, moving the annual assessment date to November 30 allows for a more accurate estimate of future forecasted earnings to be used in its quantitative assessment of goodwill for impairment. In addition, based upon the assessment performed, management determined the change should be applied prospectively beginning with an assessment performed as of November 30, 2024 as a retrospective application of this change in accounting principle would require the use of assumptions and estimations developed with the use of hindsight, which is not appropriate for the annual goodwill impairment assessment. Management believes the change in goodwill impairment testing date does not represent a material change to the method of applying an accounting principle in light of the internal controls over financial reporting and requirements to assess goodwill impairment upon certain triggering events, and does not delay, accelerate or avoid any impairment charges. In addition, the Company last performed an assessment as of November 30, 2024 as an update to the September 30, 2024 annual test. As such, no more than 12 months will have elapsed between the previous assessment and the next annual assessment as of November 30, 2025.

The Company performed its annual assessment for the banking business as of November 30, 2024, the Company's new annual assessment date as described above. The assessment included a comparison of the banking reporting unit's carrying value of equity to estimated fair value of equity based on the Company's market capitalization. The assessment also considered the changes in market conditions from the September 30, 2024 assessment. Based upon the assessment, it was determined there was no impairment of the Company's goodwill as of November 30, 2024. As of December 31, 2024, there was no effect to the Company's Consolidated Financial Statements as a result of the change in annual assessment date.

The amortization expense of the Company's other intangible assets was $14.6 million, $1.8 million, and $1.2 million during the years ended December 31, 2024, 2023, and 2022, respectively. The increase in amortization expense for the year ended December 31, 2024 from 2023 was attributable to amortization expense recorded in the third and fourth quarter of 2024 related to other intangible assets acquired in connection with the Company's merger with Cambridge.

The weighted average original amortization period and weighted average remaining useful life of the Company's other intangible assets is 7.8 years and 7.0 years, respectively. Management performs an assessment of the remaining useful lives of the Company's intangible assets on a quarterly basis to determine if such lives remain appropriate.

The estimated amortization expense for the remaining useful life of the Company's other intangible assets is as follows:

Year		(In thousands)
2025	$	31,231
2026		29,464
2027		22,219
2028		16,175
2029		13,454
Thereafter		22,658
Total amortization expense	$	135,201

9. Deposits

The following table provides a summary of the Company's deposits as of the dates indicated:

		As of December 31,		
		2024		**2023**
		(In thousands)		
Demand	$	5,992,082	$	5,162,218
Interest checking accounts		4,606,250		3,737,361
Savings accounts		1,620,602		1,323,126
Money market investment		5,736,362		4,664,475
Certificates of deposit		3,336,323		2,709,037
Total deposits	$	21,291,619	$	17,596,217

At December 31, 2024 and 2023, the Company had a balance of $3.2 million and $2.4 million, respectively, in overdrafts. Overdrafts are included in loans in the Consolidated Balance Sheets.

The following table summarizes certificate of deposits by maturity at December 31, 2024:

Year		Balance	Percentage of Total
		(Dollars in thousands)	
2025	$	3,299,740	98.8 %
2026		27,311	0.8 %
2027		5,578	0.2 %
2028		1,673	0.1 %
2029		2,003	0.1 %
Thereafter		18	0.0 %
Total certificates of deposit	$	3,336,323	100.0 %

The FDIC offers insurance coverage on deposits up to the federally insured limit of $250,000. The amount of certificates of deposit equal to or greater than $250,000, as of December 31, 2024 and 2023, was $1.1 billion and $0.9 billion, respectively.

10. Borrowed Funds

Borrowed funds were comprised of the following:

		As of December 31,		
		2024		**2023**
		(In thousands)		
Escrow deposits of borrowers	$	27,721	$	21,978
Interest rate swap collateral funds		48,590		8,500
FHLB advances		17,589		17,738
Total borrowed funds	$	93,900	$	48,216

At December 31, 2024 and 2023, the Company had available and unused borrowing capacity of approximately $2.8 billion and $0.8 billion, respectively, at the Federal Reserve Discount Window. At December 31, 2024 and 2023, loans with collateral value of $2.1 billion and $0.6 billion, respectively, and securities with a collateral value of $769.4 million and $139.1 million, respectively, were pledged to the Discount Window.

At December 31, 2023, the Company had a $2.4 billion collateralized line of credit from the Federal Reserve Bank of Boston through the Bank Term Funding Program. Securities with a collateral value of $2.4 billion at December 31, 2023 were pledged to the Federal Reserve Bank of Boston under the Bank Term Funding Program. The Bank Term Funding Program was created by the Federal Reserve in March 2023. The Bank Term Funding Program ceased extending new loans on March 11, 2024. Accordingly, we had no additional capacity nor any securities pledged to the Federal Reserve Bank of Boston under the Bank Term Funding Program as of December 31, 2024.

Interest expense on borrowed funds was as follows:

	For the Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Federal funds purchased	$ —	$ —	$ 24
Federal Home Loan Bank advances	553	19,247	8,263
Escrow deposits of borrowers	36	6	3
Interest rate swap collateral funds	1,213	722	216
Total interest expense on borrowed funds	$ 1,802	$ 19,975	$ 8,506

A summary of FHLBB advances by maturities were as follows:

	As of December 31,			
	2024		2023	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(Dollars in thousands)			
Within one year	$ 2,515	0.67 %	$ 95	1.50 %
Over one year to three years	2,148	1.82 %	3,409	0.73 %
Over three years to five years	2,833	0.56 %	2,685	1.59 %
Over five years	10,093	1.34 %	11,549	1.31 %
Total Federal Home Loan Bank advances	$ 17,589	1.18 %	$ 17,738	1.25 %

At December 31, 2024, advances from the FHLBB were secured by stock in the FHLBB, residential real estate loans, and investment securities. At December 31, 2023, advances from the FHLBB were secured by stock in the FHLBB, residential real estate loans and commercial real estate loans. At December 31, 2024, the collateral value of residential real estate loans and securities securing these advances was $1.5 billion and $1.0 billion, respectively. At December 31, 2023, the collateral value of residential and commercial real estate loans securing these advances was $1.4 billion and $1.5 billion, respectively. At December 31, 2024 and 2023, the Bank had available and unused borrowing capacity with the FHLBB of approximately $2.4 billion and $2.9 billion, respectively.

As a member of the FHLBB, the Company is required to hold FHLBB stock. At both December 31, 2024 and 2023, the Company had investments in the FHLBB of $5.9 million. At its discretion, the FHLBB may declare dividends on the stock. Included in other noninterest income in the Consolidated Statements of Income are dividends received of $0.9 million, $2.0 million, and $0.3 million during the years ended December 31, 2024, 2023, and 2022, respectively.

11. Earnings Per Share ("EPS")

Basic EPS represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the year. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares (such as stock options) were exercised or converted into additional common shares that would then share in the earnings of the Company. Diluted EPS is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the year, plus the effect of potential dilutive common share equivalents computed using the treasury stock method. Shares held by the ESOP that have not been allocated or committed to be allocated to employees in accordance with the terms of the ESOP, referred to as "unallocated ESOP shares," are not deemed outstanding for earnings per share calculations.

	For the Year Ended December 31,		
	2024	2023	2022
	(Dollars in thousands, except per share data)		
Net income applicable to common shares:			
Net income (loss) from continuing operations	$ 119,561	$ (62,689)	$ 186,511
Net income from discontinued operations	—	294,866	13,248
Total net income	$ 119,561	$ 232,177	$ 199,759
Average number of common shares outstanding	194,154,984	175,814,954	179,529,613
Less: Average unallocated ESOP shares	(13,028,664)	(13,521,934)	(14,019,256)
Average number of common shares outstanding used to calculate basic earnings per common share	181,126,320	162,293,020	165,510,357
Common stock equivalents - restricted stock awards and units	1,054,753	110,077	138,214
Average number of common shares outstanding used to calculate diluted earnings per common share	182,181,073	162,403,097	165,648,571
Basic earnings per share			
Basic earnings (loss) per share from continuing operations	$ 0.66	$ (0.39)	$ 1.13
Basic earnings per share from discontinued operations	—	1.82	0.08
Basic earnings per share	$ 0.66	$ 1.43	$ 1.21
Diluted earnings per share			
Diluted earnings (loss) per share from continuing operations	$ 0.66	$ (0.39)	$ 1.13
Diluted earnings per share from discontinued operations	—	1.82	0.08
Diluted earnings per share	$ 0.66	$ 1.43	$ 1.21

12. Low Income Housing Tax Credits and Other Tax Credit Investments

The Community Reinvestment Act ("CRA") encourages banks to meet the credit needs of their communities for housing and other purposes, particularly in neighborhoods with low or moderate income. The Company has primarily invested in separate LIHTC projects, also referred to as qualified affordable housing projects, which provide the Company with tax credits and operating loss tax benefits over a period of 15 years. The return on these investments is generally generated through tax credits and tax losses. In addition to LIHTC projects, the Company invests in new market tax credit projects that qualify for CRA credits and eligible projects that qualify for renewable energy and historic tax credits.

As of December 31, 2024 and 2023, the Company had $222.7 million and $223.4 million, respectively, in tax credit investments that were included in other assets in the Consolidated Balance Sheets.

When permissible, the Company accounts for its investments in LIHTC projects and other qualifying investments using the proportional amortization method, under which it amortizes the initial cost of the investment in proportion to the amount of the tax credits and other tax benefits received and recognizes that amortization as a component of income tax expense. The net investment in the housing projects is included in other assets in the Company's Consolidated Balance Sheets. The Company will continue to use the proportional amortization method on any new qualifying investments.

The following table presents the Company's investments in LIHTC projects using the proportional amortization method as of the dates indicated:

	As of December 31,	
	2024	2023
	(In thousands)	
Current recorded investment included in other assets [1]	$ 220,845	$ 221,190
Commitments to fund qualified affordable housing projects included in recorded investment noted above	89,801	149,207

(1) Includes LIHTC investments acquired in connection with our merger with Cambridge of $7.4 million. The amount of associated remaining commitments assumed was not significant. Refer to *Note 3, "Mergers and Acquisitions"* for further discussion of the merger.

The following table presents additional information related to the Company's investments in LIHTC projects for the periods indicated:

	For the Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Tax credits and other tax benefits recognized	$ 20,750	$ 11,624	$ 9,146
Amortization expense included in income tax expense	16,452	9,577	7,503

The Company accounts for certain other investments in renewable energy projects using the equity method of accounting. These investments in renewable energy projects are included in other assets on the Consolidated Balance Sheets and totaled $1.9 million and $2.2 million at December 31, 2024 and 2023, respectively. There were no outstanding commitments related to these investments as of either December 31, 2024 or December 31, 2023.

13. Income Taxes

The information presented within this Note excludes discontinued operations with respect to the years ended December 31, 2023 and 2022. Refer to *Note 23, "Discontinued Operations"* for further discussion regarding discontinued operations.

The following table sets forth information regarding the Company's tax provision and applicable tax rates for the periods indicated:

	For the Year Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
Combined federal and state income tax provisions	$ 36,205	$ (63,309)	$ 51,719
Effective income tax rates	23.2 %	50.2 %	21.7 %

The Company recorded net income tax expense of $36.2 million for the year ended December 31, 2024 compared to a net income tax benefit of $63.3 million and net income tax expense of $51.7 million for the years ended December 31, 2023 and 2022, respectively. Tax expense for the year ended December 31, 2024 includes a $7.4 million lost state tax benefit for Massachusetts as the Company was in a tax loss position for 2024 and loss carryover is not allowed by the state. The income tax benefit for the year ended December 31, 2023 was primarily due to pretax losses which largely resulted from losses on sales of available for sale securities in the first quarter of 2023. In addition, during the first quarter of 2023, the Company liquidated Market Street Securities Corporation ("MSSC"), a wholly owned subsidiary, and transferred all of MSSC's assets to Eastern Bank. In connection with the liquidation and subsequent transfer of securities previously held by MSSC to Eastern Bank, the Company recognized an additional deferred income tax benefit of $23.7 million during the first quarter of 2023. This deferred income tax benefit resulted from a state tax rate change applied to the deferred tax asset related to the securities transferred to Eastern Bank.

The provision for income taxes is comprised of the following components:

	For the Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Current tax expense (benefit):			
Federal	$ 2,088	$ (39,710)	$ 36,436
State	(1,942)	(5,332)	10,021
Total current tax expense (benefit)	146	(45,042)	46,457
Deferred tax expense (benefit):			
Federal	19,204	1,219	(1,028)
State	16,855	(19,486)	6,290
Total deferred tax expense (benefit)	36,059	(18,267)	5,262
Total income tax expense (benefit)	$ 36,205	$ (63,309)	$ 51,719

A reconciliation of the U.S. federal statutory rate to the Company's effective income tax rate is detailed below:

	For the Year Ended December 31,					
	2024		2023		2022	
	(Dollars in thousands)					
Income tax expense (benefit) at statutory rate	$ 32,711	21.00 %	$(26,458)	21.00 %	$ 50,029	21.00 %
Increase (decrease) resulting from:						
State income tax, net of federal tax benefit (1)	11,781	7.56 %	(19,606)	15.56 %	12,885	5.41 %
Valuation allowance	2,781	1.79 %	—	— %	(700)	(0.29)%
Amortization of qualified low-income housing investments	16,452	10.56 %	9,577	(7.60)%	7,503	3.15 %
Tax credits	(16,456)	(10.56)%	(9,183)	7.29 %	(7,300)	(3.06)%
Tax-exempt income	(14,911)	(9.57)%	(14,161)	11.24 %	(10,298)	(4.32)%
162(m) remuneration of services	2,423	1.56 %	1,684	(1.34)%	1,446	0.61 %
Other, net	1,424	0.91 %	(5,162)	4.10 %	(1,846)	(0.77)%
Actual income tax expense (benefit)	$ 36,205	23.24 %	$(63,309)	50.25 %	$ 51,719	21.71 %

(1) Includes state tax benefit associated with MSSC liquidation of $23.7 million for the year ended December 31, 2023 described above.

Significant components of the Company's deferred tax assets and deferred tax liabilities are presented below:

	As of December 31,	
	2024	2023
	(In thousands)	
Deferred tax assets:		
Unrealized loss on available for sale securities	$ 194,324	$ 193,134
Allowance for loan losses	69,531	45,189
Cash flow hedges	10,347	12,302
Leases	22,946	15,664
Charitable contribution limitation carryover	5,214	4,844
Investment losses	5,843	7,339
Accrued expenses	9,952	10,042
Fixed assets	659	4,142
Loan basis difference fair value adjustments	75,301	3,455
Tax attribute and NOL carryover	24,120	—
Other	1,195	2,061
Total deferred tax assets before valuation allowance	419,432	298,172
Valuation allowance	(2,781)	—
Total deferred tax assets net of valuation allowance	416,651	298,172
Deferred tax liabilities:		
Amortization of intangibles	44,736	9,660
Lease obligation	19,199	14,284
Partnerships	3,417	1,971
Trading securities	5,203	3,405
Employee benefits	11,102	824
Other	866	1,843
Total deferred tax liabilities	84,523	31,987
Net deferred income tax assets	$ 332,128	$ 266,185

The Company assesses the realizability of deferred tax assets and whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The Company considers projections of future taxable income during the

periods in which deferred tax assets and liabilities are scheduled to reverse. Additionally, in determining the availability of operating loss carrybacks and other tax attributes, both projected future taxable income and tax planning strategies are considered in making this assessment. Tax losses from the sale of investments acquired in the merger, which occurred in the third quarter of 2024, resulted in lower projections of 2025 taxable income. As a result of those losses, as of December 31, 2024, the Company believes that a portion of the associated charitable contribution carryforward will expire on December 31, 2025 unutilized and therefore has recorded a valuation allowance for $2.8 million. As of December 31, 2024, management believes it is more likely than not that the Company will realize the remainder of its net deferred tax assets.

Management performed an evaluation of the Company's uncertain tax positions as of December 31, 2024 and 2023 and determined that liabilities for unrecognized tax benefits of $1.8 million and $3.8 million, respectively, was needed related to state tax positions. The decrease was primarily due to a reversal of $1.9 million recognized during the year ended December 31, 2024.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the periods indicated:

	For the Years Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Beginning	$ 3,503	$ 5,782	$ 7,923
Additions based on tax positions related to the current year	—	—	—
Additions for tax positions of prior years	—	—	—
Reductions related to settlements with taxing authorities	—	—	—
Reductions as a result of a lapse of the applicable statute of limitations	(1,939)	(2,279)	(2,141)
Ending	$ 1,564	$ 3,503	$ 5,782

As of December 31, 2024, the amount that would reduce the effective tax rate, if recognized, is $1.8 million. The reduction in the effective tax rate is inclusive of the federal benefit for unrecognized state tax benefits, and accrued interest and penalties. The entire balance of unrecognized tax benefits, if recognized, would favorably affect the Company's effective income tax rate. The Company recognizes penalties and accrued interest related to unrecognized tax benefits in tax expense. Accrued penalties and interest amounted to $0.5 million and $1.0 million at December 31, 2024 and 2023, respectively. The change in accrued penalties and interest for the current year impacted the Consolidated Statements of Income as a component of income tax expense by $0.5 million. During the year ended December 31, 2024, $1.9 million of unrecognized state tax benefits and $0.7 million of interest and penalties reversed upon expiration of the statute of limitations for the tax year to which the reserve was related. Management anticipates that approximately $1.6 million of unrecognized state tax benefits and $0.6 million of interest and penalties will reverse in 2025 upon expiration of the statute of limitations for the tax year to which the reserve is related.

The Company had $23.8 million in net operating loss carryforwards for federal or state income tax purposes at December 31, 2024. The Company had no net operating loss carryforwards for federal or state income tax purposes at December 31, 2023.

At December 31, 2024, the Bank's federal pre-1988 reserve, for which no federal income tax provision has been made, was approximately $20.8 million. Under current federal law, these reserves are subject to recapture into taxable income, should the Company make non-dividend distributions, make distributions in excess of earnings and profits retained, as defined, or cease to maintain a banking type charter. A deferred tax liability is not recognized for the base year amount unless it becomes apparent that those temporary differences will reverse into taxable income in the foreseeable future. No deferred tax liability has been established as these two events are not expected to occur in the foreseeable future.

The Company's primary banking activities are in the states of Massachusetts, New Hampshire and Rhode Island; however, the Company also files additional state corporate income and/or franchise tax returns in states in which the Company has a filing requirement. The methods of filing, and the methods for calculating taxable and apportionable income, vary depending upon the laws of the taxing jurisdiction.

The Company is subject to routine audits of its tax returns by the Internal Revenue Service and various state taxing authorities. The Company is no longer subject to federal and state income tax examinations by tax authorities for years before 2021.

The Company invests in low-income affordable housing and renewable energy projects which provide the Company with tax benefits, including tax credits, generally over a period of approximately 5-15 years. When permissible, the

Company accounts for its investments in Low Income Housing Tax Credit ("LIHTC") projects using the proportional amortization method, under which it amortizes the initial cost of the investment in proportion to the amount of the tax credits and other tax benefits received and recognizes that amortization as a component of income tax expense. The net investment performance in the housing projects is included in other assets in the Consolidated Balance Sheets. The Company will continue to use the proportional amortization method on any new qualifying LIHTC investments. During the years ended December 31, 2024 and 2023, the Company generated federal tax credits primarily from LIHTC investments of $16.5 million and $9.2 million, respectively. During the years ended December 31, 2024 and 2023, the Company generated flow-through state tax credits from LIHTC investments of $0.3 million and $0.4 million, respectively. During the year ended December 31, 2024, the Company generated $3.2 million in directly purchased Massachusetts state tax credits associated LIHTC investments. The Company treats the investment tax credits received as a reduction of federal income taxes for the year in which the credit arises using the flow-through method (i.e., the credit flows directly through the statement of income in the year of purchase). For additional information on these investments, refer to *Note 12, "Low Income Housing Tax Credits and Other Tax Credit Investments."*

14. Minimum Regulatory Capital Requirements

The Company is subject to various regulatory capital requirements administered by federal banking agencies, including U.S. Basel III. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's Consolidated Financial Statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by the regulators to ensure capital adequacy require the Company to maintain minimum capital amounts and ratios. All banking companies are required to have total regulatory capital of at least 8% of risk-weighted assets, common equity Tier 1 capital of at least 4.5% of risk-weighted assets, core capital ("Tier 1") of at least 6% of risk-weighted assets, and a minimum Tier 1 leverage ratio of 4% of adjusted average assets.

As of December 31, 2024 and 2023, the Company was categorized as "well-capitalized" based on the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Company must maintain (1) a minimum total regulatory capital ratio of 10%; (2) a minimum common equity Tier 1 capital ratio of 6.5%; (3) a minimum Tier 1 capital ratio of 8% and (4) a minimum Tier 1 leverage ratio of 5%. Management believes that the Company met all capital adequacy requirements to which it is subject as of December 31, 2024 and 2023. There have been no conditions or events that management believes would cause a change in the Company's categorization.

The Company's actual capital amounts and ratios are presented in the following table as of the dates indicated:

	Actual		For Capital Adequacy			To Be Well-Capitalized Under Prompt Corrective Action Provisions		
	Amount	Ratio	Amount		Ratio	Amount		Ratio
			(Dollars in thousands)					
As of December 31, 2024								
Total regulatory capital (to risk-weighted assets)	$ 3,363,799	16.78%	$1,603,864	≥	8.0%	$ 2,004,830	≥	10.0%
Common equity Tier 1 capital (to risk-weighted assets)	3,152,907	15.73%	902,174	≥	4.5%	1,303,140	≥	6.5%
Tier 1 capital (to risk-weighted assets)	3,152,907	15.73%	1,202,898	≥	6.0%	1,603,864	≥	8.0%
Tier 1 capital (to average assets) leverage	3,152,907	12.43%	1,014,319	≥	4.0%	1,267,899	≥	5.0%
As of December 31, 2023								
Total regulatory capital (to risk-weighted assets)	$ 3,187,130	19.55%	$1,304,508	≥	8.0%	$ 1,630,634	≥	10.0%
Common equity Tier 1 capital (to risk-weighted assets)	3,024,288	18.55%	733,785	≥	4.5%	1,059,912	≥	6.5%
Tier 1 capital (to risk-weighted assets)	3,024,288	18.55%	978,381	≥	6.0%	1,304,508	≥	8.0%
Tier 1 capital (to average assets) leverage	3,024,288	14.00%	864,206	≥	4.0%	1,080,258	≥	5.0%

The Company is subject to various capital requirements in connection with seller/servicer agreements that have been entered into with secondary market investors. Failure to maintain minimum capital requirements could result in an inability to originate and service loans for the respective investor and, therefore, could have a direct material effect on the Company's financial statements. Management believes that the Company met all capital requirements in connection with seller/servicer agreements as of December 31, 2024 and 2023.

15. Employee Benefits

Pension Plans

The Company provides pension benefits for its employees using a noncontributory, qualified defined benefit plan, through membership in SBERA. SBERA offers a common and collective trust as the underlying investment structure for pension plans participating in the association. The target allocation mix for the common and collective trust portfolio calls for an equity-based investment deployment range of 49% to 63% of total common and collective trust portfolio assets. The remainder of the common and collective trust's portfolio is allocated to fixed income securities with a target range of 28% to 42% and other investments, including global asset allocation and hedge funds, from 3% to 12%. The Trustees of SBERA, through SBERA's Investment Committee, select investment managers for the common and collective trust portfolio. A professional investment advisory firm is retained by the Investment Committee to provide allocation analysis and performance measurement, and to assist with manager searches. The overall investment objective is to diversify investments across a spectrum of investment types to limit risks from large market swings.

In connection with the Company's merger with Cambridge, the Company acquired Cambridge's defined benefit plan. The plan was frozen to new participants in 2011 and the accrual of benefits for all participants in the plan was frozen effective in 2017. At the time of the merger, all participants in the plan were fully vested. The Company assumed a $35.3 million pension benefit obligation from Cambridge following the merger and, effective December 31, 2024, the acquired plan was merged with the Company's Defined Benefit Plan. All Cambridge employees retained following the merger were credited with prior service, which counted for vesting and eligibility into the Company's Defined Benefit Plan, but not for benefit accrual. Additionally, all Cambridge employees retained following the merger were eligible to join the Company's Defined Benefit Plan to the extent that eligibility requirements were satisfied based upon such employees' prior service with Cambridge.

In connection with the sale of its insurance agency business, the Company amended its Defined Benefit Plan to allow for accelerated vesting for any employees of the insurance agency business and several employees of the Bank transitioning to Gallagher who were otherwise not vested in the Defined Benefit Plan at the time of sale.

The Company has a BEP to provide retirement benefits to certain employees whose retirement benefits under the Defined Benefit Plan are limited per the Internal Revenue Code. In connection with the sale of its insurance agency business, the Company amended the BEP to allow for accelerated vesting for all employees of the insurance agency business and several employees of the Bank transitioning to Gallagher who were participating in the BEP and were otherwise not vested in the BEP at the time of sale. In addition, the Company amended the vesting criteria for the BEP to align with that of the Defined Benefit Plan, so that all BEP participants have been credited with service vesting in the same manner and vest according to the same three year cliff vesting schedule as provided under the Defined Benefit Plan.

The Company has a DB SERP which provides certain retired officers with defined pension benefits in excess of qualified plan limits imposed by U.S. federal tax law. In connection with the Company's merger with Cambridge, the Company acquired Cambridge's DB SERP. In 2016, Cambridge's Board of Directors discontinued the use of DB SERPs for new entrants to Cambridge's non-qualified retirement programs. Expense for the DB SERPs is recognized over the executive's service life utilizing the projected unit credit actuarial cost method. All participants of Cambridge's DB SERP were deemed to be fully vested upon the closing of the merger.

The Company has a ODRCP which provides pension benefits to outside directors who retire from service. Effective December 31, 2020, the Company closed the ODRCP to new participants and froze benefit accruals for active participants.

In connection with the Company's merger with Cambridge, the Company acquired Cambridge's post-retirement health care plan ("PHCP"). Benefits for the PHCP are based on years of service. Expenses for the PHCP are recognized over the employee's service life utilizing the projected unit credit actuarial cost method. Effective November 7, 2019, the PHCP was frozen for employees hired after that date. The frozen health care plan is not accruing and is only in payout status.

Refer to *Note 2, Summary of Significant Accounting Policies*, for additional discussion of the Company's pension plans.

Obligations and Funded Status

The funded status and amounts recognized in the Company's Consolidated Financial Statements for the Defined Benefit Plan, the BEP, the DB SERP, the ODRCP, and the PHCP are set forth in the following table:

	As of and for the Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Change in benefit obligation:			
Benefit obligation at beginning of the year	$ 399,364	$ 362,530	$ 501,507
Service cost (1)	22,470	24,474	31,382
Interest cost	19,601	17,559	10,582
Amendments	—	1,351	—
Actuarial (gain) loss	(15,280)	13,943	(133,282)
Acquisitions	42,952	—	—
Benefits paid	(34,770)	(20,493)	(47,659)
Benefit obligation at end of the year	$ 434,337	$ 399,364	$ 362,530
Change in plan assets:			
Fair value of plan assets at beginning of year	$ 468,364	$ 419,366	$ 546,056
Actual return (loss) on plan assets	48,629	63,811	(91,474)
Acquisitions	56,201	—	—
Employer contribution	6,798	5,680	12,443
Benefits paid	(34,770)	(20,493)	(47,659)
Fair value of plan assets at end of year	545,222	468,364	419,366
Overfunded status	$ 110,885	$ 69,000	$ 56,836
Reconciliation of funding status:			
Past service credit	$ 70,137	$ 80,090	$ 108,909
Unrecognized net loss	(34,088)	(69,697)	(99,002)
Prepaid benefit cost	74,836	58,607	46,929
Overfunded status	$ 110,885	$ 69,000	$ 56,836
Accumulated benefit obligation	$ 434,337	$ 399,364	$ 362,530
Amounts recognized in accumulated other comprehensive income ("AOCI"), net of tax:			
Unrecognized past service credit	$ 50,304	$ 57,501	$ 78,295
Unrecognized net loss	(24,288)	(50,039)	(71,172)
Net amount	$ 26,016	$ 7,462	$ 7,123

(1)   Includes service costs related to employees of the insurance agency business as it relates to the years ended December 31, 2023 and 2022. Refer to the later discussion within the *"Components of Net Periodic Benefit Cost"* section within this Note for further discussion.

In accordance with the Pension Protection Act, the Company was not required to make any contributions to the Defined Benefit Plan for the plan years beginning November 1, 2023, 2022 and 2021. Accordingly, during the years ended December 31, 2024 and 2023, there were no contributions to the Defined Benefit Plan. The Company made a discretionary contribution to the Defined Benefit Plan of $7.2 million during the year ended December 31, 2022. The Company expects to make no contribution during the plan year beginning November 1, 2024.

The net actuarial gain of $15.3 million during the year ended December 31, 2024 was primarily attributable to an increase in the discount rate assumptions used for determining the benefit obligation and higher returns on plan assets than initially expected. The net actuarial loss of $13.9 million during the year ended December 31, 2023 was primarily attributable to a decrease in the discount rate assumptions used for determining the benefit obligation which was partially offset by higher returns on plan assets than initially expected. The net actuarial gain of $133.3 million during the year ended December 31, 2022

was primarily attributable to higher returns on plan assets than initially expected and an increase in the discount rate assumptions which were partially offset by changes in demographic assumptions and in the participant mortality rate assumption.

Actuarial Assumptions

The assumptions used in determining the benefit obligations at December 31, 2024 and 2023 were as follows:

| | DB Plan | | BEP | | DB SERP | | ODRCP | | PHCP | |
| | As of December 31, | | As of December 31, | | As of December 31, | | As of December 31, | | As of December 31, | |
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Discount rate	5.55 %	4.99 %	5.36 %	4.89 %	5.51 %	4.96 %	5.44 %	4.91 %	5.42 %	N/A
Rate of increase in compensation levels	4.50 %	4.50 %	4.50 %	4.50 %	— %	— %	— %	— %	— %	N/A
Interest rate credit for determining projected cash balance	4.60 %	4.47 %	4.60 %	4.47 %	— %	— %	— %	— %	— %	N/A

The assumptions used in determining the net periodic benefit cost for the years ended December 31, 2024, 2023, and 2022 were as follows:

| | DB Plan | | |
| | For the Year Ended December 31, | | |
	2024	2023	2022
Discount rate - benefit cost	4.99 %	5.18 %	2.65 %
Rate of compensation increase	4.50 %	4.50 %	4.50 %
Expected rate of return on plan assets	7.50 %	7.50 %	7.00 %
Interest rate credit for determining projected cash balance	4.47 %	3.55 %	3.50 %

| | BEP | | |
| | For the Year Ended December 31, | | |
	2024	2023	2022
Discount rate - benefit cost	4.89 %	5.07 %	2.32 %
Rate of compensation increase	4.50 %	4.50 %	4.50 %
Interest rate credit for determining projected cash balance	4.47 %	3.55 %	3.50 %

| | DB SERP | | |
| | For the Year Ended December 31, | | |
	2024	2023	2022
Discount rate - benefit cost	4.96 %	5.18 %	2.68 %

| | ODRCP | | |
| | For the Year Ended December 31, | | |
	2024	2023	2022
Discount rate - benefit cost	4.91 %	5.13 %	2.32 %

| | PHCP | | |
| | For the Year Ended December 31, | | |
	2024	2023	2022
Discount rate - benefit cost	5.04 %	N/A	N/A

In general, the Company has selected its assumptions with respect to the expected long-term rate of return based on prevailing yields on high quality fixed income investments increased by a premium for equity return expectations.

To determine the discount rate used in calculating the benefit obligation and the benefit cost for all of its defined benefit plans, the Company uses the spot rate approach whereby the individual spot rates on the FTSE above-median yield curve are applied to each corresponding year's projected cash flow used to measure the respective plan's service cost and interest cost.

Plan Assets

The Company owns a percentage of the SBERA defined benefit common collective trust. Based upon this ownership percentage, plan assets managed by SBERA on behalf of the Company amounted to $545.2 million and $468.4 million at December 31, 2024 and 2023, respectively. Investments held by the common collective trust include Level 1, 2 and 3 assets such as: collective funds, equity securities, mutual funds, hedge funds and short-term investments. The Fair Value Measurements and Disclosures Topic of the FASB ASC stipulates that an asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. As such, the Company classifies its interest in the common collective trust as a Level 3 asset.

The table below presents a reconciliation of the Company's interest in the SBERA common collective trust during the years indicated:

| | For the Year Ended December 31, | |
| | 2024 | 2023 |
	(In thousands)	
Balance at beginning of year	$ 468,364	$ 419,366
Net realized and unrealized gains and (losses)	48,629	63,811
Contributions	—	—
Benefits paid	(27,972)	(14,813)
Acquisition	56,201	—
Balance at end of year	$ 545,222	$ 468,364

Components of Net Periodic Benefit Cost

The components of net pension expense for the plans for the periods indicated are as follows:

| | For the Year Ended December 31, | | |
| | 2024 | 2023 | 2022 |
	(In thousands)		
Components of net periodic benefit cost:			
Service cost (1)	$ 22,470	$ 24,474	$ 31,382
Interest cost	19,601	17,559	10,582
Expected return on plan assets	(35,368)	(30,127)	(35,486)
Past service credit	(9,953)	(11,560)	(11,882)
Recognized net actuarial loss	7,098	9,563	11,032
Curtailment (2)	—	(15,908)	—
Settlement	(29)	—	12,045
Net periodic benefit cost	$ 3,819	$ (5,999)	$ 17,673

(1)   Includes service costs related to employees of the Company's insurance agency business for the years ended December 31, 2023 and 2022. Such service costs were included in net income from discontinued operations as such costs are no longer incurred by the Company following the sale of the insurance agency business in October 2023. All other costs included in the determination of the benefit obligation for the Defined Benefit Plan and the BEP were included in net income from continuing operations as the Bank assumed the related liability upon dissolution of its Eastern Insurance Group subsidiary. Service costs included in net income from discontinued operations and included in the above table were $5.1 million, and $7.5 million for the years ended December 31, 2023 and 2022, respectively.

(2)   The pension curtailment gain recognized during the year ended December 31, 2023 was included in discontinued operations. Refer to the below discussion under "Pension Curtailment and Settlement" for further discussion.

Except as indicated above as it relates to service costs included in discontinued operations, service costs for the Defined Benefit Plan, the BEP, and the DB SERP are recognized within salaries and employee benefits in the Consolidated Statement of Income. In addition, as indicated above, the pension curtailment gain is also included in discontinued operations within the gain on sale of discontinued operations. The remaining components of net periodic benefit cost are recognized in other noninterest expense in the Consolidated Statements of Income.

Pension Curtailment and Settlement

As discussed in the earlier *"Pension Plans"* section, during the year ended December 31, 2023 and in connection with the sale of its insurance agency business, the Company remeasured the plan assets and obligations of the Defined Benefit

Plan and the obligations of the BEP to determine the resulting curtailment gain or loss. The remeasurement followed the Company's amendments to to its Defined Benefit Plan and BEP. As a result and in accordance with ASC 715-30, *"Compensation-Retirement Benefits - Defined Benefit Plans,"* the Company recognized a curtailment gain upon completion of the sale of the insurance agency business associated with the prior service credits attributable to the employees of the insurance agency business, all of which transferred to Gallagher. The Company determined, with assistance from its actuaries, the amount of the resulting non-cash curtailment amount to be a gain of $15.9 million which was included in the gain on sale of the insurance agency business.

As a practical expedient, ASC 715, *"Compensation–Retirement Benefits,"* permits employers to not apply pension plan settlement accounting and to treat settlement transactions as normal benefit payments if the cost of all settlements in the year is less than or equal to the sum of the service cost and interest cost components of net periodic benefit cost. The Company has elected this practical expedient.

During the year ended December 31, 2022, lump sum payments from the Defined Benefit Plan exceeded the sum of the service cost and interest cost components (the "threshold") of the Defined Benefit Plan's net periodic pension cost. ASC 715-20, *"Compensation-Retirement Benefits - Defined Benefit Plans,"* requires that upon determining it is probable that such threshold will be met, an entity shall immediately recognize in earnings a pro rata portion of the aggregate unamortized gain or loss (e.g., "non-cash settlement charge"). In accordance with the applicable accounting guidance, the Company elected to apply a practical expedient to remeasure the plan assets and obligations as of the nearest month-end date upon the triggering of the previously mentioned threshold. Accordingly, the Company performed a remeasurement as of October 31, 2022 and, subsequently, as of December 31, 2022. The Company determined, with assistance from its actuaries, the amount of the resulting non-cash settlement charge to be a loss of $12.0 million which was recorded in other noninterest expense in the Consolidated Statement of Income.

Benefits expected to be paid

The following table summarizes estimated benefits to be paid from the Defined Benefit Plan and BEP for the plan years beginning on November 1, and the DB SERP, the ODRCP, and the PHCP for the plan years beginning January 1:

Year	(In thousands)
2025	$ 55,152
2026	39,366
2027	37,940
2028	42,128
2029	40,298
In aggregate for 2030-2034	205,277

Employee Tax Deferred Incentive Plan

The Company has an employee tax deferred incentive plan, otherwise known as a 401(k) plan, under which the Company makes voluntary contributions within certain limitations. All employees who meet specified age and length of service requirements are eligible to participate in the 401(k) plan. The amount contributed by the Company is included in salaries and employee benefits expense. The amounts contributed to the plan for the years ended December 31, 2024, 2023, and 2022, were $4.9 million, $5.2 million and $5.0 million, respectively.

Defined Contribution Supplemental Executive Retirement Plan

The Company's DC SERP, a defined contribution supplemental executive retirement plan, allows certain senior officers to earn benefits calculated as a percentage of their compensation. The participant benefits are adjusted based upon a deemed investment performance of measurement funds selected by the participant. These measurement funds are for tracking purposes and are used only to track the performance of a mutual fund, market index, savings instrument, or other designated investment or portfolio of investments. The Company recognized no expense related to the DC SERP during the year ended December 31, 2024. The Company recorded expense related to the DC SERP of $0.1 million and $0.4 million in the years ended December 31, 2023 and 2022, respectively. The total amount due to participants under this plan was included in other liabilities on the Company's Consolidated Balance Sheets and amounted to $23.7 million and $20.3 million at December 31, 2024 and 2023, respectively.

Deferred Compensation Plans

The Company sponsors four plans which allow for elective compensation deferrals by directors, former trustees, and certain senior-level employees. Each plan allows its participants to designate deemed investments for deferred amounts from certain options which include diversified choices, such as exchange traded funds and mutual funds. Portfolios with various risk profiles are available to participants with the approval of the Compensation Committee of the Board of Directors. The Company purchases and sells investments which track the deemed investment choices, so that it has available funds to meet its payment liabilities. Deferred amounts, adjusted for deemed investment performance, are paid at the time of a participant designated date or event, such as separation from service, death, or disability. The total amounts due to participants under the four plans were included in other liabilities on the Company's Consolidated Balance Sheets and amounted to $33.3 million and $28.2 million at December 31, 2024 and 2023, respectively.

Rabbi Trust Variable Interest Entity

The Company established rabbi trusts to meet its obligations under certain executive non-qualified retirement benefits and deferred compensation plans and to mitigate the expense volatility of the aforementioned retirement plans. The rabbi trusts are considered VIEs as the equity investment at risk is insufficient to permit the trusts to finance their activities without additional subordinated financial support from the Company. The Company is considered the primary beneficiary of the rabbi trusts as it has the power to direct the activities of the rabbi trusts that significantly affect the rabbi trusts' economic performance and it has the obligation to absorb losses of the rabbi trusts that could potentially be significant to the rabbi trusts by virtue of its contingent call options on the rabbi trusts' assets in the event of the Company's bankruptcy. As the primary beneficiary of these VIEs, the Company consolidates the rabbi trust investments. In general, the rabbi trust investments and any earnings received thereon are accumulated, reinvested and used exclusively for trust purposes. These rabbi trust investments consist primarily of cash and cash equivalents, U.S. government agency obligations, equity securities, mutual funds and other exchange-traded funds, and are recorded at fair value in other assets in the Company's Consolidated Balance Sheets. Changes in fair value are recorded in noninterest income.

Assets held in rabbi trust accounts by plan type, at fair value, were as follows:

	As of December 31,	
	2024	2023
	(In thousands)	
DB SERP	$ 14,100	$ 16,349
BEP	26,418	18,656
ODRCP	2,625	2,819
DC SERP	24,227	20,785
Deferred compensation plans	31,611	28,826
Total rabbi trust assets	$ 98,981	$ 87,435

The following tables present the book value, net unrealized gain or loss, and market value of assets held in rabbi trust accounts by asset type:

	As of December 31, 2024			As of December 31, 2023		
	Book Value	Unrealized Gain/(Loss)	Fair Value	Book Value	Unrealized Gain	Fair Value
Asset Type	(In thousands)					
Cash and cash equivalents	$ 9,109	$ —	$ 9,109	$ 12,269	$ —	$ 12,269
Equities (1)	63,107	19,229	82,336	56,140	12,869	69,009
Fixed income	7,980	(444)	7,536	6,676	(519)	6,157
Total assets	$ 80,196	$ 18,785	$ 98,981	$ 75,085	$ 12,350	$ 87,435

(1)   Equities include mutual funds and other exchange-traded funds.

The Company had equity securities held in rabbi trust accounts of $82.3 million and $69.0 million as of December 31, 2024 and 2023, respectively. Included in the equity securities presented in the tables above are exchange-traded mutual funds which had a net asset value of $54.1 million and $48.9 million as of December 31, 2024 and 2023, respectively.

16. Share-Based Compensation

Employee Stock Ownership Plan

As part of the IPO completed on October 14, 2020, the Company established a tax-qualified Employee Stock Ownership Plan to provide eligible employees the opportunity to own Company shares. The ESOP borrowed $149.4 million from the Company to purchase 14,940,652 common shares during the IPO and in the open market. The loan is payable in annual installments over 30 years at an interest rate equal to the Prime rate as published in the *The Wall Street Journal*. As the loan is repaid to the Company, shares are released and allocated proportionally to eligible participants on the basis of each participant's proportional share of compensation relative to the compensation of all participants. The unallocated ESOP shares are pledged as collateral on the loan.

The Company accounts for its ESOP in accordance with FASB ASC 718-40, "*Compensation – Stock Compensation*". Under this guidance, unreleased shares are deducted from shareholders' equity as unearned ESOP shares in the accompanying Consolidated Balance Sheets. The Company recognizes compensation expense equal to the fair value of the ESOP shares during the periods in which they are committed to be released. To the extent that the fair value of the Company's ESOP shares differs from the cost of such shares, the difference is credited or debited to equity. As the loan is internally leveraged, the loan receivable from the ESOP to the Company is not reported as an asset nor is the debt of the ESOP shown as a liability in the Company's Consolidated Balance Sheets. Dividends on unallocated shares are used to pay the ESOP debt.

The following table presents the amount of compensation expense associated with the ESOP and the amount of the loan payments made by the ESOP, including the portions related to principal and interest, for the periods indicated:

	Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Compensation expense	$ 7,356	$ 7,129	$ 9,923
Annual loan payment:			
Interest	11,543	9,374	4,724
Principal	1,523	2,914	3,147
Total loan payment	$ 13,066	$ 12,288	$ 7,871

The number of shares committed to be released per year is estimated to be 495,672 through 2049 and 392,404 in the year 2050.

The following table presents share information held by the ESOP:

	As of December 31,	
	2024	2023
	(Dollars in thousands)	
Allocated shares	1,889,114	1,541,971
Shares committed to be released	103,078	103,230
Unallocated shares (suspense shares)	12,784,387	13,270,932
Total shares	14,776,579	14,916,133
Fair value of unallocated shares	$ 220,531	$ 188,447

Share-Based Compensation Plan

On November 29, 2021, the shareholders of the Company approved the Eastern Bankshares, Inc. 2021 Equity Incentive Plan (the "2021 Plan"). The 2021 Plan provides for the issuance of up to 26,146,141 shares of common stock pursuant to grants of restricted stock, restricted stock units ("RSUs"), non-qualified stock options and incentive stock options, any or all of which can be granted with performance-based vesting conditions. Under the 2021 Plan, 7,470,326 shares may be issued as restricted stock or RSUs, including those issued as performance shares and performance share units ("PSUs"), and 18,675,815 shares may be issued upon the exercise of stock options. These shares may be awarded from the Company's authorized but unissued shares. However, the 2021 Plan permits the grant of additional awards of restricted stock or RSUs above the aforementioned limit, provided that, for each additional share of restricted stock or RSU awarded in excess of such limit, the pool of shares available to be issued upon the exercise of stock options will be reduced by three shares. Pursuant to the terms of the 2021 Plan, each of the Company's non-employee directors were automatically granted awards of restricted

stock on November 30, 2021. Such restricted stock awards vest pro-rata on an annual basis over a five-year period. The maximum term for stock options is ten years.

In the third quarter of 2024, the Company granted a total of 146,178 RSUs to certain executives who joined the Company following the merger with Cambridge. These RSUs vest pro-rata on an annual basis over a period of three years from the date of grant, subject to continued employment. During that same period, the Company also granted a total of 67,350 PSUs, for which vesting is contingent upon the Compensation and Human Capital Management Committee of the Board of Director's certification, after the conclusion of a period of approximately 2.3 years, that the Company has attained a threshold level of certain performance criteria over such period.

On July 12, 2024, the Company completed its previously announced merger with Cambridge. In connection with the merger and as a component of the purchase consideration, the Company issued 118,693 restricted stock award shares with a fair value of $1.1 million, net of a $0.7 million post-combination fair value adjustment, and, with respect to RSUs and PSUs, credited pre-merger service for employees retained following the merger with Cambridge which amounted to $3.0 million.

In May 2024 the Company granted a total of 56,352 shares of restricted stock to the Company's non-employee directors which vest after approximately one year from the date of grant. In May 2023 the Company granted a total of 47,820 shares of restricted stock to the Company's non-employee directors which vest after approximately one year from the date of grant.

In March 2024, the Company granted to all of the Company's executive officers and certain other employees a total of 416,276 RSUs, which vest pro-rata on an annual basis over a period of three years from the date of the grant, and a total of 234,091 PSUs for which vesting is contingent upon the Compensation and Human Capital Management Committee of the Board of Director's certification, after the conclusion of a period of approximately 2.8 years from the date of the grant, that the Company has attained a threshold level of certain performance criteria over such period. In March 2023, the Company granted to all of the Company's executive officers and certain other employees a total of 318,577 RSUs, which vest pro-rata on an annual basis over a period of three years from the date of the grant, and a total of 108,984 PSUs for which vesting is contingent upon the Compensation and Human Capital Management Committee of the Board of Director's certification, after the conclusion of a three-year period from the date of the grant, that the Company has attained a threshold level of certain performance criteria over such period.

As of December 31, 2024 and 2023, there were 3,844,157 shares and 4,872,494 shares that remained available for issuance as restricted stock or RSU awards (including those that may be issued as performance shares and PSUs), respectively, and 18,675,815 shares that remained available for issuance upon the exercise of stock options at both dates. As of both December 31, 2024 and 2023, no stock options had been awarded under the 2021 Plan.

The following table summarizes the Company's restricted stock award activity for the periods indicated:

| | For the Years Ended December 31, | | | |
| | 2024 | | 2023 | |
Restricted Stock Awards	Number of Shares	Weighted-Average Grant Price Per Share	Number of Shares	Weighted-Average Grant Price Per Share
Non-vested restricted stock at beginning of year	420,400	$ 19.15	525,460	$ 20.08
Granted	56,352	13.84	47,820	11.50
Vested	(275,474)	16.27	(152,880)	19.95
Forfeited	(3,026)	14.87	—	—
Converted in connection with merger	118,693	14.87	—	—
Non-vested restricted stock at end of year (1)	316,945	$ 18.02	420,400	$ 19.15

(1) Includes the effect of modifications to previously awarded and unvested restricted share awards for two plan participants to accelerate vesting. The financial effect of the modifications on total unrecognized compensation expense was not significant.

During the years ended December 31, 2024, 2023, and 2022, 275,474, 152,880, and 136,609 RSA awards vested, respectively. Such awards had a grant date fair value of $4.5 million, $3.0 million, and $2.7 million, respectively. During the years ended December 31, 2024, 2023, and 2022, 56,352, 47,820, and 31,559 RSA awards were granted, respectively. In aggregate, the amount of RSAs granted each year had a grant date fair value of $0.8 million, $0.5 million, and $0.6 million, respectively.

The following table summarizes the Company's restricted stock unit activity for the periods indicated:

| | For the Years Ended December 31, | | | |
| | 2024 | | 2023 | |
Restricted Stock Units	Number of Shares	Weighted-Average Grant Price Per Share	Number of Shares	Weighted-Average Grant Price Per Share
Non-vested restricted stock at beginning of year	952,001	$ 19.46	972,325	$ 21.08
Granted	562,454	13.83	318,577	15.63
Vested	(372,179)	18.62	(302,908)	21.08
Forfeited	(22,520)	13.20	(35,993)	15.73
Converted in connection with merger	236,766	14.87	—	—
Non-vested restricted stock at end of year (1)	1,356,522	$ 16.55	952,001	$ 19.46

(1) Includes the effect of modifications to previously awarded and unvested restricted share awards for one plan participant to accelerate vesting. The financial effect of the modifications on total unrecognized compensation expense was not significant.

During the years ended December 31, 2024 and 2023, 372,179 and 302,908 RSU awards vested, respectively. Such awards had a grant date fair value of $6.9 million and $6.4 million, respectively. During the year ended December 31, 2022, no RSU awards vested.

The following table summarizes the Company's performance stock unit activity for the periods indicated:

| | For the Years Ended December 31, | | | |
| | 2024 | | 2023 | |
Performance Stock Units	Number of Shares	Weighted-Average Grant Price Per Share	Number of Shares	Weighted-Average Grant Price Per Share
Non-vested restricted stock at beginning of year	633,034	$ 19.40	533,676	$ 21.12
Granted	301,441	10.82	108,984	10.16
Vested	(76,353)	14.87	—	—
Forfeited	—	—	(9,626)	10.16
Converted in connection with merger	111,617	14.87	—	—
Non-vested restricted stock at end of year	969,739	$ 16.63	633,034	$ 19.40

During the year ended December 31, 2024, 76,353 PSU awards vested which represent the accelerated vesting of awards assumed from Cambridge which were converted to awards of the Company upon completion of the merger. Such awards had a grant date value of $1.1 million. No PSU awards vested during the years ended December 31, 2023 and 2022, respectively.

Included in vested RSU and PSU shares, as shown in the tables above, are shares withheld for employee payroll taxes. The aggregate number of RSU and PSU shares withheld for payroll taxes during the years ended December 31, 2024 and 2023 was 147,323 and 95,808, respectively. No RSU or PSU awards vested during the year ended December 31, 2022.

The following table shows share-based compensation expense under the 2021 Plan and the related tax benefit for the periods indicated:

| | For the Years Ended December 31, | | |
| | 2024 | 2023 | 2022 |
	(In millions)		
Share-based compensation expense	$ 19.3	$ 16.5	$ 10.5
Related tax benefit (1)	5.3	4.7	3.0

(1) Estimated based upon the Company's statutory rate for the respective period.

As of December 31, 2024 and 2023, there was $21.4 million and $26.8 million, respectively, of total unrecognized compensation expense related to unvested restricted stock awards, restricted stock units and performance stock units granted and issued under the 2021 Plan, as applicable. As of December 31, 2024, this cost is expected to be recognized over a weighted average remaining period of approximately 1.4 years. As of December 31, 2023, this cost was expected to be recognized over a weighted average remaining period of approximately 2.2 years.

17. Commitments and Contingencies

Financial Instruments with Off-Balance Sheet Risk

In order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates, the Company is party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments include commitments to extend credit, standby letters of credit, and forward commitments to sell loans, all of which involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in each particular class of financial instruments.

Substantially all of the Company's commitments to extend credit, which normally have fixed expiration dates or termination clauses, are contingent upon customers maintaining specific credit standards at the time of loan funding. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount of the commitment. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. For forward loan sale commitments, the contract or notional amount does not represent exposure to credit loss. The Company generally does not sell loans with recourse.

The following table summarizes the above financial instruments as of the dates indicated:

| | As of December 31, | | |
| | 2024 | | 2023 |
	(In Thousands)		
Commitments to extend credit	$ 6,660,149	$	6,027,356
Standby letters of credit	83,122		58,632
Forward commitments to sell loans	6,374		9,198

Other Contingencies

Legal Proceedings

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the opinion of management, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's Consolidated Financial Statements.

18. Derivative Financial Instruments

The Company uses derivative financial instruments to manage its interest rate risk resulting from the differences in the amount, timing, and duration of known or expected cash receipts and known or expected cash payments. Additionally, the Company enters into interest rate derivatives and foreign exchange contracts to accommodate the business requirements of its customers ("customer-related positions") and risk participation agreements entered into as financial guarantees of performance on customer-related interest rate swap derivatives. The Company also enters into residential mortgage loan commitments to fund mortgage loans at specified rates and times in the future and enters into forward sale commitments to sell such residential mortgage loans at specified prices and times in the future, both of which are considered derivative instruments. Derivative instruments are carried at fair value in the Company's Consolidated Financial Statements. The accounting for changes in the fair value of a derivative instrument is dependent upon whether or not the instrument qualifies as a hedge for accounting purposes, and further, by the type of hedging relationship.

By using derivatives, the Company is exposed to credit risk to the extent that counterparties to the derivative contracts do not perform as required. Should a counterparty fail to perform under the terms of a derivative contract, the Company's credit exposure on interest rate swaps is limited to the net positive fair value and accrued interest of all swaps with each counterparty plus any initial margin collateral posted. The Company seeks to minimize counterparty credit risk through credit approvals, limits, monitoring procedures, and obtaining collateral, where appropriate. As such, management believes the risk of incurring credit losses on derivative contracts with those counterparties is remote. The Company's discounting methodology and interest calculation of cash margin uses the Secured Overnight Financing Rate, or SOFR, for U.S. dollar cleared interest rate swaps.

Interest Rate Positions

An interest rate swap is an agreement whereby one party agrees to pay a floating rate of interest on a notional principal amount in exchange for receiving a fixed rate of interest on the same notional amount, for a predetermined period of time, from a second party. The amounts relating to the notional principal amount are not actually exchanged. The Company has entered into interest rate swaps in which it pays floating and receives fixed interest in order to manage its interest rate risk exposure to the variability in interest cash flows on certain floating-rate loans. Such interest rate swaps include those which effectively convert the floating rate one-month SOFR or overnight indexed swap rate, or prime rate interest payments received on the loans to a fixed rate and consequently reduce the Company's exposure to variability in short-term interest rates. For interest rate swaps that are accounted for as cash flow hedges, changes in fair value are included in other comprehensive income and reclassified into net income in the same period or periods during which the hedged forecasted transaction affects net income. The following tables reflect the Company's derivative positions for interest rate swaps which qualify as cash flow hedges for accounting purposes as of the dates indicated:

As of December 31, 2024

| | | | Weighted Average Rate | | |
	Notional Amount	Weighted Average Maturity	Current Rate Paid	Receive Fixed Swap Rate	Fair Value [1]
	(In thousands)	(In Years)			(In thousands)
Interest rate swaps on loans	$ 2,400,000	2.57	4.51 %	3.02 %	$ 220
Total	$ 2,400,000				$ 220

(1) The fair value included a net accrued interest payable balance of $1.6 million as of December 31, 2024. In addition, the fair value includes netting adjustments which represent the amounts recorded to convert derivative assets and liabilities cleared through the CME from a gross basis to a net basis in accordance with applicable accounting guidance.

As of December 31, 2023

| | | | Weighted Average Rate | | |
	Notional Amount	Weighted Average Maturity	Current Rate Paid	Receive Fixed Swap Rate	Fair Value [1]
	(In thousands)	(In Years)			(In thousands)
Interest rate swaps on loans	$ 2,400,000	3.57	5.35 %	3.02 %	$ (883)
Total	$ 2,400,000				$ (883)

(1) The fair value included a net accrued interest payable balance of $2.6 million as of December 31, 2023. In addition, the fair value includes netting adjustments which represent the amounts recorded to convert derivative assets and liabilities cleared through the CME from a gross basis to a net basis in accordance with applicable accounting guidance.

The maximum amount of time over which the Company is currently hedging its exposure to the variability in future cash flows of forecasted transactions related to the receipt of variable interest on existing financial instruments is 2.7 years.

The Company expects approximately $24.7 million will be reclassified into interest income, as a reduction of such income, from other comprehensive income related to the Company's active cash flow hedges in the next 12 months as of December 31, 2024. The reclassification is due to anticipated net payments on the swaps based upon the forward curve as of December 31, 2024.

The Company discontinues cash flow hedge accounting if it is probable that the forecasted hedged transactions will not occur in the initially identified time period. At such time, the associated gains and losses deferred in accumulated other comprehensive income ("AOCI") are reclassified immediately into earnings and any subsequent changes in the fair value of such derivatives are recognized directly in earnings.

The following table presents the pre-tax impact of terminated cash flow hedges on AOCI for the periods indicated:

	Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Unrealized gains on terminated hedges included in AOCI — January 1	$ —	$ 46	$ 10,239
Unrealized gains on terminated hedges arising during the period	—	—	—
Reclassification adjustments for amortization of unrealized (gains) into net interest income	—	(46)	(10,193)
Unrealized gains on terminated hedges included in AOCI — December 31	$ —	$ —	$ 46

Customer-Related Positions

Interest rate swaps offered to commercial customers do not qualify as hedges for accounting purposes. These swaps allow the Company to retain variable rate commercial loans while allowing the commercial customer to synthetically fix the loan rate by entering into a variable-to-fixed rate interest rate swap. The Company believes that its exposure to commercial customer derivatives is limited to non-performance by either the customer or the dealer because these contracts are simultaneously matched at inception with an offsetting transaction.

Risk participation agreements are entered into as financial guarantees of performance on interest rate swap derivatives. The purchased (asset) or sold (liability) guarantee allow the Company to participate-out (fee paid) or participate-in (fee received) the risk associated with certain derivative positions executed with the borrower by the lead bank in a customer-related interest rate swap derivative.

Foreign exchange contracts consist of those offered to commercial customers and those entered into to hedge the Company's foreign currency risk associated with a foreign-currency loan. Neither qualifies as a hedge for accounting purposes. These commercial customer derivatives are offset with matching derivatives with correspondent-bank counterparties in order to minimize foreign exchange rate risk to the Company. Exposure with respect to these derivatives is largely limited to non-performance by either the customer or the other counterparty. Neither the Company nor the correspondent-bank counterparty are required to post collateral but each has established foreign-currency transaction limits to manage the exposure risk. The Company requires its customers to post collateral to minimize risk exposure.

The following tables present the Company's customer-related derivative positions as of the dates indicated below for those derivatives not designated as hedging:

	As of December 31, 2024	
	Number of Positions	Total Notional
	(Dollars in thousands)	
Interest rate swaps	494	$ 3,308,037
Risk participation agreements	125	503,803
Foreign exchange contracts:		
Matched commercial customer book	226	98,429
Foreign currency loan	8	5,835

	As of December 31, 2023	
	Number of Positions	Total Notional
	(Dollars in thousands)	
Interest rate swaps	356	$ 2,405,835
Risk participation agreements	78	323,957
Foreign exchange contracts:		
Matched commercial customer book	98	87,601
Foreign currency loan	10	10,242

The level of interest rate swaps, risk participation agreements and foreign currency exchange contracts at the end of each period noted above was commensurate with the activity throughout those periods.

The table below presents the fair value of the Company's derivative financial instruments, as well as their classification on the Consolidated Balance Sheets for the periods indicated:

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Location	Fair Value at December 31, 2024	Fair Value at December 31, 2023	Balance Sheet Location	Fair Value at December 31, 2024	Fair Value at December 31, 2023
			(In thousands)			
Derivatives designated as hedging instruments						
Interest rate swaps	Other assets	$ 225	$ 10	Other liabilities	$ 5	$ 893
Derivatives not designated as hedging instruments						
Customer-related positions:						
Interest rate swaps	Other assets	$ 57,526	$ 19,535	Other liabilities	$ 97,594	$ 61,217
Risk participation agreements	Other assets	4	151	Other liabilities	4	106
Foreign currency exchange contracts — matched customer book	Other assets	1,990	760	Other liabilities	1,980	672
Foreign currency exchange contracts — foreign currency loan	Other assets	62	—	Other liabilities	—	187
		$ 59,582	$ 20,446		$ 99,578	$ 62,182
Total		$ 59,807	$ 20,456		$ 99,583	$ 63,075

The table below presents the net effect of the Company's derivative financial instruments on the Consolidated Statements of Income as well as the effect of the Company's derivative financial instruments included in other comprehensive income ("OCI") as follows:

	For the Year Ended December 31,		
	2024	2023	2022
		(In thousands)	
Derivatives designated as hedges:			
Loss in OCI on derivatives	$ (45,096)	$ (24,855)	$ (69,010)
(Loss) gain reclassified from OCI into interest income (effective portion)	$ (52,151)	$ (48,795)	$ 9,580
Gain recognized in income on derivatives (ineffective portion and amount excluded from effectiveness test)			
Interest income	$ —	$ —	$ —
Other income	—	—	—
Total	$ —	$ —	$ —
Derivatives not designated as hedges:			
Customer-related positions:			
Gain (loss) recognized in interest rate swap income	$ 638	$ (274)	$ 4,324
(Loss) gain recognized in interest rate swap income for risk participation agreements	(45)	97	213
Gain (loss) recognized in other income for foreign currency exchange contracts:			
Matched commercial customer book	(78)	95	(22)
Foreign currency loan	249	(96)	(4)
Total gain (loss) for derivatives not designated as hedges	$ 764	$ (178)	$ 4,511

The Company has agreements with its customer-related interest rate swap derivative counterparties that contain a provision whereby if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations.

The Company also has agreements with certain of its customer-related interest rate swap derivative correspondent-bank counterparties that contain a provision whereby if the Company fails to maintain its status as a well-capitalized institution, then the counterparty could terminate the derivative positions and the Company would be required to settle its obligations under the agreements.

The Company's exposure related to its customer-related interest rate swap derivatives consists of exposure on cleared derivative transactions and exposure on non-cleared derivative transactions.

Cleared derivative transactions are with the Chicago Mercantile Exchange, or CME, and exposure is settled to market daily, with additional credit exposure related to initial-margin collateral pledged to CME at trade execution. At December 31, 2024 and December 31, 2023, the Company had exposure to CME for settled variation margin in excess of the customer-related and non-customer-related interest rate swap termination values of $0.1 million and $0.4 million, respectively. In addition, at December 31, 2024 and 2023, the Company had posted initial-margin collateral in the form of U.S. Treasury notes amounting to $88.0 million and $85.9 million, respectively, to CME for these derivatives. The U.S. Treasury notes were considered restricted assets and were included in available for sale securities within the Company's Consolidated Balance Sheets.

At December 31, 2024 there were no customer-related interest rate swap derivatives with credit-risk contingent features in a net liability position. At December 31, 2023, there were $1.9 million of customer-related interest rate swap derivatives with credit-risk contingent features in a net liability position. The Company has minimum collateral posting thresholds with its customer-related interest rate swap derivative correspondent-bank counterparties to the extent that the Company has a liability position with the correspondent-bank counterparties. The Company was not required to post cash collateral for interest rate swaps with correspondent-bank counterparties as of December 31, 2024. At December 31, 2023, the Company had posted collateral in the form of cash amounting to $3.0 million, which was considered to be a restricted asset and was included in other short-term investments within the Company's Consolidated Balance Sheets. If the Company had breached any of these provisions at December 31, 2024 or 2023, it would have been required to settle its obligations under the agreements at the termination value. In addition, the Company had cross-default provisions with its commercial customer loan agreements which provide cross-collateralization with the customer loan collateral.

Mortgage Banking Derivatives

The Company enters into residential mortgage loan commitments in connection with its consumer mortgage banking activities to fund mortgage loans at specified rates and times in the future. In addition, the Company enters into forward sale commitments to sell such residential mortgage loans at specified prices and times in the future. These commitments are short-term in nature and generally expire in 30 to 60 days. The residential mortgage loan commitments that relate to the origination of mortgage loans that will be held for sale and the related forward sale commitments are considered derivative instruments under ASC Topic 815, *"Derivatives and Hedging"* and are reported at fair value. Changes in fair value are reported in earnings and included in other non-interest income on the Consolidated Statements of Income. As of December 31, 2024 and December 31, 2023, the Company had an outstanding notional balance of residential mortgage loan origination commitments of $15.7 million and $10.5 million, respectively, and forward sale commitments of $6.4 million and $9.2 million, respectively. During the years ended December 31, 2024, 2023 and 2022, net gains/losses recorded by the Company related to the change in fair value of commitments to originate and sell mortgage loans were not significant. In addition, the aggregate fair value of the Company's mortgage banking derivative asset and liability as of December 31, 2024 and 2023 was not significant. Mortgage banking derivative assets and liabilities are included in other assets and other liabilities, respectively, on the Consolidated Balance Sheets. Residential mortgages sold are generally sold with servicing rights released. Mortgage banking derivatives do not qualify as hedges for accounting purposes.

19. Balance Sheet Offsetting

Certain financial instruments, including derivatives, may be eligible for offset in the Consolidated Balance Sheets and/or subject to master netting arrangements or similar agreements. The Company's derivative transactions with upstream financial institution counterparties are generally executed under International Swaps and Derivative Association master agreements which include "right of set-off" provisions. In such cases there is generally a legally enforceable right to offset recognized amounts. However, the Company does not offset fair value amounts recognized for derivative instruments. The Company nets the amount recognized for the right to reclaim cash collateral against the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement. Collateral legally required to be maintained at dealer banks by the Company is monitored and adjusted as necessary. As of December 31, 2024 and 2023, it was determined that no additional collateral would have to be posted to immediately settle these instruments.

The following tables present the Company's asset and liability positions that were eligible for offset and the potential effect of netting arrangements on its financial position, as of the dates indicated:

	As of December 31, 2024					
	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Position	Net Amounts Presented in the Statement of Financial Position	Gross Amounts Not Offset in the Statement of Financial Position		Net Amount
				Financial Instruments	Collateral Pledged (Received)	
	(In thousands)					
Derivative Assets						
Interest rate swaps designated as cash flow hedges	$ 225	$ —	$ 225	$ —	$ —	$ 225
Customer-related positions:						
Interest rate swaps	57,526	—	57,526	3,368	(48,590)	5,568
Risk participation agreements	4	—	4	—	—	4
Foreign currency exchange contracts – matched customer book	1,990	—	1,990	—	—	1,990
Foreign currency exchange contracts – foreign currency loan	62	—	62	—	—	62
	$ 59,807	$ —	$ 59,807	$ 3,368	$ (48,590)	$ 7,849
Derivative Liabilities						
Interest rate swaps designated as cash flow hedges	$ 5	$ —	$ 5	$ —	$ 5	$ —
Customer-related positions:						
Interest rate swaps	97,594	—	97,594	3,368	130	94,096
Risk participation agreements	4	—	4	—	—	4
Foreign currency exchange contracts – matched customer book	1,980	—	1,980	—	—	1,980
Foreign currency exchange contracts – foreign currency loan	—	—	—	—	—	—
	$ 99,583	$ —	$ 99,583	$ 3,368	$ 135	$ 96,080

	As of December 31, 2023					
	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Position	Net Amounts Presented in the Statement of Financial Position	Gross Amounts Not Offset in the Statement of Financial Position		Net Amount
				Financial Instruments	Collateral Pledged (Received)	
	(In thousands)					
Derivative Assets						
Interest rate swaps designated as cash flow hedges	$ 10	$ —	$ 10	$ —	$ —	$ 10
Customer-related positions:						
Interest rate swaps	19,535	—	19,535	4,871	(8,500)	6,164
Risk participation agreements	151	—	151	—	—	151
Foreign currency exchange contracts – matched customer book	760	—	760	—	—	760
	$ 20,456	$ —	$ 20,456	$ 4,871	$ (8,500)	$ 7,085
Derivative Liabilities						
Interest rate swaps designated as cash flow hedges	$ 893	$ —	$ 893	$ —	$ 893	$ —
Customer-related positions:						
Interest rate swaps	61,217	—	61,217	4,871	1,860	54,486
Risk participation agreements	106	—	106	—	—	106
Foreign currency exchange contracts – matched customer book	672	—	672	—	—	672
Foreign currency exchange contracts – foreign currency loan	187	—	187	—	—	187
	$ 63,075	$ —	$ 63,075	$ 4,871	$ 2,753	$ 55,451

20. Fair Value of Assets and Liabilities

The Company uses fair value measurements to record adjustments to certain assets and liabilities and to determine fair value disclosures. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no active market exists for a portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The following methods and assumptions were used by the Company in estimating fair value disclosures:

Cash and Cash Equivalents

For these financial instruments, which have original maturities of 90 days or less, their carrying amounts reported in the Consolidated Balance Sheets approximate fair value.

Securities

Securities consisted of U.S. Treasury securities, U.S. Agency bonds, U.S. government-sponsored residential and commercial mortgage-backed securities, and state and municipal bonds. AFS securities are recorded at fair value.

The Company's U.S. Treasury securities are traded on active markets and therefore these securities were classified as Level 1.

The fair value of U.S. Agency bonds were evaluated using relevant trade data, benchmark quotes and spreads obtained from publicly available trade data, and generated on a price, yield or spread basis as determined by the observed market data. Therefore, these securities were categorized as Level 2 given the use of observable inputs.

The fair value of U.S. government-sponsored residential and commercial mortgage-backed securities were estimated using either a matrix or benchmarks. The inputs used include benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Therefore, these securities were categorized as Level 2 given the use of observable inputs.

The fair value of state and municipal bonds were estimated using a valuation matrix with inputs including observable bond interest rate tables, recent transactions, and yield relationships. Therefore, these securities were categorized as Level 2 given the use of observable inputs.

Fair value was based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs.

Loans Held for Sale

The fair value of loans held for sale, whose carrying amounts approximate fair value, was estimated using the anticipated market price based upon pricing indications provided by investor banks. These assets were classified as Level 2 given the use of observable inputs.

Loans

The fair value of commercial construction, commercial and industrial lines of credit, and certain other consumer loans was estimated by discounting the contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

For commercial, commercial real estate, residential real estate, automobile, and consumer home equity loans, fair value was estimated by discounting contractual cash flows adjusted for prepayment estimates using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Loans are classified as Level 3 since the valuation methodology utilizes significant unobservable inputs. Loans that are deemed to be collateral-dependent, as described in *Note 2, "Summary of Significant Accounting Policies"* were recorded at the fair value of the underlying collateral.

FHLB Stock

The fair value of FHLB stock approximates the carrying amount based on the redemption provisions of the FHLB. These assets were classified as Level 2.

Rabbi Trust and Deferred Compensation Plan Investments

Rabbi trust and deferred compensation plan investments consisted primarily of cash and cash equivalents, U.S. government agency obligations, equity securities, mutual funds and other exchange-traded funds, and were recorded at fair value and included in other assets. The purpose of these investments is to fund certain executive non-qualified retirement benefits and deferred compensation.

The fair value of other U.S. government agency obligations were estimated using either a matrix or benchmarks. The inputs used include benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. These securities were categorized as Level 2 given the use of observable inputs. The equity securities, mutual funds and other exchange-traded funds were valued based on quoted prices from the market. The equities, mutual funds and exchange-traded funds traded in an active market were categorized as Level 1 as they were valued based upon quoted prices from the market. Mutual funds at net asset value amounted to $54.1 million and $48.9 million at December 31, 2024 and 2023, respectively. There were no redemption restrictions on these mutual funds at the end of any period presented.

Bank-Owned Life Insurance

The fair value of bank-owned life insurance was based upon quotations received from bank-owned life insurance dealers. These assets were classified as Level 2 given the use of observable inputs.

Deposits

The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, interest checking accounts, and money market accounts, was equal to their carrying amount. The fair value of time deposits was based on the discounted value of contractual cash flows using current market interest rates. Deposits were classified as Level 2 given the use of observable market inputs.

The fair value estimates of deposits do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the wholesale market (core deposit intangibles).

FHLB Advances

The fair value of FHLB advances was based on the discounted value of contractual cash flows. The discount rates used are representative of approximate rates currently offered on instruments with similar remaining maturities. FHLB advances were classified as Level 2.

Escrow Deposits of Borrowers

The fair value of escrow deposits of borrowers, which have no stated maturity, approximates the carrying amount. Escrow deposits of borrowers were classified as Level 2.

Interest Rate Swap Collateral Funds

The fair value of interest rate swap collateral funds approximates the carrying amount. Interest rate swap collateral funds were classified as Level 2.

Interest Rate Swaps

The fair value of interest rate swaps was determined using discounted cash flow analysis on the expected cash flows of the interest rate swaps. This analysis reflects the contractual terms of the interest rate swaps, including the period of maturity, and uses observable market-based inputs, including interest rate curves and implied volatility. In addition, for customer-related interest rate swaps, the analysis reflects a credit valuation adjustment to reflect the Company's own non-performance risk and the respective counterparty's non-performance risk in the fair value measurements. The majority of inputs used to value the Company's interest rate swaps fall within Level 2 of the fair value hierarchy, but the credit valuation adjustments associated with the interest rate swaps utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. However, at December 31, 2024 and 2023, the impact of the Level 3 inputs on the overall valuation of the interest rate swaps was deemed insignificant to the overall valuation. As a result, the interest rate swaps were categorized as Level 2 within the fair value hierarchy.

Risk Participations

The fair value of risk participations was determined based upon the total expected exposure of the derivative which considers the present value of cash flows discounted using market-based inputs and were therefore categorized as Level 2 within the fair value hierarchy. The fair value also included a credit valuation adjustment which evaluates the credit risk of its counterparties by considering factors such as the likelihood of default by the counterparties, its net exposures, the remaining contractual life, as well as the amount of collateral securing the position. The change in value of derivative assets and liabilities attributable to credit risk was not significant during the reported periods.

Foreign Currency Forward Contracts

The fair values of foreign currency forward contracts were based upon the remaining expiration period of the contracts and bid quotations received from foreign exchange contract dealers and were categorized as Level 2 within the fair value hierarchy.

Mortgage Derivatives

The fair value of mortgage derivatives was determined based upon current market prices for similar assets in the secondary market and therefore are classified as Level 2 within the fair value hierarchy.

Fair Value of Assets and Liabilities Measured on a Recurring Basis

The following tables present the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023:

| | | Fair Value Measurements at Reporting Date Using | | |
Description	Balance as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
Assets				
Securities available for sale				
Government-sponsored residential mortgage-backed securities	$ 2,561,895	$ —	$ 2,561,895	$ —
Government-sponsored commercial mortgage-backed securities	1,161,111	—	1,161,111	—
U.S. Agency bonds	17,672	—	17,672	—
U.S. Treasury securities	97,619	97,619	—	—
State and municipal bonds and obligations	183,301	—	183,301	—
Rabbi trust investments	98,981	91,445	7,536	—
Deferred compensation plan investments	2,439	2,439	—	—
Loans held for sale	372	—	372	—
Interest rate swap contracts				
Cash flow hedges - interest rate positions	225	—	225	—
Customer-related positions	57,526	—	57,526	—
Risk participation agreements	4	—	4	—
Foreign currency forward contracts				
Matched customer book	1,990	—	1,990	—
Foreign currency loan	62	—	62	—
Mortgage derivatives	33	—	33	—
Total	$ 4,183,230	$ 191,503	$ 3,991,727	$ —
Liabilities				
Interest rate swap contracts				
Cash flow hedges - interest rate positions	$ 5	$ —	$ 5	$ —
Customer-related positions	97,594	—	97,594	—
Risk participation agreements	4	—	4	—
Foreign currency forward contracts				
Matched customer book	1,980	—	1,980	—
Foreign currency loan	—	—	—	—
Mortgage derivatives	41	—	41	—
Total	$ 99,624	$ —	$ 99,624	$ —

Description	Balance as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		Fair Value Measurements at Reporting Date Using		
		(In thousands)		
Assets				
Securities available for sale				
Government-sponsored residential mortgage-backed securities	$ 2,780,638	$ —	$ 2,780,638	$ —
Government-sponsored commercial mortgage-backed securities	1,124,376	—	1,124,376	—
U.S. Agency bonds	216,011	—	216,011	—
U.S. Treasury securities	95,152	95,152	—	—
State and municipal bonds and obligations	191,344	—	191,344	—
Rabbi trust investments	87,435	81,278	6,157	—
Loans held for sale	1,124	—	1,124	—
Interest rate swap contracts				
Cash flow hedges - interest rate positions	10	—	10	—
Customer-related positions	19,535	—	19,535	—
Risk participation agreements	151	—	151	—
Foreign currency forward contracts				
Matched customer book	760	—	760	—
Mortgage derivatives	69	—	69	—
Total	$ 4,516,605	$ 176,430	$ 4,340,175	$ —
Liabilities				
Interest rate swap contracts				
Cash flow hedges - interest rate positions	$ 893	$ —	$ 893	$ —
Customer-related positions	61,217	—	61,217	—
Risk participation agreements	106	—	106	—
Foreign currency forward contracts				
Matched customer book	672	—	672	—
Foreign currency loan	187	—	187	—
Mortgage derivatives	36	—	36	—
Total	$ 63,111	$ —	$ 63,111	$ —

There were no transfers to or from Level 1, 2 and 3 during the years ended December 31, 2024 and 2023.

The Company held no assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2024 nor December 31, 2023.

Fair Value of Assets and Liabilities Measured on a Nonrecurring Basis

       The Company may also be required, from time to time, to measure certain other assets on a nonrecurring basis in accordance with generally accepted accounting principles. The following tables summarize the fair value of assets and liabilities measured at fair value on a nonrecurring basis, as of December 31, 2024 and 2023.

| | | Fair Value Measurements at Reporting Date Using | | |
Description	Balance as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
Assets				
Individually assessed collateral-dependent loans whose fair value is based upon appraisals	$ 79,156	$ —	$ —	$ 79,156

| | | Fair Value Measurements at Reporting Date Using | | |
Description	Balance as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
Assets				
Individually assessed collateral-dependent loans whose fair value is based upon appraisals	$ 27,874	$ —	$ —	$ 27,874

       For the valuation of the collateral-dependent loans, the Company relies primarily on third-party valuation information from certified appraisers, and values are generally based upon recent appraisals of the underlying collateral, brokers' opinions based upon recent sales of comparable properties, estimated equipment auction or liquidation values, income capitalization, or a combination of income capitalization and comparable sales. Depending on the type of underlying collateral, valuations may be adjusted by management for qualitative factors such as economic factors and estimated liquidation expenses. The range of these possible adjustments may vary.

Disclosures about Fair Value of Financial Instruments

The estimated fair values and related carrying amounts for assets and liabilities for which fair value is only disclosed are shown below as of the dates indicated:

	Carrying Value as of December 31, 2024	Fair Value as of December 31, 2024	Fair Value Measurements at Reporting Date Using		
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(In thousands)		
Assets					
Held to maturity securities:					
Government-sponsored residential mortgage-backed securities	$ 231,709	$ 202,271	$ —	$ 202,271	$ —
Government-sponsored commercial mortgage-backed securities	189,006	169,453	—	169,453	—
Loans, net of allowance for loan losses	17,549,402	17,126,716	—	—	17,126,716
FHLB stock	5,865	5,865	—	5,865	—
Bank-owned life insurance	204,704	204,704	—	204,704	—
Liabilities					
Deposits	$ 21,291,619	$ 21,287,835	$ —	$ 21,287,835	$ —
FHLB advances	17,589	15,310	—	15,310	—
Escrow deposits of borrowers	27,721	27,721	—	27,721	—
Interest rate swap collateral funds	48,590	48,590	—	48,590	—

	Carrying Value as of December 31, 2023	Fair Value as of December 31, 2023	Fair Value Measurements at Reporting Date Using		
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(In thousands)		
Assets					
Held to maturity securities:					
Government-sponsored residential mortgage-backed securities	$ 254,752	$ 230,319	$ —	$ 230,319	$ —
Government-sponsored commercial mortgage-backed securities	194,969	174,503	—	174,503	—
Loans, net of allowance for loan losses	13,799,367	13,145,455	—	—	13,145,455
FHLB stock	5,904	5,904	—	5,904	—
Bank-owned life insurance	164,702	164,702	—	164,702	—
Liabilities					
Deposits	$ 17,596,217	$ 17,593,214	$ —	$ 17,593,214	$ —
FHLB advances	17,738	15,366	—	15,366	—
Escrow deposits of borrowers	21,978	21,978	—	21,978	—
Interest rate swap collateral funds	8,500	8,500	—	8,500	—

This summary excludes certain financial assets and liabilities for which the carrying value approximates fair value. For financial assets, these may include cash and due from banks, federal funds sold and short-term investments. For financial liabilities, these may include federal funds purchased. These instruments would all be considered to be classified as Level 1 within the fair value hierarchy. Also excluded from the summary are financial instruments measured at fair value on a recurring and nonrecurring basis, as previously described.

21. Revenue from Contracts with Customers

Revenue from contracts with customers within the scope of ASC 606, *Revenue from Contracts with Customers* (Topic 606) ("ASC 606") is recognized when control of goods or services is transferred to the customer, in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company measures revenue and timing of recognition by applying the following five steps:

1. Identify the contract(s) with the customers.

2. Identify the performance obligations.

3. Determine the transaction price.

4. Allocate the transaction price to the performance obligations.

5. Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

The information presented within this Note excludes discontinued operations with respect to the years ended December 31, 2023 and 2022. Refer to *Note 23, "Discontinued Operations"* for further discussion regarding discontinued operations.

Performance obligations

The Company's performance obligations are generally satisfied either at a point in time or over time, as services are rendered. Unsatisfied performance obligations at the report date are not material to the Company's Consolidated Financial Statements.

A portion of the Company's noninterest income/(loss) is derived from contracts with customers within the scope of ASC 606. The Company has disaggregated such revenues by type of service, as presented in the table below. These categories reflect how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

	For the Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Trust and investment advisory fees	$ 46,126	$ 24,264	$ 23,593
Service charges on deposit accounts	32,004	28,631	30,392
Debit card processing fees	14,177	13,469	12,644
Other non-interest income (1)	20,312	10,502	10,670
Total noninterest income in-scope of ASC 606	112,619	76,866	77,299
Total noninterest income (loss) out-of-scope of ASC 606	11,298	(314,619)	(549)
Total noninterest income (loss)	$ 123,917	$ (237,753)	$ 76,750

(1)   Includes income of $7.8 million, recognized during the year ended December 31, 2024, representing a penalty for the early withdrawal of an omnibus deposit contract. No such income was recognized for the years ended December 31, 2023 or 2022.

Additional information related to each of the revenue streams is further noted below.

Trust and Investment Advisory Fees

The Company offers investment management and trust services to individuals, institutions, small businesses and charitable institutions. Each investment management product is governed by its own contract along with a separate identifiable fee schedule unique to that product. The Company also offers additional services, such as estate settlement, financial planning, tax services, and other special services quoted at the customer's request.

The asset management and/or custody fees are primarily based upon a percentage of the monthly valuation of the principal assets in the customer's account. Customers are also charged a base fee which is prorated over a twelve-month period. Fees for additional or special services are generally fixed in nature and are charged as services are rendered. All revenue is recognized in correlation to the monthly management fee determinations or as transactional services are provided. Trust and advisory fees earned but not yet received amounted to $5.7 million and $0.1 million as of December 31, 2024 and 2023, respectively.

Deposit Service Charges

The Company offers various deposit account products to its customers governed by specific deposit agreements applicable to either personal customers or business customers. These agreements identify the general conditions and obligations of both parties and include standard information regarding deposit account-related fees.

Deposit account services include providing access to deposit accounts as well as access to the various deposit transactional services of the Company. These transactional services are primarily those that are identified in the standard fee schedule, and include, but are not limited to, services such as overdraft protection, wire transfer, and check collection. The Company may charge monthly fixed service fees associated with the customer having access to the deposit account as well as separate fixed fees associated with and at the time specific transactions are entered into by the customer. As such, the Company considers that its performance obligations are fulfilled when customers are provided deposit account access or when the requested deposit transaction is completed.

Cash management services are a subset of the deposit service charges revenue stream. These services include automated clearing house, or ACH, transaction processing, positive pay, lockbox, and remote deposit services. These services are also governed by separate agreements entered into by the customer. The fee arrangement for these services is structured as a fixed fee per transaction which may be offset by earnings credits. An earnings credit is a discount that a customer receives based upon the investable balance in the applicable covered deposit account(s) for a given month. Earnings credits are only good for the given month. That is, if cash management fees for a given month are less than the month's earnings credit, the remainder of the credit does not carry over to the following month. Cash management fees are recognized as revenue in the month that the services are provided. Cash management fees earned but not yet received amounted to $1.6 million as of both December 31, 2024 and 2023, and were included in other assets on the Consolidated Balance Sheets.

Debit Card Processing Fees

The Company provides debit cards to its customers which are authorized and settled through various card payment networks, and in exchange, the Company earns revenue as determined by each payment network's interchange program. Regardless of the network that is utilized to authorize and settle the payment, the merchant that provides the product or service to the debit card holder is ultimately responsible for the interchange payment to the Company. Debit card processing fees are recognized as card transactions are settled within each network. Debit card processing fees earned but not yet received amounted to $0.4 million as of both December 31, 2024 and 2023, and were included in other assets on the Consolidated Balance Sheets.

Other Noninterest Income

The Company earns various types of other noninterest income that have been aggregated into one general revenue stream in the table noted above. Noninterest income in-scope of ASC 606 includes, but is not limited to, the following types of revenue with customers: safe deposit rent, ATM surcharge fees and customer checkbook fees. Individually, these sources of noninterest income are not material.

22. Other Comprehensive Income

The following tables present a reconciliation of the changes in the components of other comprehensive income (loss) for the dates indicated including the amount of income tax benefit (expense) allocated to each component of other comprehensive income (loss):

	For the Year Ended December 31, 2024		
	Pre Tax Amount	Tax (Expense) Benefit	After Tax Amount
	(In thousands)		
Unrealized losses on securities available for sale:			
Change in fair value of securities available for sale	$ (19,461)	$ 7,684	$ (11,777)
Less: reclassification adjustment for losses included in net income	(16,798)	4,653	(12,145)
Net change in fair value of securities available for sale	(2,663)	3,031	368
Unrealized losses on cash flow hedges:			
Change in fair value of cash flow hedges	(45,096)	12,492	(32,604)
Less: net cash flow hedge losses reclassified into interest income	(52,151)	14,446	(37,705)
Net change in fair value of cash flow hedges	7,055	(1,954)	5,101
Defined benefit pension plans:			
Change in actuarial net loss	28,546	(7,907)	20,639
Less: amortization of actuarial net loss	(7,098)	1,966	(5,132)
Less: Defined Benefit Plan settlement gain	29	(8)	21
Less: net accretion of prior service credit	9,953	(2,757)	7,196
Net change in other comprehensive income for defined benefit pension plans	25,662	(7,108)	18,554
Total other comprehensive income	$ 30,054	$ (6,031)	$ 24,023

	For the Year Ended December 31, 2023		
	Pre Tax Amount	Tax (Expense) Benefit	After Tax Amount
	(In thousands)		
Unrealized losses on securities available for sale:			
Change in fair value of securities available for sale	$ 47,104	$ (9,731)	$ 37,373
Less: reclassification adjustment for losses included in net income	(333,170)	74,630	(258,540)
Net change in fair value of securities available for sale	380,274	(84,361)	295,913
Unrealized losses on cash flow hedges:			
Change in fair value of cash flow hedges [1]	(24,855)	8,165	(16,690)
Less: net cash flow hedge gains reclassified into interest income [1]	(48,795)	13,517	(35,278)
Net change in fair value of cash flow hedges	23,940	(5,352)	18,588
Defined benefit pension plans:			
Change in actuarial net loss	19,742	(5,547)	14,195
BEP and Defined Benefit Plan amendments - accelerated vesting	(1,351)	381	(970)
Less: amortization of actuarial net loss	(9,563)	2,693	(6,870)
Less: BEP and Defined Benefit Plan curtailment gain	15,908	(4,490)	11,418
Less: net accretion of prior service credit	11,560	(3,222)	8,338
Net change in other comprehensive income for defined benefit pension plans	486	(147)	339
Total other comprehensive income	$ 404,700	$ (89,860)	$ 314,840

	For the Year Ended December 31, 2022		
	Pre Tax Amount	Tax Benefit (Expense)	After Tax Amount
	(Dollars in thousands)		
Unrealized losses on securities available for sale:			
Change in fair value of securities available for sale	$ (1,061,859)	$ 238,005	$ (823,854)
Less: reclassification adjustment for gains included in net income	(3,157)	873	(2,284)
Net change in fair value of securities available for sale	(1,058,702)	237,132	(821,570)
Unrealized losses on cash flow hedges:			
Change in fair value of cash flow hedges [1]	(69,010)	18,377	(50,633)
Less: net cash flow hedge gains reclassified into interest income [1]	9,580	(2,693)	6,887
Net change in fair value of cash flow hedges	(78,590)	21,070	(57,520)
Defined benefit pension plans:			
Change in actuarial net gain	6,323	(1,777)	4,546
Less: amortization of actuarial net loss	(11,032)	3,101	(7,931)
Less: Defined Benefit Plan settlement loss	(12,045)	3,386	(8,659)
Less: net accretion of prior service credit	11,882	(3,340)	8,542
Net change in other comprehensive income for defined benefit pension plans	17,518	(4,924)	12,594
Total other comprehensive loss	$ (1,119,774)	$ 253,278	$ (866,496)

(1) Includes amortization of less than $0.1 million and $7.3 million for the years ended December 31, 2023 and 2022, respectively, of realized but unrecognized gains, net of tax, from the termination of interest rate swaps. The total original gain of $41.2 million, net of tax, became fully accreted into income during the year ended December 31, 2023. The balance of this gain had amortized to less than $0.1 million, net of tax, at December 31, 2022.

The following table illustrates the changes in the balances of each component of accumulated other comprehensive income (loss), net of tax:

	Unrealized (Losses) and Gains on Available for Sale Securities	Unrealized (Losses) and Gains on Cash Flow Hedges	Defined Benefit Pension Plans	Total
	(In thousands)			
Beginning balance: January 1, 2022	$ (58,586)	$ 7,361	$ (5,471)	$ (56,696)
Other comprehensive (loss) income before reclassifications	(823,854)	(50,633)	4,546	(869,941)
Less: Amounts reclassified from accumulated other comprehensive income	(2,284)	6,887	(8,048)	(3,445)
Net current-period other comprehensive (loss) income	(821,570)	(57,520)	12,594	(866,496)
Ending balance: December 31, 2022	$ (880,156)	$ (50,159)	$ 7,123	$ (923,192)
Other comprehensive income (loss) before reclassifications	37,373	(16,690)	13,225	33,908
Less: Amounts reclassified from accumulated other comprehensive (loss) income	(258,540)	(35,278)	12,886	(280,932)
Net current-period other comprehensive income	295,913	18,588	339	314,840
Ending balance: December 31, 2023	$ (584,243)	$ (31,571)	$ 7,462	$ (608,352)
Other comprehensive income before reclassifications	(11,777)	(32,604)	20,639	(23,742)
Less: Amounts reclassified from accumulated other comprehensive income	(12,145)	(37,705)	2,085	(47,765)
Net current-period other comprehensive income	368	5,101	18,554	24,023
Ending balance: December 31, 2024	$ (583,875)	$ (26,470)	$ 26,016	$ (584,329)

The following table illustrates the significant amounts reclassified out of each component of accumulated other comprehensive (loss)/income, net of tax:

Details about Accumulated Other Comprehensive (Loss)/Income Components	Year Ended December 31,			Affected Line Item in the Statement Where Net Income is Presented
	2024	2023	2022	
	(In thousands)			
Unrealized losses on available-for-sale securities	$ (16,798)	$ (333,170)	$ (3,157)	Losses on sales of securities available for sale, net
	(16,798)	(333,170)	(3,157)	Total before tax
	4,653	74,630	873	Tax benefit
	$ (12,145)	$ (258,540)	$ (2,284)	Net of tax
Unrealized (losses) gains on cash flow hedges	$ (52,151)	$ (48,795)	$ 9,580	Interest income
	(52,151)	(48,795)	9,580	Total before tax
	14,446	13,517	(2,693)	Tax benefit (expense)
	$ (37,705)	$ (35,278)	$ 6,887	Net of tax
Amortization of defined benefit pension items	$ (7,069)	$ (9,563)	$ (23,077)	Net periodic pension cost - see Note 15
BEP and Defined Benefit Plan curtailment gain	—	15,908	—	Net income from discontinued operations
Accretion of prior service credit	9,953	11,560	11,882	Net periodic pension cost - see Note 15
	2,884	17,905	(11,195)	Total before tax
	(799)	(5,019)	3,147	Tax (expense) benefit
	$ 2,085	$ 12,886	$ (8,048)	Net of tax
Total reclassifications for the period	$ (47,765)	$ (280,932)	$ (3,445)	

23. Discontinued Operations

On September 19, 2023, the Company announced that it had entered into an asset purchase agreement ("the agreement") with Arthur J. Gallagher & Co. ("Gallagher") to sell substantially all of the assets of its insurance agency business for a gross purchase price of $515.0 million. The agreement also provided for the assumption of certain liabilities of the insurance agency business by Gallagher. Management made the decision to sell certain assets of its insurance agency business to recognize the valuation premium of the business, while allowing the Company to focus on growth and strategic initiatives of its core banking business.

In September 2023, following the approval of the sale by the Company's board of directors, the Company reclassified substantially all of the assets and certain liabilities of its insurance agency business as held for sale in connection with a planned disposition of the business. A business is classified as held for sale when management, having the authority to approve the action, commits to a plan to sell the business, the sale is probable to occur during the next 12 months at a price that is reasonable in relation to its current fair value, and certain other criteria are met. In accordance with *ASC 205, Presentation of Financial Statements*, the Company classifies operations as discontinued when they meet all the criteria to be classified as held for sale and when the sale represents a strategic shift that will have a major impact on the Company's financial condition and results of operations.

On October 31, 2023, the Company completed the sale of its insurance agency business for net cash consideration at closing of $498.1 million, subject to customary post-closing working capital adjustments. The net cash proceeds at closing included the gross purchase price pursuant to the agreement of $515.0 million and an estimated working capital adjustment of $4.2 million, which were reduced by transaction expenses of $17.0 million and the settlement of certain obligations of the Company primarily related to employee post-retirement liabilities that originated prior to closing of $4.1 million. In addition, the Company transferred $7.4 million in fiduciary cash to Gallagher upon closing which is included in the determination of the gain on sale as of December 31, 2023 but was not included in the amount of net cash consideration of $498.1 million. In connection with the sale, the Company recognized a gain on sale of $408.6 million, which was subject to certain post-closing adjustments during the 120 day post-closing settlement period which ended on February 28, 2024. The amount of the post-

closing settlement was not material. In addition, the Company recognized indirect noninterest expenses associated with the sale of approximately $22.3 million.

The following presents operating results of the discontinued insurance agency business for the periods indicated:

	For the Years Ended December 31,	
	2023	2022
	(In thousands)	
Noninterest income:		
Insurance commissions	$ 93,997	$ 99,887
Other noninterest income	67	179
Total noninterest income	94,064	100,066
Noninterest expense:		
Salaries and employee benefits	76,109	65,089
Office occupancy and equipment	4,420	3,319
Data processing	3,577	4,335
Professional services	1,176	1,009
Marketing expenses	179	246
Amortization of intangible assets	2,002	2,666
Other	5,304	4,944
Total noninterest expense	92,767	81,608
Income from discontinued operations before income tax expense	1,297	18,458
Gain on sale of discontinued operations before income tax expense	408,629	—
Total gain on discontinued operations before income tax expense	409,926	18,458
Income tax expense	115,060	5,210
Income from discontinued operations, net of taxes (1)	$ 294,866	$ 13,248

(1) Represents net income from discontinued operations that is presented in the Consolidated Statements of Income.

Certain income and expense amounts were excluded from discontinued operations as they relate to assets and liabilities which were not assumed by Gallagher. The following is a summary of such items and the corresponding income tax effect for the periods indicated:

	Years Ended December 31,	
	2023	2022
	(In thousands)	
Noninterest income:		
Income (loss) from investments held in rabbi trusts	$ 697	$ (1,305)
Other noninterest income (1)	60	54
Total noninterest income (loss)	757	(1,251)
Noninterest expense:		
Salaries and employee benefits (2)	721	(1,292)
Office occupancy and equipment (3)	433	499
Other (4)	1,608	2,396
Total noninterest expense	2,762	1,603
(Loss) income before income tax expense	(2,005)	(2,854)
Income tax (benefit) expense	(564)	(802)
Net (loss) income	(1,441)	(2,052)

(1) Includes income on Company-owned life insurance policies which were not disposed of and were transferred into the Bank upon dissolution of Eastern Insurance Group.

(2) Includes expenses, which were a net credit for the year ended December 31, 2022, associated with certain employee post-retirement benefit plan expenses.

(3) Includes depreciation expense associated with buildings and related improvements and ROU asset amortization related to one lease which were not disposed of and were transferred to the Bank as of January 1, 2024.

(4)   Includes intercompany expenses and other credits associated with the Defined Benefit Plan and the BEP. Components of net periodic benefit cost associated with the Defined Benefit Plan and the BEP included in other noninterest expense above were a net credit for the periods presented.

Continuing Involvement

Pursuant to the agreement, the Company agreed to provide certain transitional services to Gallagher for up to six months following the closing of the sale. Such services included certain information and technology support and human resources support. The Company was compensated for such services on a monthly basis, and the total compensation over the six month period plus reimbursement of amounts paid by the Company in connection with its performance of the transitional services was not material.

Leases

During the year ended December 31, 2023, upon reclassification of the above assets and liabilities to assets and liabilities of discontinued operations, the Company re-assessed the ROU assets of certain leases, which were assumed by Gallagher upon closing, and made the decision to abandon certain leases which were not assumed by Gallagher and for which Eastern Insurance Group was the lessee. The Company retained one lease for which Eastern Insurance Group was lessee at the time of closing. Following the sale, the lease was partially sublet to Gallagher and Eastern Insurance Group's obligation was transferred to the Bank upon dissolution of Eastern Insurance Group. As of December 31, 2023, the ROU asset and lease liability for such lease was $0.5 million and $0.3 million, respectively.

During the year ended December 31, 2023, the Company remeasured the present value of the future lease payments related to each lease for which Eastern Insurance Group was the lessee which resulted in a net reduction of the lease liabilities and a corresponding net reduction of the lease ROU assets of $6.4 million. The Company recorded an impairment charge of $2.0 million related to leases which were terminated early following the closing of the asset sale. The impairment charge was included in net income from discontinued operations for the year ended December 31, 2023.

Revenue Recognition - Insurance Commissions

The Company acted as an agent in offering property, casualty, and life and health insurance to both commercial and consumer customers though Eastern Insurance Group. The Company also earned additional commissions from the insurers based upon meeting certain criteria, such as premium levels, growth rates, new business volume and loss experience. The Company recognized commission revenues when earned based upon the effective date of the policy or when services were rendered. Certain revenues were deferred to reflect delivery of services over the contract period. Upon the transfer of Eastern Insurance Group's assets to Gallagher, which occurred on October 31, 2023, the Company ceased to offer insurance products and services and thus no longer receives insurance-related commissions and revenues. The Company earned a fixed commission rate on the sales of these products and services.

Commissions were earned on the contract effective date and generally were based upon a percentage of premiums for insurance coverage. Commission rates depended upon a large number of factors, including the type of risk being placed, the particular underwriting enterprise's demand, the expected loss experience of the particular risk coverage, and historical benchmarks surrounding the level of effort necessary for the Company to place and service the insurance contract. The vast majority of the Company's services and revenues were associated with the placement of an insurance contract.

The Company also earned profit-sharing revenues, also referred to as contingency revenue, from the insurers with whom the Company placed business. These profit-sharing revenues were performance bonuses from the insurers based upon certain performance metrics such as floors on written premiums, loss rates, and growth rates. These amounts were in excess of the commission revenues discussed above, and not all business placed with underwriting enterprises was eligible for contingent revenues. Contingent revenues were variable and generally based upon the Company's expectation of the ultimate profit-sharing revenue amounts to be earned and varied from period to period. The Company's contracts were generally calendar year contracts whereby revenues from underwriting enterprises were received in the calendar year following placement, generally the first and second quarters, after verification of the performance indicators outlined in the contracts. Accordingly, during each reporting period, management made its best estimate of the amounts that had been earned using historical averages and other factors to project revenues. The Company based its estimates each period on a contract-by-contract basis. As estimates could have changed significantly from period to period, the Company did not recognize this revenue until it had concluded that, based upon all the facts and information available, it was probable that a significant revenue reversal would not occur in a future period.

24. Parent Company Financial Statements

Condensed financial information relative to Eastern Bankshares Inc.'s ("the parent company") balance sheets at December 31, 2024 and 2023 and the related statements of income and cash flows for the years ended December 31, 2024, 2023 and 2022 are presented below. The statement of shareholders' equity is not presented below as the parent company's shareholders' equity is that of the consolidated Company.

BALANCE SHEETS

	As of December 31,	
	2024	2023
	(In thousands)	
Assets		
Cash and cash equivalents[1]	$ 186,589	$ 118,256
Goodwill and other intangibles, net	744	744
Deferred income taxes, net	2,455	6,763
Investment in subsidiaries	3,418,356	2,842,099
Other assets	5,246	8,202
Total assets	$ 3,613,390	$ 2,976,064
Liabilities and shareholders' equity		
Other liabilities	$ 1,423	$ 1,209
Total liabilities	1,423	1,209
Shareholders' equity	3,611,967	2,974,855
Total liabilities and shareholders' equity	$ 3,613,390	$ 2,976,064

(1)   Includes $185.0 million and $116.7 that is eliminated in consolidation as of December 31, 2024 and 2023, respectively.

STATEMENTS OF INCOME

	For the Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Income			
Interest income	$ 142	$ 130	$ 15
Other	9,291	—	—
Total income	9,433	130	15
Expenses			
Professional services	5,877	4,937	899
Other	4,170	3,706	3,070
Total expenses	10,047	8,643	3,969
Loss before income taxes and equity in undistributed income of subsidiaries	(614)	(8,513)	(3,954)
Income tax expense (benefit)	973	(1,773)	269
Loss before equity in undistributed income of subsidiaries	(1,587)	(6,740)	(4,223)
Equity in undistributed income of subsidiaries	121,148	238,917	203,982
Net income	$ 119,561	$ 232,177	$ 199,759

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Cash flows provided by operating activities			
Net income	$ 119,561	$ 232,177	$ 199,759
Adjustments to reconcile net income to cash provided by operating activities			
Equity in undistributed income of subsidiaries	(121,148)	(238,917)	(203,982)
Share-based compensation	19,269	16,513	10,507
ESOP expense	7,356	7,129	9,923
Gain on sale of other equity investment	(9,291)	—	—
Change in:			
Deferred income taxes, net	4,308	6,419	4,792
Other, net	736	(4,115)	(937)
Net cash provided by operating activities	20,791	19,206	20,062
Cash flows provided by investing activities			
Return of investments in subsidiary	128,000	40,000	240,000
Contributions to other equity investments	(405)	(720)	(788)
Proceeds from sale of other equity investment	9,958	—	—
Net cash acquired in business combination	21,154	—	—
Net cash provided by investing activities	158,707	39,280	239,212
Cash flows used in financing activities			
Payments for shares repurchased under share repurchase plans	(27,683)	—	(201,618)
Dividends declared and paid to common shareholders	(82,541)	(66,671)	(65,886)
Stock issuance costs	(941)	—	—
Net cash used in financing activities	(111,165)	(66,671)	(267,504)
Net increase (decrease) in cash and cash equivalents	68,333	(8,185)	(8,230)
Cash and cash equivalents at beginning of year	118,256	126,441	134,671
Cash and cash equivalents at end of year	$ 186,589	$ 118,256	$ 126,441

25. Related Parties

The Company has, and expects to have in the future, related party transactions in the ordinary course of business. The transactions include, but are not limited to, lending activities and deposit services with directors and executive officers of the Company and their affiliates. Based on the Company's assessment, such transactions are consistent with prudent banking practices and are within applicable banking regulations. During the years ended December 31, 2024, 2023 and 2022, no such transactions involved amounts in excess of 5% of the Company's total shareholders' equity.

26. Quarterly Results of Operations (Unaudited)

In connection with the sale of the insurance agency business, which was completed in the fourth quarter of 2023, the Company reclassified certain assets and liabilities and the related results of operations to discontinued operations in the third quarter of 2023. Refer to *Note 23, "Discontinued Operations"* for further discussion regarding discontinued operations. The following unaudited supplementary information summarizes the retrospective changes to the Consolidated Statements of Income as a result of the decision to sell the insurance agency business for the year ended December 31, 2023 (quarterly information for the year ended December 31, 2024 was provided for comparative purposes):

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2024	2023	2024	2023	2024	2023	2024	2023
	(Dollars in thousands, except per share data)							
Interest and dividend income	$ 202,611	$ 188,880	$ 207,376	$ 201,765	$ 266,018	$ 202,168	$ 270,761	$ 203,646
Interest expense	72,711	50,571	78,727	60,177	96,163	64,963	91,568	70,339
Net interest income	129,900	138,309	128,649	141,588	169,855	137,205	179,193	133,307
Provision for allowance for loan losses	7,451	25	6,126	7,501	46,983	7,328	6,820	5,198
Net interest income after provision for loan losses	122,449	138,284	122,523	134,087	122,872	129,877	172,373	128,109
Noninterest income (loss)	27,692	(309,853)	25,348	26,204	33,528	19,157	37,349	26,739
Noninterest expense	101,202	95,891	109,869	99,934	159,753	101,748	137,544	121,029
Income (loss) from continuing operations before income tax expense	48,939	(267,460)	38,002	60,357	(3,353)	47,286	72,178	33,819
Income tax expense (benefit)	10,292	(65,379)	11,671	15,938	2,835	(16,178)	11,407	2,310
Net income (loss) from continuing operations	38,647	(202,081)	26,331	44,419	(6,188)	63,464	60,771	31,509
Net income (loss) from discontinued operations	—	7,985	—	4,238	—	(4,351)	—	286,994
Net income (loss)	$ 38,647	$ (194,096)	$ 26,331	$ 48,657	$ (6,188)	$ 59,113	$ 60,771	$ 318,503
Basic earnings (loss) per share:								
Continuing operations	$ 0.24	$ (1.25)	$ 0.16	$ 0.27	$ (0.03)	$ 0.39	$ 0.30	$ 0.19
Discontinued operations	—	0.05	—	0.03	—	(0.03)	—	1.77
Basic earnings (loss) per share	$ 0.24	$ (1.20)	$ 0.16	$ 0.30	$ (0.03)	$ 0.36	$ 0.30	$ 1.96
Diluted earnings (loss) per share:								
Continuing operations	$ 0.24	$ (1.25)	$ 0.16	$ 0.27	$ (0.03)	$ 0.39	$ 0.30	$ 0.19
Discontinued operations	—	0.05	—	0.03	—	(0.03)	—	1.76
Diluted earnings (loss) per share	$ 0.24	$ (1.20)	$ 0.16	$ 0.30	$ (0.03)	$ 0.36	$ 0.30	$ 1.95
Average common shares outstanding:								
Basic	162,863,540	161,991,373	163,145,255	162,232,236	196,700,222	162,370,469	201,237,749	162,571,066
Diluted	163,188,410	162,059,431	163,499,296	162,246,675	197,706,644	162,469,887	202,638,608	162,724,398

27. Segment Reporting

An operating segment is defined as a component of a business for which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and evaluate performance. The Company has determined that its CODM is its Executive Chair. The Company has one reportable segment: its banking business, which consists of a full range of banking lending, savings, and small business offerings, and its wealth management and trust operations. The CODM makes operating and resource allocation decisions based upon the results of the Company's core banking business. The core banking business, which is comprised of the commercial group, consumer group, and wealth management components, is managed by the Company's Executive Chair and resource allocation decisions are made by the CODM as a single operating segment rather than at the individual component level. Each of these components are conducted and financed through banking activities and operations. The core banking business activities are interrelated and viewed by management as a single operating segment.

The accounting policies of the banking business segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance of the banking business segment and decides how to allocate resources based upon net income that is reported on the Consolidated Statements of Income as net income (loss) from continuing operations. The measure of segment assets is reported on the Consolidated Balance Sheets as total assets. The CODM uses net income to evaluate income generated from segment assets in deciding whether to reinvest profits into the banking business segment or into other parts of the Company, such as for acquisitions, to pay dividends, or to repurchase outstanding shares. Net income is used to monitor budget versus actual results. The CODM also uses net income in competitive analysis by benchmarking to the Company's competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management's compensation. The Company does not have intra-entity sales.

The CODM uses consolidated profit and loss measures which are presented on the Company's Consolidated Statements of Income. Therefore, refer to the Consolidated Statements of Income for quantitative information regarding the

banking business segment operating results. The segment operating results include certain other segment items which are included in other noninterest expense within the Consolidated Statements of Income. Significant expense items included in the other noninterest expense line include operational losses, which are primarily comprised of debit card and bad check losses, liability insurance expense, and other loan expenses, which are primarily comprised of legal collection fees and certain origination and servicing-related expenses. The CODM reviews such amounts as a whole in their review of segment operating results.

28. Subsequent Event

Subsequent to December 31, 2024, management made the decision to sell certain available for sale securities, which were in an unrealized loss position as of December 31, 2024, in connection with an investment portfolio repositioning. In January and February 2025, available for sale securities with a book value of $1.6 billion were sold for proceeds of $1.3 billion which resulted in the recognition of a realized loss on sale of approximately $270.0 million. Management reinvested the sale proceeds into available for sale securities at current market interest rates.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Effectiveness of Disclosure Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer along with the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(c) promulgated under the Exchange Act of 1934. Based upon that evaluation, the Company's Chief Executive Officer along with the Company's Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2024, the end of the period covered by this Annual Report on Form 10-K.

Internal Controls over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the year ended December 31, 2024 that have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting. The Company has not experienced any material impact to the Company's internal controls over financial reporting due to the fact that most of the Company's employees responsible for financial reporting are working remotely and/or hybrid. The Company is continually monitoring and assessing the impact of working remotely and/or hybrid on the Company's internal controls to minimize the impact to their design and operating effectiveness.

Management's Report on Internal Control over Financial Reporting

Management of Eastern Bankshares, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2024.

Ernst & Young LLP, Boston, Massachusetts, (U.S. PCAOB Auditor Firm I.D.: 42), the independent registered public accounting firm that audited our Consolidated Financial Statements included in this Annual Report on Form 10-K, has issued a report on the effectiveness of our internal control over financial reporting as of December 31, 2024. The report, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2024, is included below:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Eastern Bankshares, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Eastern Bankshares, Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Eastern Bankshares, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Company and our report dated February 27, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 27, 2025

ITEM 9B. OTHER INFORMATION

Director Luis A. Borgen adopted a trading arrangement intended to satisfy the affirmative defense conditions of the SEC's Rule 10b5-1(c) on November 27, 2024. Mr. Borgen's plan provides for the sale of up to 13,696 shares of Company common stock beginning on May 13, 2025 and continues through December 31, 2025. His prior trading arrangement expired by its terms on December 31, 2024.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required herein is incorporated by reference from the Company's proxy statement relating to its 2025 Annual Meeting of Stockholders (the "Definitive Proxy Statement") that will be filed with the SEC within 120 days following the fiscal year end December 31, 2024 under the headings of "Proposal 1 – Election of Directors," "Corporate Governance – Code of Business Conduct and Ethics," "Shareholders Proposals," "Audit Committee Report," "Information about our Executive Officers," "Security Ownership of Certain Beneficial Owners and Management – Delinquent Section 16(a) Reports," and "Corporate Governance – Audit Committee."

Insider Trading Arrangements and Policies. We are committed to promoting high standards of ethical business conduct and compliance with applicable laws, rules and regulations. As part of this commitment, we have adopted our Insider Trading Policy and Guidelines governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, employees and certain family members and contractors, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy, including any amendments thereto, is filed as Exhibit 19.1 to this Annual Report on Form 10-K for the year ended 2024.

ITEM 11. EXECUTIVE COMPENSATION

The information required herein is incorporated by reference from the Definitive Proxy Statement under the headings of "Corporate Governance – Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Executive Compensation," and "Compensation Committee Report."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except for the information concerning equity compensation plans, the information required herein is incorporated by reference from the Definitive Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management." The following table sets out information as of December 31, 2024, about securities authorized for issuance under the Company's Equity Incentive Plan, which has been approved by shareholders.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,326,261 (2)	—	22,519,972 (1)
Equity compensation plans not approved by security holders	—	—	—
Total	2,326,261	—	22,519,972 (1)

(1) 26,146,141 shares were reserved for issuance under the Eastern Bankshares, Inc. 2021 Equity Incentive Plan. Pursuant to the terms of such plan, 683,056 shares of restricted stock were granted and issued to the Company's non-employee directors on November 30, 2021. An additional 56,352, 47,820 and 31,559 shares were issued to the Company's non-employee directors in May 2024, 2023 and 2022, respectively. In addition, 372,179 and 302,908 shares were issued upon the vesting of certain restricted stock units during the years ended December 31, 2024 and 2023 and 76,353 shares were issued upon the vesting of certain performance stock units during the year ended December 31, 2024. Lastly, restricted stock units and performance stock units of 236,766 and 111,617, respectively, were converted to awards of the Company from Cambridge awards in connection with the merger and are included in column (a) above. Forfeited shares are returned to the pool of shares available for issuance in accordance with the terms of the 2021 Equity Incentive Plan. For more information, see the "Share-Based Compensation Plan" section in *Note 16, "Share-Based Compensation"* within the Notes to the Consolidated Financial Statements included in Item 8 in this Annual Report on Form 10-K.

(2)   Consists of shares of common shares that have been reserved and may be issuable to Company employees upon the settlement of 1,356,522 restricted stock units and 969,739 performance share units at target payout levels.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required herein is incorporated by reference from the Definitive Proxy Statement under the heading "Corporate Governance – Certain Relationships and Related Party Transactions" and "Corporate Governance – Director Independence."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required herein is incorporated by reference from the Definitive Proxy Statement under the heading "Independent Registered Public Accounting Firm."

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

(1) The Consolidated Financial Statements (see Item 8 of this Annual Report on Form 10-K):

Reports of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets as of December 31, 2024 and 2023.

Consolidated statements of income for each of the years in the three-year period ended December 31, 2024.

Consolidated statements of comprehensive income for each of the years in the three-year period ended December 31, 2024.

Consolidated statements of changes in shareholders' equity for each of the years in the three-year period ended December 31, 2024.

Consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2024.

Notes to the Consolidated Financial Statements.

(2) All schedules are omitted because they are not applicable or not required, or because the required information is shown either in the Consolidated Financial Statements or in the Notes thereto in this Annual Report on Form 10-K.

(3) The exhibits that are filed as part of this Report are listed below in the Exhibits Index.

(b) The exhibits listed in the Exhibit Index (following the signatures section of this report) are included in, or incorporated by reference into, this Annual Report on Form 10-K.

(c) All schedules are omitted as the required information is not applicable or the information is presented in the Consolidated Financial Statements or related Notes thereto in this Annual Report on Form 10-K.

EXHIBIT INDEX

The following exhibits are included in this Annual Report on Form 10-K for the year ended December 31, 2024 (and are numbered in accordance with Item 601 of Regulation S-K):

Exhibit No.	Description	Included with this Form 10-K	Incorporated by Reference			
			Form	File No.	Filing Date	Exhibit No.
2.1	Plan of Conversion		S-1	333-239251	06/18/2020	2
2.3[(1)]	Asset Purchase Agreement by and among Eastern Insurance Group LLC, Eastern Bank, Eastern Bankshares, Inc. and Arthur J. Gallagher Risk Management Services, LLC, dated as of September 19, 2023		8-K	001-39610	09/19/2023	2.1
2.4[(1)]	Agreement and Plan of Merger by and among Eastern Bankshares, Inc., Eastern Bank, Citadel MS 2023, Inc., Cambridge Bancorp and Cambridge Trust Company, dated as of September 19, 2023		8-K	001-39610	09/19/2023	2.2
2.5	Amendment No. 1 to Agreement and Plan of Merger by and among Eastern Bankshares, Inc., Eastern Bank, Citadel MS 2023, Inc., Cambridge Bancorp and Cambridge Trust Company, dated as of July 2, 2024		8-K	001-39610	07/15/2024	2.2
3.1	Restated Articles of Organization of Eastern Bankshares, Inc., effective May 16, 2022		10-Q	001-39610	08/05/2022	3.1
3.2	Bylaws of Eastern Bankshares, Inc.		10-Q	333-239251	09/24/2020	3.2
4.1	Form of Common Stock Certificate of Eastern Bankshares, Inc.		S-1/A	333-239251	08/05/2020	4
4.2	Description of Equity Securities Registered under Section 12 of the Exchange Act		10-K	001-39610	03/29/2021	4.2
10.1†	Eastern Bank Employee Stock Ownership Plan		S-1	333-239251	06/18/2020	10.1

Exhibit No.	Description	Included with this Form 10-K	Incorporated by Reference			
			Form	File No.	Filing Date	Exhibit No.
10.2†	Executive Severance Benefits Agreement with Robert F. Rivers		S-1	333-239251	06/18/2020	10.2
10.3†	Executive Retention and Severance Benefits Agreement with Quincy L. Miller		S-1	333-239251	06/18/2020	10.3
10.4†	Change in Control Agreement with Robert F. Rivers, dated June 15, 2020		S-1	333-239251	06/18/2020	10.4
10.5†	Change in Control Agreement with Quincy L. Miller, dated June 15, 2020		S-1	333-239251	06/18/2020	10.5
10.6†	Form of Change in Control Agreement with other executive officers		S-1	333-239251	06/18/2020	10.6
10.7†	Supplemental Executive Retirement Plan		S-1	333-239251	06/18/2020	10.7
10.8†	Amendment to Supplemental Executive Retirement Plan dated July 26, 2021		10-Q	001-39610	11/10/2021	10.1
10.9†	Restated Benefit Equalization Plan		10-K	001-39610	2/26/2024	10.9
10.10†	Outside Directors' Retainer Continuance Plan, as amended		10-Q	333-239251	09/24/2020	10.9
10.11†	409A Long Term Incentive Plan, as amended		S-1	333-239251	06/18/2020	10.10
10.12†	409A Deferred Compensation Plan, as amended		S-1	333-239251	06/18/2020	10.11
10.13†	Eastern Insurance Group LLC Supplemental Executive Retirement Plan		S-1	333-239251	06/18/2020	10.12
10.14†	Deferred Compensation Plan, as amended		S-1	333-239251	06/18/2020	10.13
10.15†	Eastern Bankshares, Inc. Management Incentive Plan for Eastern Bank Participants		10-Q	001-39610	08/13/2021	10.1
10.16†	Eastern Bankshares, Inc. Management Incentive Plan for Eastern Insurance Group LLC Participants		10-Q	001-39610	08/13/2021	10.2
10.17†	Eastern Bankshares, Inc. 2021 Equity Incentive Plan		S-8	333-239251	11/29/2021	10.1
10.18†	Form of Restricted Stock Award Agreement		S-8	333-239251	11/29/2021	10.2
10.19†	Form of One-Time RSU Award Agreement		8-K	001-39610	01/19/2022	10.1
10.20†	Form of Annual RSU Award Agreement		8-K	001-39610	01/19/2022	10.2
10.21†	Form of One-Time PSU Award Agreement		8-K	001-39610	01/19/2022	10.3
10.22†	Form of Annual PSU Award Agreement		8-K	001-39610	01/19/2022	10.4
10.23†	Executive Severance Benefits Agreement dated as of September 19, 2023, between Denis K. Sheahan and Eastern Bank		8-K	001-39610	09/19/2023	99.2
10.24†	Change in Control Agreement dated as of September 19, 2023, among Eastern Bankshares, Inc., Eastern Bank and Denis K. Sheahan		8-K	001-39610	09/19/2023	99.3
10.25†	Amendment to Eastern Bank Stock Ownership Plan, dated June 5, 2023		10-Q	001-39610	11/03/2023	10.6
10.26†	Offer Letter, dated July 1, 2024, between Eastern Bank and Denis K. Sheahan		10-Q	001-39610	08/07/2024	10.2
10.27†	Change in Control Agreement, effective August 1, 2024, among Eastern Bankshares, Inc., Eastern Bank, and R. David Rosato		8-K	001-39610	07/15/2024	99.2
10.28†	Summary of Material Terms of Denis K. Sheahan's Rollover Equity Awards in Cambridge Bancorp Merger		10-Q	001-39610	08/07/2024	10.5

Exhibit No.	Description	Included with this Form 10-K	Incorporated by Reference			
			Form	File No.	Filing Date	Exhibit No.
10.29†	Cambridge Bancorp 2017 Equity and Cash Incentive Plan		S-8	333-275479	07/11/2024	10.2
19.1	Eastern Bankshares, Inc. Insider Trading Policy	X				
21*	Subsidiaries of Eastern Bankshares, Inc.	X				
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	X				
31.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act	X				
31.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act	X				
32.1+	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
32.2+	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
97.1	Eastern Bankshares, Inc. Clawback Policy		10-K	001-39610	2/26/2024	97.1
101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Balance Sheets as of December 31, 2024 and 2023, (ii) the Consolidated Statements of Income for the years ended December 31, 2024, 2023 and 2022 (iii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022, (iv) the Consolidated Statements of Changes in Equity for the years ended December 31, 2024, 2023 and 2022, (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022, and (vi) the Notes to the Consolidated Financial Statements.	X				
104	Cover page interactive data file (formatted as inline XBRL with applicable taxonomy extension information) contained in Exhibit 101 to this report+.	X				

†   Management contract or compensatory plan, contract or arrangement
*   Filed herewith
+   Furnished herewith

(1)   Certain schedules and other similar attachments to this exhibit were omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant will provide a copy of such omitted documents to the Securities and Exchange Commission upon request.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EASTERN BANKSHARES, INC.

/s/ Robert F. Rivers

Robert F. Rivers

Executive Chair and Chair of the Board

Date: February 27, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Robert F. Rivers	Executive Chair and Chair of the Board	Date: February 27, 2025
Robert F. Rivers	(Principal Executive Officer)	
/s/ R. David Rosato	Chief Financial Officer	Date: February 27, 2025
R. David Rosato	(Principal Financial Officer)	
/s/ Denis K. Sheahan	Chief Executive Officer and Director	Date: February 27, 2025
Denis K. Sheahan		
/s/ David A. Ahlquist	Principal Accounting Officer	Date: February 27, 2025
David A. Ahlquist		
/s/ Richard C. Bane	Director	Date: February 27, 2025
Richard C. Bane		
/s/ Luis A. Borgen	Director	Date: February 27, 2025
Luis A. Borgen		
/s/ Joseph T. Chung	Director	Date: February 27, 2025
Joseph T. Chung		
/s/ Bari A. Harlam	Director	Date: February 27, 2025
Bari A. Harlam		
/s/ Marisa J. Harney	Director	Date: February 27, 2025
Marisa J. Harney		
/s/ Diane S. Hessan	Director	Date: February 27, 2025
Diane S. Hessan		
/s/ Richard E. Holbrook	Director	Date: February 27, 2025
Richard E. Holbrook		
/s/ Deborah C. Jackson	Director	Date: February 27, 2025
Deborah C. Jackson		
/s/ Peter K. Markell	Director	Date: February 27, 2025
Peter K. Markell		
/s/ Linda M. Williams	Director	Date: February 27, 2025
Linda M. Williams		

| /s/ Leon A. Palandjian | Director | Date: February 27, 2025 |
| Leon A. Palandjian | | |

| /s/ Cathleen A. Schmidt | Director | Date: February 27, 2025 |
| Cathleen A. Schmidt | | |

| /s/ Andargachew S. Zelleke | Director | Date: February 27, 2025 |
| Andargachew S. Zelleke | | |

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CORPORATE & SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
Eastern Bankshares, Inc.
125 High Street
Oliver Street Tower
Suite 901
Boston, Massachusetts 02110

easternbank.com
1-800-EASTERN

STOCK LISTING
Common stock of Eastern Bankshares, Inc. is listed on the Nasdaq Global Select Market under the trading symbol "EBC."

ANNUAL MEETING
The Annual Meeting of Shareholders of Eastern Bankshares, Inc. will be held on Monday, May 19, 2025, at 12:00 p.m. Eastern Time over the internet in a virtual meeting format. Shareholders of record as of March 14, 2025, may register to attend the meeting virtually at www.proxydocs.com/EBC.

INDEPENDENT AUDITORS
Ernst & Young LLP

TRANSFER AGENT & REGISTRAR
Continental Stock Transfer & Trust
Attn: Shareholder Relations
1 State Street, 30th Floor
New York, New York 10004-1561

cstmail@continentalstock.com
800-509-5586

INVESTOR INFORMATION
For further information about Eastern Bankshares, Inc., including all filings with the Securities and Exchange Commission, please refer to the Company's investor relations website: investor.easternbank.com.

FORM 10-K
A printed copy of the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2024, including exhibits filed with the Securities and Exchange Commission, is available without charge by contacting:

Andrew Hersom
Head of Investor Relations
Eastern Bankshares, Inc.
125 High Street
Oliver Street Tower
Suite 901
Boston, Massachusetts 02110

InvestorRelations@easternbank.com
860-707-4432

investor.easternbank.com

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A DIVISION OF EASTERN BANK

 facebook.com/CambridgeTrustCompany    @CambridgeTrust    @CambridgeTrust

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GOOD **INVESTS**. GOOD **ADVISES**. GOOD **LENDS**. GOOD **HELPS FEED HUNGRY KIDS**. GOOD **FUELS THE HUNGRY STARTUP**. GOOD **HELPS KIDS LEARN TO PAINT. AND DANCE. AND REALIZE HOW SPECIAL THEY ARE**. GOOD **BUILDS BUSINESS**. GOOD **BUILDS PLAYGROUNDS. AND REBUILDS LIVES**. GOOD **INSURES**. GOOD **ENDURES**. GOOD **FIGHTS DISCRIMINATION**. GOOD **STANDS UP FOR EQUAL OPPORTUNITY**. GOOD **INNOVATES**. GOOD **EDUCATES**. GOOD **ADVOCATES**. GOOD **HELPS PEOPLE BEAT ADDICTIONS**. GOOD **PAYS CLOSE ATTENTION**. GOOD **PAYS IT FORWARD**.

THIS IS WHERE I DO

GOOD

Eastern Bankshares, Inc.











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